Form 20-F
period 2023-12-31
COOL Co LTD.
filed 2024-03-28
CIK 1944057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	001-41625

Cool Company Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Canon's Court, 22 Victoria St., Hamilton, Pembroke HM 12, Bermuda
(Address of principal executive offices)

Richard Tyrrell Canon's Court, 22 Victoria St. Hamilton, Pembroke HM 12 Bermuda Telephone: +1(441) 295 2244

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

53,702,846 common shares, par value $1.00 per share

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

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	Accelerated filer	X	Non-accelerated filer	Emerging growth company	X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.

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

Yes	No	X

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes	No	X

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

Additionally, such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under “Item 3. Key Information – D. Risk Factors” in this Annual Report. These risks and uncertainties include factors relating to:

•Changes in demand in the LNG shipping industry, including the market for modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (the “Original Vessels”) and four vessels, comprising of two modern 2-stroke and two TFDE, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS Ventures Ltd. (the “Acquisition Vessels”) (the Original Vessels and Acquisition Vessels are collectively referred to as the “Vessels”);
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to successfully employ our Vessels and at attractive rates;
•changes in the supply of LNG vessels;
•our ability to access to financing and refinancing;
•our ability to procure or have access to financing and refinancing, including continued financing for the two state-of-the-art MEGA LNG carriers under order expected to be delivered by the end of 2024 (the "Newbuilds Vessels");
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
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•information system failures, cyber incidents or breaches in security;
•adjustments in our ship management business and related costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
•other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

Moreover, we operate in a very competitive and rapidly changing industry and environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

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

Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom, references to "Euro" and "€" are to the lawful currency of Croatia and references to “Malaysian Ringgit” and “MYR” are to the lawful currency of Malaysia.

KEY PERFORMANCE INDICATORS

Throughout this Annual Report, we provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”), Bloomberg, IHS Markit, Shell plc, the Brussels Report, the CIA World Factbook, U.S. Energy Information Administration and the International Group of Liquefied Natural Gas Importers, as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

A.Offer Statistics

Not applicable.

B.Method And Expected Timetable

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this Annual Report, unless otherwise indicated, the terms "CoolCo", "we", "Successor", "us", "our", the "Company" and the "Group" refer to Cool Company Ltd. or any one or more of its consolidated subsidiaries.

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

References to “Golar” and "Predecessor" refer to Golar LNG Limited and to any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities (NASDAQ: GLNG).

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
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our expectations regarding the availability of vessel acquisitions;
•our ability to procure or have access to financing and refinancing;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
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
•increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could depress prices for natural gas in those markets and make LNG uneconomical;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•negative global or regional economic or political conditions, particularly in LNG-consuming regions which could reduce energy consumption or its growth;
•global and regional economic and political conditions and developments, armed conflicts, including the recent conflicts between Russia and Ukraine, and terrorist activities, trade wars, tariffs, embargoes and strikes, including those involving the Red Sea;
•the impact of sanctions on LNG production, including sanctions concerning Russian LNG and terminals;
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
•availability of new, alternative energy sources, including renewables; and
•any decrease in demand for LNG imports globally following any easing or lifting of sanctions and/or the continued import of Russian natural gas.

Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our Vessels, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we depend on oil and gas companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce natural gas. Limitations on the availability of capital or higher costs of capital for financing expenditures, or the desire to preserve liquidity, may cause oil and gas companies to reduce future capital budgets and outlays, which will affect the LNG market and our operational costs.

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
•scrapping of older vessels;
•speed at which the vessel is instructed to proceed;
•vessel casualties, including loss or material damage to, grounding of a vessel;
•the degree of recycling of older vessels;

•number of vessels that are out of service;
•availability of financing for new vessels and shipping activity;
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters;
•changes in regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of vessels;
•environmental concerns and uncertainty around new regulations relating to, among other things, new technologies which may delay the ordering of new vessels; and
•new environmental regulations that may result in classifying older vessels as less efficient and therefore more difficult to market and charter.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing LNG fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. Increases in the global LNG fleet or a decrease in demand will affect the rates our Vessels earn and therefore our results of operations.

Global climate change may increase the frequency and severity of weather events and damages or losses resulting therefrom, could have a material adverse effect on the economies in the markets in which we operate or plan to operate in the future and therefore on our business.

Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. Damage that may be caused by natural events, such as severe tropical storms, hurricanes, cyclones and typhoons will affect our operations or the economies in our current or future market areas, and the increased frequency and severity of such weather events could increase the negative impact on economic conditions in these regions and affect our ability to transport natural gas. In particular, if one of the regions in which our Vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from customers, investors, lenders and other market participants with respect to Environment, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies and practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry participant expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or results of operations of such a company could be materially and adversely affected. Any failure, or perceived failure, to achieve our ESG goals or failure to meet disclosure requirements could adversely impact our reputation, business, financial condition and results of operations.

We may face increasing pressures from investors, insurers, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, especially given the nature of the business of transportation of LNG in which we are engaged. If we do not meet these standards or expectations of investors or lenders, our business or our ability to access capital could be harmed.

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

Our statements and policies related to sustainability and other ESG goals, objectives and priorities reflect our current plans and may not be achieved or fulfilled. Our efforts to research, establish, accomplish and accurately report on these goals, objectives and priorities expose us to numerous operational, reputational, financial, legal and other risks. In particular, our ability to achieve any stated goal, objective and priority, including with respect to emissions reductions, is subject to numerous factors and conditions, some of which are outside of our control. In addition, standards for tracking and reporting on sustainability matters, including climate-related matters, have not been harmonized and continue to evolve.

In addition, enhanced reporting requirements, such as Corporate Sustainability Reporting Directive ("CSRD") in the EU, and/or other regulatory reporting measures may require us to adopt a different approach to ESG reporting which may not be aligned to the expectation of investors, lenders and/or other participants. It may also increase our costs internally to comply with these additional measures. Our processes and controls for reporting sustainability matters, now and in the future, may not always comply with evolving and disparate standards for identifying, measuring and reporting such metrics, including sustainability-related disclosures that may be required by the SEC, and such standards may change over time, which could result in significant revisions to our current goals, disclosures and reported progress in achieving such goals or ability to achieve such goals in the future. In March 2024, the SEC issued final rules applicable to public companies to include extensive climate-related information in their SEC filings. As the nature, scope and complexity of ESG reporting, calculation methodologies, voluntary reporting standards and disclosure requirements expand, including the SEC’s disclosure requirements regarding, among other matters, GHG emissions, we may have to undertake additional costs to control, assess and report on ESG metrics. Similarly, in January 2023, the European Union enacted the CSRD, which will require sustainability reporting across a broad range of ESG topics for both EU and non-EU companies. Numerous countries have also begun proposing climate-reporting frameworks aligned with the International Sustainability Standards Board standards. Furthermore, increasing attention to climate change risks has resulted in an increased possibility of governmental investigations and additional private litigation without regard to causation or its contribution to the asserted damage, which could increase costs or otherwise adversely affect our businesses and financial condition For example, governments and private parties are also increasingly filing lawsuits or initiating regulatory action alleging misrepresentation regarding climate change and other environmental, social and governance related matters and practices or a failure or lack of diligence to meet publicly stated sustainability or climate-related goals. While we are currently not a party to any of these lawsuits, they present a high degree of uncertainty regarding the extent to which energy companies face an increased risk of liability stemming from climate change or sustainability disclosures and practices.

Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business.

Our operations and those of certain of our customers may be adversely affected by changing economic, political and government conditions in the countries and regions where our Vessels are employed or registered. We operate in, and/or are pursuing opportunities in areas of the world that are likely to be adversely impacted by the effects of political conflicts, including the current political instability in Ukraine, the Middle East and the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities (including re-routing of vessels due to such situations or hostilities), such as the recent Houthi's attacks on shipping that is connected with the conflict between Israel and Hamas. Various shipping companies and charterers have indicated that their vessels would avoid the region, and for the time being divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to voyages from east to west. These uncertainties could also adversely affect our ability to obtain financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results. Our exposure to risks relating to conflicts, including conflicts and the geopolitical situation in the Middle East, may be amplified because of us being a U.S.-listed company, our presence in the U.K. and the identities of any of our shareholders.

In addition, political instability has resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Red Sea, Arabian Gulf and Gulf of Guinea regions. The conflict in Ukraine has resulted in several countries and international organizations, such as the U.S., the U.K. and the EU, imposing trade and investment sanctions against Russia which could adversely affect the global economy. Russian LNG is not currently sanctioned however, investment in new Russian LNG supply is affected as are some Russian terminals, as are several market participants with connections to Russia. While our Vessels and their respective charterers are not directly impacted by these measures, these factors could also increase our costs of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which may have a material adverse effect on our business, financial condition and results of operations.

LNG supply chains could be disrupted by factors outside of our control, including (i) a reduction in the supply or availability of equipment or products to maintain and replace our Vessels, (ii) labor shortages, (iii) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on maritime transportation and the LNG supply chain and (iv) increased economic sanctions or embargoes, including those relating to Russia’s invasion of Ukraine.

In addition, tariffs, trade embargoes and other economic sanctions imposed by the U.S. or other countries, against countries in which we operate, or to which we trade, or to which we or any of our customers or business partners become subjected to, could harm our business. We could be subjected to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected if we were found to be in violation of sanctions or embargo laws.

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

The substantial majority of our revenue is generated from time charter contracts for our Vessels. Accordingly, our ability to generate cash is dependent on our customers’ continued willingness and ability to continue purchasing our services and to perform their obligations under their respective contracts. Their obligations may include certain nomination or operational responsibilities or compliance with certain contractual representations and warranties in addition to payment of fees for the use of our Vessels.

We may not be able to obtain favorable contracts for our Vessels. There is no certainty that we will be able to enter into new charterparties for our Vessels. We may not be able to renew charterparties for our Vessels or renew charterparties with equally or more favorable contracts upon their expiration. Any periods of non-employment of our Vessels and renewals of or new contracts on less favorable terms will negatively affect our results of operation.

Our credit procedures and policies may be inadequate to eliminate risks of nonpayment and nonperformance. Additionally, we may face difficulties in enforcing our contractual rights against contractual counterparties, including due to the cost and time involved in resolution of disputes by arbitration and litigation, difficulty in enforcing international arbitration awards particularly where all or most of a counterparty’s assets are located in its home jurisdiction and involuntary submission to local courts notwithstanding contract clauses providing for international arbitration.

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
•human error; and
•war and terrorism including attacks such as those experienced in the Red Sea.

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

Environmental, health and safety performance is critical to the success of all areas of our business. Any failure in environmental, health and safety performance may result in penalties for non compliance with relevant regulatory requirements or litigation, and a failure that results in a significant environmental, health and safety incident is likely to be costly in terms of potential liabilities. Such a failure could generate public concern and negative media coverage and have a corresponding impact on our reputation and our relationships with relevant regulatory agencies and local communities, which in turn could have a material adverse effect on our business, financial condition and results of operations.

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

We face risks in connection with the Newbuild Vessels, including the risk that we have not obtained charter agreements for these vessels.

We have exercised the option to acquire the contracts for the two Newbuild Vessels. We do not have any charter agreements in place for these vessels as of the date of this Annual Report. We face the risk that we may be unable to charter the vessels on favorable terms. The rates we are able to achieve will depend on market conditions at the time we enter into the charters. Furthermore, we may not be able to secure charters for the vessels upon delivery.

We also face the risk of delay in delivery of the Newbuild Vessels, scheduled for delivery expected by the end of 2024. Any significant delays in the delivery of one or both of these ships would delay our collection of revenues under any charters we are able to enter into for those vessels. Any such delays could result in the cancellation of those time charters if entered into or introduce other liabilities under those charters, which could adversely affect our business, financial condition and results of operations. In addition, the delivery of any of these Newbuild Vessels with substantial defects or unexpected operational problems post-delivery could have similar consequences. The delivery of a Newbuild Vessel could be delayed because of numerous factors, including:

•shortages of equipment, materials or skilled labor;
•delays in the receipt of necessary construction materials, such as steel, or equipment, such as engines or generators;
•failure of equipment to meet quality and/or performance standards;
•the shipyard over-committing to new ships to be constructed;
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

Finally, as with any vessel newbuild contract, we face the risk that the value of the vessel could be lower than the purchase price at the time of delivery. If market conditions result in a value of a Newbuild Vessels being less than the purchase price, this could have a negative impact on our business, financial condition and results of operations.

We may have difficulty further expanding our fleet in the future through newbuild vessels and vessels acquisitions.

In addition to our option to acquire the Newbuild Vessels, we may seek to expand our fleet by ordering additional newbuilding ships and by making selective acquisitions of high-quality secondhand ships to the extent that they are available. Our ability to acquire such vessels will depend on numerous factors, some of which are beyond our control, including our ability to:

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
•manage joint ventures; and
•manage the expansion of our operations to integrate the new ships into our fleet.

In addition, any vessel acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

Hire rates for LNG vessels may fluctuate substantially, and lower rates could have a material adverse effect on our business, financial condition and results of operations. Additionally, an oversupply of LNGCs in the LNG shipping market could impact our profitability.

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

Oversupply of LNG vessels leads to a reduction in charter hire, which may materially impact our profitability (in particular if our Vessels are employed in the spot market, as described below). Hence, an oversupply or over ordering of vessels from shipyards will negatively affect our ability to secure favorable contracts on our Vessels and our future revenues and profitability.

The required drydocking of our Vessels could be more expensive and time consuming than we anticipate, which could adversely affect our business, financial condition and results of operations.

Drydockings of our Vessels require significant capital expenditures and result in loss of revenue while our Vessels are off-hire and a number of our Vessels are scheduled for drydocking in the coming years. We have four Vessels which are scheduled to be drydocked in 2024 alone. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our business, financial condition and results of operations. We may not be able to accurately predict the time required to drydock any of our Vessels or any unanticipated problems that may arise. If more than one of our Vessels is required to be out of service at the same time, or if a vessel is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our business, financial condition and results of operations could be adversely affected.

A shortage of qualified officers and crew could have an adverse effect on our business, financial condition and results of operations.

Our Vessels require technically skilled officers and crews with specialized training. As the worldwide LNGC fleet has grown, the demand for technically skilled officers and crews has increased, which could lead to a shortage of such personnel. A material decrease in the supply of technically skilled officers and crew, including as a result of the invasion of Ukraine by Russia and government responses thereto, or our inability to attract and retain such qualified officers and crew could impair our ability to operate or increase the cost of crewing our contract vessels, which would materially adversely affect our business, financial condition and results of operations.

We rely on third parties to provide certain outsourced administrative services. If such providers do not perform adequately or terminate their relationships with us, our costs may increase and our business, financial condition and results of operations could be adversely affected.

We rely on third parties to temporarily provide a variety of outsourced administrative services, including investor relations, corporate communications, and website design and development. We rely on these third party outsourced services providers to enable some of our business operations. If any of our third party outsourced services providers encounter difficulties or interruptions in providing adequate services, then our operations and functionality may be disrupted, which could harm our business and operating results.

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

We operate in a highly competitive and quickly developing industry and our lack of diversification in business operations may expose us to operational and financial risks.

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

High inflation may result in increased costs of operations and/or financing costs, which could have a material adverse effect on our results of operations and the market price of our common shares.

Inflation has accelerated in the U.S. and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the pandemic. An inflationary environment can increase our cost of labor, as well as our other operating costs (including bunker costs when the Vessels are not on charter), which may have a material adverse impact on our financial results. Continued prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for LNG worldwide, which may adversely affect our business, financial condition and results of operations. In addition, economic conditions could impact and reduce availability of financing as credit becomes more expensive or unavailable. Although interest rates have increased, inflation may continue. Further, increased interest rates increase our financing costs and could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our common shares.

Most of the charters for our Vessels will expire between 2024 and 2028, excluding options. Failure to find profitable employment for these vessels could adversely affect our operations.

Our strategy is to pursue a balanced portfolio of short and long-term charters, and we are exposed to fluctuations in charter rates when we renew charters. Short-term charters (of less than 12 months) expose us to the volatility in spot charter rates, which can be significant. In contrast, longer-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot market during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. As a result, our financial performance is significantly affected by conditions in the LNG spot market.

Historically, the LNG spot charter market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for LNG capacity. Weak global economic trends may further reduce demand for transportation of LNG carriers over longer distances. The spot charter market fluctuates significantly based upon supply of and demand for vessels and cargoes. The successful operation of any of our Vessels in the competitive spot charter market will depend upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot charter market is volatile and there have been periods when spot charter rates have declined below the operating cost of vessels.

Our ability to renew the charters on our Vessels on the expiration or termination of our current charters, or on the Newbuild Vessels or vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our Vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. Recent epidemic and pandemic outbreaks have negatively affected economic conditions and caused energy prices to become more volatile. Such outbreaks also negatively affected the supply chain, the labor market and the demand for LNG regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have imposed and may again in the future impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain future outbreaks.

The extent of any future epidemic or pandemic outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the evolving landscape. Our operations may be effected by future epidemic or pandemic outbreaks, including in the following ways:

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
•there may be disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and
•our Vessels could be placed off-hire if prohibited from entering a port to load or discharge cargo due to public health restrictions.

In addition, the impact of future pandemics or similar outbreaks, including governmental and other third party responses thereto, on our customers could enhance the risk of nonpayment by such customers under our contracts and negatively affect our business, financial condition and results of operations. The continued impact of epidemics or pandemics could significantly impact economic activity and demand for our Vessels and services and could negatively affect our business, financial condition and results of operations.

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

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; increased, environmental, and health-related regulations; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

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

Our registered office is located in Hamilton, Bermuda, and we also have offices in the U.K., Croatia, Norway, and Malaysia. We may further establish offices in other countries in the future, either organically or as a result of an acquisition. Operating offices in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including:

•operational and logistical challenges in coordinating and maintaining offices across multiple regions;
•the diverse regulatory, financial and legal requirements in the countries where we are located or do business, and any changes to those requirements;
•challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and employment law and other regulations, as well as maintaining positive interactions with our unionized employees; and
•public health risks, such as pandemics and potential related effects on travel and employee health and availability to operate and manage offices.

In addition, we may not be able to effectively manage multiple offices globally without experiencing operating inefficiencies or control deficiencies. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

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

We may impair long-lived assets.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets. Significant negative industry or economic trends, including a significant decline in the market price of our common shares, reduced estimates of future cash flows for our business or disruptions to our business or other factors could lead to an impairment loss. Refer to “Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Policies and Estimates” where we discuss the judgments and estimates that we use in our assessment of recoverability, and the effect if actual results differ from our assumptions. Recognition of an impairment loss may negatively impact our operating results.

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

If a time charter terminates, we may be unable to redeploy the affected vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of the vessel. Our inability to dispose of a vessel at a reasonable value could result in a loss on the sale and adversely affect our ability to purchase a replacement vessel, financial condition and results of operations. A decline in the value of our Vessels may also result in impairment charges or the breach of certain of the ratios and financial covenants we are required to comply with in our credit facilities. We also face the risk that the value of the Newbuild Vessels could decline below the purchase prices of those vessels.

Information system failures, cyber incidents or breaches in security could adversely affect us.

Our accounting, financial, operational, management and other information systems are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, security breaches, including malware and phishing, cyberattacks, natural disasters, usage errors by our employees and other related risks. Any cyber incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could adversely affect our ability to conduct our business and could have a material adverse effect on our business, financial condition and results of operations. For example, we or our customers or suppliers or other third parties upon whose systems we rely may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In addition, any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also harm our business.

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

III.     Risks Related to the Financing of Our Business

Access to financing sources may not be available on favorable terms, or at all, which could adversely affect our ability to grow our business, financial condition and results of operations.

We will require access to financing including to refinance our facilities as they become due and the debt facilities relating to the Acquisition Vessels and Newbuild Vessels and our access to financing will depend, in part, on:

•general market conditions;
•interest rates and the impact of inflation;
•ESG-related requirements and terms imposed by lenders;
•the market’s perception of our growth potential;
•our current debt levels;
•our ability to provide the requisite security to third party lenders including corporate guarantees;
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

If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit markets in order to attract financing on reasonable terms, or at all, may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional credit financing on reasonable terms, if at all.

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

As of December 31, 2023, we had outstanding gross long-term debt of $987.2 million, variable interest entity (“VIE”) debt of $79.5 million and interest commitments on long-term debt of $204.0 million. Our primary debt facilities are (i) Senior secured sustainability linked amortizing term loan (the "$570 million bank facility") with a maturity date of February 2027 and an initial interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 220 basis points with a syndicate of banks, which refinanced six of the Original Vessels acquired from Golar and (ii) a $520 million term loan facility (the "$520 million term loan facility"), with a maturity date in May 2029 and carries interest at SOFR plus a margin of 200 basis points, which we assumed in connection with the acquisition of four vessels from affiliates of QPSL in November 2022.

In relation to the $570 million bank facility, the margin will decrease 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met or increase 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. For more information regarding our long-term debt and lease liabilities, including applicable interest rates, maturity dates and security interests, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Facilities.” We have exercised the option to acquire the Newbuild Vessels, which has further increased our debt. Our debt level could have important consequences to us, including the following:

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

Our ability to service or refinance our debt and secure new debt facilities for vessels we may acquire will depend on, among other things, our future financial and operating performance as well as the overall credit worthiness of our customer base, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all. In addition, the ongoing war in Ukraine the consequences of global pandemics, global inflation and other factors have negatively impacted, and may contribute to continued volatility in, global economic activity, demand for energy (including LNG, natural gas and LNG shipping related services) and funds flows and sentiment in the global financial markets, and could significantly impact our ability to obtain additional debt financing.

The volatility of the global financial markets and uncertain economic conditions may adversely impact our financial condition, and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as a result of the ongoing conflicts in the Middle East and the recent invasion of Ukraine by Russia and government responses thereto. Disruptions in the credit and financial markets in the United States and worldwide may reduce our ability to access capital, including our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or issue equity at all, and negatively affect our liquidity in the future. Economic conditions may also adversely affect the market price of our common shares.

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

In addition, an ultra-low interest rate period since the 2008 financial crisis, interest rates and credit spreads have reverted to more normal patterns. Such tightening of the credit market could adversely impact our ability to maintain investment returns and/or affect the investment returns of future opportunities.

Certain of our financing agreements are secured by our Vessels and contain operating and financial restrictions and covenants that may restrict our business, financing activities and ability to pay dividends to our shareholders.

Our obligations under certain of our financing arrangements are secured by various forms of collateral, including vessel mortgages, cash account assignment contracts and certain of our Vessels are guaranteed by our subsidiaries holding the interests in our Vessels. Such loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;
•declare and/or pay dividends;
•incur additional indebtedness; or
•incur or make any capital expenditures.

Our financing arrangements also require us to maintain specific balance sheet ratios, including, as applicable, minimum amounts of available cash, minimum levels of shareholders’ equity and maximum loan to value ratio. The covenants in the $570m bank facility, $520 million term loan facility and the guarantee and indemnity of the facilities pursuant to which the Company guarantees the performance of the borrowers, also include similar restrictions, covenants and undertakings. If we failed to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements. Unless waived by our lenders, this could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities. Furthermore, it could allow our lenders to accelerate our indebtedness and foreclose their liens on our Vessels, which could result in the loss of our Vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business. Refinanced credit facilities and future credit facilities may also contain financial and operating covenants that are more restrictive than our current set of financial covenants.

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

Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar, the Norwegian Kroner, the British Pound, the Euro and the Malaysian Ringgit which could affect the amount of net income that we report in future periods. In the future, we may use financial derivatives to hedge some of this currency exposure.

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

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy.

In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The IMO has been developing a comprehensive strategy on reduction of greenhouse gas emissions from ships. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

Further, on January 1, 2024, a new emissions trading system entered into effect by the European Union, setting a cap on the total amount of greenhouse gases we are permitted to emit when sailing to or from EU ports.

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our Vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emission.

Laws and regulations inside and outside the United States relating to climate change affecting the LNG and natural gas industry, including the use of natural gas to generate electricity, growing public concern about the environmental impact of climate change and broader, economy-wide legislative initiatives to reduce or phase out the use of fossil fuels could adversely affect our business. For example, laws, regulations and other initiatives to shift electricity generation away from fossil fuels to renewable sources over time are at various stages of implementation and consideration and may continue to be adopted in the future in the markets in which we operate. Although it is our expectation that these efforts may reduce global demand for natural gas and increase demand for alternative energy sources in the long term, these changes may occur on a more accelerated basis than we currently project. In addition, future demand for natural gas may be adversely impacted if technologies to capture and sequester carbon emissions are not commercialized. We cannot predict with certainty the likelihood of this or other climate scenarios. Any long-term material adverse effect on the LNG and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our Vessels is affected by the requirements set forth in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability under our existing contracts, our existing insurance coverage for our affected Vessels may be invalidated or the availability of insurance coverage may decrease, and such issues may result in a denial of access to, or detention in, certain ports.

Regulations relating to ballast water discharge may adversely affect our costs and profitability.

The IMO has imposed guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. In addition, we are subject to ballast water management regulations in certain jurisdictions where our Vessels operate. However, if these regulations are amended, such amendments may require us to incur costs to comply with the changes, which increased costs may adversely impact our profitability. All our Vessels have installed ballast water treatment systems.

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

If we are not in compliance with anti-corruption laws and regulations, including the FCPA, U.K. Bribery Act and the Bermuda Bribery Act we may be subject to costly and intrusive criminal and civil investigations as well significant potential criminal and civil penalties and other remedial measures, including changes or enhancements to our procedures, policies and control, as well as potential personnel change and disciplinary actions. In addition, noncompliance with anti-corruption laws could constitute a breach of certain covenants in operational or debt agreements, and cross-default provisions in certain of our agreements could mean that an event of default under certain of our commercial agreements could trigger an event of default under our other agreements, including our debt agreements. Noncompliance may also give customers under certain charters the right to terminate. Any adverse finding against us could also negatively affect our relationship with current and potential customers as well as our reputation generally. The occurrence of any of these events could have a material adverse impact on our business, results of operations, financial condition, liquidity and future business prospects.

We are subject to numerous governmental export, trade and economic sanctions laws and regulations. Our failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, results of operations or financial condition.

We conduct business throughout the world, and our business activities and services are subject to various applicable import and export control laws and regulations of the U.S., EU and other jurisdictions in which we do or seek to do business. We must also comply with U.K., U.S. and EU trade and economic sanctions laws. For example, when Russia invaded Ukraine in February 2022, the EU, U.S., and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations, have continued to impose further sanctions and trade restrictions. Although we take precautions to comply with all such laws and regulations, violations of governmental export control and economic sanctions laws and regulations could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations needed to conduct aspects of our international business, reputational harm and other adverse consequences. Moreover, it is possible that we could invest both time and capital into a project involving a country or counterparty that may become subject to sanctions. Additionally, our financing arrangements contractually obligate us to comply with UN, U.S., EU, U.K., Norwegian and Bermudian sanctions laws and regulations. If any of our counterparties or jurisdictions where we do business becomes subject to sanctions as a result of these laws and regulations or otherwise, we may face an array of issues, including, but not limited to: having to abandon the related service, being unable to recuperate prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time-consuming and expensive to respond to and which could lead to criminal or civil fines or penalties.

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

Because the interpretation and application of many privacy and data protection laws, rules and regulations along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions and platform capabilities, which could adversely impact our business by requiring us to change our business activities or modify our solutions and platform capabilities and result in significant fines, lawsuits and other claims and penalties. Many of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, we are subject to the General Data Protection Regulation 2016/679, or the GDPR; and in the United Kingdom, we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation, the U.K. GDPR, and the U.K. Data Protection Act 2018, each of which imposes strict requirements on data processing and provides for robust regulatory enforcement and sanctions for noncompliance. The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million/£17.5 million, or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors and data subjects. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit growth and otherwise adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, rules, regulations and policies that are applicable to our businesses may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules and information security, our business may be harmed.

V.     Risks Related to Tax Matters and Our Organization and Structure

As a Bermuda exempted company, our operations may be subject to economic substance requirements.

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

In 2017, the European Union Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions but did feature in the 2017 report (along with approximately 40 other jurisdictions) as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted legislation that requires certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities “includes carrying on as a business any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the EU of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda. At present, the impact of Bermuda’s new economic substance requirements is unclear and may adversely affect our business, financial condition or the results of our operations.

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

In March 2019, the Council published a list of non-cooperative jurisdictions for tax purposes, the 2019 Conclusions. In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. In February 2023, the Marshall Islands was once again placed on the list of non-cooperative jurisdictions because they were found to be lacking in the enforcement of economic substance requirements but was subsequently removed in October 2023. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

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

We do not know (i) if the EU will add back the Marshall Islands and Liberia to the list of non-cooperative jurisdictions, (ii) how quickly the EU would react to any changes in legislation of the Marshall Islands and Liberia or (iii) how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands and Liberia. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial condition and results of operations.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Additionally, portions of our business are operated by companies that are within the United Kingdom tonnage tax regime. To the extent the United Kingdom tonnage tax laws change or we do not continue to meet the applicable qualification requirements or if tax treaties are changed or revoked, we may be required to pay higher income tax in these jurisdictions, adversely impacting our results of operations. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development.

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

Under the U.S. Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code (“Section 883”) and the applicable Treasury Regulations promulgated thereunder or an applicable income tax treaty as described below.

We believe that we did not qualify for the exemption under Section 883 of the Code with respect to certain of our income earned in 2023 and we expect to be subject to U.S. federal income tax with respect to such income. We may qualify for the benefits of the United States-United Kingdom Income Tax Convention (the “U.S.-U.K. Treaty”) with respect to 2024 and accordingly may be exempt from U.S. federal income tax on income that is subject to the UK tonnage tax. However, there are factual circumstances beyond our control that could cause us not to be eligible for the benefits of the U.S.-U.K. Treaty or the benefit of the tax exemption under Section 883 and thereby be subject to U.S. federal income tax on our U.S. source income. Therefore, although we expect to use reasonable efforts to determine whether we can qualify for the benefits of the U.S.-U.K. Treaty or the tax exemption under Section 883, we can give no assurances that either tax exemption will apply to us or to any of our subsidiaries.

If we or our subsidiaries are not entitled to the benefits of the U.S.-U.K. Treaty or the exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on 50% of the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

Changes to Bermuda tax policies may impact our financial position.

Under current Bermuda law, we are not subject to tax on income, profits, withholding, capital gains or capital transfers. Furthermore, we obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) (the “EUTP Act”) an assurance that, in the event Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of the tax will not be applicable to us or our operations or to our ordinary shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property owned or leased by us in Bermuda until March 31, 2035. As a result of changes made to the EUTP Act by the CIT Act (as defined below), this assurance has been made subject to the application of any taxes pursuant to the CIT Act, as described further below.

In the 2023 Budget, the Bermuda government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Global Minimum Tax initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. The Bermuda Government subsequently issued three public consultation papers as part of its considerations on the introduction of a corporate income tax in Bermuda, on August 8, 2023, October 5, 2023 and November 10, 2023. On December 15, 2023, the Bermuda House of Assembly passed the Corporate Income Tax Act, 2023 (the “CIT Act”) which was also passed by the Senate on December 18, 2023 and will become fully operative with respect to the imposition of corporate income tax on January 1, 2025.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of MNE groups with EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (“Bermuda Constituent Entity Group”). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (i) 15% of the net taxable income of the Bermuda Constituent Entity Group less (ii) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which are set to be developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards.

The imposition of a Bermuda corporate income tax could, if applicable to the Company (or any Bermuda incorporated subsidiary of the Company), have a material adverse effect on the Company’s financial condition and results of operations.

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

The choice of forum provision contained in our bye-laws may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to the Company could find the choice of forum provision contained in our amended bye-laws to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Norway and Bermuda, and other courts within the United States, reach a similar determination regarding the choice of forum provision contained in our amended bye-laws. If the relevant court were to find the choice of forum provision contained in our amended bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and operating results.

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

VI.     Risks Related to Ownership of Our Common Shares

We do not know whether a market for our common shares will be maintained to provide shareholders with adequate liquidity. If our share price fluctuates shareholders could lose a significant part of their investment.

Our common shares currently trade on Euronext Growth Oslo and the NYSE. Accordingly, no assurance can be given as to the following:

•the likelihood that an active trading market for shares of our common shares will be sustained;
•the liquidity of any such market;
•the ability of our shareholders to sell their shares of common shares; or
•the price that our shareholders may obtain for their common shares.

If an active market is not maintained, the market price of our common shares may decline, and shareholders may not be able to sell their common shares. Even if an active trading market is maintained for our common shares, the market price of our common shares may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common shares.

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
•establish and maintain internal policies, such as those relating to insider trading; and
•involve and retain to a greater degree outside counsel and accountants in the above activities.

The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2027. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by our management in our internal control over financial reporting. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

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

An active, liquid and orderly trading market for our common shares may not be maintained in the U.S., and our share price may be volatile.

Prior to the Company's listing in March 2023, our common shares were not traded on any U.S. markets. An active, liquid and orderly trading market in the U.S. for our common shares may not be maintained after this listing. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common shares, shareholders could lose a substantial part or all of their investment in our common shares.

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

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Any preference shares, if any are issued, would have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their ownership interest in our company.

We cannot assure that we will continue to declare and pay dividends on our common shares, and the indebtedness covenants in our financing arrangements limit our ability to pay dividends on our common shares.

Any determination to declare and pay dividends to holders of our common shares will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, results of operations, financial projections, liquidity forecast, earnings forecast, legal requirements, covenant compliance, restrictions in our existing and any future debt agreements and other factors that our Board of Directors deems relevant. Our financing arrangements, including our existing credit facilities, place certain limitations on our ability to pay cash dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares or as to the amount of any such dividends. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations.

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

Subject to limited exceptions, all of our common shares outstanding are freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”, which may be resold in accordance with Rule 144 or a registration statement filed with the SEC or pursuant to Regulation S under the Securities Act).

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

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we will be permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Bermuda law. We have and intend to continue to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

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

Our major shareholders may have interests that are different from the interests of our other shareholders and we may enter into transactions with related parties in the future. Association with any of our shareholders may have an impact on our operations. Geopolitical risks that may affect shareholders may in turn impact the Company.

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

We have no control over the shareholders who own securities in the Company and we may face additional risks and challenges as a result of the identities of our shareholders, whether they are major shareholders or not.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

CoolCo was incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 our operations were limited to maintaining corporate existence, including the incurrence of bank charges, financing fees and professional services. In early 2022, CoolCo began engaging in the acquisition, ownership, operation and chartering of LNGCs, and the operation of third party fleets under management agreements. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange "NYSE" under the symbol "CLCO".

On January 26, 2022, we, then as a subsidiary of Golar, entered into a share purchase agreement and related agreements under which we acquired eight Original Vessels and The Cool Pool Limited from Golar (the “Vessel SPA”), for a purchase price of $145 million for each vessel, subject to working capital and debt adjustments. The Original Vessels operated under time charters of various durations with major energy, utility and commodity trader counterparties. In connection with the acquisition of the Original Vessels, we entered into a Senior Secured Sustainability Linked Amortizing term loan of $570 million ("the $570m bank facility") maturing in 2027 with a syndicate of banks, which refinanced debt of the existing sale and leaseback loans. Specifically, following completion of the transactions contemplated under the Vessel SPA on April 5, 2022, the existing sale and leaseback loans were refinanced, except for the sale and leaseback loans secured over the Kool Ice and Kool Kelvin which were assumed by us. Following completion of the transactions contemplated under the Vessel SPA, Golar continued to be the guarantor to the Kool Ice and Kool Kelvin sale and leaseback arrangements. The net aggregate amount of purchase consideration was $346.2 million which comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing and $6.6 million cash consideration paid pursuant to the ManCo SPA (as described below).

On February 2, 2022, we sold 27.5 million common shares at a price of $10.00 per share raising gross proceeds of $275 million in a private placement to investors including EPS (the “Private Placement”). The proceeds were used to finance the acquisition of the eight Original Vessels. As a result of the Private Placement and Golar's acquisition of additional shares, EPS, a wholly-owned subsidiary of QPSL, subsequently became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on the Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, we completed our listing of common shares on the Euronext Growth Oslo.

On June 30, 2022, we entered into various agreements (the “ManCo SPA”) with Golar to purchase Golar's LNGC and FSRU management organizations, which comprised of four entities: Cool Company Management Ltd. ("Cool UK"), Cool Company Management d.o.o. ("Cool Croatia"), CoolCo Management Sdn bhd. ("Cool Malaysia") and Cool Company Management AS (“Cool Norway”) pursuant to a share purchase agreement and related agreements, all of which were acquired on June 30, 2022, for a purchase price of $5.0 million, with working capital adjustments of approximately $1.6 million. As part of the terms of the ManCo SPA, CoolCo and Golar also entered into a Transitional Services Agreement pursuant (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

On November 7, 2022, we completed a private placement of shares including a primary offering and a secondary offering of existing shares by Golar (the “Second Private Placement”). This Second Private Placement consisted of (a) a $170 million primary offering in which the Company issued 13,678,462 new common shares; and (b) a $100 million secondary offering of existing shares by Golar which sold 8,046,154 existing common shares. As a result of this Secondary Private Placement, EPS increased its shareholding to approximately 49.9%, Golar reduced its shareholding to approximately 8.3% and public shareholders subsequently held approximately 41.8% interest. The Company used the net proceeds from the primary offering to finance the equity portion of the purchase of an additional four vessels (referred to as the Acquisition Vessels) as described below.

On November 10, 2022, pursuant to a Master Sale Agreement (the “MSA”) we acquired four special purpose vehicles which own contracted LNGCs, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (which collectively comprise the “Acquisition Vessels”), from Quantum Crude Tankers Ltd (“QCT”), an affiliate of EPS for an aggregate purchase price of approximately $662.8 million. We financed the purchase price with the proceeds from the primary offering and assumed debt of $520 million.

We also entered into an option agreement with affiliates of EPS to purchase newbuilding contracts for a further two 2-stroke LNGCs that are scheduled to be delivered towards the end of 2024 (the “Newbuild Vessels” and, together with the

Acquisition Vessels, the “CoolCo New Vessels”). The option on these two vessels was exercised on June 28, 2023 and the purchase consideration under the option agreement was approximately $234 million per vessel.

On February 20, 2023, CoolCo entered into an agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”) for the sale of the Golar Seal for $184.3 million. The transaction closed upon redelivery of the vessel from its then current charter on March 22, 2023 with the buyer assuming all costs associated with the vessel’s forthcoming dry-dock.

On February 28, 2023, in accordance with our dividend policy announced in October 2022, the Company declared a dividend for the fourth quarter of 2022 of $0.40 per share, that was paid on or around March 10, 2023 to all shareholders of record as of March 3, 2023.

On February 28, 2023, Golar sold all (but one share) of its remaining shareholding interest in the Company (4,463,845 common shares) to EPS. Following Golar’s sale, EPS owns approximately a 58.2% interest with a total of 31,254,390 shares, with public shareholders holding approximately a 41.8% interest.

On May 23, 2023, the Company declared a dividend for the first quarter of 2023 of $0.41 per share that was paid on or around June 9, 2023 to all shareholders of record as of June 1, 2023.

On June 28, 2023, bank approval was obtained for a $70 million increase in the $570 million bank facility and a reduction in the facility's interest rate margin from 275 basis points to 225 basis points over SOFR. The incremental debt funding was drawn on June 30, 2023 to fund the previously announced LNGe conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction and air lubrication systems.

On June 28, 2023, the Company announced that it has exercised its option to acquire two newbuild 2-stroke Mega LNG carriers from affiliates of EPS Ventures Ltd (“EPS”) which are scheduled to deliver from Hyundai Samho Heavy Industries ("HHI") in the Republic of Korea towards the end of 2024.

In July 2023, the Company announced that the syndicate of existing lenders in the $570 million bank facility approved a reduction of the interest rate margin from 225 basis points to 220 basis points after the Company achieved the sustainability criteria outlined in the loan agreement.

On August 31, 2023, the Company declared a dividend for the second quarter of 2023 of $0.41 per share, that was paid on or around September 18, 2023 to all shareholders of record as of September 11, 2023.

On October 18, 2023, we entered into agreements with affiliates of Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale & leaseback financing for the Kool Tiger and Kool Panther Newbuild Vessels scheduled to deliver to CoolCo towards the end of 2024.

On November 28, 2023, the Company declared a dividend for the third quarter of 2023 of $0.41 per share, that was paid on or around December 15, 2023 to all shareholders of record as of December 7, 2023.

On February 28, 2024, the Company declared a dividend for the fourth quarter of 2023 of $0.41 per share, that was paid on or around March 18, 2024 to all shareholders of record as of March 11, 2024.

On March 22, 2024, the Company and a group of lenders under the $520 million term loan facility maturing in May 2029, signed an amendment for a $200 million upsize of this facility (on a delayed drawdown basis) in anticipation of the maturity of the two existing sale & leaseback facilities during the first quarter of 2025. The amendment also includes relaxation of the minimum cash covenant,

For further information on important events in the development of our business, please see the section entitled “Item 4.B. Business Overview - Our Business.” For further information on our principal capital expenditures and divestitures, please see the section entitled “Item 5.B. Liquidity and Capital Resources.” We have not been the subject of any public takeover offers by any third party.

Our registered commercial and legal name is Cool Company Ltd. The Company is an exempted company limited by shares organized and existing under the laws of Bermuda pursuant to Bermuda law in general and to the Companies Act 1981 of Bermuda in particular (the “Companies Act”). The Company’s registration number in the Bermuda Registrar of Companies is 54129. The Company was incorporated in Bermuda on October 31, 2018. The Company’s registered office is located at

Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda and the Company’s website can be found at www.coolcoltd.com.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.       Business Overview

CoolCo is an LNGC pure play company with a balanced portfolio of short and longer-term charters, the cash flows from which form the basis of the Company’s dividends for common shareholders. In addition to the built-in and funded growth from the two Newbuild Vessels scheduled for delivery towards the end of 2024, our strategy includes ongoing assessment of opportunities for vessel acquisitions and potential consolidation in a fragmented market segment.

Through its in-house vessel management platform, CoolCo manages and operates its LNG transportation and infrastructure assets for a range of some of the world’s leading companies in addition to providing such services to third parties. CoolCo also benefits from the scale and stature encompassing EPS and its affiliates, as CoolCo’s largest shareholder and the owner of one of the world’s largest independent shipping fleets, which strengthen the Company’s strategic position with regard to shipyards, financial institutions, and access to deal-flow.

We believe that LNG is crucial to energy security and will play an important role in the global transition to a lower-carbon future. The war in Ukraine and weaponization of gas supply by Russia clearly demonstrated the importance of LNG to energy security. Achieving the Paris Agreement’s decarbonization goals requires substantial growth in natural gas volumes both to replace coal and complement renewables. Even the most optimistic scenarios for renewables and new decarbonization technology will fail to achieve the Paris Agreement’s goals without substantial growth in natural gas volumes through 2040, including in the form of LNG. While more aggressive mandates to shift electricity generation away from fossil fuels to renewable energy sources are possible and any such mandates could impact us, we believe LNG will likely remain an important enabler to such a shift. As a provider of flexible LNG transport solutions, we are well-positioned to support society’s transition to a lower-carbon energy future.

Competitive Landscape

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters one year or longer is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for safety performance, customer service and technical ability and reputation for operation of highly specialized ships. In addition, in the future our ships may operate in the more volatile emerging spot market that covers short-term charters of one year or less.

In addition to chartering from independent owners, some customers own their own LNGCs and occasionally contract for the construction of new LNGCs. National gas and shipping companies also have large fleets of LNGCs that have expanded and may continue to expand. Such LNGCs, and those that are chartered and sublet by charterers, may compete with independent owners for business.

Business Strategies

Our primary business objective is to build upon our strengths with a view to maximizing value for our shareholders by executing the following strategies:

•Capitalize on growing demand for LNG shipping. We have secured improved rates for our existing LNGCs and may continue to expand our fleet in a measured manner that is consistent with forecasted growth demand for natural gas and LNG shipping. We continue to capitalize on opportunities to meet the growing industry demand for LNG transportation. Furthermore, we aspire to become a capital markets leader offering investors pure-play LNG shipping exposure. We believe we present an attractive business proposition to public shareholders and investors as the LNG shipping industry has experienced multiple peers exiting the public capital markets by being taken private.

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

•Pursue a balanced chartering strategy. Consistent with our chartering strategy aimed at outperforming sector benchmarks over time, our Vessels have a balanced portfolio of short, medium and long-term time charters. We believe that this strategy maximizes returns on our investments, while achieving cash-flow visibility aligned with our capital structure. When evaluating chartering growth opportunities, we seek to assess the attractiveness of long, medium and short-term employment opportunities to maximize risk adjusted returns.

•Provide high-quality customer service. Our safety and operational track records have played a pivotal role in fostering our existing customer relationships and, we believe, will be critical in attracting new customers. We seek to adhere to the highest standards with regards to safety, reliability, efficiency and operational excellence as we execute our fleet expansion plans. We continue to be devoted to a “safety first” culture and strive to minimize the environmental impact of our assets through technical innovation and strong operational competencies. We believe maintaining the highest safety and technical standards will give us greater commercial opportunities to service new and existing customers.

•Pursue a proactive approach to reducing emissions and increasing efficiency. Drawing on our in-house management experience and technical know-how, we have a strong commitment to reducing emissions and increasing efficiency. This includes the use of digitalization, upgrading vessels during scheduled drydocking maintenance and working in close collaboration with charterers on voyage optimization. All the vessels in our fleet are fully compliant with new Energy Efficiency Existing Index (“EEXI”) regulations with an expected median Carbon Intensity Indicator (“CII”) efficiency rating of B. Since charterers pay for bunker fuel under LNG charters, they benefit from efficiency savings on our Vessels, which makes these more attractive than less efficient vessels.

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

Our Business

Current Fleet

As of March 14, 2024 our fleet consists of (i) nine modern TFDE LNGCs, namely the Kool Husky, Kool Crystal, Kool Frost, Kool Glacier, Kool Ice, Kool Kelvin, Kool Blizzard, Kool Boreas and Kool Baltic (ii) two modern 2-stroke namely the Kool Orca and the Kool Firn, and (iii) two newbuild 2-stroke LNGCs namely the Kool Panther and Kool Tiger ("Newbuild Vessels").

The Golar Seal remained part of our fleet until the completion of the sale to Höegh LNG on March 22, 2023.

Our Vessels use fuel efficient propulsion and low boil-off technology and are compatible with most LNG loading and receiving terminals worldwide.

The details of our current fleet as of the date March 14, 2024 is as follows:

Vessel Name	Cargo capacity (cbm)	Containment system	Date Built	Shipyard(1)	Boil Off Rate (%)	Current Charter Expiration (9)
Kool Husky (2)	160,000	Membrane (Mark III)	September 2014	SHI	0.10%	2025
Kool Crystal (3)	160,000	Membrane (Mark III)	May 2014	SHI	0.10%	2026
Kool Frost(4)	160,000	Membrane (Mark III)	October 2014	SHI	0.10%	2027
Kool Glacier (5)	162,000	Membrane (Mark III)	October 2014	HHI	0.10%	2024
Kool Ice(6)	160,000	Membrane (Mark III)	February 2015	SHI	0.10%	2025
Kool Kelvin (7)	162,000	Membrane (Mark III)	January 2015	HHI	0.10%	2027
Kool Blizzard(8)	160,000	Membrane (Mark III)	January 2015	SHI	0.10%	2024
Kool Orca	174,000	Membrane (Mark III)	January 2021	HHI	0.085%	2034
Kool Firn	174,000	Membrane (Mark III)	September 2020	HHI	0.085%	2033
Kool Boreas	170,500	Membrane (NO96 Evo 2 GW)	April 2015	STX	0.125%	2033
Kool Baltic	170,500	Membrane (NO96 Evo 2 GW)	January 2015	STX	0.125%	2033
Kool Tiger	174,000	Membrane (Mark III)	Expected by the end of 2024	HHI	0.085%	n/a
Kool Panther	174,000	Membrane (Mark III)	Expected by the end of 2024	HHI	0.085%	n/a
(1)     As used in this Annual Report, "SHI" means Samsung Heavy Industries, and "HHI" means Hyundai Samho Heavy Industries Co. Ltd and "STX" means STX Offshore & Shipbuilding Co.
(2)     The vessel name was renamed to Kool Husky from Golar Bear effective August 19, 2023.
(3)     The vessel name was renamed to Kool Crystal from Golar Crystal effective July 1, 2023.
(4)     The vessel name was renamed to Kool Frost from Golar Frost effective February 3, 2023.
(5)     The vessel name was renamed to Kool Glacier from Golar Glacier effective June 1, 2023.
(6)    The vessel name was renamed to Kool Ice from Golar Ice effective April 3, 2023.
(7)    The vessel name was renamed to Kool Kelvin from Golar Kelvin effective October 25, 2023.
(8)    The vessel name was renamed to Kool Blizzard from Golar Snow effective April 7, 2023.
(9) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared and exercised (to their full extent) by the charterer for illustrative purposes.

Our Vessels are registered with the maritime register of the Republic of the Marshall Islands or Liberia. The Vessels are all compliant with EEXI/CII regulations entering into force in 2023, and we intend to reduce our fleetwide carbon intensity by 25% by 2030 compared to 2019. This goal would equate to a 45% reduction compared to 2008 estimates, exceeding the IMO target of 40%. The Vessels’ low Boil-Off Rate between 0.085% and 0.125% makes them among the most efficient LNGCs in operation and provides for a competitive advantage compared to similar vessels.

Most of our charters have fixed-rate structures where we are paid the agreed rate per day. We also enter into charters with a floating rate per day, under which our revenues are linked to a market index and subject to a floor and a cap.

Managed Fleet Overview

In addition to our fleet, we are also engaged in managing vessels owned by third parties. As of December 31, 2023 we managed eight LNGCs and nine FSRUs.

During 2024, because of historic asset sales and certain customers deciding to transfer technical management to managers that solely provide ship management services, we expect the number of vessels we manage on behalf of others to reduce to two FSRUs.

Ship Time Charters – Overview

We provide the services of our owned ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges and canal fees and LNG boil-off).

The Vessels are all currently on charters and we will seek to recharter such vessels as their current charters expire. The charters for the Vessels have staggered expiration dates (in some instances with the option for the charterers to extend), which reduces the risk of downward movements in cyclical LNG shipping rates. Our customers are typically LNG producers, commodity traders and end users. We expect that our fleet will likely be trading worldwide based on the supply and demand for LNG, existing liquefaction and regasification infrastructure and market conditions.

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

The terms of the time charters for the Original Vessels began upon delivery of the ships from Golar and will terminate between 2024 and 2027.

The charter terms for the Acquisition Vessels average between 4 years and 10 years depending on the exercise of certain options that are at the charterer’s discretion.

CoolCo continues to be in discussions with multiple potential charterers seeking employment for the two Newbuild Vessels it has on order for delivery towards the end of 2024.

Hire Rate Provisions

“Hire” rate refers to the basic payment from the customer for use of the ship. Depending on the time charter contract, there are two methods by which the daily hire rate for our owned ships is determined, as described below. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Under most our time charters, the hire rate is a fixed fee which applies on a pro-rata basis; whereas under a single time charter, the hire rate is variable and is calculated as an average assessed using independently published weekly broker reports subject to a cap and a floor. Under some of our other time charters, the hire rate is a flat fee which varies depending on the period of hire (such that each option period has a different hire rate) or on the place of last discharge.

The hire rates for each of our Vessels may be reduced if the ship does not perform to certain of its specifications or if we are in breach of our obligations under the charter. We have had no material instances of hire rate reductions since we acquired our Vessels.

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

Risk of Loss, Insurance and Risk Management

General

The operation of any vessel has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities (including re-routing of vessels due to such situations or hostilities or pandemics or piracy incidents. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

The current protection and indemnity insurance coverage for pollution is $1 billion per incident per vessel. The twelve P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. We are a member of Gard and Skuld P&I clubs. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ annual claims record, as well as the annual claims record of all other members of the P&I clubs comprising the International Group.

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

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

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

Governments may also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our

Vessels, future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Vessels. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with such current and future laws and regulations, or that such laws and regulations will not have a material effect on our operations. Similar or more stringent laws may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. Noncompliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% allowable sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to as IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our Vessels are in compliance with sulfur emission standards, where necessary, by being able to burn gas and sulphur fuel oil. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

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

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our Vessels are largely powered by means of LNG we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our Vessels, but that possibility cannot be eliminated.

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

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the “BWM Convention”). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All our Vessels are installed with ballast water treatment systems.

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

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. MEPC subsequently adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2022 to 2025 for several ship types, including gas carriers, general cargo ships and LNGCs and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool. (“IMO GHG Strategy”). The IMO GHG Strategy has established a goal of a reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008, and by at least 50% by 2050 compared to 2008.

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

An increasing number of financial institutions have also established policies or commitments to reduce emissions associated with their portfolios. In 2019, a consortium of shipping financiers launched the Poseidon Principles, a framework to assess and disclose the alignment of ship finance portfolios with the climate-related goals of the IMO. While voluntary, signatories commit to implementing the Poseidon Principles in their internal policies. Similarly, at the 26th Conference to the Parties of the United Nations Framework Convention on Climate Change (“COP 26”), the Glasgow Financial Alliance for Net Zero (“GFANZ”) announced that commitments from over 450 firms across 45 countries had resulted in over $130 trillion in capital committed to net zero goals. The various sub-alliances of GFANZ generally require participants to set short-term, sector-specific targets to transition their financing, investing, and/or underwriting activities to net zero emissions by 2050. There is also a risk that financial institutions will be required to adopt policies that have the effect of reducing the funding provided to the fossil fuel sector. In late 2020, the Federal Reserve announced that it had joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Subsequently, the Federal Reserve has issued a statement in support of the efforts of the NGFS to identify key issues and potential solutions for the climate-related challenges most relevant to central banks and supervisory authorities. Limitation of investments in and financings for fossil fuel energy companies could result in the restriction, delay or cancellation of drilling programs or development, production, liquefaction, or related activities, which may ultimately reduce demand for our services. Additionally, the Securities and Exchange Commission announced final rules requiring climate disclosures in March 2024, which may result in additional costs to comply with any such disclosure requirements.

In the U.S., the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior (“DOI”). These regulations may include restrictions on certain oil and gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the U.S. rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. At the international level, at COP 26, the U.S. and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.

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

Other Regulations

Our Vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, including liquefied gases. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In November 2023, Slovakia became the eighth state to ratify the protocol. At least four more states must ratify or accede to the treaty for it to enter into effect.

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

Seasonality

LNG trade and charter rates typically surge during winter months when Northern Hemisphere heating demands rise, and decline in summer as these needs diminish. The conflict in Ukraine has intensified this seasonality, particularly with heightened winter demand from Europe, which extends from initial injections into storage through to the winter peak. There is also some limited increased summer LNG demand due to air conditioning and cooling needs in some regions and reduced hydroelectric power availability elsewhere. Notably, the vessel market demand tends to soften in late winter when there is insufficient time for additional cargo deliveries before winter ends, and in spring, when the time interval until the next winter is at its longest.

Employees

Our human capital is our most valuable asset. As of December 31, 2023, we had a global headcount of 1,647 colleagues, consisting of 111 full-time onshore employees' and 1,536 seafarers who are employed under their respective collective bargaining agreements. The seafarers are represented by a labor union or covered under a collective bargaining agreement.

We place a high premium on attracting, developing and retaining a talented and high-performing workforce. We offer our employees a wide array of company-paid benefits, which we believe are competitive relative to others in our industry. Our onshore employees earn a base salary plus annual bonus with targets aligned with organizational goals. Our seafarers earn salaries and other compensation commensurate with terms outlined in their collective bargaining agreements. We believe that our relations with our employees are positive. We have established a corporate culture with a focus on creating a collaborative environment that fosters the personal intellectual growth of each of our employees.

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

Additionally, we are committed to fostering, cultivating and preserving a culture of diversity, equity and inclusion (“DEI”). We encourage and welcome the exploration of all ideas, topics and perspectives that serve to enrich our team. As a company with global operations, we work with a diverse array of colleagues, vendors, customers, partners and local communities. The collective sum of our employee’s individual differences, life experiences, knowledge, inventiveness, innovation, self-expression and talent have been essential to both our operational and financial success.

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

C.           Organizational Structure

Cool Company Ltd. is the parent company for our subsidiaries. For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and Note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by us.

D.            Property, Plant and Equipment

Other than our Vessels, we do not own any material property. For a description of our fleet, see "Item 4. Information on the Company — B. Business Overview — Our Business."

•Our registered office is Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda and our principal administrative office is located at 5th Floor, 7 Clarges Street, London, W1J 8AE, United Kingdom.

•Our principal technical and operations offices are located at Kronprinsesse Märthas Plass 1, NO 0160, Oslo, Norway.
•We have an office located in Split, Croatia which is responsible for crewing matters as well as various technical and operational affairs. The address is Cool Company Management d.o.o., Zrinsko-Frankopanska 64 21000 Split, Croatia.

•We have an office located in Kuala Lumpur, Malaysia which provides shared services related to finance, accounting and information technology services. The address is CoolCo Management Sdn. Bhd. Level 17 08 & 09, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of results of operations and financial condition should be read in conjunction with our financial statements, and related notes, and other financial information appearing in "Item 18. Financial Statements." You should also carefully read the following discussion with the sections of this Annual Report entitled "Item 3. Key Information — D. Risk Factors," "Item 4. Information on the Company — B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements." This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information — D. Risk Factors" and elsewhere in this Annual Report. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” For a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, see our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on April 21, 2023, under the same section entitled “Item 5. Operating and Financial Review and Prospects”.

A.Operating Results

How We Evaluate Our Operations

We manage our business through a single operating and reporting segment: LNG carriers. However, we use a variety of qualitative, operational and financial metrics to assess our performance and valuation. Among other measures, management considers each of the following in assessing our business:

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure and as used herein represents net income adjusted for income taxes net, depreciation and amortization, other non-operating income, interest income, interest expense, other financial items, net, gains on derivative instruments and amortization of intangible assets and liabilities arising from charter agreements, net. Adjusted EBITDA is a financial measure used by management and investors as a supplemental measure of total financial performance. We believe that the exclusion of these items enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income or any other measure of CoolCo’s financial performance calculated in accordance with U.S. GAAP.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure, for the fiscal years ended December 31, 2023, 2022 and 2021.

	Fiscal Years Ended December 31,
(in thousands of $)	Successor 2023	Successor(1)	Predecessor(1)	Non-U.S. GAAP Combined(2) 2022	Predecessor 2021
Net income	176,363	87,500	23,244	110,744	48,368
Income taxes, net	556	111	385	496	222
Depreciation and amortization	76,629	45,935	5,745	51,680	43,389
Other non-operating income	(42,549)	—	—	—	—
Interest income	(8,227)	(1,273)	(4)	(1,277)	(7)
Interest expense	80,190	30,664	4,725	35,389	18,087
Other financial items, net	1,838	2,526	(622)	1,904	380
Gains on derivative instruments	(7,278)	(8,592)	—	(8,592)	—
Amortization of intangible assets and liabilities arising from charter agreements, net	(17,628)	(22,286)	—	(22,286)	—
Adjusted EBITDA	259,894	134,585	33,473	168,058	110,439

(1) The commencement of operations and funding of CoolCo and its acquisition of the eight TFDE LNGCs, The Cool Pool Limited and the shipping and FSRU management organization from Golar was completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNGC and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the year that commenced January 1, 2022 and ended December 31, 2022 have therefore been split between (i) the period prior to the funding of CoolCo and various phased acquisitions (i.e., the “Predecessor” period) and (ii) the period subsequent to the various phased acquisitions of such vessels and management entities (i.e., the “Successor” period).
(2) The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation. We cannot adequately benchmark the operating results for the year ended December 31, 2023 against the previous year reported in our comparative financial information without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

Average daily time charter equivalent (or “TCE”) rate

Average daily TCE rate is a measure of the average daily income performance of our Vessels. This is calculated by dividing time and voyage charter revenues less any voyage, charter hire and commission expenses, net, by the number of operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled drydocking or special or intermediate surveys and scheduled lay-ups. Under a time charter, the charterer pays substantially all of the vessel related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.

Average daily TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. We present average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with time and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our Vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reconciles our time and voyage charter revenues, the most directly comparable U.S. GAAP financial measure, to average daily TCE rate.

	Fiscal Years Ended December 31,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	Successor 2023	Successor(1)	Predecessor(1)	Non-U.S. GAAP Combined(2) 2022	Predecessor 2021
Time and voyage charter revenues	347,081	183,567	37,289	220,856	161,958
Less: Voyage, charter hire and commission expenses, net	(4,532)	(1,644)	(1,229)	(2,873)	(709)
Time and voyage charter revenues, net	342,549	181,923	36,060	217,983	161,249
Operating days less scheduled off-hire days	4,096	2,493	631	3,124	2,901
Average daily TCE rate (to closest $100)	83,600	73,000	57,100	69,800	55,600

1) The commencement of operations and funding of CoolCo and its acquisition of the eight TFDE LNGCs, The Cool Pool Limited and the shipping and FSRU management organization from Golar was completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNGC and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the year that commenced January 1, 2022 and ended December 31, 2022 have therefore been split between (i) the period prior to the funding of CoolCo and various phased acquisitions (i.e., the “Predecessor” period) and (ii) the period subsequent to the various phased acquisitions of such vessels and management entities (i.e., the “Successor” period).
(2) The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation. We cannot adequately benchmark the operating results for the year ended December 31, 2023 against the previous year reported in our comparative financial information without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

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

For the Predecessor period, administrative expenses have been allocated to GSVM by Golar using a weighted vessel count of Golar’s historical fleet, whereby LNGCs and FSRUs are assigned a lower weighting compared with FLNGs.

Gain on derivative instruments

We are exposed to interest rate fluctuations primarily due to our floating rate interest bearing long-term debt. Our bank financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and subsequently, our ability to service our debt.

The Company has elected to not apply hedge accounting for any of the derivatives it has entered into. Any positive or negative changes in the mark-to-market valuation, are recorded as an increase or decrease to the asset or liability position of such swap, with the corresponding entry recorded as a gain/(loss) on derivatives in the consolidated statement of operations. Interest income or interest expense on the realized settlement of interest rate swaps are recorded on an accrual basis, and presented as a gain/(loss) on derivatives in the consolidated statement of operations. The net unrealized gain or loss on derivatives is derived from the movements in the fair value of the interest rate swaps which fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests includes net income/loss attributable to our lessor VIEs. We currently lease two of our Vessels (the Kool Ice and the Kool Kelvin), and GSVM previously leased seven vessels (formerly the Golar Glacier, Golar Kelvin, Golar Snow, Golar Ice, Golar Seal, Golar Crystal and Golar Bear) from lessor VIEs as part of sale and leaseback arrangements of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity and one with an AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CCBFL, COSCO Shipping and AVIC entities are special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our Vessels and then subsequently leased back the Vessel on a bareboat charter for a term of seven to ten years. We currently have options to repurchase each of the Kool Ice and the Kool Kelvin at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each such Vessel at the end of its respective lease period.

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

Drydocking

We must periodically drydock our Vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We have four vessels which are scheduled to be drydocked in 2024. We expect our Vessels to be considered off-hire under our time charters during such drydocking periods.

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

Public company costs

We expect to incur higher significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Securities Exchange Act of 1934 (the "Exchange Act"), annual and quarterly reporting to shareholders, national stock exchange fees, audit fees, legal fees, incremental director and officer liability insurance costs and director and officer compensation.

Debt covenants

Our loan agreements and sale and leaseback arrangements require us to maintain specific balance sheet levels and ratios, including minimum amounts of free liquid assets, working capital, value adjusted equity, and a minimum equity ratio or maximum net debt to total assets ratio. If we fail to comply with applicable covenants, this could lead to an event of default which would enable the lenders thereunder to require immediate repayments of the relevant debt and could lead to cross-defaults enabling other lenders to require immediate repayment of debt. For additional details, see “Item 5.B. – Liquidity and Capital Resources – Debt Facilities.”

Our Vessels’ net book value may be impaired

We continually monitor events and changes in circumstances that could indicate carrying amounts of our Vessels may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of our Vessels by determining whether the carrying value will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss is recognized for the amount by which the carrying value exceeds its fair value. If the market value of our Vessels declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our business, financial condition and results of operations. The market value can be determined through various techniques such as independent third party valuations and quoted market values.

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

We may choose to take advantage of some or all of these provisions for up to four years following this Annual Report or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates (as of the end of the second quarter of the prior fiscal year) or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some of the available exemptions. We have taken advantage of some reduced reporting burdens in this Annual Report.

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

Basis of Preparation

Golar Shipping and Vessel Management (“GSVM”) is our Predecessor for accounting purposes. The combined carve-out financial statements for the year ended December 31, 2021 of our Predecessor reflect the assets, liabilities and operating results of Cool Company Ltd., the eight subsidiaries that own or lease the eight vessels acquired from Golar pursuant to the Vessel SPA, seven lessor variable interest entities (“VIEs”) reflecting legacy sale and leaseback finance arrangements for seven of the vessels acquired from Golar, and two management companies and The Cool Pool Limited. See (i) notes 2.a, 4 and 5 of our financial statements and (ii) “Item 4. Information on the Company – A. History and Development of the Company” for further details.

Our results of operations as reported in our financial statements for the year ended December 31, 2022 are split between the “Successor period” of CoolCo, commencing on January 27, 2022, reflecting (i) the funds raised from the Private Placement and (ii) the phased acquisition of the legal entities acquired from Golar, using the proceeds from the Private Placement, on the respective acquisition dates until December 31, 2022. The “Predecessor period” reflects the combined carve-out financial statements of GSVM which include historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to their respective acquisition dates. The financial statements for the Successor period are prepared in accordance with U.S. GAAP while the Predecessor period is presented on a combined carve-out basis. Although U.S. GAAP requires us to report on our results split between the Successor period and the Predecessor period, separately, management views the Company’s operating results for the year ended December 31, 2022 as a combination of the results of the applicable Predecessor and Successor periods because such presentation provides a meaningful comparison of our results to the year ended December 31, 2021. We do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

Management believes that the key performance metrics such as time and voyage charter revenues, vessel operating expenses and Adjusted EBITDA for the Successor period when combined with the Predecessor period provide more meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, our discussion and analysis of the results of operations presented below presents the results for the year ended December 31, 2023, compared with the results for the year ended December 31, 2022, (which is the aggregate of the reported Successor period phased from January 27, 2022 to December 31, 2022 and the Predecessor period phased from January 1, 2022 to June 30, 2022). There are no other adjustments made in the combined presentation. These combined results are not considered to be prepared in accordance with U.S. GAAP and have not been prepared as pro forma results, per applicable regulations. The combined results may not be indicative of future results.

Consolidated and Combined Carve-Out Results of Operations

Year Ended December 31, 2023 compared to Year Ended December 31, 2022

	Fiscal Years Ended December 31,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	Successor 2023	Successor(1)	Predecessor (1)	Non-U.S. GAAP Combined(2) 2022	Change	% Change
Time and voyage charter revenues	347,081	183,567	37,289	220,856	126,225	57%
Vessel and other management fees revenues	14,301	7,125	6,167	13,292	1,009	8%
Amortization of intangible assets and liabilities arising from charter agreements, net	17,628	22,286	—	22,286	(4,658)	(21%)
Total operating revenues	379,010	212,978	43,456	256,434	122,576	48%

Vessel operating expenses	(72,783)	(40,459)	(7,706)	(48,165)	(24,618)	51%
Voyage, charter hire and commission expenses, net	(4,532)	(1,644)	(1,229)	(2,873)	(1,659)	58%
Administrative expenses	(24,173)	(14,004)	(5,422)	(19,426)	(4,747)	24%
Depreciation and amortization	(76,629)	(45,935)	(5,745)	(51,680)	(24,949)	48%
Other non-operating income	42,549	—	—	—	42,549	100%
Other operating income	—	—	4,374	4,374	(4,374)	(100%)
Interest income	8,227	1,273	4	1,277	6,950	544%
Interest expense	(80,190)	(30,664)	(4,725)	(35,389)	(44,801)	127%
Gains on derivative instruments	7,278	8,592	—	8,592	(1,314)	(15%)
Other financial items, net	(1,838)	(2,526)	622	(1,904)	66	(3%)
Income taxes, net	(556)	(111)	(385)	(496)	(60)	12%

Other Financial Data:
Adjusted EBITDA(3)	259,894	134,585	33,473	168,058	91,836	55%
Total time and voyage charter revenues minus voyage, charter hire and commission expenses, net	342,549	181,923	36,060	217,983	124,566	57%
Operating days less scheduled off-hire days	4,096	2,493	631	3,124	972	31%
Average daily TCE rate(3) (to the closest $100)	83,600	73,000	57,100	69,800	13,800	20%

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
(3) Adjusted EBITDA and average daily TCE rate are non-U.S. GAAP financial measures. Please see “Item 5.A – How We Evaluate Our Operations".

Time and voyage charter revenues: The time and voyage charter revenues increased by $126.2 million to $347.1 million for the year ended December 31, 2023 compared to combined $220.9 million during the year ended December 31, 2022, principally because of higher charter hire rates, strong market demand and impact of full year charter revenue recognized from the Acquired Vessel SPVs (as defined in Note 1 "General") acquired on November 10, 2022. This was partially offset by decrease in time and voyage charter revenue as a result of the sale of Golar Seal in late March 2023.

Vessel and other management fees revenues: The vessel and other management fees revenues increased by $1.0 million to $14.3 million for the year ended December 31, 2023 compared to combined $13.3 million during the year ended December 31, 2022 due to an increase in the number of managed vessels.

Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements, net largely relates to favorable contract intangible assets and unfavorable contract liabilities which were recognized as part of the acquisition of the Original Vessels and the Acquisition Vessels. We remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired during the spin off from Golar and the subsequent acquisition of the Acquired Vessels. The net amortization income for the year ended December 31, 2023 amounted to $17.6 million ($20.6 million amortization income of unfavorable intangible contract liabilities net of $3.0 million amortization expense of favorable intangible contract assets) compared to combined $22.3 million ($33.9 million amortization income of unfavorable intangible contract liabilities net of $11.6 million amortization expense of favorable intangible contract assets) for the year ended December 31, 2022.

Vessel operating expenses: The vessel operating expenses increased by $24.6 million to $72.8 million for the year ended December 31, 2023, compared to combined $48.2 million for the year ended December 31, 2022, primarily due to the operating expenses relating to the Acquisition Vessels, in addition to moderate inflationary pressures attributable to crew costs and repair and maintenance across the fleet. This increase was partially offset by lower vessel operating expenses as a result of the sale of Golar Seal in late March 2023.

Administrative expenses: Administrative expenses increased by $4.7 million to $24.2 million for the year ended December 31, 2023 compared to combined $19.4 million for the year ended December 31, 2022, primarily due to increased professional, legal and audit fees associated with the Company's first year as a listed company during the year ended December 31, 2023.

Other non-operating income: Other non-operating income of $42.5 million for the year ended December 31, 2023 was attributable to the gain on sale of the Golar Seal vessel to Hoegh in March 2023. No similar income was earned during the year ended December 31, 2022.

Other operating income: No other operating income was recognized during the year ended December 31, 2023. Other operating income for the year ended December 31, 2022 mainly relates to loss of hire insurance receipts relating to Golar Ice of $4.4 million during the Predecessor period.

Interest income: Interest income increased by $7.0 million to $8.2 million for the year ended December 31, 2023 compared to $1.3 million for the year ended December 31, 2022, primarily due to the increase in the market interest rates earned on our cash and cash equivalents throughout the year 2023.

Interest expense: Interest expense increased by $44.8 million to $80.2 million for the year ended December 31, 2023, compared to combined $35.4 million for the year ended December 31, 2022, primarily due a full year of interest expense on the $520 million term loan facility that was assumed by the Company on November 10, 2022. In addition, the increase in the floating rate component on both our debt facilities and higher interest expense on the ICBCL VIE loans have contributed to the overall increase.

Gains on derivative instruments: Gains on derivative instruments represents mark-to-market income on interest rate swaps, entered during the Successor periods. Gains on derivative instruments for the year ended December 31, 2023 amounted to net gain of $7.3 million ($3.3 million unrealized loss on derivative instruments offset by $10.6 million realized gain) compared to net gain of $8.6 million for the combined year ended December 31, 2022 ($8.4 million unrealized gain on derivative instruments and $0.2 million realized gain).

Other financial items, net: Other financial items, net, reflects a net loss of $1.8 million mainly due to financing arrangement fees and debt guarantees for the year ended December 31, 2023 compared to a loss of $1.9 million for the year ended December 31, 2022.

Average daily TCE rate: The average daily TCE rate of $83,600 for the year ended December 31, 2023, is approximately 20% higher than the average rate of $69,800 for the combined year ended December 31, 2022. This increase is the result of a full year time and voyage charter revenues for the Acquired Vessels and higher TCE rates on some of our other vessels.

    For the discussion of our operating results for the year ended December 31, 2022 compared to the year ended December 31, 2021, this has been reported previously in our Form 20-F Annual Report for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on April 21, 2023, under the same section entitled “Item 5. Operating and Financial Review and Prospects - A. Operating Results”.

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

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, drydock expenditures and shipyard payments for the Newbuild Vessels in each case due or otherwise expected to be paid within the next 12 months. We may require additional working capital for the continued operation of our Vessels, which is dependent upon Vessel employment and fuel costs incurred during idle time. For a description of our contractual obligations, see “– Contractual Obligations.”

In the short term, we expect our cash requirements will arise from our operating expenses, dividend payments, drydocking costs for our Vessels and remaining delivery payments associated with the Newbuild Vessels. In the long-term, we expect that our cash requirements will arise from our potential acquisitions of in-service LNGCs from third parties, additional newbuilds or other types of fleet growth. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to the LNG shipping industry, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

As of December 31, 2023, we had cash and cash equivalents of $133.5 million and $3.4 million of restricted cash and short-term deposits. Restricted cash and short-term deposits mainly consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments and cash belonging to lessor VIEs that we are required to consolidate under U.S. GAAP based on consideration of whether the balances have short-term maturities. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Norwegian Kroner, Euros and Malaysian Ringgit.

Cash Flow Statement Highlights

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

For the years ended December 31, 2023 and 2022

	Fiscal Years Ended December 31,
(in thousands of $)	Successor 2023	Successor (1)	Predecessor (1)	Non-U.S. GAAP Combined 2022
Net cash provided by operating activities	198,926	118,234	27,101	145,335
Net cash used in investing activities	(12,132)	(353,506)	—	(353,506)
Net cash (used in) / provided by financing activities	(182,533)	317,457	(54,111)	263,346
Net increase / (decrease) in cash, cash equivalents and restricted cash	4,261	82,185	(27,010)	55,175
Cash, cash equivalents and restricted cash at beginning of year	133,077	50,892	77,902	77,902
Cash, cash equivalents and restricted cash at end of year	137,338	133,077	50,892	133,077
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

Net cash provided by operating activities

The net cash provided by operating activities increased by $53.6 million to $198.9 million for the year ended December 31, 2023 compared to combined $145.3 million for the year ended December 31, 2022. The increase was primarily due to:

•higher utilization and charter rate contribution from the acquisition of Acquisition Vessels on November 10, 2022, coupled with higher utilization and charter rates from all our Vessels for the year ended December 31, 2023 as compared to the same period in 2022; and
•the improvement in the general timing of working capital received from third-parties for the year ended December 31, 2023 compared to the same period in 2022.

Net cash used in investing activities

The net cash used in investing activities of $12.1 million during the year ended December 31, 2023 is comprised of:

•$181.3 million relating to the Newbuild Vessels shipyard installments (including option exercise price);
•$13.8 million additions to vessels relating to advance payments for vessel conversion and retrofitting cost; and
•$1.3 million additions to intangible assets relating to software.

This was partially offset by:

•$184.3 million pertaining to cash consideration received from the disposal of the Golar Seal vessel in late March 2023.

The combined net cash used in investing activities of $353.5 million for the year ended December 31, 2022 was attributable to $218.3 million cash consideration for Original Vessels and management entities acquired from Golar pursuant to the Vessel SPA, and the ManCo SPA, and $135.2 million cash consideration for the Acquisition Vessels purchased from Quantum Crude Tankers Ltd.

Net cash (used in) / provided by financing activities

The net cash used in financing activities of $182.5 million for the year ended December 31, 2023 is comprised of:

•$203.1 million debt repayments, including $88.0 million for the Golar Seal related debt;
•$87.5 million cash dividends paid to shareholders; and
•$1.9 million financing fees relating to the restructuring and amendment of the $570 million bank facility.

This was partially offset by:

•$110.0 million loan proceeds consisting of a $70.0 million additional loan from the $570 million bank facility and $40.0 million drawdown from the Newbuild Vessels pre-delivery facility.

The combined net cash provided by financing activities of $263.3 million during the year ended December 31, 2022 is comprised of:

•$570.0 million proceeds from the $570 million bank facility, which refinanced six of the eight Vessels acquired from Golar;
•$266.7 million net proceeds from equity raise as part of the Private Placement completed during the Successor period; and
•$166.0 million net proceeds raised as part of the Second Private Placement completed during the Successor period in November 2022 to finance the Acquisition Vessels purchased from Quantum Crude Tankers Ltd.

This was partially offset by:

•$595.6 million debt repayments, which includes $498.8 million repayments made by our lessor VIE‘s to terminate five out of the seven sale and leaseback facilities during the Predecessor period;
•$136.4 million repayments of Parent’s funding during the Predecessor period; and
•$7.4 million financing fees relating to the $570 million bank facility and the $520m term loan facility during the Successor period.

For the discussion of our cash flows for year ended December 31, 2022 compared to the year ended December 31, 2021, this has been reported previously in our Form 20-F Annual Report for the year ended December 31, 2022,, filed with the U.S. Securities and Exchange Commission on April 21, 2023, under the same section entitled “Item 5. Operating and Financial Review and Prospects - B. Liquidity - Cash Flow”.

Debt Facilities

As of December 31, 2023, we were in compliance with all our covenants under our various loan agreements. See Note
19 “Debt” in our financial statements included herein for additional information.

CoolCo Facilities

Senior Secured Sustainability Linked Amortizing Term Loan

On January 26, 2022, we entered into the Vessel SPA with Golar pursuant to which we acquired our Original Vessels and The Cool Pool Limited, a commercial management company, from Golar. In connection with the acquisition of our Original Vessels, we entered into a senior secured sustainability linked amortizing term loan (the "$570 million bank facility") with a maturity date of February 2027 and an initial interest rate of SOFR plus 275 basis points amongst a syndicate of banks, which refinanced six of our eight Original Vessels. The margin decreases by 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met or increases by 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026.

Following the sale of the Golar Seal to Hoegh on March 22, 2023 we made a prepayment of $88.0 million of debt associated with this vessel.

On June 28, 2023, lender approval was granted for an increase in the debt principal amount of $70 million in the $570 million bank facilities and a reduction in the interest rate margin from 275 basis points to 225 basis points. The additional debt funding was drawn on June 30, 2023, to fund the conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction and installation of air lubrication systems. The changes in terms of the debt were assessed and accounted for as a debt modification.

In July 2023, the Company announced that the syndicate of existing lenders in the $570 million bank facility approved a reduction of the interest rate margin from 225 basis points to 220 basis points after the Company achieved the sustainability criteria outlined in the loan agreement.

The $570 million bank facility contains various financial covenants, including, among others, obligations on us, as the borrower and require compliance with certain financial ratios. Such ratios include, but are not limited to, a working capital ratio, minimum net worth, minimum value-adjusted equity ratio, minimum value clause and minimum free cash restrictions. Furthermore, dividend payments are subject to compliance with such financial covenants and the absence of events of default. Events of default include non-payment, cross default, breach of financial covenants, insolvency and environmental incidents or other events or circumstances which have or are likely to have a material adverse effect on our business. As of December 31, 2023 we were in compliance with the financial covenants and obligations under this sustainable-linked bank financing.

As of December 31, 2023, $485.3 million remained outstanding under this facility.

Sale and Leaseback Arrangements

Following completion of the acquisition of all eight of the Original Vessels on April 5, 2022, the existing five sale and leaseback arrangements were refinanced, and the remaining two sale and leaseback arrangements secured by the Kool Ice and Kool Kelvin were assumed by us. Pursuant to the Vessel SPA, we acquired certain wholly-owned SPVs which had entered into sale and leaseback arrangements with ICBCL entities, referred to as the “Owners”. Following completion of the Vessel SPA, Golar continued to be the guarantor to the Kool Ice and Kool Kelvin sale and leaseback arrangements, and we pay Golar an annual guarantee fee of 0.5% calculated on the outstanding principal amount under the sale and leaseback arrangements, which guarantees are to remain in place until the earlier of the repayment of the vessel debt or release by the lessors. The particulars of the sale and leaseback arrangements for the Kool Ice and Kool Kelvin are summarized below.

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option	Net repurchase obligation at the end of lease term (in $ millions)	End of lease term
Kool Ice	Feb-15	ICBCL	204	10 years	173.8	Feb-20	71	Feb-25
Kool Kelvin	Jan-15	ICBCL	204	10 years	173.8	Jan-20	71	Jan-25

Under the terms of these sale and leaseback arrangements, our wholly-owned SPVs leased Kool Ice and Kool Kelvin are on bareboat charters for a term of ten years from the Owners for a fixed bareboat rate of $54,000 per day per vessel. As part of the original sale transaction, the Owners obtained financing secured by ship mortgages over Kool Ice and Kool Kelvin, but the SPVs are not party to these lending agreements. However, under the terms of the respective bareboat charters, the SPVs undertook to provide information and documents required by the Owners under the lending agreements. The SPVs also agreed to acknowledge the lending agreements in writing in any form that the lender may require.

The bareboat charters entered into with the Owners include terms such as:

•trading restrictions limiting the use of the chartered vessel to the transportation of LNG;
•the right to replace the commercial or technical manager of the vessel with the Owner's prior consent and the Owner’s right to request the replacement of the technical or commercial manager;
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

Revolving Credit Facility

In connection with the execution of the Vessel SPA on January 26, 2022, we entered into a revolving credit facility with Golar, for up to $25 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) upon closing of the transactions under the Vessel SPA. We terminated the revolving credit facility on May 28, 2023.

$520 million term loan facility related to Acquisition Vessels

On November 3, 2022, we entered into a Master Sale Agreement with Quantum Crude Tankers Ltd. for the purchase of the Acquisition Vessels (the “MSA”). In connection with the purchase of the Acquisition Vessels, we (through our subsidiaries) assumed debt under an agreement for a loan facility of $520 million with a syndicate of banks (with initial interest based on a defined margin and reference rate for the respective interest period). Pursuant to the facility agreement, we also entered into a guarantee and indemnity agreement in favor of the syndicate of lenders.

Both the facility agreement and the guarantee and indemnity contain operating and financing restrictions and covenants, which impose various obligations on us as the borrower and require compliance with certain financial ratios. Such ratios include, but are not limited to, minimum net worth, maximum net debt to total assets, and minimum free cash. The facility agreement also restricts our ability to pay dividends or make any distributions to shareholders while an event of default is ongoing; events of default include non-payment, cross default and insolvency, among others. As of December 31, 2023, we were in compliance with the financial covenants and obligations under the facility agreement and the guarantee and indemnity pursuant to the Acquisition Vessels purchase financing.

As of December 31, 2023, $461.9 million remained outstanding under this facility.

Newbuild Vessel pre-delivery facility

In October 2023, we entered into agreements with affiliates of Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Kool Tiger and Kool Panther Newbuild Vessels (Note 13) scheduled to be delivered to CoolCo towards the end of 2024 from Hyundai Samho Heavy Industries in the Republic of Korea.

Under the pre-delivery credit facility, we entered into an agreement with Huaxia to lend us a minimum of 20% and, subject to the Company entering into a committed charter contract, up to 32.5% of the shipyard price for the Newbuild Vessels. This pre-delivery credit facility is non-amortizing with the principal payable upon delivery of each Newbuild Vessel and the sale of the Newbuild Vessel to a subsidiary of Huaxia under the sale and leaseback arrangement. The pre-delivery facility bears an initial interest rate of SOFR plus a fixed rate of 260 basis points. As of December 31, 2023 we were in compliance with the financial covenants and obligations under the facility agreement.

As of December 31, 2023 $40.0 million was drawn under the pre-delivery credit facility.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2023 and 2022.

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

The following table sets forth our contractual obligations for the periods indicated as at December 31, 2023:

(in millions of $)	Total Obligation	Due in 2024	Due in 2025-2026	Due in 2027-2028	Due Thereafter
CoolCo short-term and long-term debt(1)(2)	987.2	116.9	153.7	448.4	268.2
VIE short-term and long-term debt	79.5	79.5	—	—	—
Interest commitments on long-term debt(3)	204.0	62.9	94.4	39.6	7.1
Operating lease obligations	5.3	2.2	1.5	1.1	0.5
Total	1,276.0	261.5	249.6	489.1	275.8

(1)    The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)    The future loan repayments comprise repayments under the $570 million bank facility and the $520 million term loan facility.
(3)    Our interest commitment on our short-term and long-term debt is calculated based on SOFR rates and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

In the coming years, the global supply of LNG is set to increase by more than 50% based on projects that have already reached Final Investment Decision ("FID"). At least 40 million tonnes per annum (mtpa) of capacity have reached FID stage in 2023 alone, equivalent to approximately 10% of total LNG production in 2022. Projects have reached this milestone in response to demand for LNG arising from energy security considerations and the need to lower emissions. LNG has the advantage of being available from multiple sources while being a materially cleaner alternative than other fossil fuels. Economic development and urbanization spur demand for heat and electricity, where LNG is a critical solution for bridging the energy transaction, especially in high-growth regions like Asia. We plan to capitalize on this expected increase in LNG production by transporting it to existing and new markets using our growing fleet.

The LNG markets generally normalized in 2023 after responding to the immediate aftermath of the geopolitical events of 2022, such as Russia's invasion of Ukraine. This resulted in LNG shipping markets being more driven by the fundamentals of supply and demand, albeit with constraints impacting the operations of the Panama Canal and the impact of the outbreak of hostilities in the Middle East including the effect on shipping routes in the Red Sea affecting shipping distances. Specifically, low water levels in the Panama Canal resulting from a regional drought caused charterers to divert cargos destined for Asia from the Gulf of Mexico around the Cape of Good Hope. In November 2023, following the outbreak of the 2023 Israel-Hamas war, Houthi militias based in Yemen began to attack ships transiting the Gulf of Aden and the Red Sea, impacting vessels due to transit the Suez Canal resulting in additional vessels diverting around the Cape of Good Hope. It is uncertain how long the disruptions to either the Red Sea or the Panama Canal will prevail, but the resulting increase in shipping distances has impacted the destination of cargos while providing support to shipping markets at the margin amid downward seasonal pressure on freight rates, charter market rates and asset values. Future shipping demand is a function of where LNG is destined, with a significant proportion of new volumes expected to be shipped to faraway Eastern markets.

The current orderbook-to-fleet ratio of 51% (by volume) is high by historic standards, but it is critical to recognize that the orderbook has overwhelmingly been built based on long-term contracts to service new liquefaction facilities. The timing and quantity of these vessel deliveries are generally intended to match the commencement of new production. Furthermore, to the extent that project development delays result in vessels delivering to their charterers before their intended startup time, we would expect to see a dynamic similar to that which has recently prevailed. In such a scenario, the market is sharply divided between charterers seeking to fill interim periods in the spot market and owners such as CoolCo, who are in a position to offer multi-year time charters. Numerous liquefaction projects are still under development in North America, the Middle East, and various other geographies. This supply is expected to meet gas demand arising from the continued strong and widespread desire to decarbonize both through complementing renewables with gas, and gas substituting for the vast amounts of coal still being consumed.

Among LNGCs currently on the water, older, less efficient vessels in the charter market are expected to face growing competitive pressure over time, particularly among the steam turbine vessels that continue to make up over 30% of the global fleet by volume. The imposition of the International Maritime Organization's (IMO) carbon intensity indicator (CII) rules from the beginning of last year, as well as this year's implementation of carbon pricing on voyages into Europe, are projected to increase the relative advantage of modern, efficient TFDE and 2-stroke tonnage, such as those in the CoolCo fleet.

The limited supply of modern vessels available for time charter employment through the medium-term is concentrated among a small number of owners, including CoolCo. Given the improved bargaining position afforded by a combination of scarcity and concentration, such owners have remained focused primarily on longer-term charters that would bridge the period from now until the next wave of LNG supply, which is expected to arrive in 2026-2027. A newbuild vessel ordered today would have a lead time of approximately four years, a purchase price exceeding $260 million and relatively expensive financing, limiting the likelihood of unforeseen newbuild tonnage during that period while providing support for the rate benchmark against which the overall fleet is priced.

We also face risks and trends that could adversely affect our industry and business. Energy rebalancing trends have accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry.

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

Vessels and impairment

The carrying values of our Vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment annually or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. As of December 31, 2023, we did not identify any indicators of vessel impairment.

Recently Issued Accounting Standards

See Item 18. Financial Statements: Note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our executive officers and directors as of March 14, 2024:

Name	Age	Position

Richard Tyrrell	50	Chief Executive Officer and Director
Johannes P. Boots	61	Chief Financial Officer
Cyril Ducau	45	Chairman of the Board
Peter Anker	66	Director
Antoine Bonnier	40	Director
Neil Glass	62	Director and Chairman of the Audit Committee
Joanna Huipei Zhou	41	Director
Sami Iskander	58	Director
The business address of the directors and officers is Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda

Biographies of Executive Officers and the Board of Directors

Richard Tyrrell – Chief Executive Officer and Director

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

Johannes P. Boots – Chief Financial Officer

Johannes Boots has served as our Chief Financial Officer since April 2022. He has over thirty years of senior-level financial management and capital raising experience within the energy industry across the United States and Europe. During his career, Mr. Boots mainly worked for U.S. public corporations in the energy industry subsectors of offshore drilling, offshore construction and pipelaying, drilling fluids, and shipping and transportation. From 2019 to 2022, Mr. Boots provided strategic and financial advice to growth companies as an independent consultant. Until 2019, Mr. Boots was the Senior Vice President and Chief Financial Officer of Pacific Drilling S.A. and joined that company in 2010 as Vice President & Treasurer. Prior to 2010, Mr. Boots was the Group Treasurer at Global Industries for three years and served as the interim turnaround executive for the European business unit of Newpark Resources. He also held several financial management positions of increasing responsibilities within Noble Corporation and its predecessor Neddrill for 14 years. Mr. Boots commenced his career in the shipping and transportation industry. Mr. Boots holds a Bachelor’s degree in Business Economics from the University of Applied Sciences in Alkmaar, the Netherlands and completed the Executive Advanced Management Program at INSEAD Business School in Fontainebleau, France.

Cyril Ducau – Chairman of the Board

Cyril Ducau is the Chief Executive Officer of Eastern Pacific Shipping Pte. Ltd. and was appointed as director and chairman of the Board in February 2022. He has worked with the Quantum Pacific Group for fourteen years and has over twenty years of shipping and finance experience. He is currently Chairman of Kenon Holdings Ltd., and is an officer or a member of the board of directors of other private companies. He is currently an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer. He previously acted as Director and Chairman of Pacific Drilling SA. Prior to joining the Quantum Pacific Group in 2008, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Peter Anker – Director

Peter Anker was appointed as a director in February 2022. He served as Chief Executive Officer of RS Platou ASA from 1987 to 2015, and as a board member of Hexicon AB from 2020 to May 2022. He is also the chairman of the board of Langebru AS and advisor (former Chief Executive Officer from 2015 to 2020) to Clarksons Platou AS. He has previously been a member of the board of directors of Clarksons Plc. He holds a M.Sc. from Norwegian School of Economics and Business Administration. Mr. Anker is a previous President of the Norwegian Shipbrokers Association and past member of the Board of The Norwegian Shipowners Association.

Antoine Bonnier – Director

Antoine Bonnier was appointed as a director in February 2022. Mr. Bonnier is currently Chief Executive Officer of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, Kenon Holdings Ltd., OPC Ltd., and certain other companies. Prior to joining Quantum Pacific Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier attended the ESCP Europe Business School from 2003 to 2007 and graduated with a Master of Science in Management.

Neil Glass – Director

Neil Glass was appointed as a director in February 2022. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. From September 1983 to August 1990, Mr. Glass worked for the Edmonton, Canada office of Ernst & Young: and from October 1990 to July 1994 with the Bermuda office of Ernst & Young. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies and served in such role until December 2014. Mr. Glass has over twenty years’ experience as both an executive director and as an independent non-executive director of international companies. He has served as Director of Borr Drilling Limited since December 2019 and also serves as a member of its audit committee and as chair of its nominating and governance committee. He also served as a director and audit committee member of 2020 Bulkers Limited from July 2020 until August 2022 and of Golar LNG Partners LP from September 2020 until April 2021.

Joanna Huipei Zhou - Director

Joanna Zhou was appointed as a director in November 2023. Ms. Zhou is Manager, Strategy & Analysis for Eastern Pacific Shipping Pte. Ltd., a leading shipping company based in Singapore. Working closely with the Chief Executive Officer of EPS, Ms. Zhou is responsible for the strategy and the management of various business development projects within the group. Ms. Zhou also acts as a Business Development Manager for Ansonia Holdings. Prior to joining Eastern Pacific Shipping Pte. Ltd in 2013, Ms. Zhou worked as a financial analyst for InterOil Corporation, a formerly NYSE-listed independent oil and gas company. Prior to that, Ms. Zhou worked as an analyst with JP Morgan in Singapore. Ms. Zhou is a Chartered Financial Analyst (CFA) Charterholder. She has a Master of Science from Columbia University and an undergraduate degree in Science from National University of Singapore.

Sami Iskander - Director

Sami Iskander was appointed as a director in November 2023. Mr. Iskander brings over thirty years’ international experience in both oilfield services and E&P companies. He was appointed as Chief Executive Officer of Petrofac (PFC, PLC) in January 2021 until his retirement in April 2023. Prior to that, (February 2016 until 2019), he was Executive Vice President for Shell’s Upstream Joint Ventures business. From 2008 until joining Shell in 2016, he worked in BG Group. From 2009, Mr. Iskander was Managing Director for Africa, Middle East & Asia and from November 2013 he held the position of Chief Operating Officer, responsible for BG Group’s global Upstream operations in addition to being responsible for BG Technical. Prior to BG Group, Mr. Iskander held many key leadership roles with Schlumberger, undertaking assignments in the Middle

East, Africa, Europe, Latin America and the USA. Mr. Iskander is an Egyptian and French national, fluent in English, Arabic, Spanish and French and holds a Bachelor of Science in Mechanical Engineering from the American University in Cairo.

B.      Compensation

All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

For our executive officers, compensation consists generally of base salary and service fees, a cash incentive bonus and employee benefits that are generally provided to employees.

In the year ended December 31, 2023, we recorded compensation costs of approximately $1.7 million (2022: approximately $1.3 million) including salary, bonus, pension and certain employee retirement and other benefits to all our executive officers and directors as a group.

Long-Term Incentive Plan

In November 2022, the Board implemented a long-term incentive program for employees, management and board members of the Company and its affiliates (the “LTIP”). The overall purpose of the LTIP is to promote the success of the Company for the benefit of its shareholders, by providing a framework for the retention and incentivization of employees using the Company’s equity and thereby aligning their interests with the Company and its affiliates. The LTIP provides for the grant of equity awards, with the intention being for the initial awards to be granted as Share Options (“Share Options”) and Restricted Stock Units (“RSUs”). Pursuant to the LTIP, in November 2022 the Board resolved to grant 1,088,932 Share Options (the "2022 Share Options") and 115,000 RSUs (the "2022 RSUs") to employees, management and board members of the Company (equivalent to approximately 2.25% and 0.2% of the Company’s share capital, respectively), of which 11,507 RSUs and Share Options over a total number of 742,454 shares were granted to primary insiders of the Company (equivalent to approximately 0.02% and 1.38% of the Company's share capital, respectively). The Share Options will be granted under the terms of an option agreement and the LTIP. Each 2022 Share Option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to in aggregate 1,088,932 shares. The exercise price for the 2022 Share Options is $10.00 per share. The 2022 Share Options will vest over a period of four years, in equal annual installments, on each of November 30, 2023, November 29, 2024, November 30, 2025, and November 30, 2026.

Pursuant to the LTIP, the RSUs vest subject to a vesting schedule to be determined at grant. The 2022 RSUs will vest equally in four installments on each of November 30, 2023, November 29, 2024, November 30, 2025 and November 30, 2026. The LTIP allows the Company to determine applicable vesting and performance conditions for future awards as appropriate. The 2022 RSUs will be granted under the terms of the 2022 RSU agreement and the LTIP. A grant of RSUs according to the LTIP in one year does not entitle the grantee to receive RSUs or any other award under the LTIP in subsequent years.

In November 2023, CoolCo granted a further 74,246 share options (the "2023 Share Options") to two board members and 102,107 RSUs (the "2023 RSUs") to employees of the Company. The 2023 Share Options will vest equally over a period of three years and will lapse three years from the date of their grant if not exercised. The 2023 RSUs vest equally over a period of four years.

As of March 14, 2024, the Company has granted a total number of share options amounting to 767,203 and RSUs amounting to 17,970 to executive officers and board members. This includes share options that are exercisable within 60 days of March 14, 2024, and are considered common shares beneficially owned.

C.      Board Practices

Our Board consists of seven directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.

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

As a foreign private issuer, we are permitted to follow home country corporate governance practices subject to the NYSE corporate governance listing standard. Following our listing, we have relied on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we are not required to have a compensation committee. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please see "Item 16G. Corporate Governance".

Committees

Audit Committee

The audit committee, which consists of Neil Glass and Sami Iskander as members, and Antoine Bonnier as a non-voting observer, assists the Board of Directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Board of Directors has determined that Neil Glass qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Neil Glass and Sami Iskander are independent, as independence is defined under the rules of the SEC and the NYSE applicable to foreign private issuers. Neil Glass acts as chairman of our audit committee.

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

D.          Employees

See “Item 4. Information on the Company – B. Business Overview - Employees”

E.         Share Ownership

See “Item 6. Directors, Senior Management and Employees – B. Compensation – Long Term Incentive Plan” and “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table presents the beneficial ownership of our common shares as of March 14, 2024, for:

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

The percentage of beneficial ownership for the following table is based on 53,702,846 common shares outstanding as of March 14, 2024. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda

	Number of Common Shares Beneficially Owned (1)	Percentage of Common Shares Beneficially Owned
Executive Officers and Board Members:
Richard Tyrrell	99,120	*
Johannes P. Boots	31,525	*
Cyril Ducau	12,374	*
Peter Anker	112,374	*
Antoine Bonnier	12,374	*
Neil Glass	12,374	*
Joanna Huipei Zhou	510	*
Sami Iskander	—	—
All Executive Officers and Board Members as a Group	280,651	*

5% Shareholders:
EPS Ventures Ltd (2)	31,254,390	58.2%

(1) Includes share options that are exercisable within 60 days of this Annual Report and are considered common shares beneficially owned.
(2) The 31,254,390 common shares of Cool Company Ltd. are legally and beneficially owned by EPS Ventures Ltd, which is a wholly-owned subsidiary of Quantum Pacific Shipping Limited. For further details, see the Schedule 13G filed on February 7, 2024.
*Represents ownership of less than 1% of our outstanding common shares.

Our major shareholder has the same voting rights as all of our other common shareholders. As a result of the Second Private Placement in November 2022, EPS’ ownership interest increased from 39.9% to 49.9%. Following Golar’s sale of its remaining shareholding interest in us (4,463,845 common shares) to EPS in February 2023, EPS’ ownership interest increased from 49.9% to its present 58.2%. To our knowledge, no corporation (other than EPS Ventures Ltd) or foreign government owns more than 50% of our issued and outstanding common shares.

As of March 14, 2024, Cede & Co., is our nominated registered holder of all shares in The Depository Trust Company, which held in aggregate 53,702,846 common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

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

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Item 6. Directors, Senior Management and Employees – B. Compensation.”

Acquisition of Vessels and Issuance of Securities

On January 26, 2022, we, then as a subsidiary of Golar, and Golar entered into the Vessel SPA under which we acquired the Original Vessels and The Cool Pool Limited from Golar. The purchase price for each vessel was $145 million, subject to working capital and debt adjustments, for each vessel. The aggregate amount of purchase consideration for the Vessel SPA was $339.6 million (comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA and $211.7 million net cash consideration resulting from acquisition-related refinancing pursuant to the $570m bank facility which was drawn-down contemporaneously with each respective vessel acquisition date and the Vessel SPA working capital adjustments. Under the terms of the Vessel SPA, Golar provided warranties on the balance sheet and on the vessels. The balance sheet warranties included warranties on the accounting standards used in the preparation of the management balance sheet and the audited balance sheet, the inclusion of claims as part of receivables and the accounting related to the assets and liabilities of the vessel-owning subsidiaries. The Original Vessel warranties included warranties on the ownership of the Vessels, the disclosed encumbrances, the operational condition of the Vessels, the insurance of the Original Vessels and the absence of pending claims from government bodies against the Original Vessels. The Vessel SPA further provided that in the event of a breach of warranty by Golar, we can make a claim for compensation, if the amount we are entitled to exceeds $50,000; but Golar’s liability is limited to $80,000,000 for all claims (in aggregate). In addition to general indemnities, Golar also provided specific indemnities relating to tax and the lease agreements.

Following the Original Vessel acquisitions in 2022, Golar and certain of its subsidiaries, including Golar Management, entered into a TSA. Under the terms of the TSA, Golar charged us management fees for the provision of management and administrative services during the transitional period until the completion of the ManCo SPA and the acquisition of the management entities. The services provided were charged at a flat rate of $6,000 per day and we could terminate the administrative services agreement by providing two months’ written notice. Following the completion of the ManCo Acquisition, the TSA is no longer in effect and was subsequently replaced with the ASA pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

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

ManCo SPA

On June 30, 2022, we acquired Golar’s LNGC and FSRU management companies, comprised of four entities; Cool UK, Cool Croatia, Cool Malaysia and Cool Norway from Golar for a purchase price of approximately $5.0 million plus working capital adjustments of approximately $1.6 million. Through the ManCo Acquisition we acquired full in-house commercial and technical ship management of our Vessels. The ManCo SPA contains certain indemnities for breach of warranties. Furthermore, we have a right, at our option, to sell back the management companies to Golar at the original purchase price, less the working capital adjustments, in the event certain claims arise under the agreement that are not adequately indemnified. This right will lapse in March 2026 if it not exercised.

Administrative Services Agreement and Corporate Services Agreement

As part of the terms of the ManCo SPA, we and Golar Management also entered into the ASA, which replaced the CoolCo TSA, for the provision of the following services from July 1, 2022 to June 30, 2023 by Golar to the Company: IT services, accounting services, treasury services, finance operations services, and any additional services reasonably required by the Company that have been agreed between the parties. The fees, which include a blend of hourly rates for some services and fixed fees for others, are charged based upon the services provided to the Company by Golar with the view that these will reduce as the Company builds its own internal operations and teams. The ASA expired on June 30, 2023.

Additionally, we and Golar Management (Bermuda) Limited, a Bermudian subsidiary of Golar (“Golar Bermuda”), among others, entered into a corporate services agreement on April 1, 2022 (the “Bermuda Services Agreement”) pursuant to which Golar Bermuda provided certain corporate secretarial, registrar and administration services to us. The services provided were charged at an annual fee of $177,500. The Bermuda Services Agreement expired on November 30, 2023.

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

Option Agreement

On November 3, 2022, Cool Company Ltd entered into an option agreement with affiliates of EPS, (the “Option Agreement”) to purchase two shipbuilding contracts for the Newbuild Vessels under construction at Hyundai Samho Heavy Industries in Korea (the “Shipbuilding Contracts”). This option was granted to the Company in consideration of our entry into the MSA.

On June 28, 2023, the Company exercised its option and nominated Kool Panther Corporation and Kool Tiger Corporation to purchase the Shipbuilding Contracts.

Each of the Newbuild Vessels were acquired for a total purchase price of approximately $234 million.

On July 3, 2023, pursuant to the Option Agreement, two novation agreements were entered into: (i) between Kool Panther Corporation, Joytech Marine Ltd (an affiliate of EPS) and HHI, and (ii) between Kool Tiger Corporation, Geytech Marine Ltd (an affiliate of EPS) and HHI (“Novation Agreements”). In addition, performance guarantees were issued by Cool Company Ltd to HHI in accordance with the Novation Agreements and Shipbuilding Contracts.

On the same day as the Novation Agreement, Cool Company Management Ltd entered into a supervision agreement (the “Supervision Agreement”) with Eastern Pacific Shipping Pte. Ltd. (“Eastern Pacific Shipping”), an affiliate of EPS whereby Eastern Pacific Shipping agreed to act as the supervisors of the Newbuild Vessels whilst under construction at HHI and to provide the services as set out in the Supervision Agreement. The supervision fee is for a fixed amount of $450,000 per vessel.

Insurance Brokerage Services

On July 11, 2023, Eastern Pacific Shipping, an affiliate of EPS, entered into an agreement with Cool Company Management Ltd to provide CoolCo with insurance and claim handling services. The charges represent the commission paid as a percentage of the gross premium for such insurances placed.

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

In accordance with our dividend policy, we aim to allocate our free cash flow to equity primarily to the payment of a quarterly dividend, after allocations to drydocking and capital expenditures related to improving vessel efficiency. Any dividends declared in the future will be at the sole discretion of our Board and will depend upon, among other factors, freight market outlook, the Company’s balance sheet, market cyclicality, distributable reserves, liquidity requirements and macroeconomic conditions.

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

B. Plan of Distribution

Not applicable.

C.     Markets

Our common shares trade on the Euronext and the NYSE, both under the symbol "CLCO". For the purposes of the Euronext, the NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the Euronext, the Company is not required to comply with certain Euronext listing rules applicable to companies with a primary listing on the Euronext. As of March 14, 2024 we had 53,702,846 common shares issued and outstanding.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.     Share Capital

Not applicable
.
B.     Memorandum and Articles of Association

The description of our Memorandum of Association and amended and restated Bye-Laws is incorporated by reference to "Item 10. Additional Information – B. Memorandum and Articles of Association” of our registration statement on Form 20-F, as amended, which was filed with the SEC on March 7, 2023, File No. 001-41625, or the “20-F Registration Statement”. The Company’s Memorandum of Association is filed as Exhibit 1.1 to the 20-F Registration Statement and is hereby incorporated by reference into this Annual Report. Our amended and restated bye-laws (last amended in November 2023) are filed with the SEC as Exhibit 1.2 to this Annual Report and is hereby incorporated by reference into this Annual Report.

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

E.     Taxation

Bermuda Tax Considerations

While we are incorporated in Bermuda, we are not currently subject to taxation under the laws of Bermuda (we note that the Bermuda Corporate Income Tax Act 2023 (“Corporate Income Tax Act”) was enacted on December 27, 2023 and will apply from January 1, 2025). Distributions we receive from our subsidiaries are also not subject to any Bermuda tax. There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our shares. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035 (we note that this assurance is overridden by the Corporate Income Tax Act, with effect from January 1, 2025). This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

The assurance granted by the Minister of Finance pursuant to the Tax Protection Act has been made subject to the application of any taxes payable pursuant to the Corporate Income Tax Act. Amendments were made to the Tax Protection Act by the Corporate Income Tax Act, with the consequence that liability for any taxes payable pursuant to the Corporate Income Tax Act will apply notwithstanding any prior assurance given pursuant to the Tax Protection Act.

Following rounds of consultation with the public and industry stakeholders in August, October and November 2023, the Corporate Income Tax Act was passed by the House of Assembly in Bermuda on December 15, 2023 and was also passed by the Senate on December 18, 2023. This legislation is set to become fully operative on January 1, 2025 when corporate income tax will be imposed.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of EUR 750 million (equivalent) or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (“Bermuda Constituent Entity Group”).

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or as prescribed by regulation by the Minister of Finance (qualified refundable tax credits).

Qualified refundable tax credits, to be developed in 2024, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

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

Unless we qualify for an exemption from U.S. federal income taxation under the rules of Section 883 of the Code or an applicable income tax treaty as discussed below, we will be subject to U.S. federal income taxation on our U.S.-source gross shipping income. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.- source shipping income.

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

Whether we qualify for the exemption under Section 883 may, in certain circumstances, depend on a specified percentage of our common shares being owned, directly or indirectly, by shareholders who meet certain tests, including being resident in the United States or certain foreign countries. In such circumstances, we would be required to satisfy certain substantiation and reporting requirements to establish that we so qualify, which in turn would require such shareholders (and certain intermediaries through which they indirectly own our common shares) to provide us with certain documentation. The ownership of our common shares may not allow us to so qualify for the exemption under Section 883, or, even if the ownership of our common shares would allow us to so qualify, we may not be able to satisfy the substantiation and reporting requirements that we would need to meet to establish that we so qualify. As a result, although we expect to use reasonable efforts to determine whether we can qualify for the exemption under Section 883, we cannot provide any assurance that we will qualify for the exemption under Section 883 for 2024 or any subsequent taxable year. We believe that we did not qualify for the exemption under Section 883 of the Code with respect to certain of our income earned in 2023 and we expect to be subject to U.S. federal income tax with respect to such income. If the benefits of Section 883 are unavailable for 2024, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business and to the extent that an applicable income tax treaty does not reduce such tax, as described below. Because we expect that no more than 50% of our shipping income would be treated as U.S.-source shipping income under the sourcing rules described above, we expect that the maximum effective rate of U.S. federal income tax on our shipping income would not exceed 2% under the 4% gross basis tax rules. The imposition of this tax could have a negative effect on our business and could decrease our earnings available for distribution to our shareholders.

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

If the exception under Section 883 were unavailable, the tax imposed under Section 887 may nonetheless be reduced or eliminated if we qualify for the benefits of the U.S.-U.K. Treaty in connection with our election to be subject to the U.K. tonnage tax. We generally would be eligible for the benefits of the U.S.-U.K. Treaty if we are treated as being resident in the U.K. for purposes of the U.S.-U.K. Treaty and if we satisfy one of the additional tests under the “Limitation on Benefits” section of the U.S.-U.K. Treaty. Although we intend to use reasonable efforts to determine whether we can qualify for the benefits of the U.S.-U.K. Treaty with respect to 2024, we cannot provide any assurance that we will qualify for the benefits of the U.S.-U.K. Treaty for 2024 or any subsequent taxable year.

U.S. Federal Income Taxation of Gain on Sale of Assets

Regardless of whether we qualify for exemption under Section 883, we will not be subject to U.S. federal income tax with respect to gains realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under

U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent circumstances permit, we intend to structure any sale of vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.

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

Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the U.S. (such as the New York Stock Exchange, on which our common shares are traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2023 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.

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

We believe that we were not a PFIC for our 2023 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2024 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterizes income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.

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

Not applicable.

G.     Statement by Experts

Not applicable.

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

We have entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of December 31, 2023, the interest exposure for our $570 million bank facility and $520 million term loan facility has been hedged at 70% at an average fixed rate of 3.42%, which has a notional principal of $659.8 million. These swap agreements, maturing in February, 2027, and May, 2029 follow the amortization profile of the $570 million bank facility and $520 million term loan facility, respectively. We may enter into additional financial instruments to manage our exposure to interest rates.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K., and Norwegian Kroner, Euros and Malaysian Ringgit, for operating expenses and capital expenditure projects.

We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in Norwegian Kroner ("NOK"). Based on our NOK administrative expenses incurred in 2023, a 10% depreciation of the U.S. dollar against the NOK would have increased our expenses by $1.1 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred in 2023, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for 2023 by $2.3 million.

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

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

Operational Risk

The operation of an LNG carrier has certain unique operational risks. Our Vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

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

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURE

A.          Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

B.          Management's annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled "Internal Control-Integrated Framework (2013)".

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2023. Based upon that evaluation, our management with the participation of our Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2023.

C.         Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company's registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

D.          Changes in internal control over financial reporting

During the third quarter of fiscal year 2023 we had a material change in our internal control over financial reporting that occurred as a result of our planned implementation of a new ERP system, D365. We believe D365 will facilitate transactional reporting, appropriate oversight and enhance our internal control over financial reporting, As part of the implementation of the ERP system, the Company identified and implemented changes in the design of internal controls over financial reporting and tested the effectiveness of controls as part of its Sarbanes-Oxley Act Section 404(a) reporting requirements.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Neil Glass is an independent director and audit committee financial expert in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

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

	Year ended December 31,
(in thousands of $)	2023	2022
Audit Fees (a)	1,400	1,796
Audit-Related Fees (b)	—	107
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,400	1,903

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

None.

(d)      All Other Fees

None.

Audit Committee's Pre-Approval Policies and Procedures

The Company's board of directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our board of directors to approve the appointment of our independent auditor of the Company before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor during the years ended 2023 and 2022 were approved by our board of directors pursuant to the pre-approval policy.

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

Independence of directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we rely on home country practice in Bermuda to be exempted from the requirement to maintain a majority of independent director.

Currently, our board of directors is not comprised of a majority of independent directors.

Audit Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our audit committee consists of two independent members of our Board of Directors, Mr. Neil Glass and Mr. Sami Iskander (who are independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and one non-voting observer.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Company’s cybersecurity risk management program consists of:

i.An overall strategy to develop, improve and maintain its cybersecurity processes, policies and governance frameworks as documented in the Cybersecurity Management Manual (Manual);
ii.Adopted a Cybersecurity Capability Maturity Model (Cybersecurity Maturity Model;
iii.Cybersecurity Team dedicated to managing and mitigating cybersecurity risk;
iv.Engaging external cybersecurity consultants and service providers;
v.Leveraging third party cybersecurity tools and technologies; and
vi.A governance structure with Board and management oversight.

The Company has adopted the Cybersecurity Maturity Model which is based on recognized best practices and standards developed from a partnership between the U.S. Department of Energy’s Office of Cybersecurity, Energy Security, and Emergency Response and numerous government, industry, and academic organizations. The Company utilizes industry-vetted cybersecurity practices focusing on both Information Technology (IT) and Operational Technology (OT) assets.

The Manual ensures that the various systems supporting the operations of the Company are safe, secure, and resilient against cyber incidents. This Manual helps our employees and contractors to understand their cybersecurity responsibility with documented procedures and processes.

The Cybersecurity Team consists of members from IT and OT functional areas with specialized skills in order to support the effective management of cybersecurity’s framework, policies, and procedures. The Company also relies upon this team to assist in the development and execution of the cyber strategy, to own and deliver the cyber work plan, as well as being the first responder for any potential cyber attacks and incidents.

The Company has engaged a third party cybersecurity consultant to help operationalize and integrate its Cybersecurity Capability Maturity Model and the Manual. Other IT specialists and service providers are engaged to conduct risk and vulnerability assessments of the Company’s OT and IT assets to identify weaknesses and effectively remediate, as required.

The Company leverages various third party tools and technologies as part of its efforts to enhance its cybersecurity functions. The Company regularly performs an annual disaster recovery desktop exercise to assess and remediate its preparedness for a cyberattack. The Company also assesses potential cybersecurity threats related to third party providers and counterparties.

Governance

The Audit Committee, on behalf of the board, considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Audit Committee ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Chief Executive Officer has delegated the day-to-day oversight of cybersecurity and other technology risks to the Head of IT and Digitalization, who oversees a team of IT professionals, including third party providers.

The Head of IT and Digitalization is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Audit Committee on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2023 through to the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threat, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see "Item 3. Key Information - D. Risk Factors ".

PART III
ITEM 17.  FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-47, together with the respective report of the Independent
Registered Public Accounting firm thereon, are filed as a part of this annual report.

ITEM 19.  EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1**	Memorandum of Association of Cool Company Ltd.(1)
1.2**	Form of Amended and Restated Bye-laws of Cool Company Ltd.(1)
1.3**	Certificate of Incorporation of Cool Company Ltd.(1)
1.4*	Form of Amended and Restated Bye-laws of Cool Company Ltd. adopted on November 29, 2023
2.1**	Form of Registration Rights Agreement(1)
2.2**	Facility Agreement dated February 17, 2022 for up to $570,000,000 Senior Secured Sustainability-Linked Amortizing Term Loan Facility(1)
2.3**	Loan Agreement dated January 26, 2022 by and between Golar LNG Limited and Cool Company Ltd. relating to a $25,000,000 Revolving Facility(1)
2.4**	Supplemental Agreement dated November 10, 2022 to the $520,000,000 Secured Loan Facility Agreement(1)
2.5**	Guarantee and Indemnity dated November 10, 2022 by Cool Company Ltd. in Favor of ING Bank. N.V., Singapore Branch(1)
2.6**	Description of Securities Registered under Section 12 of the Exchange Act(2)
2.7*
First supplemental agreement to $570,000,000 Senior Secured Sustainability-Linked Amortizing Term Loan Facility(1) dated June 28, 2023, by and among Cool Company Ltd., ABN Amro Bank N.V., Citibank, N.A., London Branch, Danske Bank A/S, DNB (UK) Limited and Nordea Bank ABP, Filial I Norge

2.8*
Supplemental agreement No.3 to the (originally) $520,000,000 Secured Loan Facility Agreement dated March 22, 2024, by and among (i) Felox Marine Ltd, Pernli Marine Ltd, Persect Marine Ltd and Respent Marine Ltd as original borrowers and Kool Ice Corporation and Kool Kelvin Corporation as acceding borrowers, (ii) Cool Company Ltd. as guarantor, (iii) ING Bank N.V., Singapore Branch as agent, (iv) ING Bank N.V., Singapore Branch, Credit Agricole Corporate & Investment Bank, KFW IPEX-Bank GmbH, Nordea Bank ABP, Filial I Norge, SMBC Bank International PLC as original banks and DNB (UK) Limited as acceding bank and (v) ING Bank N.V., Credit Agricole Corporate & Investment Bank, KFW IPEX-Bank GmbH, Nordea Bank ABP, Sumitomo Mitsui Banking Corporation, London Branch as original swap providers and DNB Bank ASA as acceding swap provider

4.1**/++
Share Purchase Agreement dated January 26, 2022 by and between Cool Company Ltd. and Golar LNG Limited (incorporated by reference to Exhibit 4.29 filed with the Form 20-F filed by Golar LNG Limited on April 28, 2022)(1)

4.2**/++	Amendment Agreement to Share Purchase Agreement dated February 25, 2022 by and between Cool Company Ltd. and Golar LNG Limited(1)
4.3**/++	Share Purchase Agreement dated June 30, 2022 by and among Golar Management (Bermuda) Limited, Cool Company Ltd. and Golar LNG Limited(1)

4.4**/++	Administrative Services Agreement dated June 30, 2022 between Golar Management Ltd. and Cool Company Management Ltd.(1)
4.5**	Master Sale Agreement dated November 3, 2022 between Quantum Crude Tankers Ltd and Cool Company Ltd.(1)
4.6**	Option Agreement dated November 3, 2022 by and among Cool Company Ltd., Geytech Marine Ltd and Joytech Marine Ltd.(1)
8.1*	List of subsidiaries
12.1*	Certification of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Finance Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Chief Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Chief Finance Officer
97.1*	Incentive-based Compensation Recoupment Policy

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
101. CAL* XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF* XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB* XBRL Taxonomy Extension Schema Label Linkbase
101. PRE* XBRL Taxonomy Extension Schema Presentation Linkbase

(1)     Previously filed as an exhibit to Cool Company Ltd.'s Registration Statement on Form 20-F, as amended and filed on March 7, 2023.
(2)     Previously filed as an exhibit to Cool Company Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2022,, filed on April 21, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cool Company Ltd. (registrant)
Date	March 28, 2024	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer of Cool Company Ltd.

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer of Cool Company Ltd.

COOL COMPANY LTD.
INDEX TO AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 1438)	F-2
Consolidated Statement of Operations for the year ended December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Operations for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021 (Predecessor)
F-3
Consolidated Statement of Comprehensive Income for the year ended December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Comprehensive Income for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021 (Predecessor)
F-4
Consolidated Balance Sheet as of December 31, 2023 and 2022 (Successor)	F-5
Consolidated Statement of Cash Flows for the year ended December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Cash Flows for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021 (Predecessor)
F-6
Consolidated Statements of Changes in Equity for the year ended December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Changes in Equity for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021
F-8
Notes to the Audited Consolidated and Combined Carve-out Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cool Company Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cool Company Ltd. (the Company) as of December 31, 2023 and 2022 (Successor balance sheets), the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the year ended December 31, 2023 and for the phased period from January 27, 2022 to December 31, 2022 (Successor operations), and the related notes (collectively referred to as the "consolidated financial statements") and the combined carve-out statements of operations, comprehensive income, changes in equity and cash flows of Golar Shipping and Vessel Management (a carve-out business of Golar LNG Limited) (the Predecessor) for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021 (Predecessor operations), and the related notes (collectively referred to as the "combined carve-out financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the year ended December 31, 2023 and the phased period from January 27, 2022 to December 31, 2022, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the combined carve-out financial statements present fairly, in all material respects, the results of the Predecessor operations and its cash flows for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

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
London, United Kingdom
March 28, 2024

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

		Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
		Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $, except per share amounts)	Notes	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾	January 1, 2021 to December 31, 2021⁽¹⁾
Time and voyage charter revenues	6, 11	347,081	183,567	37,289	161,958
Vessel and other management fees revenues		14,301	7,125	6,167	9,961
Amortization of intangible assets and liabilities arising from charter agreements, net	10	17,628	22,286	—	—
Total operating revenues		379,010	212,978	43,456	171,919

Vessel operating expenses		(72,783)	(40,459)	(7,706)	(48,048)
Voyage, charter hire and commission expenses, net		(4,532)	(1,644)	(1,229)	(709)
Administrative expenses		(24,173)	(14,004)	(5,422)	(17,743)
Depreciation and amortization	10, 14	(76,629)	(45,935)	(5,745)	(43,389)
Total operating expenses		(178,117)	(102,042)	(20,102)	(109,889)

Other operating income	7	—	—	4,374	5,020
Operating income		200,893	110,936	27,728	67,050

Other non-operating income	7	42,549	—	—	—

Financial income/(expense)
Interest income		8,227	1,273	4	7
Interest expense		(80,190)	(30,664)	(4,725)	(18,087)
Gains on derivative instruments	8	7,278	8,592	—	—
Other financial items, net	8	(1,838)	(2,526)	622	(380)
Net financial expense		(66,523)	(23,325)	(4,099)	(18,460)

Income before income taxes and non-controlling interests		176,919	87,611	23,629	48,590
Income taxes, net	9	(556)	(111)	(385)	(222)
Net income		176,363	87,500	23,244	48,368
Net income attributable to non-controlling interests		(1,634)	(1,758)	(8,206)	(32,502)
Net income attributable to the Owners of Cool Company Ltd. / Predecessor's Parent		174,729	85,742	15,038	15,866

Basic and diluted earnings per share	25	$3.25	$2.12	$14.89	$15.71
(1) Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these audited consolidated and combined carve-out financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT OF STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾	January 1, 2021 to December 31, 2021⁽¹⁾
COMPREHENSIVE INCOME
Net income	176,363	87,500	23,244	48,368
Comprehensive income	176,363	87,500	23,244	48,368

Comprehensive income attributable to:
Owners of Cool Company Ltd. / Predecessor's Parent	174,729	85,742	15,038	15,866
Non-controlling interests	1,634	1,758	8,206	32,502
Comprehensive income	176,363	87,500	23,244	48,368
(1) Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these audited consolidated and combined carve-out financial statements

COOL COMPANY LTD.
CONSOLIDATED BALANCE SHEETS

		Successor
(in thousands of $, except number of shares)	Notes	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		133,496	129,135
Restricted cash and short-term deposits	15	3,350	3,435
Trade accounts and other receivable		9,511	2,467
Intangible assets, net	10	825	5,552
Inventories		3,659	991
Other current assets	12	3,412	3,758
Total current assets		154,253	145,338

Non-current assets
Restricted cash	15	492	507
Intangible assets, net	10	9,438	8,315
Newbuildings	13	181,904	—
Vessels and equipment, net	14	1,700,063	1,893,407
Other non-current assets	16	10,793	10,494
Total assets		2,056,943	2,058,061

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	19	194,413	180,065
Trade accounts payable		12,231	2,576
Accrued expenses	17	42,275	51,275
Amounts due to related parties	22	757	1,626
Other current liabilities	18	43,654	43,047
Total current liabilities		293,330	278,589

Non-current liabilities
Long-term debt	19	866,671	958,237
Other non-current liabilities	20	90,362	105,722
Total liabilities		1,250,363	1,342,548
Commitments and contingencies	23
EQUITY
Owners' equity includes 53,702,846 (2022: 53,688,462) common shares of $1.00 each, issued and outstanding	24
Owners' share capital		53,703	53,688
Additional paid-in capital		509,327	507,127
Retained earnings		172,960	85,742
Total Owners' Equity		735,990	646,557
Non-controlling interests	5	70,590	68,956
Total equity		806,580	715,513
Total liabilities and equity		2,056,943	2,058,061
The accompanying notes are an integral part of these audited consolidated and combined carve-out financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾	January 1, 2021 to December 31, 2021⁽¹⁾
Operating activities
Net income	176,363	87,500	23,244	48,368
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	76,629	45,935	5,745	43,389
Amortization of intangible assets and liabilities arising from charter agreements, net	(17,628)	(22,286)	—	—
Amortization of deferred charges and fair value adjustments	4,124	2,540	1,588	1,259
Gain on sale of vessel	(42,549)	—	—	—
Drydocking expenditure	(4,547)	(294)	—	—
Compensation cost related to share-based payment	2,447	320	238	850
Change in fair value of derivative instruments	3,306	(8,351)	—	—
Share based payments	(232)	—	—	—
Changes in assets and liabilities:
Trade accounts and other receivable	(7,044)	(427)	(117)	3,677
Inventories	(2,668)	—	—	915
Other current and other non-current assets	(3,864)	4,426	(7,226)	1,147
Amounts (due to) /from related parties	(1,254)	(238)	1,252	(6,068)
Trade accounts payable	18,486	640	(400)	691
Accrued expenses	(6,367)	7,073	(180)	9,545
Other current and non-current liabilities	3,724	1,396	2,957	6,605
Net cash provided by operating activities	198,926	118,234	27,101	110,378

Investing activities
Additions to vessels and equipment	(13,801)	—	—	(41)
Additions to newbuildings	(181,287)	—	—	—
Proceeds from sale of vessels and equipment	184,300	—	—	—
Additions to intangible assets	(1,344)	—	—	—
Consideration for acquisition of vessels and management entities	—	(353,506)	—	—
Net cash used in investing activities	(12,132)	(353,506)	—	(41)

Financing activities
Proceeds from short-term and long-term debt	110,000	570,000	—	10,402
Repayments of short-term and long-term debt	(203,130)	(96,724)	(498,832)	(156,364)
(Repayments of)/Contributions from Parent's funding	—	—	(136,351)	56,057
Financing arrangement fees and other costs	(1,892)	(7,382)	—	(475)
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	—	(581,072)	581,072	—
Net proceeds from equity raise	—	432,635	—	—
Cash dividends paid	(87,511)	—	—	—
Net cash (used in) / provided by financing activities	(182,533)	317,457	(54,111)	(90,380)

Net increase / (decrease) in cash, cash equivalents and restricted cash	4,261	82,185	(27,010)	19,957
Cash, cash equivalents and restricted cash at beginning of period	133,077	50,892	77,902	57,945
Cash, cash equivalents and restricted cash at end of period	137,338	133,077	50,892	77,902

Supplemental disclosure of cash flow information:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾	January 1, 2021 to December 31, 2021⁽¹⁾
Cash paid during the period for:
Interest	85,083	22,240	24,665	5,676
Tax	512	59	357	370
Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated and combined carve-out statements of cash flows:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023(1)	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾	January 1, 2021 to December 31, 2021⁽¹⁾
Cash and cash equivalents	133,496	129,135	28,919	33,811
Restricted cash and short-term deposits (current portion)	3,350	3,435	21,973	43,311
Restricted cash (non-current portion)	492	507	—	780
Cash, cash equivalents and restricted cash at end of period	137,338	133,077	50,892	77,902

(1)     Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these audited consolidated and combined carve-out financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

(in thousands of $, except number of shares)	Number of common shares (Note 24)	Parent’s / Owners’ Share Capital	Contributed/Additional Paid-in Capital(3)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interest	Total Equity
Combined carved-out predecessor (1) balance at December 31, 2020	1,010,000	1,010	856,757	(361,983)	495,784	145,996	641,780
Net income	—	—	—	15,866	15,866	32,502	48,368
Dividends	—	—	—	—	—	(4,000)	(4,000)
Share based payments contribution	—	—	850	—	850	—	850
Capital reduction (1)	—	—	(133,812)	133,812	—	—	—
Contributions from Parent's funding (1)	—	—	56,057	—	56,057	—	56,057
Combined carve-out predecessor⁽¹⁾ balance at December 31, 2021	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs (Note 5)	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor(1) balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity(2)	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor(1) balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,153	—	266,653	—	266,653
Issuance of shares to Golar	12,500,000	12,500	115,350	—	127,850	—	127,850
Recognition of non-controlling interest upon acquisition(2)	—	—	—	—	—	67,292	67,292
Issuance of shares from second private placement	13,678,462	13,678	152,304	—	165,982	—	165,982
Fair value adjustment in relation to acquisition	—	—	—	—	—	(94)	(94)
Net income	—	—	—	85,742	85,742	1,758	87,500
Share based payments contribution	—	—	320	—	320	—	320
Consolidated successor⁽¹⁾ balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513

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

(in thousands of $, except number of shares)	Number of common shares (Note 24)	Owners’ Share Capital	Additional Paid-in Capital(2)	Retained Earnings	Total Owners' Equity	Non- controlling Interest	Total Equity
Consolidated successor⁽¹⁾ balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net Income	—	—	—	174,729	174,729	1,634	176,363
Share based contribution, net of share based payments	—	—	2,215	—	2,215	—	2,215
Restricted stock units	14,384	15	(15)	—	—	—	—
Dividends	—	—	—	(87,511)	(87,511)	—	(87,511)
Consolidated successor⁽¹⁾ balance at December 31, 2023	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580

(1)     Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
(2)     Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company’s issued share capital.

The accompanying notes are an integral part of these audited consolidated and combined carve-out financial statements

COOL COMPANY LTD.
NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL
Cool Company Ltd. (“CoolCo”, the “Company” or “Successor”) was incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo were considered insignificant. Beginning in early 2022, CoolCo started engaging in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange ("NYSE") under the symbol "CLCO".

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

As of December 31, 2023, CoolCo’s owned fleet comprised of eleven LNGCs, including seven modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (“Golar”) and four vessels, comprised of two modern 2-stroke and two TFDE vessels, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS. In addition, CoolCo also managed seventeen vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties, including Golar-owned vessels.

A.Acquisitions from Golar LNG Limited

Golar Shipping and Vessel Management (“GSVM” or "Predecessor”) was a carve-out business of Golar. During the Predecessor periods reported herein, GSVM was engaged in the acquisition, ownership, operation and chartering of LNGCs, previously reported within the 'Shipping' segment by Golar, and the operation of third party vessels under management agreements, previously reported within the 'Corporate and other' segment by Golar. On January 26, 2022, CoolCo entered into various agreements with Golar, including:

1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities were each the registered or disponent owner or lessee of the following modern TFDE LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow and Golar Kelvin (the "Original Vessels"), each of which operated, as of the acquisition dates, under pre-existing time charters of various durations with major energy, utility and commodity trader counterparties. The ninth subsidiary, The Cool Pool Limited, is the entity responsible for the commercial marketing of these LNG carriers. CoolCo sold one of the TFDE LNG carriers in March 2023, Golar Seal, originally bought from Golar.

The purchase price for each vessel under the Vessel SPA was $145 million per vessel, subject to working capital and debt adjustments. Each acquisition of Golar’s subsidiaries closed on phased completion dates corresponding with the date that the respective Golar subsidiary debt was either refinanced with the $570 million Senior Secured Sustainability Linked Amortizing Term Loan (as described further below, for six of the Golar subsidiaries acquired) or assumed by CoolCo (for two of the Golar subsidiaries acquired, lender consent was obtained for the change of control of the existing sale and leaseback arrangements for the vessels Golar Ice and Golar Kelvin, further described in Note 5 herein), which were all subject to customary closing conditions. CoolCo’s acquisitions closed on various dates from March 3, 2022 to April 5, 2022.

Date	Name	Purpose
March 3, 2022	Golar Hull M2022 Corp.	Owns and operates Golar Crystal
March 7, 2022	Golar LNG NB12 Corp.	Owns and operates Golar Frost
March 9, 2022	Golar Hull M2021 Corp.	Owned and operated Golar Seal
March 10, 2022	Golar Hull M2027 Corp.	Owns and operates Golar Bear
April 1, 2022	Golar LNG NB10 Corp.	Owns and operates Golar Glacier
April 1, 2022	Golar Hull M2047 Corp.	Owns and operates Golar Snow
April 5, 2022	Golar Hull M2048 Corp	Leases Golar Ice*
April 5, 2022	Golar LNG NB11 Corp	Leases Golar Kelvin*
April 5, 2022	The Cool Pool Limited	Commercial management company
*Golar agreed to remain as the guarantor of the payment obligations relating to LNG carriers owned and operated by two of the acquired Golar subsidiaries, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding contractual balances.

2) Revolving Credit Facility: CoolCo and Golar also entered into a Revolving Credit Facility (the "RCF") for up to $25.0 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) to fund CoolCo’s working capital requirements. On May 28, 2023, CoolCo terminated the RCF and no further commitment fee was payable from this date.

3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

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

On February 17, 2022, CoolCo entered into a Senior Secured Sustainability Linked Amortizing Term Loan of $570.0 million (with a maturity in March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points) with a syndicate of banks, which CoolCo drew down contemporaneously with the respective vessel acquisitions to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.

In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising gross proceeds of $275.0 million (net: $266.7 million) in a private placement to investors including EPS (the “Private Placement”). The proceeds were also used to finance the acquisition of the Original Vessels. As a result of the Private Placement and post-acquisitions from Golar, EPS, a wholly-owned subsidiary of QPSL, at the time became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo. Golar determined that it relinquished control of CoolCo on January 26, 2022.

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

The aggregate amount of purchase consideration for Vessel SPA and ManCo SPA was $346.2 million. This was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing via the Company’s $570.0 million Senior Secured Sustainability Linked Amortizing Term Loan which was drawn-down contemporaneously on each respective vessel acquisition date and the Vessel SPA working capital adjustments and the ManCo SPA purchase price of approximately $6.6 million, including working capital adjustments, which was paid in cash. Golar and CoolCo also entered into an ASA, which replaced the TSA, for the provision of certain corporate overhead functions from July 1, 2022 to June 30, 2023. The ASA expired on June 30, 2023.

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

(2) Represents the fair value and other adjustments to the assets and liabilities of entities acquired pursuant to the Vessel SPA and the ManCo SPA as of the respective disposal dates. The adjustment to Vessels and equipment, net reflect these assets at fair value consistent with the revaluation adjustment, including an impairment of vessels, recognized by the Golar in accordance with ASC 360 Property, plant and equipment, following the classification of such long-lived assets as held-for-sale within the Parent's consolidated financial statements. However, for the purposes of GSVM the vessels were deemed as held for use and therefore no similar impairment has been recognized during the Predecessor Period within the combined carve-out statement of operations.

(3) The Vessel SPA stated a purchase price of $145 million per vessel, subject to working capital and debt adjustments, for each of the eight modern LNG carriers totaling to $1,160.0 million (the "Vessel SPA Purchase Price"). The Purchase Consideration, net is reconciled below:

(in $ millions)		Description

Vessel SPA purchase price	1,160.0	Vessel SPA purchase price of $145 million per vessel.
Less: Debt and leases settled	(587.3)	The settlement of the legacy debt and sale and leaseback arrangements on six of the eight vessels, which was partly financed by CoolCo's $570 million bank facility (Note 19).
Less: Leases assumed	(233.7)	Relates to the assumed existing sale and leaseback arrangements from Golar secured by the Golar Ice and Golar Kelvin. These leases are eliminated on consolidation (Note 5)
Add: Working capital adjustments	0.6
Net purchase consideration to Golar under the Vessel SPA	339.6
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

In connection with the acquisition, the Company completed a private placement of shares in November 2022 consisting of (i) a primary offering of new shares in the Company and (ii) a secondary offering of existing shares by Golar (the ‘‘Second Private Placement’’). The Company raised gross proceeds equivalent to approximately $170 million (net: $166.0 million) through an issuance of 13,678,462 new shares, and Golar sold 8,046,154 existing shares for approximately $100 million to EPS. The shares sold in the Second Private Placement were placed at a price per new share of NOK 130. Upon completion of this private placement, the Company has a total of 53,688,462 outstanding shares with a par value $1.00 each with EPS acquiring 10,789,728 additional shares as part of the Second Private Placement.

We financed the purchase price with the net proceeds of the Second Private Placement and assumed debt of $520.0 million (Note 19), resulting in a net cash consideration of $135.2 million. The details of the Acquired Vessel SPVs are as follows:

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

On November 3, 2022, in connection with the vessel acquisitions described above, the Company also entered into an option agreement with an affiliate of EPS to acquire newbuild contracts for a further two 2-stroke LNG carriers that are scheduled to be delivered towards the end of 2024. The option on these two vessels was exercised on June 28, 2023 (Note 13) and the purchase consideration under the option agreement is approximately $234 million per vessel.

The Original Vessels we acquired pursuant to the Vessel SPA and the Acquired Vessels we acquired pursuant to the MSA are collectively referred to as the ‘‘Vessels’’.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PREPARATION

The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar (as described in Note 1) were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates from March 3, 2022 to June 30, 2022. (See Note 1).

As a result, these financial statements are presented as follows:

a.The successor period of CoolCo, commencing on January 27, 2022, reflects the funds raised from the Private Placement and the phased acquisitions of the legal entities acquired from Golar on the respective acquisition dates until December 31, 2022 and for the year ended December 31, 2023 (the “Successor Period”).
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

The lessor VIEs discussed further in Note 5 were wholly-owned, special purpose vehicles (‘‘SPVs’’) of financial institutions. While GSVM did not hold any equity investments in these SPVs, we concluded that GSVM was the primary beneficiary of these lessor VIEs and accordingly have included these entities in the combined carve-out financial results. The combined carve-out financial statements consolidate the discrete, historical operations of these legal entities (the Acquirees, VIEs and the entity Cool Company Ltd.), and the equity attributable to the respective lessor VIEs is presented as non-controlling interests on the basis that there was no controlling financial interest present among these entities and that these entities previously had related operations and were previously under common management.

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

All intercompany balances and transactions within GSVM have been eliminated. All intercompany balances and transactions between GSVM and Golar which were not trading in nature were converted to equity amounting to $56.1 million at December 31, 2021 as funding from Parent, on the basis that these balances were considered a deemed distribution amounting to $133.8 million at December 31, 2021, respectively, to the Parent (which could be considered to represent Golar’s historical investment in GSVM, including accumulated net earnings attributable to Golar, and cost allocations from Golar that were not historically allocated to GSVM). As described in Note 22, certain related party transactions between GSVM and Golar are included in the combined carve-out financial statements.

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

Leases as lessee

We determine if an arrangement contains a lease at inception. Operating leases where we are the lessee result in recognition of a right-of use (“ROU”) asset with a corresponding lease liability. The ROU asset is included in balance sheet line-items ‘Other current assets’ and ‘Other non-current assets’, depending on its maturity and the corresponding lease liability is included in balance sheet line items ‘Other current liabilities’ and ‘Other non-current liabilities’. The ROU asset represents our right to use an underlying asset for the lease term and the lease liability represents our obligation to make lease payments per the lease agreement. Operating leases are recognized at commencement date based on the present value of lease payments over the lease term, using our incremental borrowing rate as assessed at lease commencement date. We do not separate the lease and non-lease components; they are considered a single lease component. The impact of subsequent amendments to lease agreement terms and conditions is assessed prospectively.

Management fee revenues

Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice. Our contracts generally have an initial term of one year or less, with a short notice period ranging from 30 to 120 days, to end the contract. Contract assets arise when we render management services in advance of entitlement to payment from our customers. Contract liabilities represent an entity's obligation to transfer goods or services to our customers, which amounted to $7.4 million as at December 31, 2023 (2022: Nil) included within "Trade accounts payable".

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, and drydocking requirements. Significant estimates include our estimate of fair value of identifiable net assets at acquisition date. Using different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company's financial position and the results of operations.

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

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which require us to restrict cash, and cash held by the VIEs. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for expected credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure.

Trade accounts and other receivable

Trade accounts and other receivable are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue, which reflects similar credit risk characteristics.

Our trade accounts and other receivables have short maturities so we have considered that forecast changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

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

Newbuildings

Newbuildings are stated at cost. All pre-delivery costs incurred during the construction of newbuildings, including purchase installments, capitalized interest, supervision and technical costs, are capitalized. Capitalization ceases and depreciation commences when the vessel is available for its intended use.

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of newbuildings. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the assets for its intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

The favorable contract intangible assets have a remaining amortization period of four to five years and the unfavorable contract liabilities have a remaining amortization period of four to eleven years. Assembled workforce and customer relationships intangible assets are amortized on a straight-line basis for periods of four and one year, respectively. All intangible assets and liabilities have been assigned a zero residual value.

Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design, implementation and testing of identifiable information system products controlled by the Company are recognized as intangible assets where the following criteria are met:

•it is technically feasible to complete the information system products so that it will be available for use;
•management intends to complete the information system products and use it;
•there is an ability to use the information system products;
•adequate technical, financial and other resources to complete the development and to use the information system products are available; and
•the expenditure attributable to the information system products during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the information system products implementation include an appropriate portion of relevant overheads. Capitalized costs are recorded as "Others" under intangible assets and amortized from the point at which the asset is ready for use. The Company estimates the useful life of the software to be at least ten years based on the expected technical obsolescence of such assets.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable, including obtaining independent third party vessel valuations and quoted market values. Management considers various indicators, including but not limited to the market price of its long-lived assets (represented by independent third party vessel valuations), change in the extent or manner in which a long-lived asset is being used, contracted revenues of the vessels and the general economic outlook. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

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

Pensions

Defined contribution pension costs represent our promise to make defined amounts of contributions to an individual participant’s retirement account prior to retirement, and the participant bears all the actuarial risk relating to that account once the contribution is made. Pension benefit cost is recognized in respect of the accounting period in which a contribution to the scheme is payable and is recorded in the consolidated statements of operations. A liability on our balance sheet will be recognized for any contributions due but unpaid as of the balance sheet date. We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge included within our consolidated statement of operations for the years ended December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 for the successor periods amounted to $1.6 million and, $0.7 million, respectively, and for the phased period from January 1, 2022 to June 30, 2022 and for the year ended December 31, 2021 for the predecessor period amounted to $0.6 million and $1.2 million, respectively.

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
•the vessels acquired from Golar pursuant to Vessel SPA and from QCT pursuant to MSA (Note 14); and
•other current assets (Note 12)

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

Share-based compensation

Our share-based compensation includes both share options and restricted stock units (“RSUs”). We expense the fair value of share-based compensation issued to employees and non-employees over the period in which the options vest on a straight-line basis over the employee’s requisite service period or the non-employee’s vesting period, unless the award contains performance and/or market conditions, in which case share-based compensation cost is recognized using the graded vesting method. Share-based compensation represents the cost of vested and non-vested shares and share options granted to employees and directors for their services, and are included in administrative expenses in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. Upon eventual share option exercises or RSU conversions, shares delivered will be made available from our authorized unissued shares.

Earnings per share

Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the year ended December 31, 2023, the basic and diluted earnings per share is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding shares. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

d) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – PREDECESSOR PERIOD

The accounting policies applied for the Successor Period are consistent with those applied in the Predecessor Period with the exception of the following:

Vessels and equipment

The useful economic life and residual value applied for vessels in the Successor Period was revised to 30 years and $20.0 million per vessel respectively, based on management's current best estimates, as compared to 40 years and $14.0 million per vessel respectively, for the Predecessor Period. The built-in overhaul method of accounting applies for the vessels that are newly built or acquired in the Predecessor Period and the Successor Period.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In November 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers which requires contract assets and contract liabilities (i.e., deferred revenue) acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606. Generally, this new guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree (rather than having such amounts recognized by the acquirer at fair value in acquisition accounting. The adoption of ASU 2021-08 had no material impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2023:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.	January 1, 2024	No material impact expected as a result of the adoption of this ASU.
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures
The amendments enhance the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.
		January 1, 2025	No material impact expected as a result of the adoption of this ASU.
ASU 2023-07 Segmental Reporting (Topic 280): Improvements to Reportable Segmental Disclosures	The amendments enhance segmental reporting through expanding the breadth and frequency of segment disclosures.	January 1, 2025	No material impact on disclosures expected as a result of the adoption of this ASU.
ASU 2023-01 Leases (Topic 842): Common Control Arrangements
The amendments require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group. At the end of the lease, a lessee is required to account for the leasehold improvements as a transfer of assets between entities under common control, meaning they would adjust equity (or net assets for not-for-profit entities)
		January 1, 2024	No material impact expected as a result of the adoption of this ASU.

4. SUBSIDIARIES

Listed below are the significant entities included in the Successor and Predecessor period (where applicable):

Purpose
Name	Jurisdiction of Incorporation	Successor	Predecessor
Cool Company Ltd.	Bermuda	Holding company	Holding company
Kool Crystal Corporation (2)	Marshall Islands	Owns and operates Kool Crystal (2)	Leases Golar Crystal (1)
Kool Glacier Corporation (3)	Marshall Islands	Owns and operates Kool Glacier (3)	Leases Golar Glacier (1)
Kool Ice Corporation (4)	Marshall Islands	Leases Kool Ice (1) (4)	Leases Golar Ice (1)
Kool Kelvin Corporation(11)	Marshall Islands	Leases Kool Kelvin (1) (11)	Leases Golar Kelvin (1)
Golar Hull M2021 Corporation	Marshall Islands	Previously Owned and operated Golar Seal	Leases Golar Seal (1)
Kool Blizzard Corporation (5)	Marshall Islands	Owns and operates Kool Blizzard (5)	Leases Golar Snow (1)
Kool Husky Corporation (6)	Marshall Islands	Owns and operates Kool Husky (6)	Leases Golar Bear (1)
Kool Frost Corporation (7)	Marshall Islands	Owns and operates Kool Frost (7)	Owns and operates Golar Frost
The Cool Pool Limited	Marshall Islands	Commercial management company	Commercial management company
Cool Company Management d.o.o. (formerly Golar Management d.o.o.)	Croatia	Vessel management company	Vessel management company
Cool Company Management AS (formerly Golar Management Norway AS)	Norway	Vessel management company	Vessel management company
Cool Company Management Ltd	United Kingdom	Management company	not applicable (8)
Cool Company Management Malaysia Sdn Bhd	Malaysia	Management company	not applicable (8)
Pernli Marine Limited	Liberia	Owns and operates Kool Baltic	not applicable (9)
Persect Marine Limited	Liberia	Owns and operates Kool Boreas	not applicable (9)
Felox Marine Limited	Liberia	Owns and operates Kool Firn	not applicable (9)
Respent Marine Limited	Liberia	Owns and operates Kool Orca	not applicable (9)
Kool Panther Corporation	Liberia	Acquirer of the Kool Panther	not applicable (10)
Kool Tiger Corporation	Liberia	Acquirer of the Kool Tiger	not applicable (10)
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

(2) Kool Crystal Corporation, previously known as Golar Hull M2022 Corporation, was renamed effective May 2, 2023. The vessel owned and operated by this entity was renamed to Kool Crystal from Golar Crystal effective July 1, 2023

(3) Kool Glacier Corporation, previously known as Golar LNG NB10 Corporation, was renamed effective February 27, 2023. The vessel owned and operated by this entity was renamed Kool Glacier from Golar Glacier effective June 1, 2023.

(4) Kool Ice Corporation, previously known as Golar Hull M2048 Corp., was renamed effective January 23, 2023. The vessel bareboat chartered and operated by this entity was renamed to Kool Ice from Golar Ice effective April 3, 2023

.
(5) Kool Blizzard Corporation, previously known as Golar Hull M2047 Corporation, was renamed effective April 3, 2023. The vessel owned and operated by this entity was renamed to Kool Blizzard from Golar Snow effective April 7, 2023.

(6) Kool Husky Corporation, previously known as Golar Hull M2027 Corporation, was renamed effective August 9, 2023. The vessel owned and operated by this entity was renamed to Kool Husky from Golar Bear effective August 19, 2023.

(7) Kool Frost Corporation, previously known as Golar LNG NB12 Corp., was renamed effective February 1, 2023. The vessel owned and operated by this entity was renamed to Kool Frost from Golar Frost effective February 3, 2023

(8) Cool Company Management Ltd and Cool Company Management Malaysia Sdn Bhd were formed and incorporated in January 2022 and March 2022, respectively, therefore, no historical results of operations of these entities are included within the Predecessor period combined carve-out financial statements.

(9) Pernli Marine Limited, Persect Marine Limited, Felox Marine Limited and Respent Marine Limited were acquired by CoolCo on November 10, 2022 from QCT and were not part of GSVM. As such, they are included within the Successor Period only.

(10) Kool Panther Corporation and Kool Tiger Corporation were formed and incorporated by CoolCo in May 2023 and were not part of GSVM. As such, they are included within the Successor Period only.

(11) Kool Kelvin Corporation, previously named as Golar LNG NB11 Corporation., was renamed effective October 20, 2023. The vessel bareboat chartered and operated by this entity was renamed to Kool Kelvin from Golar Kelvin effective October 25, 2023.
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

Following completion of the acquisition of all of the vessels under the Vessel SPA which completed in April 2022, only two of the existing seven sale and leaseback arrangements, secured by the Kool Ice and Kool Kelvin, were novated and assumed by the Company. The remaining five sale and leaseback arrangements were repurchased by GSVM prior to disposal and refinanced by us with our $570 million senior secured sustainability term loan facility (Note 19). Consequently, this resulted in the deconsolidation of the five lessor VIEs by the Predecessor against the non-controlling interest of $115.4 million.

As of December 31, 2023 and 2022, we leased two vessels (Kool Ice and Kool Kelvin) from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities.

The equity attributable to ICBCL in Lessor SPVs is included in non-controlling interests in our consolidated statement of operations and statement of changes in equity within the consolidated successor balance as of December 31, 2023 and 2022. As of December 31, 2023 and 2022, the carrying values of the vessels Kool Ice and Kool Kelvin are reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations.

Vessel	Effective from	Lessor	Sale value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option(1)	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Successor
Kool Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020	71.0	January 2025
Kool Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020	71.0	January 2025

(1) For each of the sale and leaseback arrangements, the first repurchase options were not exercised.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of December 31, 2023, are shown below:

(in thousands of $)	2024	2025
Kool Kelvin	19,764	1,674
Kool Ice	19,764	1,674

The assets and liabilities of the lessor VIEs that most significantly impact our balance sheets are as follows:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Assets:
Restricted cash and short term deposits	3,350	3,435

Liabilities:
Current portion of long term debt and short term debt (Note 19)(1)	(79,453)	(103,470)
Accrued expenses(2)	(24,827)	(34,367)
Total liabilities	(104,280)	(137,837)
(1) Where applicable, these balances are net of deferred finance charges (Note 19).

(2) Includes accrued interest of lessor VIEs debt which, although consolidated into our results, we have no control over the arrangements negotiated by these lessor VIEs including the repayment profiles.

The most significant impact of the lessor VIE's operations are shown below:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Statement of operations:
Interest expense (1)	5,932	4,363	866	16,268
Statement of cash flows:
Net debt repayments	(39,306)	(47,742)	—	(145,423)
Net debt receipts	—	—	—	10,402
Financing costs paid	—	—	—	(475)
(1) During the Successor Period, the interest expense includes interest at contractual rates of $4.3 million (2022: $3.2 million) and amortization of fair value adjustments to assumed debt obligations upon acquisition of $1.6 million (2022: $1.2 million).

6. SEGMENT INFORMATION

We operate in a single reportable segment, the LNG carrier market. During the years ended December 31, 2023, 2022 and 2021, our fleet operated under spot and short to medium-term time charters. In time charter agreements, the charterer controls the areas in which our Vessels will operate, which can be worldwide. Accordingly, we do not evaluate our performance according to geographical region.

Revenues from external charterers

Charterhire from charterers that accounted for over 10% of our total time and voyage charter revenues are as follows:

(in thousands of $)	Fiscal Year 2023		Fiscal Year 2022(1)		Fiscal Year 2021
International energy major	106,469	31%	14,816	7%	—	—%
International oil and gas producer	43,800	13%	7,735	4%	—	—%
Japanese commodities company	38,861	11%	—	—%	—	—%
Japanese trading house	33,885	10%	17,350	8%	17,807	11%
Singaporean trading house	30,505	9%	38,206	17%	40,715	25%
Dutch trading house	23,199	7%	27,670	13%	21,577	13%
European utility company	9,845	3%	32,057	15%	—	—%
Asian trading house	6,777	2%	30,694	14%	7,708	5%
International LNG trader	—	—%	20,444	9%	19,896	12%
European Trading house	—	—%	11,189	5%	35,109	22%

(1) Includes time and voyage charter revenues from the Predecessor and Successor Periods on an aggregated basis for the year ended December 31, 2022.

7. OTHER OPERATING AND NON-OPERATING INCOME

During the year ended December 31, 2023, the Company sold the Golar Seal for $184.3 million. The transaction was completed on March 22, 2023 after successful redelivery of the vessel from its last charter to the buyer resulting in a net gain of $42.5 million disclosed under “Other non-operating income”.

During the years ended December 31, 2022 and 2021 we received loss of hire insurance proceeds for the Golar Ice of $4.4 million and $5.0 million, respectively. These proceeds are recognized in “Other operating income” in our combined carve-out statements of operations within the Predecessor Period.

8. GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

The following table sets forth gains on derivative instruments and other financial items:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Mark-to-market (loss)/gains for interest rate swaps	(3,306)	8,351	—	—
Net interest income on undesignated interest rate swaps	10,584	241	—	—
Gains on derivative instruments	7,278	8,592	—	—

Foreign exchange loss on operations	(567)	(207)	(464)	(40)
Financing arrangement fees and other costs, net	(1,149)	(2,154)	1,102	(202)
Other	(122)	(165)	(16)	(138)
Other financial items, net	(1,838)	(2,526)	622	(380)

9. INCOME TAXES

The components of income tax expense are as follows:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Current tax expense	510	111	366	222
Deferred tax expense	46	—	19	—
Total income tax expense	556	111	385	222

The income taxes differed from the amounts computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Effect of movement in deferred tax balances	46	—	19	—
Effect of adjustments in respect of current tax in prior periods	—	—	—	(43)
Effect of taxable income in various countries	510	111	366	265
Total tax expense	556	111	385	222

Jurisdictions open to examination

The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate is 2017 (Norway and Croatia).

10. INTANGIBLE ASSETS, NET
Intangible assets included in current and non-current assets relate to intangible assets following the completion of the transactions contemplated by the Vessel SPA, the ManCo SPA, the MSA and related agreements during 2023 and 2022 are as follows:

	Successor
	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Others	Total December 31, 2023
(in thousands of $)	Note A	Note B	Note B
Cost	18,900	4,600	3,600	1,948	29,048
Less: Accumulated amortization	(14,630)	(1,380)	(2,775)	—	(18,785)
Net book value	4,270	3,220	825	1,948	10,263
Presented as:
- Current	—	—	825	—	825
- Non-current	4,270	3,220	—	1,948	9,438
	4,270	3,220	825	1,948	10,263

	Successor
	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Total December 31, 2022
(in thousands of $)	Note A	Note B	Note B
Cost	18,900	4,600	3,600	27,100
Less: Accumulated amortization	(11,648)	(460)	(1,125)	(13,233)
Net book value	7,252	4,140	2,475	13,867
Presented as:
- Current	2,982	920	1,650	5,552
- Non-current	4,270	3,220	825	8,315
	7,252	4,140	2,475	13,867

A.    Favorable Contract Intangible Assets

As part of the acquisitions of the Original Vessels TFDE LNG carriers pursuant to the Vessel SPA and the four acquired vessels pursuant to the MSA which were both accounted for as asset acquisitions, the Company remeasured the below / above market fair values of the existing associated time charter party (TCP) contracts that were acquired across the fleet and were included in the respective acquisitions.

The favorable TCP contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. For the year ended December 31, 2023 the net book value of favorable contract intangible assets, net of $4.3 million is included within "non-current assets". For the year December 31, 2022 the net book value of favorable contract intangible assets, net of $3.0 million and $4.3 million is included within "current assets" and "non-current assets", respectively. The carrying amount of the unfavorable contracts liabilities of $17.0 million and $87.4 million ($20.6 million and $104.4 million as of December 31, 2022) are included within “other current liabilities” (Note 18) and "other non-current liabilities" (Note 20), respectively.

The net amortization income for the years ended December 31, 2023 and 2022 amounted to $17.6 million and $22.3 million respectively, representing $20.6 million amortization income of unfavorable contract liabilities as of December 31, 2023 ($33.9 million as of December 31, 2022) net of $3.0 million amortization expense of favorable contract intangible assets as of December 31, 2023 ($11.6 million as of December 31, 2022). During the Successor Period, the net amortization income is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the consolidated statements of operations within the Successor Period.

The estimated future amortization of favorable contract intangible assets as of December 31, 2023 is as follows:

(in thousands of $)
2024	1,010
2025	1,007
2026	1,007
2027 and thereafter	1,246
Total	4,270

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

Upon acquisition pursuant to the completion of ManCo SPA on June 30, 2022, we identified "Assembled workforce" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date. We also identified "Customer relationships" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date, which is comprised of the management agreements that we acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs. The net amortization expense for the years ended December 31, 2023 and 2022 amounted to $2.6 million and $1.6 million, respectively, and is included within “Depreciation and amortization” in the consolidated statements of operations within the Successor Period.

As of December 31, 2023 and 2022 there were no impairments of intangible assets.

11. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our Vessels as of December 31, 2023, were as follows:

(in thousands of $)
2024	318,444
2025	252,660
2026	173,744
2027	106,066
2028 and thereafter	13,564
Total minimum contractual future revenues	864,478

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2023, was $1,774.6 million and $100.2 million, respectively. ($1,922.2 million and $39.3 million as of December 31, 2022). This does not include conversion and retrofitting and capitalized drydocking costs.

The components of operating lease income were as follows:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Operating lease income	337,418	176,028	37,506	145,833
Variable lease income / (expense) (1)	9,663	7,539	(217)	16,125
Total operating lease income (2)	347,081	183,567	37,289	161,958
(1) “Variable lease income / (expense)” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) “Total operating lease income” is included within “Time and voyage charter revenues”. During the year ended December 31, 2021, GSVM chartered in an external vessel and recognized operating lease income of $2.6 million of variable lease income. No similar external vessel was chartered during the years ended December 31, 2023 and 2022.

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

The components of operating lease cost were as follows:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Total Operating lease cost (1)	1,412	830	292	3,744

(1) “Operating lease cost” includes short-term lease cost. During the year ended December 31, 2021 we sub-chartered out an external vessel and recognized $3.0 million of cost presented in “Voyage, charter hire and commission expense, net”. The remaining balance in total operating lease cost is included in “Vessel operating expenses”. No similar external vessel was sub-chartered during the years ended December 31, 2023 and 2022.

As of December 31, 2023, 2022 and 2021, the right-of-use assets that we recognize as a lessee pursuant to various operating leases amounted to $3.9 million, $0.9 million and $2.8 million, respectively.

The weighted average remaining lease term for our operating leases is 6.2 years (2022: 2.4 years) and the weighted-average discount rate applied for most of our operating leases is 5.5% (2022: 5.5%).

The maturity of our lease liabilities as of December 31, 2023 is as follows:

(in thousands of $)
2024	1,112
2025	752
2026	586
2027	554
2028 and thereafter	1,018
Total minimum lease payments	4,022

12. OTHER CURRENT ASSETS

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Prepaid expenses	1,517	465
Other receivables(1)	1,895	3,293
Other current assets	3,412	3,758

(1) Included in “other receivables” for the year ended December 31, 2023 is the current portion of compensation of the debt guarantees provided by Golar for the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin.

13. NEWBUILDINGS

On June 28, 2023, the Company exercised its option to acquire two newbuild 2-stroke LNG carriers from QCT, affiliates of EPS Ventures Ltd (“EPS”). The state-of-the-art MEGA LNG carriers (the “Newbuild Vessels”) are scheduled to deliver from Hyundai Samho Heavy Industries (“HHI”) in Republic of Korea towards the end of 2024.

Each of the two Newbuild Vessels will be acquired for a total purchase price of approximately $234 million. As of December 31, 2023, our expenditure for the Newbuilds consists of the following:

Successor
(in thousands of $)	December 31, 2023
Shipyard Installments (including option exercise price)	180,687
Onsite Supervision Costs	900
Interest cost capitalized	168
Other Costs	149
Total Newbuildings	181,904

As of December 31, 2023, we have remaining estimated total commitments of approximately $289.9 million, including supervision costs.

14. VESSELS AND EQUIPMENT, NET

Our vessels and equipment, net consisted of the following:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Vessels(1)	1,811,295	1,937,443
Office equipment and fittings	1,258	645
Less: Accumulated depreciation	(112,490)	(44,681)
Total vessels and equipment, net	1,700,063	1,893,407

(1) Vessels includes the conversion and retrofitting cost of $14.6 million (2022: Nil) and capitalized deferred drydocking cost of $22.1 million (2022: $15.2 million) for the year ended December 31, 2023. As of December 31, 2023, conversion and retrofitting of certain vessels is in progress, with an estimated total remaining commitment of $35.5 million and depreciation will begin upon completion.

Depreciation charges during the Successor Period within the years ended December 31, 2023 and 2022 amounted to $74.1 million and $44.3 million respectively. Depreciation charges during the Predecessor Period for the years ended December 31, 2022 and 2021 amounted to $5.7 million and $43.4 million, respectively.

Capitalized deferred drydocking costs included within vessel cost as of December 31, 2023 will be depreciated over the period until the next expected drydocking for each respective vessel.

15. RESTRICTED CASH AND SHORT TERM DEPOSITS

Our restricted cash and short-term deposits balances were as follows:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Restricted cash and short-term deposits held by lessor VIEs (1)	3,350	3,435
Restricted cash relating to office lease	492	507
Total restricted cash and short-term deposits	3,842	3,942
Less: current portion of restricted cash and short-term deposits	(3,350)	(3,435)
Non-current restricted cash and short-term deposits	492	507

(1) These are amounts held by lessor VIE entities that we are required to consolidate (Note 5).

16. OTHER NON-CURRENT ASSETS

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Mark-to-market asset on interest rate swaps (Note 21)	5,978	8,736
Operating lease right-of-use-assets (1)	3,918	899
Investment (2)	884	—
Others	13	859
Other non-current assets	10,793	10,494

(1) Operating lease right-of-use-assets mainly comprise of our office leases.

(2) Includes advanced subscription for investments at cost of $0.9 million as of December 31, 2023.

17. ACCRUED EXPENSES

Accrued expenses is comprised of the following:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Interest expense	28,206	37,056
Vessel operating expenses	7,819	7,688
Administrative expenses	5,810	6,135
Current tax payable	440	396
Accrued expenses	42,275	51,275

Vessel operating expenses comprise of accruals such as crew wages, brokers' commissions, vessel supplies, routine repairs, maintenance, lubricating oils and other vessel expenses.

Administrative expenses related accruals comprise of general overheads including legal and professional fees, personnel costs and other corporate expenses.

18. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Deferred operating lease and advance charter hire revenue	23,645	15,588
Unfavorable contract liabilities (Note 10)	16,998	20,610
Current portion of operating lease liability (Note 11)	1,112	511
Mark-to-market liability on interest rate swaps (Note 21)	933	385
Debt guarantee liability (Note 22)	761	944
Other payables (1)	205	5,009
Other current liabilities	43,654	43,047

 (1) Included in “Other payables” is an amount payable to Hygo Energy Transition Ltd. ("Hygo") as a result of the participation of its vessels in the Cool Pool of $4.9 million as of December 31, 2022.

19. DEBT

Long-term and short-term debt was as follows:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Total long-term debt and short-term debt	1,061,084	1,138,302
Less: current portion of long-term debt and short-term debt	(194,413)	(180,065)
Long-term debt(1)	866,671	958,237

(1) The amounts presented in the table above, are net of the deferred charges amounting to $5.6 million as of December 31, 2023 (December 31, 2022: $6.2 million).

Our outstanding gross debt as of December 31, 2023 was repayable as follows:

	Successor
(in thousands of $)	CoolCo debt	VIE debt (1)	Total debt
2024	116,852	79,453	196,305
2025	76,851	—	76,851
2026	76,851	—	76,851
2027	409,706	—	409,706
2028 and thereafter	306,934	—	306,934
Total	987,194	79,453	1,066,647
Deferred finance charges	(5,563)	—	(5,563)
Total	981,631	79,453	1,061,084
(1) These amounts relate to certain lessor VIE entities (see Note 5).

Debt is comprised of the following:

	Successor		Maturity date
(in thousands of $)	December 31, 2023	December 31, 2022
Senior Secured Sustainability Linked Amortizing Term Loan	485,303	540,388	February 2027
$520.0 million term loan facility	461,891	500,630	May 2029
Newbuild Vessel pre-delivery facility	40,000	—	Expected by the end of 2024
CoolCo Debt	987,194	1,041,018
ICBCL VIE loans:
- Golar Kelvin facility	64,758	74,400	January 2025
- Golar Ice facility	14,695	29,070	January 2025
Total debt (gross)	1,066,647	1,144,488
Deferred finance charges	(5,563)	(6,186)
Total debt	1,061,084	1,138,302

Senior Secured Sustainability Linked Amortizing Term Loan

On February 17, 2022, we entered into a Senior Secured Sustainability Linked Amortizing term loan (the "$570 million bank facility"), which refinanced six of the Original Vessels acquired from Golar, of up to $570.0 million with a maturity date of February 2027 and an initial interest rate of the Secured Overnight Financing Rate ("SOFR") plus 275 basis points with a syndicate of banks, which CoolCo drew-down contemporaneously with the acquisition. The margin will decrease 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met or increase 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. In relation to the vessel disposal on March 22, 2023, we made a prepayment of $88.0 million of debt associated with the Golar Seal.

On June 28, 2023, lender approval was granted for an increase in the debt principal amount of $70 million and a reduction in the $570 million bank facilities interest rate margin from 275 basis points to 225 basis points. The additional debt funding was drawn on June 30, 2023, to fund the conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction. The changes in terms of the debt were assessed and accounted for as a debt modification.

As of December 31, 2023, the balance outstanding under the $570 million bank facility amounted to $485.3 million.

$520.0 million term loan facility

On November 10, 2022, in connection with the MSA CoolCo assumed the $520.0 million term loan facility (the "$520 million term loan facility") secured by the four SPVs related to the acquired LNG carriers, Kool Orca, Kool Firn, Kool Boreas and Kool Baltic. The facility matures in May 2029 and carries interest based on SOFR plus a margin of 200 basis points. As of December 31, 2023, the balance outstanding under the $520.0 million term loan facility amounted to $461.9 million. Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

Newbuild Vessel pre-delivery facility

In October 2023, we entered into agreements with Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Kool Tiger and Kool Panther newbuild vessels (Note 13) scheduled to be delivered to CoolCo towards the end of 2024 from Hyundai Samho Heavy Industries in Republic of Korea.

Under the pre-delivery credit facility, we entered into an agreement with Huaxia to lend us a minimum of 20% and subject to the Company entering into a committed charter contract up to 32.5% of the shipyard price for the Newbuild Vessels. This pre-delivery credit facility is non-amortizing with the principal payable upon delivery of each Newbuild Vessel and the sale of the Newbuild Vessels to a subsidiary of Huaxia under the sale and leaseback arrangement. The pre-delivery facility bears an initial interest rate of SOFR plus a fixed rate of 260 basis points. As of December 31, 2023, $40.0 million was drawn under the pre-delivery credit facility. As of December 31, 2023, we were in compliance with the financial covenants and obligations under the facility agreement.

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

As of December 31, 2023, we were in compliance with all our covenants under our existing debt and lease agreements.

20. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Unfavorable contract liabilities (Note 10)	87,449	104,447
Non-current portion of operating lease liability	2,910	510
Others	3	765
Other non-current liabilities	90,362	105,722

21. FINANCIAL INSTRUMENTS

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

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps as of December 31, 2023:

Instrument (in thousands of $)	Notional amount	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, paying fixed	659,756	Feb-2027 to May-2029	2.69% to 3.99%

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

There have been no transfers between different levels in the fair value hierarchy during the period.

The carrying value and estimated fair value of our financial instruments were as follows:

		Successor
		December 31, 2023			December 31, 2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Fair value hierarchy	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	133,496	133,496	Level 1	129,135	129,135
Restricted cash and short-term deposits	Level 1	3,842	3,842	Level 1	3,942	3,942
Trade accounts and other receivable(2)	Level 1	9,511	9,511	Level 1	2,467	2,467
Trade accounts payable(2)	Level 1	(12,231)	(12,231)	Level 1	(2,576)	(2,576)
Current portion of long-term debt and short-term debt (3) (4)	Level 2	(196,305)	(196,305)	Level 2	(181,694)	(181,694)
Long-term debt (4)	Level 2	(870,342)	(870,342)	Level 2	(962,794)	(962,794)
Derivatives:
Interest rate swaps asset (5)	Level 2	5,978	5,978	Level 2	8,736	8,736
Interest rate swaps liability (5)	Level 2	933	933	Level 2	(385)	(385)
(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying values of trade accounts and other receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(3) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(4) Our debt obligations are recorded at amortized cost in the consolidated and combined carve-out balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $5.6 million as of December 31, 2023 (December 31, 2022: $6.2 million) (Note 19).

(5) Derivative assets are presented within other non-current assets on the consolidated balance sheets. Derivative liabilities are presented within other current liabilities on the consolidated balance sheet.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis.

•The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and that of our swap counterparty. The mark-to-market gain or loss on our interest rate swaps are not designated as hedges for accounting purposes for the period and are reported within the consolidated statement of operations caption "Gain on derivative instruments”.

•The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2023 and December 31, 2022 would be adjusted as detailed in the following table:

	Successor
	December 31, 2023			December 31, 2022
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Total derivative assets	5,978	(969)	5,009	8,736	(481)	8,255
Total derivative liabilities	933	(969)	(36)	385	(481)	(96)

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Foreign currency risk

The majority of our Vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner, Euros and British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

22. RELATED PARTIES TRANSACTIONS

Transactions with related parties:

The following table sets forth transactions with related parties:

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Ship management fee revenue (a)	455	2,030	1,342	6,468
Ship management and administrative services expense (a)	(687)	(4,534)	(730)	(5,001)
Insurance commission (b)	(276)	—	—	1,482
Debt guarantee compensation (c)	(169)	(837)	—	—
Commitment fee (d)	(20)	(119)	—	—
Office rental (f)	(444)	—	—	—
	(1,141)	(3,460)	612	2,949

Amounts due to related parties:

Balances with related parties consisted of the following:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Balances due to Golar and its subsidiaries (e)	—	395
Balances due to QPSL and its affiliates (f)	757	1,231
Amounts due to related parties	757	1,626

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

Following the announcement on February 28, 2023 that Golar sold all (but one share) of its remaining shareholding interest in the common shares of the Company to EPS, it ceased to be a related party and subsequent transactions with Golar and its subsidiaries are treated as third party.

b) Insurance Services – Eastern Pacific Shipping Pte. Ltd., an affiliate of QPSL, provides CoolCo with insurance and claim handling services. The charges during the year ended December 31, 2023 represent the commission paid as a percentage of the gross premium for such insurances placed.

c) Debt guarantee compensation – Golar agreed to remain as the guarantor of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of December 31, 2023 was $176.7 million. The compensation amounted to $0.2 million and $0.8 million for the years ended December 31, 2023 and 2022 respectively.

(d) Commitment fee – We entered into a revolving credit facility of $25.0 million from Golar, which was terminated on May 28, 2023. The facility included a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. The commitment fee amounted to Nil and $0.1 million for the years ended December 31, 2023 and 2022 respectively.

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

(f) Balances due to QPSL and its affiliates - Receivables and payables with QPSL and its affiliates as of December 31, 2023 are comprised primarily of the supervision cost capitalized in the Newbuild Vessels (See Note 13), and office rental. The balance as of December 31, 2022 primarily relates to management fees advances received for managing their vessels and office rental. We assumed these balances upon conclusion of the acquisition of the LNG carrier and FSRU management organization on June 30, 2022.

23. OTHER COMMITMENTS AND CONTINGENCIES

The book value of our Vessels secured under long-term loans was as follows:

	Successor
(in thousands of $)	December 31, 2023	December 31, 2022
Carrying value of vessels secured against long-term loans	1,699,288	1,893,116

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the consolidated financial statements.

24. SHARE CAPITAL AND SHARE BASED COMPENSATION

Our authorized and issued share capital was as follows:

Authorized share capital:

	Successor
(in thousands of $ except number of shares)	December 31, 2023	December 31, 2022
400,000,000 (2022: 400,000,000) common shares of $1.00 each	400,000	400,000

Issued share capital:

	Successor
(in thousands of $ except number of shares)	2023	2022
53,702,846 (2022: 53,688,462) common shares of $1.00 each	53,703	53,688
(number of shares)
As of January 1,	53,688,462	1,010,000
Vesting RSUs	14,384	—
Cancellation of Predecessor’s shares(1)	—	(1,000,000)
Issuance of Shares to Golar(2)	—	12,500,000
Issuance of shares for Private Placement(3)	—	27,500,000
Issuance of shares of Second Private Placement (4)	—	13,678,462
As of December 31,	53,702,846	53,688,462

(1) Represents cancellation of 1,000,000 shares for Parent's aggregated equity, upon disposal of entities to CoolCo pursuant to the Vessel SPA and ManCo SPA.

(2) Represents issuance of 12,500,000 common shares in the Company amounting to $127.9 million of equity issued to Golar in connection with the transfer of vessels on each respective entity acquisition date pursuant to the Vessel SPA.

(3) Represents the issuance of 27,500,000 common shares during the Private Placement in February 2022 at a price of $10.00 per share raising proceeds of $275.0 million. This was offset by issuance costs totaling $8.3 million. See Note 1.

(4) Represents the issuance of 13,678,462 common shares during the Primary Offering in November 2022 for $166.0 million.

As of December 31, 2023, EPS hold 31,254,390 shares, equivalent to approximately 58.2% of the Company and the public holds the remaining 22,448,456 shares, equivalent to approximately 41.8% of the Company.

Share Based Compensation

On November 25, 2022, the Board of CoolCo resolved to implement a long-term incentive plan (the “LTIP”) for employees, management and board members of the Company and its affiliates. The overall purpose of the LTIP is to promote the success of the Company for the benefit of its shareholders, by providing a framework for the retention and incentivization of employees using the Company’s equity and thereby aligning their interests with the Company and its affiliates. The LTIP provides for the grant of equity awards, with the intention being for the initial awards to be granted as Share options (“Share Options”) and RSUs, as further detailed below.

A. Share options

Pursuant to the LTIP, in November 2022 CoolCo granted 1,088,932 share options to management, key employees and board members of the Company. Each share option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to in aggregate 1,088,932 shares. The share options will vest equally over a period of four years and will lapse four years from the date of their grant if not exercised.

In November 2023, CoolCo granted a further 74,246 share options to two board members of the Company. The share options will vest equally over a period of three years and will lapse three years from the date of their grant if not exercised.

The following assumptions were used to determine fair values of share options granted:

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

	Granted in November 2023	Granted in November 2022
Risk free interest rate	4.8%	4.0%
Expected volatility of common stock	30.0%	30.0%
Expected dividend yield	0.0%	0.0%
Expected term of options (in years)	3 years	4 years

A summary of the share option activity for the year ended December 31, 2023 is presented below:

	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2022	1,088,932	$10.0	4
Granted during the year	74,246	$12.5	3
Options outstanding at December 31, 2023	1,163,178	$10.2	3

Options outstanding and exercisable at December 31, 2023	272,233	$10.0	3

Compensation cost recognized in the consolidated statement of income during the Successor Period for the years ended December 31, 2023 and 2022 amounted to $1.7 million and $0.2 million, respectively.

As at December 31, 2023 and 2022, the number of options outstanding in respect of CoolCo shares was 1.2 million and 1.1 million, respectively.

As of December 31, 2023, the total unrecognized compensation cost amounting to $3.7 million (2022: $5.1 million) relating to options outstanding is expected to be recognized over a weighted average period of three years.

B. Restricted Stock Units (“RSUs”)

Pursuant to the LTIP, CoolCo granted RSUs to certain individuals, including employees of Cool UK, Cool Norway, Cool Croatia and Cool Malaysia during the years ended December 31, 2023 and 2022. The RSUs usually vest equally over a period of four years.

The fair value of the RSU award is estimated using the market price of the Company’s common shares at grant date with expense recognized evenly over the four-year vesting period.

A summary of RSUs movement for the year ended December 31, 2023 is presented below:

	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2022	112,448	$12.4	3
Granted during the year	105,746	$12.5	4
Vested during the year	(30,503)	$12.5	N/A
Forfeited during the year	(6,863)	$12.4	N/A
Non-vested RSUs at December 31, 2023	180,828

As of December 31, 2023, the total unrecognized compensation cost amounting to $1.9 million (2022: $0.2 million) relating to RSUs outstanding is expected to be recognized over a weighted average period of three to four years.

25. BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year.

The following reflects the net income and share data used in the basic and diluted earnings per share calculation.

	Fiscal Year 2023	Fiscal Year 2022		Fiscal Year 2021
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)	Predecessor (Combined Carve-out)
(in thousands of $, except number of shares and per share data)	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2023	Phased period from January 1, 2022 to June 30, 2022	January 1, 2021 to December 31, 2021
Net income attributable to Owners of Cool Company Ltd. / Predecessor's Parent - basic and diluted	174,729	85,742	15,038	15,866
Weighted average number of shares outstanding	53,689,683	40,451,470	1,010,000	1,010,000
Basic and diluted earnings per share(1)	$3.25	$2.12	$14.89	$15.71

(1) The effects of share options and RSUs (see Note 24) were excluded from the calculation of diluted EPS because the effect was anti-dilutive.

26. SUBSEQUENT EVENTS

Dividend Distribution

In February 2024, the Company declared a cash distribution of $0.41 per common share in respect of the three months ended December 31, 2023. to common shareholders of record as of March 11, 2024 and the dividends were paid on or around March 18, 2024.

Senior Secured Sustainability Linked Amortizing Term Loan
In February 2024, lender approval was obtained for an amendment of financial covenants including a relaxation of the minimum cash covenant and a reduction in the minimum value clause. The new financial ratios include, but are not limited to, minimum net worth, maximum net debt to total assets and minimum free cash restriction.
$520 million term loan facility

In March 2024, the Company and a group of lenders under the $520 million term loan facility maturing in May 2029, signed an amendment for a $200 million upsize of this facility (on a delayed drawdown basis) in anticipation of the maturity of the two existing sale & leaseback facilities during the first quarter of 2025. The amendment also includes reduction in minimum free cash restriction.