Form 20-F
period 2024-12-31
Cool Co Ltd.
filed 2025-03-31
CIK 1944057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number	001-41625

Cool Company Ltd.
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

7 Clarges Street, 5th Floor, London W1J 8AE, United Kingdom
(Address of principal executive offices)

Richard Tyrrell 7 Clarges Street, 5th Floor, London W1J 8AE United Kingdom Telephone: +(44) 207 659 1111

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

As of December 31, 2024, there were 53,726,718 common shares, par value $1.00 per share, issued and outstanding

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

Yes	X	No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	X	No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer	Accelerated filer	X	Non-accelerated filer	Emerging growth company	X

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.

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

Yes	No	X

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

Yes	No	X

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

Yes	No	X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTOR
SUMMARY

This annual report (the "Annual Report") and any other written or oral statements made by us or on our behalf include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the PSLRA. Such forward-looking statements include statements concerning plans, expectations, objectives, intentions, goals, beliefs, strategies, future events or performance, and expected trends in our industry, expected trends in the global fleet of liquefied natural gas (“LNG”) vessels, expected trends in LNG demand and production, expected market trends and expected impact of sanctions, expected trends in LNG carrier (“LNGC”) hire rates, plans to acquire vessels and any associated contracts thereof, intention to reduce carbon emissions intensity and expected trends in scrapping and reduction of steam vessels, statements about dividends, our commitment to reduce emissions and waste generation, any expected impact of inflation, underlying assumptions, our current views with respect to future events and financial performance, our future results of operations or financial condition, business strategy, acquisition plans and strategy, economic conditions, both generally and in particular in LNGCs, markets and objectives of management for future operations.

This Annual Report includes assumptions about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. You can generally identify such statements by words such as "should," "expects," "anticipates," "intends," "plans," "believes," "estimates," "seeks," "targets," "potential," "continue," "contemplate," "possible," "likely," "might," "will," "would," "could," "projects," "forecasts," "may," "should" and similar expressions.

All statements other than statements of historical fact contained in this Annual Report are forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management.

Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including factors relating to:

•general economic, political and business conditions, including sanctions and other measures;
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•changes in demand in the LNG shipping industry, including the market of our nine tri-fuel diesel electric (“TFDE”) vessels, two modern 2-stroke vessels, and two state-of-the-art newbuild 2-stroke MEGA LNG vessels (the "Newbuild Vessels"), collectively referred to as the “Vessels”;
•changes in the supply of LNG vessels, including whether older vessels leave the market as and when expected;
•our ability to successfully employ our Vessels and the rates we are able to achieve;
•changes in our operating expenses, including fuel or cooling down prices and lay-up costs when our Vessels are not on charter, drydocking and insurance costs;
•the timing and duration of drydocking and whether the Vessel upgrades deliver expected results;
•the timing of LNG projects coming online and the impact on supply and demand;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from physical climate change related to changes in weather patterns, and the potential impact of new regulations relating to climate-change and the potential impact on the demand for the LNG shipping industry;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the US and other countries;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our access to financing and ability to repay or refinance our facilities;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange and interest rates;
•potential conflicts of interest involving our significant shareholders;
•our ability and plans to pay dividends;
•information system failures, cyber incidents or breaches in security;
•adjustments in our ship management business and related costs; and
•other risk factors discussed under “Item 3. Key Information – D. Risk Factors.”

Moreover, we operate in a very competitive and rapidly changing industry and environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this Annual Report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

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

The forward-looking statements made in this Annual Report are made only as of the date of this Report and relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this Annual Report except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

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

Unless otherwise indicated, all references to "U.S. dollars," "USD," "dollars," "US$" and "$" in this annual report are to the lawful currency of the United States of America, references to "Norwegian Kroner," and "NOK" are to the lawful currency of Norway, references to "Great British Pounds," and "GBP" are to the lawful currency of the United Kingdom ("U.K."), references to "Euro" and "€" are to the lawful currency of Croatia and references to “Malaysian Ringgit” and “MYR” are to the lawful currency of Malaysia.

Throughout this Annual Report, unless otherwise indicated, the terms "CoolCo", "we", "Successor", "us", "our", the "Company" and the "Group" refer to Cool Company Ltd. or any one or more of its consolidated subsidiaries.

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

References to “Golar” and "Predecessor" refer to Golar LNG Limited and to any one or more of its consolidated subsidiaries, including Golar Management Ltd. ("Golar Management"), or to all such entities (NASDAQ: GLNG).

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

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this Annual Report concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including Clarksons Research as well as publicly available information. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. We believe the data from third party sources to be reliable based on our management’s knowledge of the industry.
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
•changes in demand in the LNG shipping industry, including the market of our nine tri-fuel diesel electric (“TFDE”) vessels, two modern 2-stroke vessels, and two state-of-the-art newbuild 2-stroke MEGA LNG vessels (the "Newbuild Vessels"), collectively referred to as the “Vessels”;
•changes in the supply of LNG vessels, including whether older vessels leave the market as and when expected;
•our ability to successfully employ our Vessels and the rates we are able to achieve;
•changes in our operating expenses, including fuel or cooling down prices and lay-up costs when our Vessels are not on charter, drydocking and insurance costs;
•the timing and duration of drydocking and whether the Vessel upgrades deliver expected results;
•the timing of LNG projects coming online and the impact on supply and demand;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•risks related to climate change, including climate change or greenhouse gas related legislation or regulations and the impact on our business from physical climate change related to changes in weather patterns, and the potential impact of new regulations relating to climate change and the potential impact on the demand for the LNG shipping industry;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes and demand due to accidents, piracy or political events and/or instability, including the ongoing conflicts in the Middle East and changes in political leadership in the U.S. and other countries;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•our access to financing and ability to repay or refinance our facilities;
•continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•fluctuations in foreign currency exchange and interest rates;
•potential conflicts of interest involving our significant shareholders;
•our ability and plans to pay dividends;
•information system failures, cyber incidents or breaches in security;
•adjustments in our ship management business and related costs;
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

Our results of operations and financial condition depend on continued world and regional demand for LNGCs which could be negatively affected by several factors, including:

•price, location and availability of natural gas, LNG, coal, crude oil and petroleum products;
•increases in the cost of natural gas derived from LNG relative to the cost of natural gas;
•further development of, or decreases in the cost of, alternative technologies for LNG transportation;
•increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could depress prices for natural gas in those markets and make LNG uneconomical;
•the location of consuming regions of LNG;
•the globalization of production and manufacturing;
•changes in seaborne and other transportation patterns, including the distance LNG is transported by sea;
•disruptions and developments in international trade, including vessel attacks and piracy;
•increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•negative global or regional economic or political conditions, particularly in LNG-consuming regions which could reduce energy consumption or its growth;
•global and regional economic and political conditions and developments, armed conflicts, including the ongoing effects of the conflicts between Russia and Ukraine, and terrorist activities, trade protectionism, tariffs, embargoes and strikes, including those involving the Red Sea and wider Middle East;
•the impact of sanctions on LNG production, including additional sanctions concerning Russian LNG and terminals;
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
•a significant increase in the number of LNGCs available, whether by lack of scrapping of existing vessels, the delivery of new vessels or the increase in the construction of new vessels;
•increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;
•an inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;
•local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;
•labor or political unrest affecting existing or proposed areas of LNG production, liquefaction and regasification;
•availability of new, alternative energy sources, including renewables; and
•any decrease in demand for LNG imports globally including in the event of any easing or lifting of sanctions and/or the continued import of Russian natural gas.

Reduced demand for LNG or LNG liquefaction, storage, shipping or regasification, or any reduction or limitation in LNG production capacity, could have a material adverse effect on prevailing charter rates or the market value of our Vessels, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we depend on oil and gas companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce natural gas. Limitations on the availability of capital or higher costs of capital for financing expenditures, or the desire to preserve liquidity, may cause oil and gas companies to reduce future capital budgets and outlays, which will affect the LNG market and our operational costs.

Demand for our Vessels is dependent upon economic conditions in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global LNG fleet and the sources and supply of LNG transported by sea. The capacity of the global LNG fleet seems likely to increase, and economic growth may not resume in areas that have experienced a recession or continue in other areas. Factors that influence the capacity of the global LNG fleet, include:

•supply and demand for energy resources;
•the availability and demand for alternative energy resources;
•the number of newbuilding orders and deliveries, as these may be impacted by the availability of financing for shipping activity;

•the number of shipyards, availability at shipyards and ability of shipyards to deliver vessels;
•service fees such as those under consideration for vessels connected to China calling at U.S. ports;
•service fees for canal crossings such as the Panama or Suez canals;
•speeds at which the vessels operate;
•vessel casualties, including loss or material damage to or grounding of a vessel;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•product imbalances (affecting the level of trading activity) and developments in international trade;
•number of vessels that are out of service, namely those that are laid up, drydocked, awaiting repairs or otherwise not available for hire or blocked in port or canal congestions;
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
•business disruptions, including supply chain disruptions and congestion, due to natural and other disasters;
•changes in regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of vessels;
•environmental concerns and uncertainty around new regulations relating to, among other things, new technologies which may delay the ordering of new vessels; and
•new environmental regulations that may result in classifying older vessels as less efficient and therefore more difficult to market and charter.

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing LNG fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. Increases in the global LNG fleet or a decrease in demand will affect the rates our Vessels earn and therefore our results of operations.

Climate change and its impact on weather patterns may have an adverse impact on the Company.

Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate and intend to operate, and have created additional uncertainty as to future trends. There is a growing consensus today that climate change increases the frequency and severity of extreme weather events and, in recent years, the frequency of major weather events appears to have increased. Damage that may be caused by natural events, such as severe tropical storms, hurricanes, cyclones and typhoons will affect our operations or the economies in our current or future market areas, and the increased frequency and severity of such weather events could increase the negative impact on economic conditions in these regions and affect our ability to transport natural gas. In particular, if one of the regions in which our Vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business, financial condition and results of operations.

Increasing scrutiny and changing expectations from customers, investors, lenders and other market participants with respect to Environment, Social and Governance ("ESG") policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing scrutiny relating to their ESG policies and practices. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry participant evolving expectations and standards or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or results of operations of such a company could be materially and adversely affected.

Additionally, certain investors and lenders may exclude companies engaged in the transportation of LNG, such as us, from their investing portfolios altogether due to ESG factors. These limitations in both the debt and equity capital markets may affect our ability to access those markets, which could have a material adverse effect on our business, financial condition and results of operations and impair our ability to service our indebtedness.

Several governing bodies continue to request or require further disclosures of information relating to ESG matters. The Company will be exposed to higher costs and enhanced risks to the extent it increases its required or voluntary disclosures regarding these matters. Our processes and controls for reporting ESG matters, now and in the future, may not always comply with evolving and disparate standards for identifying, measuring and reporting such metrics. In January 2023, the European Union enacted the Corporate Sustainability Reporting Directive ("CSRD") which requires sustainability reporting across a broad range of ESG topics for certain EU and non-EU companies. Numerous countries have also begun proposing climate-reporting frameworks aligned with the International Sustainability Standards Board standards. Similarly, in March 2024, the SEC implemented new climate disclosure rules, requiring companies to disclose the impact of climate change and their risk mitigation strategies, among other things. While these rules were voluntarily stayed by the SEC, pending judicial review the outcome remains uncertain making it difficult to predict their potential impact on the Company, including potential regulatory compliance costs. Furthermore, increasing attention to climate change risks has resulted in an increased possibility of governmental investigations and additional private litigation without regard to causation or its contribution to the asserted damage, which could increase costs or otherwise adversely affect our businesses and financial condition For example, governments and private parties are also increasingly filing lawsuits or initiating regulatory action alleging misrepresentation regarding climate change and other environmental, social and governance related matters and practices or a failure or lack of diligence to meet publicly stated sustainability or climate-related goals. While we are currently not a party to any of these lawsuits, they present a high degree of uncertainty regarding the extent to which energy companies face an increased risk of liability stemming from climate change or sustainability disclosures and practices.

Our statements and policies related to sustainability and other ESG goals, objectives and priorities reflect our current plans and may not be achieved or fulfilled. Our efforts to research, establish, accomplish and accurately report on these goals, objectives and priorities expose us to numerous operational, reputational, financial, legal and other risks. In particular, our ability to achieve any stated goal, objective and priority, including with respect to emissions reductions, is subject to numerous factors and conditions, some of which are outside of our control. In addition, standards for tracking and reporting on sustainability matters, including climate-related matters, have not been harmonized and continue to evolve.

Some stakeholders, however, may disagree with our ESG goals and initiatives, and their focus may evolve over time. Stakeholders, including regulators or governments in the various jurisdictions in which we operate, may also have conflicting views on ESG practices. Failure to achieve our ESG objectives, meet the emerging or conflicting ESG expectations of our stakeholders and/or respond in a timely way to changing or conflicting regulations, laws and reporting and disclosure obligations could negatively affect our brand and reputation and impede our ability to recruit or retain employees, and may ultimately adversely affect our operations.

While some investors continue to be focused on ESG matters and failure to address their needs could lead to stock price volatility, there has been an increase in anti-ESG sentiment which may serve as a counteracting concern, particularly in light of recent changes in U.S. governmental policy, and could result in us becoming the subject of claims or enforcement actions.

Political, governmental and economic instability and sanctions or embargoes imposed by the U.S. or other governmental authorities could adversely affect our business.

Our operations and those of certain of our customers may be adversely affected by changing economic, political and government conditions in the countries and regions where our Vessels are employed or registered. We operate in, and/or are pursuing opportunities in areas of the world that are likely to be adversely impacted by the effects of political conflicts, including the current military action in Ukraine, the Middle East and the South China Sea region, terrorist or other attacks, and war (or threatened war) or international hostilities (including re-routing of vessels due to such situations or hostilities), such as the Houthi's continued attacks on shipping that is connected with the conflict between Israel and Hamas as well as international military responses to such activities. The global shipping industry also faces potential and actual challenges resulting from the potential disruption of shipping routes including the low water levels in the Panama Canal. Various shipping companies and charterers have indicated that their vessels would avoid the region and, for the time being, divert vessels around southern Africa's Cape of Good Hope, which adds substantial time and cost to voyages. These uncertainties could also adversely affect our ability to obtain financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our business and operating results. Our exposure to risks relating to conflicts, including conflicts and the geopolitical situation in the Middle East, may be amplified because of us being a U.S. listed company, our presence in the U.K. and the identities of any of our significant shareholders.

In addition, political instability has resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Red Sea, Arabian Gulf and Gulf of Guinea regions. The conflict in Ukraine has resulted in several countries and international organizations, such as the U.S., the U.K. and the EU, imposing trade and investment sanctions against Russia impacting the global economy. Russian LNG from Yamal is not currently sanctioned however, investment in new Russian LNG supply such as that from Arctic LNG2 is affected, as are several market participants with connections to Russia. While our Vessels and their respective charterers are not directly impacted by these measures, these factors could also increase our costs of conducting our business, particularly crew, insurance and security costs, and prevent or restrict us from obtaining insurance coverage, all of which may have a material adverse effect on our business, financial condition and results of operations.

LNG supply chains could be disrupted by factors outside of our control, including (i) a reduction in the supply or availability of equipment or products to maintain and replace our Vessels, (ii) labor shortages, (iii) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on maritime transportation and the LNG supply chain and (iv) increased economic sanctions or embargoes, including those relating to the war in Ukraine.

In addition, tariffs, trade embargoes and other economic sanctions imposed by the U.S. or other countries, against countries in which we operate, or to which we trade, or to which we or any of our customers or business partners become subjected to, could harm our business. We could be subjected to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected if we were found to be in violation of sanctions or embargo laws.

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. This could have a material adverse effect on our business, financial condition and results of operations.

An increase in trade protectionism may have a material adverse impact on our business and our charterers' business and, in turn, cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, the U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs. Additionally, U.S. trade tensions with China may escalate beyond tariffs with a proposal by the U.S. government to impose significant fees on any Chinese vessels or any vessel that is part of a fleet that includes Chinese vessels entering a U.S. port.

It is unknown whether and to what extent new tariffs or port fees (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have an adverse effect on our business, results of operations and financial condition.

Restrictions on imports, including in the form of tariffs and port fees, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our Vessels and charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our shareholders.

Global economic conditions may negatively impact the LNG shipping industry and we face risks attendant in economic and regulatory conditions around the world.

As the shipping industry is capital intensive and highly dependent on the availability of financial markets, in particular the credit market, to finance and expand operations, it can be negatively affected by declines in available credit facilities. Any weakening in global economic conditions may have a number of adverse consequences for LNG and other shipping sectors, including, among other things:
•low charter rates, particularly for vessels employed in the spot market (which includes vessel employment under single voyage spot charters and time charters with an initial term of less than six months);
•decreases in the market value of LNG vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•widespread loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends, if any.

We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.

China is a significant importer of LNG, importing approximately 79.6 million tons in 2024. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in China.

Our future prospects for re-contracting our fleet and extending our current charters would likely be hindered by an economic downturn in any of the major LNG import regions. A prolonged economic downturn in Europe is likely to have a detrimental effect on global LNG demand, which in turn could make it more challenging for us to employ our Vessels.

In recent years there have been continuing trade tensions, including recent tariff increases, imposed by the United States targeting several of its trade partners. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers' business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our shareholders.

Economic growth is sensitive to disruptions and geopolitical conditions, and recession is a risk in some parts of the world. In particular, an adverse change in economic conditions affecting China, Japan, India, Korea or Southeast Asia generally could have a negative effect on the LNG shipping industry.

Our operations are impacted by, and growth of our business may be limited by, many factors, including infrastructure constraints and community and political group resistance to existing and new LNG and natural gas infrastructure over concerns about the environment, environmental justice, safety and terrorism.

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
•rising construction, labor or borrowing cost of export terminals;
•any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry; and
•labor or political unrest affecting existing or proposed sites for LNG regasification terminals.

Additionally, if there are adverse impacts on or delays to, the continued development of LNG-related infrastructure, then there could be an excess of available LNG shipping tonnage in the market, resulting in weaker pricing for our services.

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

If we are in default on certain kinds of obligations, such as those to our lenders, crew members, suppliers of goods and services to our Vessels or shippers of cargo, these parties may seek to impose a maritime lien against one or more of our Vessels. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. In certain jurisdictions, claimants could try to assert “sister ship” liability against one Vessel in our fleet for claims relating to another of our Vessels. The arrest or attachment of one or more of our Vessels could interrupt our cash flows and require us to pay to have the arrest lifted. This would negatively impact our revenues and reduce our cash flows.

We are dependent on continued exploration and production of gas.

We depend on oil and gas companies’ willingness and ability to continue making operating and capital expenditures to explore, develop and produce natural gas. Limitations on the availability of capital or higher costs of capital for financing expenditures, or the desire to preserve liquidity, may cause oil and gas companies to reduce future capital budgets and outlays, which will affect the LNG market and our operational costs.

II.     Risks Related to Our Business

Our business relies on the performance by customers under current charters or charters we will enter into in the future, and we could be materially and adversely affected if any customer fails to perform its contractual obligations for any reason, including nonpayment and nonperformance, or if we fail to enter into such charters at all.

The substantial majority of our revenue is generated from time charter contracts for our Vessels. Accordingly, our ability to generate cash is dependent on our customers’ continued willingness and ability to continue purchasing our services and to perform their obligations under their respective charters. Their obligations may include certain nomination or operational responsibilities or compliance with certain contractual representations and warranties in addition to payment of charter hire and other fees for the use of our Vessels.

We may not be able to obtain favorable charters for our Vessels, and we may not be able to renew existing charters on equally or more favorable terms upon their expiration. We may also need to, or choose to, employ our Vessels in the spot market, depending on conditions in the charter market, which could adversely impact or result in volatility in our earnings. Any periods of non-employment of our Vessels will not only negatively affect our results of operation but also lead to idle costs, including expenses related to repositioning, fuel consumption, and boil-off losses. These additional costs may further impact our financial performance during periods of vessel inactivity.

Our credit procedures and policies may be inadequate to eliminate risks of nonpayment and nonperformance. Additionally, we may face difficulties in enforcing our contractual rights against contractual counterparties, including due to the cost and time involved in resolution of disputes by arbitration and litigation, difficulty in enforcing international arbitration awards particularly where all or most of a counterparty’s assets are located in its home jurisdiction and involuntary submission to local courts notwithstanding contract clauses providing for international arbitration.

Our contracts with our customers are subject to termination under certain circumstances.

Our charters with our customers contain certain termination rights including, for example:

•at the end of a specified time period, following certain events such as the outbreak of war or hostilities involving two or more major nations, if such war or hostilities materially and adversely affect the trading of the vessel for a certain period;
•a number of consecutive days off-hire in each year;
•loss of or requisition of the vessel;
•the occurrence of an insolvency event; and
•the occurrence of certain uncured, material breaches.

We may not be able to replace these charters on favorable terms, or at all, if they are terminated prior to the end of their charter periods. Charters that we enter into in the future may contain similar provisions. In addition, our customers may choose not to extend existing charters. As a result, we may have an underutilized fleet or we may enter into new charters at lower charter hire rates or employ our Vessels on the spot market, and we will still have operational costs and financing obligations to meet regardless of employment. If any of our current or future charters are terminated prior to the end of their charter period, such termination could have a material adverse effect on our business, financial condition and results of operations.

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
•human error; and
•war and terrorism including attacks such as those experienced in the Red Sea.

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

If our Vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover, for example, due to insufficient coverage amounts or the refusal by our insurance provider to pay a claim. The loss of earnings while our Vessels are being repaired, as well as the actual cost of these repairs not otherwise covered by insurance, could materially adversely affect our business, financial condition and results of operations.

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

Our Vessels are complex and their operations are technically challenging and subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to our charters, our Vessels must maintain certain specified performance standards, which may include timeliness, consumption of no more than a specified amount of fuel per day or a requirement not to exceed a maximum average daily boil-off through the course of a defined period of time. If we fail to maintain these standards and no contractual exceptions such as bad weather apply, we may be liable to our charterer for reduced hire, damages and certain liquidated damages payable under the charterer’s contract with its customer, and in certain circumstances, our charterer may be entitled to terminate its contract with us. Any of these results could harm our business, financial condition and results of operations.

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

We face risks in connection with obtaining favorable contracting terms on our one uncontracted Newbuild Vessel.

We exercised the option to acquire the shipbuilding contracts for the two Newbuild Vessels and subsequently took delivery. As of the date of this Annual Report we had a long-term charter in place for one of the Newbuild Vessels only. We face the risk that we may be unable to charter the other Newbuild Vessel on favorable terms and/or a long-term charter basis. The rates we are able to achieve will depend on market conditions at the time we enter into the charters.

If market conditions result in the value of our Newbuild Vessels being less than the purchase price, this could have a negative impact on our business, financial condition and results of operations.

We may have difficulty further expanding our fleet in the future through newbuild vessels and vessels acquisitions.

We may seek to expand our fleet by ordering newbuilding ships and by making selective acquisitions of high-quality secondhand vessels to the extent that they are available. Our ability to acquire such vessels will depend on numerous factors, some of which are beyond our control, including our ability to:

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
•manage joint ventures; and
•manage the expansion of our operations to integrate the new vessels into our fleet.

In addition, any vessel acquisition we complete may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans, and we cannot give any assurances that we will not incur significant expenses and losses in connection with such growth efforts.

Hire rates for LNG vessels may fluctuate substantially, and lower rates could have a material adverse effect on our business, financial condition and results of operations. Additionally, an oversupply of LNGCs in the LNG shipping market could impact our profitability.

All of our revenues are derived from a single market, the LNGC segment, and therefore our financial results depend on chartering activities and developments in this segment. The LNG shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of LNG vessels has varied widely, and time charter and spot market rates for LNG vessels have recently declined below the operating costs of vessels.

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

Oversupply of LNG vessels leads to a reduction in charter hire, which may materially impact our profitability (in particular if our Vessels are employed in the spot market, as described below). Hence, an oversupply or over ordering of vessels from shipyards will negatively affect our ability to secure favorable contracts on our Vessels and our future revenues and profitability.

The required drydocking of our Vessels could be more expensive and time consuming than we anticipate, which could adversely affect our business, financial condition and results of operations.

Drydocking of our Vessels requires significant capital expenditures and results in loss of revenue as our Vessels are typically off-hire during such activities. Drydockings are typically every five years, and we have up to six Vessels which are scheduled to be drydocked in 2025. Any significant increase in either the number of off-hire days due to such drydockings or in the costs of any repairs carried out during the drydockings could have a material adverse effect on our business, financial condition and results of operations. We may not be able to accurately predict the time required to drydock any of our Vessels or any unanticipated problems that may arise. If more than one of our Vessels is required to be out of service at the same time, or if a Vessel is drydocked longer than expected or if the cost of repairs during the drydocking is greater than budgeted, our business, financial condition and results of operations could be adversely affected.

A shortage of qualified officers and crew could have an adverse effect on our business, financial condition and results of operations.

Our Vessels require technically skilled officers and crews with specialized training. As the worldwide LNGC fleet has grown, the demand for technically skilled officers and crews has increased, which could lead to a shortage of such personnel. A scarcity in the supply of technically skilled officers and crew, including as a result of the war in Ukraine and government responses thereto, or our inability to attract and retain such qualified officers and crew could impair our ability to operate or increase the cost of crewing our Vessels and managed Vessels, which would materially adversely affect our business, financial condition and results of operations.

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

There is no assurance that we will obtain and maintain or renew the governmental permits, approvals and authorizations on a timely basis or at all, and failure to obtain and maintain any of these permits, approvals or authorizations could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive and quickly developing industry and our lack of diversification in business operations may expose us to operational and financial risks.

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

High inflation may result in increased costs of operations and/or financing costs, which could have a material adverse effect on our results of operations and the market price of our common shares.

Although more recently inflation has decreased versus prior years, high inflation has impacted economies globally in recent years with such high inflation in the U.S. and globally due in part to global supply chain issues, the Ukraine-Russia war, a rise in energy prices, and strong consumer demand as economies continue to reopen from restrictions related to the pandemic. Such an inflationary environment can increase our cost of labor, as well as our other operating costs (including bunker costs when the Vessels are not on charter), which may have a material adverse impact on our financial results. Continued prolonged periods of inflationary pressure could have a negative macroeconomic effect on the demand for LNG worldwide, which may adversely affect our business, financial condition and results of operations. In addition, economic conditions could impact and reduce availability of financing as credit becomes more expensive or unavailable. Further, inflation has led to increased interest rates and increased interest rates increase our financing costs and could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our common shares.

Most of the charters for our Vessels will expire between 2025 and 2028, excluding options. Failure to find profitable employment for these Vessels could adversely affect our operations.

Our strategy is to pursue a balanced portfolio of short and long-term charters, and we are exposed to fluctuations in charter rates when we renew charters. Short-term charters (of less than 12 months) expose us to the volatility in spot charter rates, which can be significant. In contrast, longer-term time charters generally provide reliable revenues, but they also limit the portion of our fleet available to the spot market during an upswing in the LNG industry cycle, when spot market voyages might be more profitable. As a result, our financial performance is significantly affected by conditions in the LNG spot market.

Historically, the LNG spot charter market has been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for LNG transport capacity. Weak global economic trends and regional differences may further reduce demand for transportation of LNG carriers over longer distances. The spot charter market fluctuates significantly based upon supply of and demand for vessels and cargoes. The successful operation of any of our Vessels in the competitive spot charter market will depend upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent and costs incurred waiting for charters and traveling unladen to pick up cargo. The spot charter market is volatile and recently spot charter rates have declined below the operating cost of vessels.

Our ability to renew the charters on our Vessels on the expiration or termination of our current charters, or vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our Vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. Recent epidemic and pandemic outbreaks have negatively affected economic conditions and caused energy prices to become more volatile. Such outbreaks also negatively affected the supply chain, the labor market and the demand for LNG regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have imposed and may again in the future impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain future outbreaks.

The extent of any future epidemic or pandemic outbreaks' effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the evolving landscape. Our operations may be affected by future epidemic or pandemic outbreaks, including in the following ways:

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
•there may be disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and
•our Vessels could be placed off-hire if prohibited from entering a port to load or discharge cargo due to public health restrictions.

In addition, the impact of future pandemics or similar outbreaks, including governmental and other third party responses thereto, on our customers could enhance the risk of nonpayment by such customers under our contracts and negatively affect our business, financial condition and results of operations. The impact of epidemics or pandemics could significantly impact economic activity and demand for our Vessels and services and could negatively affect our business, financial condition and results of operations.

We may be subject to litigation, arbitration or other claims which could materially and adversely affect us.

We may in the future be subject to litigation and enforcement actions, such as claims relating to our operations, ship sales, ship purchases, securities and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. In the event of any litigation or enforcement action, we would establish warranty, claim or litigation reserves that we believe are adequate; we cannot be certain, however, of the ultimate outcomes of any claims that may arise in the future, and legal proceedings may result in the award of substantial damages against us beyond our reserves. Resolution of these types of matters against us may result in our having to pay significant fines, judgments or settlements, which, if uninsured or in excess of insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Furthermore, plaintiffs may in certain of these legal proceedings seek class action status with potential class sizes that vary from case to case.

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

Our current and future operations are subject to the inherent risks associated with LNG operations and other risks, including explosions, pollution, release of toxic substances, fires, seismic events, hurricanes and other adverse weather conditions, and other hazards, each of which could result in significant delays in commencement or interruptions of operations or result in damage to or destruction of our Vessels or other assets or damage to persons and property. In addition, such operations and the facilities of third parties on which our current operations may be dependent face possible risks associated with acts of aggression, piracy or terrorism. We maintain loss of hire insurance, which covers the loss of revenue during extended Vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to a Vessel from accidents. However, our loss of hire insurance may not be sufficient to cover all losses incurred as a result of such loss of revenue. Any loss of Vessel or any extended period of Vessel off-hire, due to an accident or otherwise, not covered by our loss of hire insurance could have an adverse effect on our business, financial condition and results of operations.

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

Changes in the insurance markets attributable to terrorist attacks, large-scale incidents, extreme weather or political change may also make certain types of insurance more difficult or expensive for us to obtain.

Our global operations are subject to the risks normally associated with any conduct of business in various countries around the world, including varying degrees of political, legal and economic risk.

Our global operations are subject to the risks normally associated with any conduct of business in countries around the world including: political risks; civil disturbance risks; changes in laws or policies of particular countries, including those relating to duties, imports, exports and currency; the cancellation or renegotiation of contracts; the imposition of net profits payments, tax increases or other claims by government entities, including retroactive claims; a disregard for due process and the rule of law by local authorities; the risk of intervention, expropriation and nationalization; delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

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

There is also the risk of increased disclosure requirements; currency fluctuations; restrictions on the ability of local operating companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations; increased regulatory requirements and restrictions; increased, environmental, and health-related regulations; limitations on the repatriation of earnings or on our ability to assist in minimizing our expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

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

Our registered address is in Hamilton, Bermuda, and our principal operating office is located in the U.K. We also have subsidiary offices in the U.K., Croatia, Norway, and Malaysia. We may further establish offices in other countries in the future, either organically or as a result of an acquisition. Operating offices in multiple countries subjects us to a variety of risks and complexities that may materially and adversely affect our business, results of operations, financial condition and growth prospects, including:

•operational and logistical challenges in coordinating and maintaining offices across multiple regions;
•the diverse regulatory, financial and legal requirements in the countries where we are located or do business, and any changes to those requirements;
•challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and employment law and other regulations, as well as maintaining positive interactions with our unionized employees; and
•public health risks, such as pandemics and potential related effects on travel and employee health and availability to operate and manage offices.

In addition, we may not be able to effectively manage multiple offices globally without experiencing operating inefficiencies or control deficiencies. Our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Acts of war or terrorism may seriously harm our business.

Acts of war, any outbreak or escalation of hostilities between foreign powers or acts of terrorism may cause disruption to the global market for LNG in which we operate, cause shortages of materials, increase costs associated with obtaining materials, result in uninsured losses, result in the termination of certain customer contracts, affect economic or GDP growth and consumer confidence or cause economic changes that we cannot anticipate, all of which could reduce or shift demand for LNG and our services and adversely impact our business, financial condition and results of operations.

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

We may impair long-lived assets.

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets. Significant negative industry or economic trends, including a significant decline in the market price of our common shares, reduced estimates of future cash flows for our business or disruptions to our business or other factors could lead to an impairment loss. Refer to “Item 5. Operating and Financial Review and Prospects – E. Critical Accounting Policies and Estimates” where we discuss the judgments and estimates that we use in our assessment of recoverability, and the effect if actual results differ from our assumptions. Recognition of an impairment loss may negatively impact our operating results.

Vessel values may fluctuate substantially, and a decline in vessel values may result in impairment charges, a breach of our financial covenants or a loss on sale of the Vessels.

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

If a charter terminates, we may be unable to redeploy the affected Vessel at attractive rates and, rather than continue to incur costs to maintain and finance the Vessel, we may seek to dispose of the Vessel. Our inability to dispose of a Vessel at a reasonable value could result in a loss on the sale and adversely affect our ability to purchase a replacement vessel, financial condition and results of operations. A decline in the value of our Vessels may also result in impairment charges or the breach of certain ratios and financial covenants we are required to comply with in our credit facilities.

Information system failures, cyber incidents or breaches in security could adversely affect us.

Our accounting, financial, operational, management and other information systems are subject to damage or interruption from power outages, computer and telecommunication failures, computer viruses, security breaches, including malware and phishing, cyberattacks, ransomwares, natural disasters, unauthorized access, usage errors by our employees and other related risks. Any cyber incident or attack or other disruption or failure in these information systems, or other systems or infrastructure upon which they rely, could adversely affect our ability to conduct our business and could have a material adverse effect on our business, financial condition and results of operations. For example, we or our customers or suppliers or other third parties upon whose systems we rely may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In addition, any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also harm our business.

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

III.     Risks Related to the Financing of Our Business

Access to financing sources may not be available on favorable terms, or at all, which could adversely affect our ability to grow our business, financial condition and results of operations.

We will require access to financing including to refinance our facilities as they become due and the debt facilities relating to the Vessels and our access to financing will depend, in part, on:

•general market conditions;
•interest rates and the impact of inflation;
•ESG-related requirements and terms imposed by lenders;
•the market’s perception of our growth potential;
•our current debt levels;
•our ability to provide the requisite security to third party lenders including corporate guarantees;
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

If we are unable to access the credit markets, we could be required to defer or eliminate important business strategies and growth opportunities in the future. In addition, if there is prolonged volatility and weakness in credit markets, potential lenders may be unwilling or unable to provide us with financing that is attractive to us or may increase collateral requirements or may charge us prohibitively high fees in order to obtain financing. Consequently, our ability to access the credit markets in order to attract financing on reasonable terms, or at all, may be adversely affected. Investment returns on our assets and our ability to make acquisitions could be adversely affected by our inability to secure additional credit financing on reasonable terms, if at all.

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

As of December 31, 2024, we had outstanding gross long-term debt of $1,321.7 million, and interest commitments on long-term debt of $300.3 million. Our primary debt facilities are (i) $570.0 million reducing revolving credit facility with a maturity date of December 2029 and an interest rate of the Secured Overnight Financing Rate (“SOFR”) plus 200 basis points with a syndicate of banks financing five of our Vessels (ii) a $520 million term loan facility which was amended for a $200 million upsize term loan facility with maturity in May 2029 and carries interest at SOFR plus a margin of 200 basis points with a syndicate of banks financing six of our Vessels, and (iii) the pre-delivery credit facility, with affiliates of Huaxia Financial Leasing Co. Ltd ("Huaxia"), in respect of the GAIL Sagar which was delivered to CoolCo in January 2025. In addition, we have entered into sale and leaseback arrangements with a subsidiary of Huaxia whereby the Kool Tiger was sold to Huaxia for $179.5 million and leased back to us on a 10 year lease term.

For more information regarding our long-term debt and lease liabilities, including applicable interest rates, maturity dates and security interests, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Facilities.” Our debt level could have important consequences to us, including the following:

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

Our ability to service or refinance our debt and secure new debt facilities for vessels we may acquire will depend on, among other things, our future financial and operating performance as well as the overall credit worthiness of our customer base, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, the ongoing war in Ukraine, the consequences of global pandemics, global inflation and other factors have negatively impacted, and may contribute to continued volatility in, global economic activity, demand for energy (including LNG, natural gas and LNG shipping related services) and funds flows and sentiment in the global financial markets, and could significantly impact our ability to obtain additional debt financing.

Our major debt facilities mature in 2029, and we anticipate we will need to refinance this indebtedness in advance of maturity. Our ability to refinance such debt on available terms will depend on our business condition and results of credit markets at that time.

The volatility of the global financial markets and uncertain economic conditions may adversely impact our financial condition, and ability to obtain financing or refinance our existing and future credit facilities on acceptable terms, which may negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Global financial markets experienced volatility and a steep and abrupt downturn followed by a recovery, which volatility may continue as a result of the ongoing conflicts in the Middle East and the war in Ukraine and government responses thereto. Disruptions in the credit and financial markets in the United States and worldwide may reduce our ability to access capital, including our ability to issue additional equity at prices that will not be dilutive to our existing shareholders or issue equity at all, and negatively affect our liquidity in the future. Economic conditions may also adversely affect the market price of our common shares.

Increased volatility in the financial markets could make the availability and cost of obtaining money from the public and private equity and debt markets more difficult. Lenders may increase margins, enact tighter lending standards, refuse to refinance existing debt at all or on terms similar to current debt and reduce or cease to provide funding to borrowers and other market participants, including equity and debt investors. Some lenders may be unwilling to invest on attractive terms or even at all. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, or that we will be able to refinance our existing and future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due, or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In addition, following an ultra-low interest rate period since the 2008 financial crisis, interest rates and credit spreads have reverted to higher levels. Such tightening of the credit market could adversely impact our ability to maintain investment returns and/or affect the investment returns of future opportunities.

All of our financing agreements are secured by our Vessels and contain operating and financial restrictions and covenants that may restrict our business, financing activities and ability to pay dividends to our shareholders.

Our obligations under certain of our financing arrangements are secured by various forms of collateral, including vessel mortgages, corporate guarantees, cash account assignment contracts and certain of our financing arrangements are guaranteed by our subsidiaries holding the interests in our Vessels. Such loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;
•declare and/or pay dividends;
•incur additional indebtedness; or
•make any capital expenditures.

Our financing arrangements also require us to maintain specific balance sheet ratios, including, as applicable, minimum amounts of available cash, minimum levels of shareholders’ equity and maximum net debt to total assets ratio, in addition to a maximum loan to value ratio in one of the facilities. If we failed to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements. Unless waived by our lenders, this could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell Vessels in our fleet or reclassify our indebtedness as current liabilities. Furthermore, it could allow our lenders to accelerate our indebtedness and foreclose their liens on our Vessels, which could result in the loss of our Vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business. Refinanced credit facilities and future credit facilities may also contain financial and operating covenants that are more restrictive than our current financial covenants.

Events beyond our control, including changes in the economic and business conditions in the industry in which we operate, interest rate developments, changes in the funding costs of our banks and changes in our Vessel earnings may affect our ability to comply with these covenants. We were in compliance with all covenants as of the date of this Annual Report, but cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

Failure to maintain sufficient working capital could limit our growth and harm our business, financial condition and results of operations.

Differences between the date when we pay our suppliers and the date when we receive payments from our customers may adversely affect our liquidity and our cash flows. We expect our working capital needs to increase as our business increases. If we do not have sufficient working capital, we may not be able to pursue our growth strategy, respond to competitive pressures or fund key strategic initiatives, such as the expansion of our fleet, which may harm our business, financial condition and results of operations.

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

Due to a portion of our expenses being incurred in currencies other than the U.S. dollar, our expenses may, from time to time, increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar, the Norwegian Kroner, the British Pound, the Euro and the Malaysian Ringgit which could affect the amount of net income that we report in future periods. In the future, we may use financial derivatives to hedge some of this currency exposure.

We currently do not hedge against currency fluctuations and unfavorable fluctuations in foreign currency exchange rates may adversely affect our financial condition and results of operation. We may implement a currency hedging strategy; however, the use of financial derivatives involves certain risks, including the risk that such hedges are not effective in addressing all of our currency exchange rate risks, the risk that additional collateral is demanded, losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our business, financial condition and results of operations.

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

Many governmental bodies have adopted, or are considering the adoption of, international, treaties, national, state and local laws, regulations and frameworks to reduce greenhouse gas emissions due to the concern about climate change. These measures in various jurisdictions include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. While such costs are typically indemnified by the charterers when on charter, they have the risk of becoming prohibitively expensive over time and adversely affecting the marketability of certain vessels.

In November 2016, the Paris Agreement, which resulted in commitments by 197 countries to reduce their greenhouse gas emissions with firm target reduction goals, came into force and could result in additional regulation on shipping. The IMO has been developing a comprehensive strategy on reduction of greenhouse gas emissions from ships with a target to decarbonize the industry by 2050. In addition, several non-governmental organizations and institutional investors have undertaken campaigns with respect to climate change, with goals to minimize or eliminate greenhouse gas emissions through a transition to a low- or zero-net carbon economy.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market. On December 18, 2022, the European Parliament formally agreed to include the maritime sector beginning in 2024. Effective January 2024, the E.U. Emissions Trading System (the “EU ETS”) was extended to cover CO2 emissions from all ships of 5,000 gross tonnage and above entering EU ports, regardless of the flag they fly. The system covers: a) 50% of emissions from voyages starting or ending outside of the EU (allowing the third country to decide on appropriate action for the remaining share of emissions) and b) 100% of emissions that occur between two EU ports and when ships are within EU ports. The EU ETS covers CO2 (carbon dioxide), CH4 (methane) and N2O (nitrous oxide) emissions, but the two latter only as from 2026. Shipping companies will need to surrender to the relevant EU authorities the allowances that correspond to the emissions covered by the system. These allowances are normally purchased by the entity responsible for the purchase of bunkers, i.e., the charterers in the case of time charters. In the case of voyage charters, the cost of the allowances is normally included in the charter rate. Our actions in connection with the EU ETS regulation target CO2 emissions reductions by implementing and continuing to adopt measures to decarbonize our fleet and improve the Carbon Intensity Indicator and the minimization of financial impact by the inclusion of a clause in our charters which imposes an obligation on the charterer to cover the cost associated with the CO2 emissions generated during voyages to and from and within the EU.

From January 1, 2025, the EU adopted the FuelEU Maritime regulation ("FuelEU Maritime"). FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU/EEA. FuelEU Maritime includes a provision, among others, to gradually decrease over time the greenhouse gas intensity of fuels used by the shipping sector, by 2% in 2025 to as much as 80% by 2050. Further, as of January 1, 2025, the EU MRV Regulation 2015/757 was extended to cover offshore vessels and general cargo ships of over 400 gross tonnage. Shipping companies will need to buy allowances that correspond to the emissions covered by the system. Additional jurisdictions may adopt similar greenhouse gas emissions monitoring and reduction schemes in the future.

Compliance with laws, regulations and obligations relating to climate change, including as a result of such international negotiations, as well as the efforts by non-governmental organizations and investors, could increase our costs related to operating and maintaining our Vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emission.

Laws and regulations inside and outside the United States relating to climate change affecting the LNG and natural gas industry, including the use of natural gas to generate electricity, growing public concern about the environmental impact of climate change and broader, economy-wide legislative initiatives to reduce or phase out the use of fossil fuels could adversely affect our business. For example, laws, regulations and other initiatives to shift electricity generation away from fossil fuels to renewable sources over time are at various stages of implementation and consideration and may continue to be adopted in the future in the markets in which we operate. Although it is our expectation that these efforts may reduce global demand for natural gas and increase demand for alternative energy sources in the long term, these changes may occur on a more accelerated basis than we currently project. In addition, future demand for natural gas may be adversely impacted if technologies to capture and sequester carbon emissions are not commercialized. We cannot predict with certainty the likelihood of this or other climate scenarios. Any long-term material adverse effect on the LNG and natural gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our Vessels is affected by the requirements set forth in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability under our existing contracts, our existing insurance coverage for our affected Vessels may be invalidated or the availability of insurance coverage may decrease, and such issues may result in a denial of access to, or detention in, certain ports.

Regulations relating to ballast water discharge may adversely affect our costs and profitability.

The IMO has imposed guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention, or IOPP renewal survey, existing vessels constructed before September 8, 2017 must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. In addition, we are subject to ballast water management regulations in certain jurisdictions where our Vessels operate. However, if these regulations are amended, such amendments may require us to incur costs to comply with the changes, which increased costs may adversely impact our profitability. All our Vessels have installed ballast water treatment systems.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act 2010, the Bermuda Bribery Act 2016 and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business, financial condition and results of operations.

We are subject to anti-corruption laws and regulations worldwide, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 (“U.K. Bribery Act”) and the Bermuda Bribery Act 2016 (“Bermuda Bribery Act”), which generally prohibit companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business or other benefits. Some of the jurisdictions in which we currently, or may in the future, operate may present heightened risks for corruption. Although we have adopted policies and procedures that are designed to ensure that we, our employees and other intermediaries comply with applicable anti-corruption laws, including the FCPA, the U.K. Bribery Act and the Bermuda Bribery Act, it is highly challenging to adopt policies and procedures that ensure compliance in all respects with such laws, particularly in high-risk jurisdictions. Developing and implementing policies and procedures is a complex endeavor. These policies and procedures may not work effectively all of the time or protect us against liability under anti-corruption laws and regulations, including the FCPA, the U.K. Bribery Act and the Bermuda Bribery Act for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.

If we are not in compliance with anti-corruption laws and regulations, including the FCPA, U.K. Bribery Act and the Bermuda Bribery Act we may be subject to costly and intrusive criminal and civil investigations as well significant potential criminal and civil penalties and other remedial measures, including changes or enhancements to our procedures, policies and control, as well as potential personnel change and disciplinary actions. In addition, non-compliance with anti-corruption laws could constitute a breach of certain covenants in operational or debt agreements, and cross-default provisions in certain of our agreements could mean that an event of default under certain of our commercial agreements could trigger an event of default under our other agreements, including our debt agreements. Non-compliance may also give customers under certain charters the right to terminate. Any adverse finding against us could also negatively affect our relationship with current and potential customers as well as our reputation generally. The occurrence of any of these events could have a material adverse impact on our business, results of operations, financial condition, liquidity and prospects.

We are subject to numerous governmental export, trade and economic sanctions laws and regulations. Our failure to comply with such laws and regulations could subject us to liability and have a material adverse impact on our business, results of operations or financial condition.

We conduct business throughout the world, and our business activities and services are subject to various applicable import and export control laws and regulations of the U.S., EU and other jurisdictions in which we do or seek to do business. We must also comply with applicable U.K., U.S. and EU trade and economic sanctions laws. For example, when Russia invaded Ukraine in February 2022, the EU, U.S., and certain other countries imposed significant sanctions and export controls against Russia, Belarus and certain individuals and entities connected to Russian or Belarusian political, business and financial organizations, and have continued to impose further sanctions and trade restrictions. Although we take precautions to comply with all such laws and regulations, violations of governmental export control and economic sanctions laws and regulations could result in negative consequences to us, including government investigations, sanctions, criminal or civil fines or penalties, more onerous compliance requirements, loss of authorizations needed to conduct aspects of our international business, reputational harm and other adverse consequences. Moreover, it is possible that we could invest both time and capital into a project involving a country or counterparty that may become subject to sanctions. Additionally, our financing arrangements and certain other contracts obligate us to comply with UN, U.S., EU, U.K., Norwegian and Bermudian sanctions laws and regulations. If any of our counterparties or jurisdictions where we do business becomes subject to sanctions as a result of these laws and regulations or otherwise, we may face an array of issues, including, but not limited to: having to abandon the related service, being unable to recuperate prior invested time and capital or being subject to lawsuits, investigations or regulatory proceedings that could be time-consuming and expensive to respond to and which could lead to criminal or civil fines or penalties.

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

Compliance with current or future privacy, information security and data protection laws, rules and regulations (including those regarding security breach notification) affecting customer (which may be broadly construed to include business-to-business contacts) or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services (such as products or services that involve sharing information with third parties). Additionally, regulators may attempt to assert authority over our business in the area of privacy, information security and data protection. If our suppliers also become subject to new and additional laws, rules and regulations in more stringent and expansive jurisdictions, this could result in increasing costs to our business. We cannot predict the effect that compliance with any such laws or regulations may have on our operating environment.

Because the interpretation and application of many privacy and data protection laws, rules and regulations along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions and platform capabilities, which could adversely impact our business by requiring us to change our business activities or modify our solutions and platform capabilities and result in significant fines, lawsuits and other claims and penalties. Many of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. For instance, in the European Economic Area, we are subject to the General Data Protection Regulation 2016/679, ("GDPR"); in Bermuda, we are subject to the Personal Information Protection Act 2016 ("PIPA"), and in the United Kingdom, we are subject to the U.K. data protection regime consisting primarily of the U.K. General Data Protection Regulation and the U.K. Data Protection Act 2018, (collectively referred to as the "U.K. GDPR") each of which imposes strict requirements on data processing and provides for robust regulatory enforcement and sanctions for noncompliance.

The GDPR and the U.K. GDPR regimes enable competent authorities to issue fines up to the greater of €20 million (£17.5 million), or 4% of global annual turnover. Such penalties are in addition to any civil litigation claims by data controllers, data processors and data subjects. Further, a breach of PIPA could lead to criminal prosecutions brought by the Government of Bermuda either as summary or indictable offences. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, rules, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit growth and otherwise adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, rules, regulations and policies that are applicable to our businesses may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our solutions, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, rules and information security, our business may be harmed.

V.     Risks Related to Tax Matters and Our Organization and Structure

As a U.K. tax resident, any change in tax status or any change in U.K. tax laws, including corporation tax, could adversely impact our tax liability.

A company which is resident in the U.K. for U.K. corporation tax purposes is subject to U.K. corporation tax in respect of its worldwide income and gains. While we are not incorporated in the U.K., we are nevertheless treated as being resident in the U.K. for U.K. corporation tax purposes since our central management and control are exercised in the U.K.. Specifically, we opened a U.K. establishment on May 1, 2024 and have been a U.K. tax resident effective from the same date. The directors and officers of CoolCo will manage our affairs so that we remain exclusively resident in the U.K. for U.K. tax purposes.

Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. However, His Majesty’s Revenue and Customs (“HMRC”) or another jurisdiction could challenge our tax residence status. Further, to the extent our U.K. tax residency status changes, or U.K. corporation tax laws, or their interpretation, change, we may be required to pay higher corporation tax and incur a higher tax liability, which may adversely impact our business, financial condition and results of operations. Additionally, other jurisdictions could assert our tax residence there depending on the applications of their laws from time to time our central management and control activities.

Furthermore, portions of our business are operated by companies that are within the U.K. tonnage tax regime. To the extent the U.K. tonnage tax laws, or their interpretation, change; or we do not continue to meet the applicable qualification requirements; or if tax treaties are changed or revoked, we may be required to pay higher tax in the U.K., which may adversely impact our business, financial condition and results of operations.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate (possibly with retroactive effect), which could require us to pay additional tax amounts, fines or penalties, surcharges and interest charges for past amounts due, the amounts and timing of which are difficult to discern. Failure to comply with all local tax rules and regulations may subject us to penalties and fines. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development (the “OECD”), including the imposition of a minimum global effective tax rate of 15% for multinational businesses with consolidated annual revenues of at least EUR 750m ("Pillar Two"). Qualifying international shipping income is excluded from many aspects of Pillar Two if certain requirements are met, which may minimize the tax effect on qualifying shipping companies. Various countries in which we (or one of our “constituent entities”, as determined consistently with Pillar Two) operate have drafted, or enacted, legislation to implement Pillar Two, including Bermuda, the U.K. and Norway. The application of Pillar Two continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. Any of the tax issues described above may materially and adversely impact our operating activities, effective tax rate, deferred tax assets, operating income and cash flows.

As a Bermuda exempted company, our operations may be subject to Bermuda tax requirements in the future should economic substance requirements be changed or if Bermuda no longer recognizes our U.K. establishment.

The OECD has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. According to the OECD, Bermuda is a jurisdiction that has substantially implemented the internationally agreed tax standard and as such is listed on the OECD “whitelist”. However, we are not able to predict whether any changes will be made to this classification or whether any such changes will subject us to additional taxes. Our business and results of operations could be significantly and negatively affected if we were to become subject to taxation in Bermuda, or another jurisdiction implements changes due to being incorporated in Bermuda.

In 2017, the European Union Economic and Financial Affairs Council released a list of non-cooperative jurisdictions for tax purposes. The stated aim of this list, and accompanying report, was to promote good governance worldwide in order to maximize efforts to prevent tax fraud and tax evasion. Bermuda was not on the list of non-cooperative jurisdictions but did feature in the 2017 report (along with approximately 40 other jurisdictions) as having committed to address concerns relating to economic substance by December 31, 2018. In accordance with that commitment, Bermuda enacted legislation that requires certain entities in Bermuda engaged in “relevant activities” to maintain a substantial economic presence in Bermuda and to satisfy economic substance requirements. The list of “relevant activities" includes carrying on as a business any one or more of: banking, insurance, fund management, financing, leasing, headquarters, shipping, distribution and service center, intellectual property and holding entities. Any entity that must satisfy economic substance requirements but fails to do so could face automatic disclosure to competent authorities in the EU of the information filed by the entity with the Bermuda Registrar of Companies in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.

Further, in the 2023 Budget, the Bermuda government announced the formation of an International Tax Working Group consisting of specialists in international tax matters and representatives of various bodies whose members may be directly impacted by such to examine how Bermuda can appropriately implement the Global Minimum Tax initiative. The Working Group reported its findings and provided recommendations to the Bermuda Government in July 2023. After public consultations in 2023, the Bermuda House of Assembly passed the Corporate Income Tax Act, 2023 (the “CIT Act”) and this was also passed by the Senate on December 18, 2023. The CIT Act became fully operative with respect to the imposition of corporate income tax on January 1, 2025.

Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of MNE groups with EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (“Bermuda Constituent Entity Group”). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (i) 15% of the net taxable income of the Bermuda Constituent Entity Group less (ii) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which were developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce. Bermuda will continue to monitor further developments around the world as other jurisdictions address the OECD’s standards.

Unless the CIT Act applies, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended) (the “EUTP Act”) that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income, or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not, until March 31, 2035, be applicable to us or to any of our operations or to our shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or is payable by us in respect of real property owned or leased by us in Bermuda. We however note that this assurance is overridden by the CIT Act, with effect from January 1, 2025.

At present, we do not believe that we have carried out a “relevant activity” within the definition of the new Bermuda economic substance requirements. Additionally, we do not believe our operations are subject to such economic substance requirements due to our U.K. tax residency. We however cannot assure you we will not be subject to Bermuda tax in the future if our U.K. tax residency is not exempted from Bermuda’s economic substance requirements and/or if there are changes to such economic substance requirements and/or Bermuda ceases to recognize our U.K. tax residency. The imposition of a Bermuda corporate income tax could, if applicable to the Company, have a material adverse effect on the Company’s financial condition and results of operations.

As a Bermuda exempted company with subsidiaries in the Republic of the Marshall Islands and Liberia, future legislation enacted in either country in response to the EU's review of harmful tax competition could adversely affect our operations.

In March 2019, the Council published a list of non-cooperative jurisdictions for tax purposes (the "2019 Conclusions"). In the 2019 Conclusions, the Republic of the Marshall Islands, among others, was placed by the EU on the list of non-cooperative jurisdictions for failing to implement certain commitments previously made to the EU by the agreed deadline. However, it was announced by the Council in October 2019 that the Marshall Islands had been removed from the list of non-cooperative jurisdictions. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs. In February 2023, the Marshall Islands was once again placed on the list of non-cooperative jurisdictions because they were found to be lacking in the enforcement of economic substance requirements but was subsequently removed in October 2023. The European Commission has stated it will continue to support member states’ efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in non-cooperative jurisdictions.

We have subsidiaries registered in the Republic of the Marshall Islands and Liberia. Although the Marshall Islands have enacted economic substance regulations in response to the 2019 Conclusions, our active subsidiaries are considered non-relevant entities for the purposes of such regulations because they are managed and controlled by companies that are U.K. tax residents. Additionally, Liberia at present has not yet implemented any similar economic substance requirements. In the future, if any changes to similar legislation become applicable to us and we fail to comply with our obligations under such legislation or any similar law, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we do not know (i) if the EU will add back the Marshall Islands and Liberia to the list of non-cooperative jurisdictions which may result in the enactment of new economic substance legislation in the future, (ii) how quickly the EU would react to any changes in legislation of the Marshall Islands and Liberia or (iii) how EU banks or other counterparties will react while we or our subsidiaries remain as entities organized and existing under the laws of the Marshall Islands and Liberia. The effect of the EU list of non-cooperative jurisdictions, and any noncompliance by us with any future legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial condition and results of operations.

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

Based on the foregoing, we believe that we were not a PFIC with respect to any prior taxable year. However, there can be no assurance that we will not become a PFIC for the current taxable year or any future taxable year as a result of changes in our operations or assets or as a result of changes in the U.S. federal income tax law.

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

Under the U.S. Internal Revenue Code of 1986 as amended, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code (“Section 883”) and the applicable Treasury Regulations promulgated thereunder or an applicable income tax treaty as described below.

We believe that we qualify for the benefits of the United States-United Kingdom Income Tax Convention (the “U.S.-U.K. Treaty”) with respect to 2024 and accordingly are exempt from U.S. federal income tax on income that is subject to the U.K. tonnage tax. However, there are factual circumstances beyond our control that could cause us not to be eligible for the benefits of the U.S.-U.K. Treaty or the benefit of the tax exemption under Section 883 and thereby be subject to U.S. federal income tax on our U.S. source income. Therefore, although we expect to use reasonable efforts to determine whether we can qualify for the benefits of the U.S.-U.K. Treaty or the tax exemption under Section 883, we can give no assurances that either tax exemption will apply to us or to any of our subsidiaries.

If we or our subsidiaries are not entitled to the benefits of the U.S.-U.K. Treaty or the exemption under Section 883 of the Code for any taxable year, we or our subsidiaries could be subject for those years to a 4% U.S. federal income tax on 50% of the gross shipping income we or our subsidiaries derive during the year that are attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

To the extent the U.S. federal income tax laws or other U.S. tax laws change or new U.S. tariffs are introduced, we may be required to pay higher or additional U.S. federal income tax or other U.S. taxes or new tariffs or duties on or related to the gross shipping income we or our subsidiaries derive that is attributable to the transport of cargoes to or from the United States, adversely impacting our results of operations. Further, as our customers determine whether our Vessels will transport cargo to and from the United States, we cannot control the extent to which our shipping income would be subject to U.S. taxes.

Because our offices and substantially all of our assets are outside the U.S., our shareholders may not be able to bring a suit against us, or enforce a judgment obtained against us in the United States.

We, and all of our subsidiaries, are incorporated in jurisdictions outside the U.S. and all of our assets and those of our subsidiaries are located outside the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible for U.S. investors to serve process within the U.S. upon us, our subsidiaries, or our directors and officers, or to enforce a judgment against us for civil liabilities in U.S. courts. In addition, courts in the countries in which we or our subsidiaries are incorporated or where our or our subsidiaries’ assets are located may not enforce judgments of U.S. courts obtained in actions against us or our subsidiaries based upon the civil liability provisions of applicable U.S. federal and state securities laws, or would enforce, in original actions, liabilities against us or our subsidiaries based on those laws.

Because we are a Bermuda exempted company, the rights of shareholders and duties of directors are governed by Bermuda law and will differ from those of a U.S. company.

Because we are a Bermuda company, the rights of holders of our common shares will be governed by Bermuda law and our bye-laws, as may be amended or restated from time to time. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the exculpation and indemnification of directors and shareholder lawsuits.

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

Under Bermuda law, our directors and officers are required to disclose to our Board of Directors any material interests they have in any contract entered into by the Company or any of its subsidiaries with third parties. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with the Company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our Board of Directors, and may vote on the approval of a material contract, notwithstanding that he or she has a material interest. Our bye-laws allow a majority of the Board of Directors to approve such interested director to vote in respect of any such contract or arrangement in which he or she is interested.

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

The choice of forum provision contained in our bye-laws may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or its directors, officers or other employees, which may discourage such lawsuits against the Company and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to the Company could find the choice of forum provision contained in our bye-laws to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there is no assurance that the courts in Norway and Bermuda, and other courts within the United States, would reach a similar determination regarding the choice of forum provision contained in our bye-laws. If the relevant court were to find the choice of forum provision contained in our bye-laws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations.

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

As a public company, we need to comply with laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act, related regulations of the Securities and Exchange Commission (the “SEC”), including filing interim and annual financial statements, and the requirements of the NYSE. Complying with these statutes, regulations and requirements may absorb a significant amount of time of our Board of Directors and management and significantly increase our costs and expenses, as we need to:

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
•establish and maintain internal policies, such as those relating to insider trading; and
•involve and retain to a greater degree outside counsel and accountants in the above activities.

Being a public company requires a significant commitment of resources and management oversight that increases our costs and places a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting until as late as our annual report for the fiscal year ending December 31, 2027. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, operated or reviewed or that discloses a material weakness identified by our management in our internal control over financial reporting. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

An active, liquid and orderly trading market for our common shares may not be maintained in the U.S., and our share price may be volatile. Additionally, future sales of our common shares could cause the market price of our common shares to decline and could lead to a loss of all or part of a shareholder's investment.

An active, liquid and orderly trading market in the U.S. for our common shares may not be maintained. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common shares could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common shares, shareholders could lose a substantial part or all of their investment in our common shares.

The following factors, among others, could affect our share price:
•our operating and financial performance;
•quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•the public reaction to our press releases, our other public announcements and our filings with the SEC;
•strategic actions by our competitors;
•quarterly variations in our declared dividends;
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

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common shares. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common shares, or both. Any preference shares, if any are issued, would have a preference on liquidating distributions and dividend payments, which could limit our ability to make a dividend distribution to the holders of our common shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control. As a result, we cannot predict or estimate the amount, timing or nature of our future offerings, and purchasers of our common shares bear the risk of our future offerings reducing the market price of our common shares and diluting their ownership interest in our company.

We cannot assure that we will declare and pay dividends on our common shares in the future, and the indebtedness covenants in our financing arrangements limit our ability to pay dividends on our common shares.

While we have declared dividends on our shares in 2023 and 2024, we recently announced a suspension in dividend payments. Therefore, there is no assurance as to any future dividend payments, including as to when we may resume dividend payments. Any determination to declare and pay dividends to holders of our common shares will be at the discretion of our Board of Directors and will depend upon many factors, including our financial condition, results of operations, financial projections, liquidity forecast, earnings forecast, legal requirements, covenant compliance, restrictions in our existing and any future debt agreements and other factors that our Board of Directors deems relevant. Our financing arrangements, including our existing credit facilities, place certain limitations on our ability to pay cash dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common shares or as to the amount of any such dividends. In addition, our historical results of operations, including cash flows, are not indicative of future financial performance, and our actual results of operations could differ significantly from our historical results of operations.

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

Subject to limited exceptions, all of our common shares outstanding are freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”), which may be resold in accordance with Rule 144 or a registration statement filed with the SEC or pursuant to Regulation S under the Securities Act.

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

As a foreign private issuer, we are not subject to the same disclosure and procedural requirements as domestic U.S. registrants under the Exchange Act. For instance, we are not required to prepare and file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, we are not subject to the proxy requirements under Section 14 of the Exchange Act, and we are not required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, our officers, directors and significant shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are permitted to disclose compensation information for our executive officers on an aggregate, rather than an individual, basis because individual disclosure is not required under Bermuda law. We have and intend to continue to furnish our shareholders with annual reports containing financial statements audited by our independent auditors and to make available to our shareholders quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

Rule 303A.01 of the NYSE corporate governance listing rules requires listed companies to have, among other things, a majority of independent board directors. As a foreign private issuer, however, we are permitted to, and we may, follow home country practice in lieu of the above requirement, under which there is no requirement that a majority of our directors be independent. See “Item 6. Directors, Senior Management and Employees – C. Board Practices.”

We could lose our foreign private issuer status under U.S. securities laws. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. We would then also be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may then also be required to modify certain of our policies to comply with governance practices followed by U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we would then lose our ability to rely upon exemptions from certain corporate governance requirements on NYSE that are available to foreign private issuers.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements that apply to other public companies.

We are classified as an “emerging growth company” under the Jumpstart Our Business Startups Act ("JOBS Act"). For as long as we are an emerging growth company, which may be up to five full fiscal years through 2027, unlike other public companies, we will not be required to, among other things: (i) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; or (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer. We expect to remain an emerging growth company for up to five years through 2027, although we will lose that status sooner if we have more than $1.235 billion of revenues in a fiscal year, have more than $700.0 million in market value of our common shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

Our significant shareholders may have interests that are different from the interests of our other shareholders and we may enter into transactions with related parties in the future. Association with any of our shareholders may have an impact on our operations. Geopolitical risks that may affect significant shareholders may in turn impact the Company.

Our significant shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, EPS owns approximately 58.2% of our issued and outstanding shares. There may be real or apparent conflicts of interest with respect to matters affecting EPS and its affiliates whose interests in some circumstances may be adverse to our interests.

For so long as EPS maintains a controlling interest in our common shares, it will be able to control the composition of our Board of Directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, it will have the ability to exercise significant influence and control with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as EPS continues to own a controlling interest in our common shares, it may be able to cause or prevent a change of control of the Company or a change in the composition of our Board of Directors and could preclude any unsolicited acquisition of the Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your common shares as part of a sale of the Company and ultimately might affect the market price of our common shares.

EPS and its affiliates engage in a broad spectrum of activities, including in the LNG and shipping industries. In the ordinary course of its business activities, EPS may engage in activities where its interests conflict with our interests or those of our shareholders. For example, it may compete with us and pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, EPS may have an interest in our pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to us and our shareholders. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm’s-length negotiations with unaffiliated third parties.

We have no control over the shareholders who own securities in the Company and we may face additional risks and challenges as a result of the identities of our shareholders, whether they are significant shareholders or not.

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
•declines in demand for LNG or the services of LNGCs and rates in the market;
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

Our ability to repurchase our shares is subject to various limitations, and we may not conduct share repurchases in the future.

We may, from time to time, engage in share repurchases. However, our ability to repurchase our ordinary shares is subject to various factors, including our financial position, cash flow generation, our ability to renew time charters at economical rates, general economic and market conditions, and the approval of our Board of Directors. There can be no assurance that we will undertake share repurchases in the future or that any repurchases will have a positive impact on our share price.

Additionally, we may be subject to legal and regulatory restrictions in the Norwegian and U.S. markets where our securities trade, which could limit or prohibit share repurchases. Any share repurchases could also be affected by tax consequences, compliance with our financing agreements and other compliance obligations.

If we do repurchase shares, investors should not assume that we will continue to do so on an ongoing basis. Any decision to suspend or terminate share repurchases could result in volatility in our share price, and investors may not realize any anticipated benefits from such programs.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

CoolCo was incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 our operations were limited to maintaining corporate existence, including the incurrence of bank charges, financing fees and professional services. In early 2022, CoolCo began engaging in the acquisition, ownership, operation and chartering of LNGCs, and the management of third party vessels. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange "NYSE" under, respectively, the symbols “CLCO:OSL” and “NYSE:CLCO”.

On January 26, 2022, we, then as a subsidiary of Golar, entered into a share purchase agreement and related agreements (the “Vessel SPA”) under which we acquired the Golar Seal, Kool Crystal, Kool Ice, Kool Husky, Kool Frost, Kool Glacier, Kool Blizzard and Kool Kelvin (the "Original Vessels") and The Cool Pool Limited from Golar for a purchase price of $145 million for each vessel, subject to working capital and debt adjustments. In connection with the acquisition of the Original Vessels, we entered into a Senior Secured Sustainability Linked Amortizing term loan of $570 million ("the $570 million bank facility"), due to mature in 2027 with a syndicate of banks, which refinanced debt of the existing sale and leaseback loans. Specifically, following completion of the transactions contemplated under the Vessel SPA on April 5, 2022, the existing sale and leaseback loans were refinanced, except for the sale and leaseback loans secured over the Kool Ice and Kool Kelvin which were assumed by us. The net aggregate amount of purchase consideration was $346.2 million which comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to the Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing and $6.6 million cash consideration paid pursuant to the ManCo SPA (as described below).

On February 2, 2022, we raised gross proceeds of $275 million in a private placement to investors including EPS (the “Private Placement”). The proceeds were used to finance the acquisition of the eight Original Vessels. The common shares were listed on the Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, we completed our listing of common shares on the Euronext Growth Oslo.

On June 30, 2022, we entered into various agreements (the “ManCo SPA”) with Golar to purchase Golar's LNGC and FSRU management organizations. Golar and CoolCo entered into the ManCo SPA (as contemplated in the ManCo Agreement), pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries, which comprised of four entities: Cool Company Management Ltd ("Cool UK"), Cool Company Management d.o.o. ("Cool Croatia"), CoolCo Management Sdn bhd. ("Cool Malaysia") and Cool Company Management AS (“Cool Norway”), including agreements to manage third parties' vessels, for a purchase price of $5.0 million, with working capital adjustments of approximately $1.6 million. As part of the terms of the ManCo SPA, CoolCo and Golar also entered into a Transitional Services Agreement pursuant (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

On November 7, 2022, we completed a private placement of shares including a primary offering and a secondary offering of existing shares by Golar (the “Second Private Placement”). This Second Private Placement consisted of (a) a $170 million primary offering; and (b) a $100 million secondary offering of existing shares by Golar. The Company used the net proceeds from the primary offering to finance the equity portion of the purchase of an additional four vessels (as described below).

On November 10, 2022, pursuant to a Master Sale Agreement (the “MSA”) we acquired four special purpose vehicles which own contracted LNGCs, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (collectively, the “Acquisition Vessels”), from Quantum Crude Tankers Ltd (“QCT”), an affiliate of EPS, for an aggregate purchase price of approximately $662.8 million. We financed the purchase price with the proceeds from the primary offering and assumed debt of $520 million (the "$520 million term loan facility").

On February 20, 2023, CoolCo entered into an agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”) for the sale of one of the Original Vessels the Golar Seal for $184.3 million. The transaction closed upon redelivery of the vessel from its then current charter on March 22, 2023.

On February 28, 2023, Golar sold all (but one share) of its remaining shareholding interest in the Company (4,463,845 common shares) to EPS. Following Golar’s sale, EPS owned approximately a 58.2% interest with a total of 31,254,390 shares, with public shareholders holding approximately a 41.8% interest.

On June 28, 2023, bank approval was obtained for a $70 million increase in the $570 million bank facility and a reduction in the facility's interest rate margin over the Secured Overnight Financing Rate ("SOFR"). The incremental debt funding was drawn on June 30, 2023 to fund the previously announced LNGE upgrades of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction and air lubrication systems.

On June 28, 2023, the Company exercised its option to acquire newbuilding contracts from affiliates of EPS for two state-of-the-art newbuild 2-stroke MEGA LNG vessels (the "Newbuild Vessels"). The Newbuild Vessels were delivered as scheduled from Hyundai Samho Heavy Industries ("HHI") in the Republic of Korea towards the end of 2024 and start of 2025 (as described below).

On October 18, 2023, we entered into agreements with affiliates of Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Newbuild Vessels.

On March 22, 2024, the Company and a group of lenders under the $520 million term loan facility maturing in May 2029, signed an amendment for a $200 million upsize of this term facility (the "upsized TLF May 2029"), on a delayed drawdown basis, in anticipation of the maturity of the two existing sale and leaseback facilities (Kool Ice and Kool Kelvin) during the first quarter of 2025. On November 13, 2024, the draw down of $200.0 million was made on the upsized TLF May 2029 to exercise the repurchase of Kool Ice and Kool Kelvin from their existing sale and leaseback facilities.

On October 18, 2024, the Company took delivery of one of the Newbuild Vessels, the Kool Tiger from HHI and simultaneously entered into a sale and leaseback financing arrangement with Huaxia. Under this financing arrangement, we have options to repurchase the Kool Tiger during the ten-year lease period and an obligation to repurchase the vessel at the end of the lease period. The sale and leaseback facility matures in October 2034.

On November 21, 2024, the Company announced a share repurchase program that authorizes the Company to conduct buy-back shares at times when the Company’s common stock trades at a material discount to its Net Asset Value (“NAV”). Under the repurchase program, the Company may at its discretion, repurchase outstanding common shares worth up to approximately $40.0 million over the next two-year period. Repurchases under the share repurchase program may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. Repurchases are expected to be conducted through a combination of a non-discretionary plan during blackout periods and a discretionary plan during open trading windows in accordance with applicable securities laws. As of March 14, 2025 no share repurchases were made.

On December 13, 2024, the Company entered into a Senior Secured Reducing Revolving Credit Facility (the "RRCF”) of up to $570 million to modify the existing $570 million bank facility with the same syndicate of banks, while lowering the margin, extending its maturity to late 2029 and increasing the borrowing capacity by approximately $123.0 million.

On January 6, 2025, the Company took delivery of the other Newbuild Vessel, the GAIL Sagar from HHI and simultaneously entered into a sale and leaseback financing arrangement with Huaxia. Under the financing arrangement, we have options to repurchase the GAIL Sagar during the fourteen-year lease period and an obligation to repurchase the vessel at the end of the lease period. The sale and leaseback facility matures in January 2039. The GAIL Sagar commenced its previously announced 14-year time charter with GAIL (India) Limited ("GAIL") in early 2025.

For further information on important events in the development of our business, please see the section entitled “Item 4.B. Business Overview - Our Business.” For further information on our principal capital expenditures and divestitures, please see the section entitled “Item 5.B. Liquidity and Capital Resources.” We have not been the subject of any public takeover offers by any third party.

The Company is an exempted company limited by shares organized and existing under the laws of Bermuda pursuant to Bermuda law in general and to the Companies Act 1981 of Bermuda in particular (the “Companies Act”). The Company’s registration number in the Bermuda Registrar of Companies is 54129.

As of May 1, 2024, the Company registered as an overseas company with the Companies House in the United Kingdom (U.K.) having a U.K. establishment. The Companies House registration numbers for the overseas company and U.K. establishment are FC041669 and BR026787, respectively. The registered office address for the U.K. establishment is 7 Clarges Street, 5th Floor, London W1J 8AE, United Kingdom. The Company’s website can be found at www.coolcoltd.com.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.       Business Overview

CoolCo is a pure play LNG carrier with a fleet of 13 vessels and a well-balanced portfolio of short- and long-term charters with the world’s leading oil & gas, trading, and utility companies. In addition to organic growth from the Newbuild Vessels delivered in Q4 2024 and Q1 2025, CoolCo’s strategy includes ongoing assessment of growth opportunities through vessel acquisitions and potential consolidation in the fragmented LNG market.

Through its in-house LNG transportation and infrastructure management platform, CoolCo operates its own vessels and provides management services to third party owners. The Company benefits from the scale and support of Eastern Pacific Shipping Pte. Ltd ("Eastern Pacific Shipping"), an affiliate of its largest shareholder and the manager of one of the world’s largest independent shipping fleets. This affiliation strengthens CoolCo’s strategic position with shipyards, financial institutions, and deal flow access. CoolCo is committed to supporting global decarbonization and energy security.

Competitive Landscape

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, competition for LNG time charters one year or longer is based primarily on price, ship availability, size, age, technical specifications and condition, LNG shipping experience, quality and efficiency of ship operations, shipping industry relationships and reputation for safety performance, customer service and technical ability and reputation for operation of highly specialized ships. In addition, our Vessels may operate in the more volatile spot market that covers short-term charters of one year or less, or even single spot voyages.

Some of our customers, including LNG producers, commodity traders and international and national oil and gas companies, also control large fleets of LNGCs which are sometimes sublet in the market and may compete with independent owners like us.

Business Strategies

Our primary business objective is to build upon our strengths with a view to maximizing value for our shareholders by executing the following strategies:

•Capitalize on growing demand for LNG shipping. We may continue to expand our fleet in a measured manner that is consistent with forecasted growth demand for natural gas and LNG shipping. We continue to capitalize on opportunities to meet the growing industry demand for LNG transportation. Furthermore, we aspire to become a capital markets leader offering investors pure-play LNG shipping exposure. We believe we present an attractive business proposition to public shareholders and investors as the LNG shipping industry has experienced multiple peers exiting the public capital markets by being taken private.

•Expand our fleet through accretive acquisitions. We intend to grow our current fleet through timely and selective acquisitions of additional vessels at attractive valuations, such as the recent Newbuild Vessels. In evaluating potential acquisitions, we consider and analyze, among other things, our expectation of fundamental developments in the LNG shipping industry, the level of liquidity in the resale and charter market, vessel condition, technology, expected remaining useful life and technical specifications, as well as the overall strategic positioning of our fleet, customer needs and alternative uses for capital such as share repurchases. We believe our industry reputation and relationships will allow us to further expand our owned fleet either through industry consolidation, additional newbuilds or through the acquisition of modern secondhand ships to the extent that such acquisitions are accretive to fleet quality and future returns.

•Pursue a balanced chartering strategy. Consistent with our chartering strategy aimed at outperforming sector benchmarks over time, our Vessels have a balanced portfolio of short, medium and long-term time charters. We believe that this strategy maximizes returns on our investments, while achieving cash-flow visibility aligned with our capital structure. When evaluating chartering growth opportunities, we seek to assess the attractiveness of long, medium and short-term employment opportunities to maximize risk adjusted returns.

•Provide high-quality customer service. Our safety and operational track records have played a pivotal role in fostering our existing customer relationships and, we believe, will be critical in attracting new customers. We seek to adhere to the highest standards with regards to safety, reliability, efficiency and operational excellence as we execute our fleet expansion plans. We continue to be devoted to a “safety first” culture and strive to minimize the environmental impact of our assets through technical innovation and strong operational competencies. We believe maintaining the highest safety and technical standards will give us greater commercial opportunities to service new and existing customers.

•Pursue a proactive approach to reducing emissions and increasing efficiency. Drawing on our in-house management experience and technical know-how, we have a strong commitment to reducing emissions and increasing efficiency. This includes the use of digitalization, upgrading certain vessels during scheduled drydocking maintenance and working in close collaboration with charterers on voyage optimization. All the vessels in our fleet are fully compliant with new Energy Efficiency Existing Index (“EEXI”) regulations with an expected median Carbon Intensity Indicator (“CII”) efficiency rating of B. Since charterers pay for bunker fuel under LNG charters, they benefit from efficiency savings on our Vessels, which makes these more attractive than less efficient vessels.

•Seek to expand and diversify our customer base. We plan to maintain relationships with our current customer base and further cultivate relationships with a number of additional major energy companies, with an aim to supporting their growth programs and capitalizing on attractive opportunities these programs may offer. We believe our operational expertise, in combination with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial growth opportunities in the LNG industry.

Our Business

Current Fleet

As of March 14, 2025 our fleet consists of (i) nine modern TFDE LNGCs, namely the Kool Husky, Kool Crystal, Kool Frost, Kool Glacier, Kool Ice, Kool Kelvin, Kool Blizzard, Kool Boreas and Kool Baltic, (ii) two modern 2-stroke LNGCs, namely the Kool Orca and the Kool Firn, and (iii) two state-of-the-art newbuild 2-stroke MEGA LNGCs namely the Kool Tiger and the GAIL Sagar.

Our Vessels use fuel efficient propulsion and low boil-off technology and are compatible with most LNG loading and receiving terminals worldwide.

The details of our fleet as of the date of this Annual Report are as follows:

Vessel Name	Cargo capacity (cbm)	Containment system	Date Built	Shipyard(1)	Boil Off Rate (%)	Charter Expiration(2)	Charter Expiration if Option Declared (3)
Kool Husky (4)	160,000	Membrane (Mark III)	September 2014	SHI	0.10%	2028	N/A
Kool Crystal	160,000	Membrane (Mark III)	May 2014	SHI	0.10%	2026	N/A
Kool Frost	160,000	Membrane (Mark III)	October 2014	SHI	0.10%	2027	N/A
Kool Glacier (5)	162,000	Membrane (Mark III)	October 2014	HHI	0.10%	2026	N/A
Kool Ice	160,000	Membrane (Mark III)	February 2015	SHI	0.10%	2025	N/A
Kool Kelvin	162,000	Membrane (Mark III)	January 2015	HHI	0.10%	2027	N/A
Kool Blizzard	160,000	Membrane (Mark III)	January 2015	SHI	0.10%	2025	N/A
Kool Orca	174,000	Membrane (Mark III)	January 2021	HHI	0.085%	2028	2034
Kool Firn	174,000	Membrane (Mark III)	September 2020	HHI	0.085%	2027	2033
Kool Boreas	170,500	Membrane (NO96 Evo 2 GW)	April 2015	STX	0.125%	2028	2033
Kool Baltic	170,500	Membrane (NO96 Evo 2 GW)	January 2015	STX	0.125%	2028	2033
Kool Tiger	174,000	Membrane (Mark III)	October 2024	HHI	0.085%	2025	N/A
GAIL Sagar	174,000	Membrane (Mark III)	January 2025	HHI	0.085%	2039	2041

(1)     As used in this Annual Report, "SHI" means Samsung Heavy Industries, and "HHI" means Hyundai Samho Heavy Industries Co. Ltd and "STX" means STX Offshore & Shipbuilding Co.

(2) The expiration of our charters is considered the firm period known to the Company as of the date of this Annual Report, however these are generally subject to re-delivery windows ranging from 15 to 45 days before or after the expiration date.

(3) Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared and exercised (to their full extent) by the charterer for illustrative purposes.

(4) As of the date of the Annual Report, the Kool Husky has secured floating rate employment until 2028, starting in third quarter of 2025. The vessel will trade in the spot market from its redelivery at the end of first quarter of 2025 until its delivery onto this new time charter.

(5) As of the date of the Annual Report, the Kool Glacier has secured fixed rate employment for twelve months, starting from late April 2025.

Our Vessels are registered with the maritime register of the Republic of the Marshall Islands or Liberia. The Vessels are all compliant with EEXI/CII regulations which came into force in 2023, and we intend to reduce our fleetwide carbon intensity by 35% by 2030 compared to 2019. This goal would equate to a 45% reduction compared to 2008 estimates, exceeding the IMO target of 40%. The Vessels’ low Boil-Off Rate between 0.085% and 0.125% makes them among the most efficient LNGCs in operation and provides for a competitive advantage compared to similar vessels.

Most of our charters have fixed-rate structures where we are paid the agreed rate per day. We also enter into charters with a floating rate per day, under which our revenues are linked to a market index and subject to a floor and a cap.

Managed Fleet Overview

In addition to our fleet, we are also engaged in managing vessels owned by third parties. As of March 14, 2025 we managed two FSRUs and one LNGC.

Ship Time Charters – Overview

We provide the services of our owned ships under time charters. A time charter is a contract for the use of the ship for a specified term at a daily hire rate. Under a time charter, the ship owner provides crewing and other services related to the ship’s operation, the cost of which is covered by the hire rate, and the customer is responsible for substantially all of the ship voyage costs (including bunker fuel, port charges, canal fees and the LNG boil-off).

The majority of our Vessels are currently on time charters and we will seek to recharter such Vessels as their current charters expire and seek employment for those Vessels not currently on charter. The charters for the Vessels have staggered expiration dates (in some instances with the option for the charterers to extend), which reduces the risk of downward movements in cyclical LNG shipping rates. Our customers are typically LNG producers, commodity traders and end users. We expect that our fleet will likely be trading worldwide based on the supply and demand for LNG, existing liquefaction and regasification infrastructure and market conditions.

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

Under all of our time charters, the hire rate generally is a fixed fee which applies on a pro-rata basis; however, at times we may enter into charters where the hire rate is variable and is calculated as an average assessed using independently published weekly broker reports or an index subject to a cap and a floor. Under some of our other time charters, the hire rate is a flat fee which varies depending on the period of hire (such that each option period has a different hire rate) or on the place of last discharge.

The hire rates for each of our Vessels may be reduced if the ship does not perform to certain of its specifications or if we are in breach of our obligations under the charter. We have had no material instances of hire rate reductions since we acquired our Vessels.

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

Vessel Maintenance

Safety is our top priority and we expect to benefit from our commitment to safety and environmental protection. Our Vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to prevent incidents that threaten safety, such as groundings, fires, spills and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets to drive continuous improvement, and we review performance indicators frequently to determine if remedial action is necessary to reach our targets.

We are responsible for the technical management of our Vessels, and certain of our subsidiaries, affiliates and service providers assist us in managing our vessel operations, maintaining a technical department to monitor and audit our vessel manager operations and providing expertise in various functions critical to our operations. This affords an efficient and cost-effective operation and, pursuant to ship management and administrative services agreements with certain of our subsidiaries, access to human resources, financial and other administrative functions.

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

Risk of Loss, Insurance and Risk Management

General

The operation of any vessel has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries and/or war risk situations or hostilities (including re-routing of vessels due to such situations or hostilities or pandemics or piracy incidents). In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Our operations utilize a risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers’ competence training program, seafarers’ workshops and membership in emergency response organizations. We expect to benefit from our commitment to safety and environmental protection as certain of our subsidiaries, affiliates and service providers assist us in managing our vessel operations.

Marine and War Risks Insurance

We have obtained hull and machinery insurance on all our Vessels against marine and war risks, which include the risks of damage to our Vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our Vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We also have additional total loss coverage for each of our Vessels. This coverage, which is called increased value coverage, provides us additional coverage in the event of the total loss of a vessel.

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

The cover afforded for passengers and seafarers/crew risks combined is limited pursuant to Rule 53.2 of the Guidance to the Rules for Ships 2025 to $3 billion per incident for each vessel for any one event. The cover afforded for passenger risks is further limited to $2 billion per incident for each vessel for any one event. The current protection and indemnity insurance coverage for pollution is $1 billion per incident per vessel.

The 12 P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. We are a member of Gard P&I club. As a member, we are subject to a call for additional premium based on the club's annual claims record, as well as the annual claims record of all other members of the P&I club comprising the International Group.

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

For maintenance of the class certificate, regular and extraordinary surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Most vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

All insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies. Our Vessels are classed by DNV AS or Lloyd’s Register. These societies are members of the International Association of Classification Societies. All of our Vessels attained Institute for Supply Management (“ISM”) certification and are currently “in class.”

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

Governments also periodically revise their environmental laws and regulations or adopt new ones, and the effects of new or revised laws and regulations on our operations cannot be predicted. Future noncompliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our Vessels. We may also need to incur additional significant costs and liabilities to comply with current and future laws and regulations, and such laws and regulations could have a material effect on our operations. Similar or more stringent laws may also apply to our customers, including oil and gas exploration and production companies, which may impact demand for our services.

International environmental treaties and conventions as well as U.S. environmental laws and regulations that apply to the operation of our Vessels are described below. Other countries, including member countries of the European Union, in which we operate or in which our Vessels are registered have or may in the future have laws and regulations that are similar, or more stringent, in nature to the U.S. laws referenced below. Our subsidiary, Cool Norway, provides technical management services for our Vessels, is certified in accordance with the IMO standard for ISM and operates in compliance with the International Standards Organization (the “ISO”) Environmental Management Standard for the management of significant environmental aspects associated with the ownership and operation of our fleet.

For more information on the impact of international and U.S. environmental laws and regulations that apply to the operation of our Vessels, see “Item 3. Key Information – D. Risk Factors – Risks Related to Regulations.”

International Maritime Regulations of LNG Vessels

The IMO provides international regulations governing shipping and international maritime trade. Among other requirements, the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) requires the party with operational control of a vessel to develop an extensive safety management system and the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our technical manager, Cool Norway, holds a document of compliance under the ISM Code for operation of Gas Carriers.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facility Security Code (“ISPS Code”), which came into effect on July 1, 2004, to detect security threats and take preventive measures against security incidents affecting vessels or port facilities. Cool Norway has developed security plans and appointed and trained ship and office security officers. In addition, all of our Vessels have been certified to meet the ISPS Code and the security requirements of the SOLAS and the Maritime Transportation Security Act (“MTSA”).

The IMO continues to review and introduce new regulations. Additional regulations, may be passed by the IMO and any regulations may have an impact on our operations. Non-compliance with the IGC Code or other applicable IMO regulations may subject a ship owner or a bareboat charterer to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

MARPOL 73/78 Annex VI regulations for the “Prevention of Air Pollution from Ships” apply to all vessels, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of the periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or vessels flying the flag of those countries, are required to have an International Air Pollution Certificate (“IAPP Certificate”). Annex VI came into force in the United States in 2009. All our Vessels have been issued IAPP Certificates.

Amendments to Annex VI to the MARPOL Convention that took effect in 2010 imposed progressively stricter limitations on sulfur emissions from vessels. As of January 1, 2020, the ultimate limit of 0.5% allowable sulfur content for fuel used to power vessels operating in areas outside of designated emission control areas (“ECAs”) took effect. This represents a substantial reduction from the previous 3.5% sulfur cap. The 0.5% sulfur cap is generally referred to as IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. Our Vessels are in compliance with sulfur emission standards, where necessary, by being able to burn gas and sulfur fuel oil. The amendments to Annex VI also established new tiers of stringent nitrogen oxide emissions standards for new diesel engines, depending on their date of installation. The European directive 2005/33/EC bans the use of fuel oils containing more than 0.10% sulfur by mass by any merchant vessel while at berth in any EU country.

Even more stringent sulfur emission standards apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s MEPC, as discussed in the “U.S. Clean Air Act” below. Annex VI Regulation 14, which came into effect on January 1, 2015, set a 0.10% sulfur limit which currently applies to areas of the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs. The Mediterranean Sea will become a sulfur oxide ECA from May 1, 2025. At the MEPC 82, amendments to Annex VI were adopted to include the Norwegian Sea and Canadian Arctic as ECAs for nitrogen oxide, with the Tier III NOx requirements applying to ships depending on their date of construction, and ECAs for sulfur oxide with effect from March 1, 2027.

U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems. Because our Vessels are largely powered by means of LNG we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our Vessels, but that possibility cannot be eliminated.

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

Anti-Fouling Requirements

Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels. Our Vessels are subject to the IMO’s International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention,” which prohibits the use of organotin compound coatings in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo an initial survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. In November 2020, MEPC 75 approved draft amendments to the Anti-fouling Convention to prohibit anti-fouling systems containing cybutryne, which would apply to ships from January 1, 2023, or, for ships already bearing such an anti-fouling system, at the next scheduled renewal of the system after that date, but no later than 60 months following the last application to the ship of such a system. These amendments were formally adopted at MEPC 76 in June 2021. We have obtained Anti-fouling System Certificates for all of our Vessels.

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

The limits of OPA liability are the greater of $2,300 per gross ton or $19,943,400 for any tanker other than single-hull tank vessels, over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining ship owners’ responsibilities under these laws.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard (the “USCG”) evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guaranty. Under OPA regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA/CERCLA. Each of our ship owning or bareboat chartering subsidiaries that have vessels trading in U.S. waters have applied for and obtained from the U.S. Coast Guard National Pollution Funds Center three-year certificates of financial responsibility, or COFRs, supported by guarantees purchased from an insurance-based provider.

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

Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (“the Bunker Convention”) entered into force on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention imposes strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party issued certificate must be carried on board at all times. P&I Clubs in the International Group issue the required Bunker Convention “Blue Cards” provide evidence that there is insurance in place that meets the Bunker Convention requirements and thereby enable signatory states to issue certificates. All of our Vessels have received “Blue Cards” from their P&I Club and are in possession of a Civil Liability Convention (CLC) State-issued certificate attesting that the required insurance cover is in force.

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

a. Ballast Water Management Convention

In February 2004, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments (the “BWM Convention”). The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All our Vessels are installed with ballast water treatment systems.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 adopted amendments to Appendix II of the BWM Convention regarding the form of ballast water record books and, from February 1, 2025, ballast water record books must record additional information that provide greater detail on standard operations, new sections for when failures occur to a ballast water management system, and to accurately record ballast tank cleaning and the removal of sediments. From October 1, 2025, the use of electronic ballast water record books (e-BWRs) will become mandatory when replacing hard copy versions.

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

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations historically have required vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) to obtain and comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters. In March 2013, the EPA issued the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, (“VGP”). The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and contains ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants. In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the USCG programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing USCG regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (“NSPs”) to be developed by EPA and implemented and enforced by the USCG. Under VIDA, the EPA was directed to develop the NSPs by December 2020 and the USCG is directed to develop its corresponding regulations two years after EPA develops the NSPs. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. On September 20, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water discharge within two years of that date. The 2013 VGP was scheduled to expire in December 2018, however, under VIDA the provisions of the 2013 VGP will remain in place until the new EPA and USCG regulations are in final form, effective and enforceable. Pursuant to the requirements in the VGP, vessel owners and operators must meet twenty-five sets of state-specific requirements as the CWA’s 401 certification process allows tribes and states to impose their own requirements for vessels operating within their waters. Vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

c. National Invasive Species Act

The USCG regulations adopted under the U.S. National Invasive Species Act (“NISA”) require the USCG's approval of any technology before it is placed on a vessel. As a result, the USCG has provided waivers to vessels which could not install the then as-yet unapproved technology. In May 2016, the USCG published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. In February 2016, the USCG issued a new rule amending the Coast Guard’s ballast water management record-keeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone were required to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, EPA finalized its rule on Vessel Incidental Discharge Standards of Performance on September 20, 2024 and USCG must develop corresponding ballast water management regulations within two years.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU ETS as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances, equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included on the monitoring, reporting and verification, or the MRV, of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and offshore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

From January 1, 2025, EU adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. FuelEU Maritime sets requirements on the annual average greenhouse gas ("GHG") intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ) and, in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation takes into account emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. All our Vessels are certified to meet MLC 2006.

Greenhouse Gas (“GHG”) Regulation

The issue of climate change and the effect of GHG emissions, in particular emissions from fossil fuels, has and continues to attract attention from a wide range of groups, including politicians, regulators, financial institutions, and the general public.

Currently, emissions of GHGs from international shipping are not subject to the international protocols and agreements addressing climate change, such as the 2005 Kyoto Protocol and the 2015 Paris Agreement. However, absent a global approach to address GHG emissions from international transport, the European Union has initiated action and is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce GHG emissions. In 2013, the European Commission initiated a three-step strategy aimed at this reduction consisting of (i) monitoring, reporting and verification of carbon dioxide emissions from large vessels using European Union ports, (ii) establishment of GHG reduction targets for the sector; and (iii) implementation of further measures, including market-based measures such an emissions trading, in the medium to long-term. EU Directive 2018/410, which amended the EU Emissions Trading System Directive, emphasized the need to act on GHG emissions from shipping and other sectors and called for action by either the IMO or the European Union to address emissions from the international transport sector from 2023. The first step of the three-step strategy initiated in 2013 was addressed with a European Union regulation that took effect in January 2018 that requires large vessels (over 5,000 gross tons) calling at European ports to collect and publish data on carbon dioxide emissions and other information. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% relative to 2008 levels, by 2030, and apply even deeper cuts by 2050.

In addition, the IMO has taken some action, including mandatory measures to reduce emissions of GHGs from all vessels that took effect in January 2013. These measures included amendments to MARPOL Annex VI Regulations requiring the Energy Efficiency Design Index (“EEDI”) for new vessels, and the Ship Energy Efficiency Management Plan (“SEEMP”) for all vessels. The regulations apply to all vessels of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016, which entered into force in March 2018, that ships of 5,000 gross tonnage and above record and report their fuel oil consumption, with the first year of data collection having commenced on January 1, 2019. These measures affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. MEPC subsequently adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry date into effect of phase 3 from 2022 to 2025 for several ship types, including gas carriers, general cargo ships and LNGCs and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the implementation of a market-based mechanism for greenhouse gas emissions from vessels. The IMO adopted its initial GHG reduction strategy in 2018 and established a program of follow-up actions up to 2023 as a planning tool (“IMO GHG Strategy”). The IMO GHG Strategy has established a goal of a reduction in carbon intensity of international shipping by at least 40% by 2030 compared to 2008, and by at least 50% by 2050 compared to 2008.

In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) or above rating. This regulatory approach is expected to be consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. MEPC adopted these amendments to MARPOL Annex VI in June 2021 and came into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. At the same meeting, MEPC announced plans to revise the IMO GHG Strategy to establish stronger targets, with an aim to adoption of a revised strategy at the MEPC meeting in Spring 2023. In addition, the European Union has adopted the FuelEU Maritime regulation (as discussed above).

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

In the U.S., the EPA issued a finding that GHGs endanger public health and safety and has adopted regulations that regulate the emission of GHGs from certain sources. For example, fossil fuel companies to whom we provide services are subject to regulations by various government agencies, which may include the EPA and bodies within the Department of the Interior (“DOI”). These regulations may include restrictions on certain oil and gas production or stimulation techniques, requirements for the installation and use of certain emissions control technologies, and other regulations that may adversely impact the operations of our customers, which may ultimately reduce demand for our services. Regarding our own operations, the EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulfur content found in marine fuel. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered in the U.S. Congress. Notably, the U.S. rejoined the Paris Agreement in February 2021, and, in April 2021, announced a new, more rigorous nationally determined emissions reduction level of 50-52% reduction from 2005 levels in economy-wide net GHG emissions by 2030. However, in January 2025, President Trump signed an executive order directing the U.S. withdrawal from the Paris Agreement, the withdrawal is expected to take at least one year to complete. At the international level, at COP 26, the U.S. and European Union jointly announced the launch of the Global Methane Pledge, an initiative committing to a collective goal of reducing global methane emissions by at least 30% from 2020 levels by 2030, including “all feasible reductions” in the energy sector.

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

Other Regulations

Our Vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, or HNS, adopted in 1996, the HNS Convention, and subsequently amended by the April 2010 Protocol. The HNS Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, including liquefied gases. The HNS Convention introduces strict liability for the ship owner and covers pollution damage as well as the risks of fire and explosion, including loss of life or personal injury and damage to property. At least 12 states must ratify or accede to the 2010 Protocol for it to enter into effect. In November 2023, Slovakia became the eighth state to ratify the protocol. At least four more states must ratify or accede to the treaty for it to enter into effect.

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

Seasonality

LNG trade and charter rates typically surge during winter months when Northern Hemisphere heating demands rise, and decline in summer as these needs diminish. The conflict in Ukraine has intensified this seasonality, particularly with heightened winter demand from Europe, which extends from initial injections into storage through to the winter peak. There is also some increased summer LNG demand due to air conditioning and cooling needs in some regions and reduced hydroelectric power availability elsewhere. Notably, the vessel market demand tends to soften in late winter when there is insufficient time for additional cargo deliveries before winter ends, and in spring, when the time interval until the next winter is at its longest.

Employees

Our human capital is our most valuable asset. As of December 31, 2024, we had a global headcount of 946 colleagues, consisting of 94 full-time onshore employees and 852 seafarers who are employed under their respective collective bargaining agreements. The seafarers are represented by a labor union or covered under a collective bargaining agreement.

We place a high premium on attracting, developing and retaining a talented and high-performing workforce. We offer our employees a wide array of company-paid benefits, which we believe are competitive relative to others in our industry. Our onshore employees earn a base salary plus annual bonus with targets aligned with organizational goals. Our seafarers earn salaries and other compensation commensurate with terms outlined in their collective bargaining agreements. We believe that our relations with our employees are positive. We have established a corporate culture with a focus on creating a collaborative environment that fosters the personal intellectual growth of each of our employees.

Protecting our people while providing them with a safe work environment to perform is our top priority. We do not and will not compromise our focus on health and safety for the sake of better business results. Our commitment to safety reduces the risk of environmental impacts, and risk to our employees and helps to maintain safe work practices.

Additionally, we are committed to fostering, cultivating and preserving an inclusive corporate culture. We encourage and welcome the exploration of ideas, topics and perspectives that serve to enrich our team. As a company with global operations, we work with a diverse array of colleagues, vendors, customers, partners and local communities. The unique perspectives, diverse experiences, backgrounds and exceptional talents of our employees have been the driving force behind our innovation, operational excellence and financial success.

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

C.           Organizational Structure

Cool Company Ltd. is the parent company of our subsidiaries. For a list of our significant subsidiaries, see Exhibit 8.1 to this annual report and Note 4 “Subsidiaries” of our consolidated financial statements included herein. All of our subsidiaries are, directly or indirectly, wholly-owned by Cool Company Ltd.

D.            Property, Plant and Equipment

Other than our Vessels, we do not own any material property. For a description of our fleet, see "Item 4. Information on the Company — B. Business Overview — Our Business.". For information on major encumbrances on our Vessels, see “Item 18. Financial Statements: Note 23 “Other Commitments and Contingencies”.

•Our registered office is Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda and our principal executive office is located at 7 Clarges Street, 5th Floor, London, W1J 8AE, United Kingdom.

•Our principal technical and operations offices are located at Cool Company Management AS, Kronprinsesse Märthas Plass 1, NO 0160, Oslo, Norway.
•We have an office located in Split, Croatia which is responsible for crewing matters as well as various technical and operational affairs. The address is Cool Company Management d.o.o., Zrinsko-Frankopanska 64 21000 Split, Croatia.

•We have an office located in Kuala Lumpur, Malaysia which provides shared services related to finance, accounting and information technology services. The address is CoolCo Management Sdn. Bhd. Level 17 08 & 09, Q Sentral, 2A, Jalan Stesen Sentral 2, Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of results of operations and financial condition should be read in conjunction with our financial statements, and related notes, and other financial information appearing in "Item 18. Financial Statements." You should also carefully read the following discussion with the sections of this Annual Report entitled "Item 3. Key Information — D. Risk Factors," "Item 4. Information on the Company — B. Business Overview," and "Cautionary Statement Regarding Forward-Looking Statements". This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in "Item 3. Key Information — D. Risk Factors" and elsewhere in this Annual Report.

For a discussion on our operating results and cash flows for of the year ended December 31, 2023 compared to the year ended December 31, 2022, see our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on March 28, 2024, under the same section entitled “Item 5. Operating and Financial Review and Prospects – Operating Results” and “Item 5. Operating and Financial Review and Prospects – B. Liquidity – Cash Flow Statement Highlights.”. The financial statements as of and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with U.S. GAAP.

A.Operating Results

Components of Our Results of Operations

Operating Revenues

Operating revenues primarily refer to time and voyage charter revenues, which include fixed and variable minimum lease payments under time charters and vessel repositioning fees. Amounts generated from time charters, which we classify as operating leases, are recognized over the term of the agreement on a straight-line basis as services are provided. Variable lease payments are recognized as incurred. Lease payments include fixed payments and variable lease payments that are based on a rate or index.

Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. Revenues for management services are recognized evenly over time as our services are rendered. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. Our management contracts generally have an initial term of one year or less, with a notice period thereafter to end the contract, ranging from 30 to 120 days. Contract assets arise when we render management services in advance of entitlement to payment from our customers. Contract liabilities represent an entity's obligation to transfer goods or services to our customers.

Expenses

Vessel costs of our owned fleet consist of: (i) vessel operating expenses and (ii) voyage, charter hire and commissioning expenses, net. Under time charters, voyage expenses are generally paid by our charterers. Voyage-related expenses, principally fuel, may also be incurred when positioning or repositioning a vessel before or after the period of the time charter and during periods when the vessel is not employed or is off-hire (for example, while undergoing repairs) and are recognized as incurred.

Vessel operating expenses are recognized as incurred, including crewing, repairs and maintenance, insurance, stores, lubricant oils, consumables, logistics costs and communication expenses as well as the associated managerial cost of providing these items and services. Bunker consumption primarily represents fuel consumed during unemployment and while our Vessels are off-hire.

Administrative expenses

Administrative expenses include employee-related costs for personnel engaged in executive management, sales, accounting, treasury, regulatory compliance, legal, tax and human resources. Administrative expenses also include external legal and professional fees and expenses associated with the office facilities we provide for our personnel, information technology, stock exchange, board and insurances and other administrative expenses.

Gain / loss on derivative instruments

We are exposed to interest rate fluctuations primarily due to our floating rate interest bearing long-term debt. Our bank financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and subsequently, our ability to service our debt.

The Company has elected to not apply hedge accounting for any of the derivatives it has entered into. Any positive or negative changes in the mark-to-market valuation, are recorded as an increase or decrease to the asset or liability position of such swap, with the corresponding entry recorded as a gain/(loss) on derivatives in the consolidated statements of operations. Interest income or interest expense on the realized settlement of interest rate swaps are recorded on an accrual basis, and presented as a gain/(loss) on derivatives in the consolidated statements of operations. The net unrealized gain or loss on derivatives is derived from the movements in the fair value of the interest rate swaps which fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. The realized gain/(loss) on derivative settlements will be affected by changes in the shorter-term floating rate of interest compared to the respective agreements' fixed rate of interest.

Net income attributable to non-controlling interests

Net income attributable to non-controlling interests includes net income attributable to our lessor VIEs. We previously leased two of our Vessels (the Kool Ice and the Kool Kelvin), from lessor VIEs as part of sale and leaseback arrangements with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities. Each of the ICBCL entities are special purpose vehicles (“Lessor SPVs”). In each of these transactions, the vessels were sold and then subsequently leased back on a bareboat charter for a ten year term.

On November 14, 2024, the Company exercised its option to repurchase Kool Ice and Kool Kelvin for a total purchase price of $148.4 million. After exercising the repurchase options, the Company no longer has a controlling interest in the ICBCL Lessor SPVs, and therefore, upon closing of the repurchase, the Company deconsolidated the Lessor SPVs from its financial statements.

Consolidated Results of Operations

Year Ended December 31, 2024 compared to Year Ended December 31, 2023

	Fiscal Years Ended December 31,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	2024	2023	Change	% Change
Time and voyage charter revenues	313,620	347,081	(33,461)	(10%)
Vessel and other management fees revenues	8,890	14,301	(5,411)	(38%)
Amortization of intangible assets and liabilities arising from charter agreements, net	15,987	17,628	(1,641)	(9%)
Total operating revenues	338,497	379,010	(40,513)	(11%)

Vessel operating expenses	(71,070)	(72,783)	1,713	(2%)
Voyage, charter hire and commission expenses, net	(6,260)	(4,532)	(1,728)	38%
Administrative expenses	(21,936)	(24,173)	2,237	(9%)
Depreciation and amortization	(76,282)	(76,629)	347	—%
Other non-operating income	—	42,549	(42,549)	(100%)
Interest income	6,041	8,227	(2,186)	(27%)
Interest expense	(78,661)	(80,190)	1,529	(2%)
Gains on derivative instruments	13,918	7,278	6,640	91%
Other financial items, net	(3,170)	(1,838)	(1,332)	72%
Income taxes, net	(277)	(556)	279	(50%)
Net Income	100,800	176,363	(75,563)	(43%)

Other Financial Data:
Adjusted EBITDA(1)	223,244	259,894	(36,650)	(14%)
Total time and voyage charter revenues minus voyage, charter hire and commission expenses, net	307,360	342,549	(35,189)	(10%)
Operating days less scheduled off-hire days (1)	3,961	4,096	(135)	(3%)
Average daily TCE rate(1) (to the closest $100)	77,600	83,600	(6,000)	(7%)

(1) Adjusted EBITDA and average daily TCE rate are non-U.S. GAAP financial measures. Please see “Item 5.A – How We Evaluate Our Operations" for the definition and calculation of these non-U.S. GAAP financial measures.

Time and voyage charter revenues: Time and voyage charter revenues decreased by $33.5 million to $313.6 million for the year ended December 31, 2024 compared to $347.1 million during the year ended December 31, 2023, principally because of scheduled drydocks for four of our Vessels resulting in lower on-hire days and lower charter hire rates during the year ended December 31, 2024, compared to no drydocks in 2023.

Vessel and other management fees revenues: Vessel and other management fees revenues decreased by $5.4 million to $8.9 million for the year ended December 31, 2024 compared to $14.3 million during the year ended December 31, 2023 as a result of the termination of several third party vessel management contracts during the year ended December 31, 2024.

Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements, net largely relates to favorable contract intangible assets and unfavorable contract liabilities which were recognized as part of the acquisition of the Original Vessels and the Acquisition Vessels. We remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired during the spin off from Golar and the subsequent purchase of the Acquisition Vessels. The net amortization income for the year ended December 31, 2024 amounted to $16.0 million ($17.0 million amortization income of unfavorable intangible contract liabilities net of $1.0 million amortization expense of favorable intangible contract assets) compared to $17.6 million ($20.6 million amortization income of unfavorable intangible contract liabilities net of $3.0 million amortization expense of favorable intangible contract assets) for the year ended December 31, 2023.

Vessel operating expenses: Vessel operating expenses decreased by $1.7 million to $71.1 million for the year ended December 31, 2024, compared to $72.8 million for the year ended December 31, 2023, primarily due to lower vessel operating expenses relating to the Acquisition Vessels.

Administrative expenses: Administrative expenses decreased by $2.2 million to $21.9 million for the year ended December 31, 2024 compared to $24.2 million for the year ended December 31, 2023, primarily as a result of general cost decreases due to the termination of several third party management contracts during the year ended December 31, 2024.

Other non-operating income: Other non-operating income of $42.5 million for the year ended December 31, 2023 was attributable to the gain on sale of the Golar Seal vessel on March 22, 2023. No similar income was earned during the year ended December 31, 2024.

Interest income: Interest income decreased by $2.2 million to $6.0 million for the year ended December 31, 2024 compared to $8.2 million for the year ended December 31, 2023, primarily due to the decrease in the market interest rates earned on our cash and cash equivalents throughout 2024.

Interest expense: Interest expense decreased by $1.5 million to $78.7 million for the year ended December 31, 2024, compared to $80.2 million for the year ended December 31, 2023, primarily due the decrease in both the floating and fixed interest rate components on our debt facilities during the year ended December 31, 2024.

Gains on derivative instruments: Gains on derivative instruments represents mark-to-market income on interest rate swaps. The Company did not enter into any new swaps during the year ended December 31, 2024. Gains on derivative instruments for the year ended December 31, 2024 amounted to a net gain of $13.9 million ($2.6 million unrealized gain on derivative instruments in addition to $11.3 million realized gain) compared to net gain of $7.3 million for the year ended December 31, 2023 ($3.3 million unrealized loss on derivative instruments and $10.6 million realized gain).

Other financial items, net: Other financial items, net, increased by $1.3 million to $3.2 million for the year ended December 31, 2024 compared to $1.8 million for the year ended December 31, 2023, mainly due to an increase in debt arrangement fees and debt guarantees for the various financing agreements entered during the year.

Average daily TCE rate: The average daily TCE rate of $77,600 for the year ended December 31, 2024, is approximately 7% lower than the average rate of $83,600 for the year ended December 31, 2023. This decrease is the result of lower TCE rates on some of our vessels throughout 2024.

How We Evaluate Our Operations

We manage our business through a single operating and reporting segment, the LNG carrier market. However, we use a variety of qualitative, operational and financial metrics to assess our performance and valuation. Among other measures, management considers each of the following in assessing our business:

Adjusted EBITDA

Adjusted EBITDA is a non-U.S. GAAP financial measure and as presented by the Company represents net income adjusted for income taxes net, depreciation and amortization, other non-operating income, interest income, interest expense, other financial items, net, gains on derivative instruments and amortization of intangible assets and liabilities arising from charter agreements, net. Adjusted EBITDA is a financial measure used by management and investors as a supplemental measure of financial performance. We believe that the exclusion of these items that are adjusted for in our Adjusted EBITDA enables investors and other users of our financial information to assess our sequential and year over year performance and operating trends on a more comparable basis and is consistent with management’s own evaluation of business performance. Adjusted EBITDA is a non-U.S. GAAP financial measure and should not be considered as an alternative to net income or any other measure of CoolCo’s financial performance calculated in accordance with U.S. GAAP.

The following table sets forth a reconciliation of Adjusted EBITDA to net income, the most comparable U.S. GAAP financial measure, for the fiscal years ended December 31, 2024, and 2023.

	Fiscal Years Ended December 31,
	2024	2023
Net income	100,800	176,363
Income taxes, net	277	556
Depreciation and amortization	76,282	76,629
Other non-operating income	—	(42,549)
Interest income	(6,041)	(8,227)
Interest expense	78,661	80,190
Other financial items, net	3,170	1,838
Gains on derivative instruments	(13,918)	(7,278)
Amortization of intangible assets and liabilities arising from charter agreements, net	(15,987)	(17,628)
Adjusted EBITDA	223,244	259,894

Average daily time charter equivalent (or “TCE”) rate

Average daily TCE rate is a measure of the average daily income performance of our Vessels. This is calculated by dividing time and voyage charter revenues less any voyage, charter hire and commission expenses, net, by the number of operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less scheduled off-hire days as a result of scheduled repairs, scheduled drydocking or special or intermediate surveys and scheduled lay-ups. Under a time charter, the charterer pays substantially all of the vessel related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during drydocking.

Average daily TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which vessels may be employed between the periods. We present average daily TCE rate, a non-U.S. GAAP measure, as we believe it provides additional meaningful information in conjunction with time and voyage charter revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our Vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table reconciles our time and voyage charter revenues, the most directly comparable U.S. GAAP financial measure, to average daily TCE rate.

	Fiscal Years Ended December 31,
(in thousands of $, except operating days less scheduled off-hire days and average daily TCE rate)	2024	2023
Time and voyage charter revenues	313,620	347,081
Less: Voyage, charter hire and commission expenses, net	(6,260)	(4,532)
Time and voyage charter revenues, net	307,360	342,549
Operating days less scheduled off-hire days	3,961	4,096
Average daily TCE rate (to closest $100)	77,600	83,600

Factors Affecting Our Results of Operations

As a result of a number of factors, our historical results of operations may not be comparable from period to period or going forward. Set forth below is a list of the key factors impacting the comparability of our results of operations.

Drydocking

We must periodically drydock our Vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. We had four Vessels drydocked in 2024 versus none in 2023. We have up to 6 Vessels which are scheduled to be drydocked in 2025. We expect our Vessels to be considered off-hire under our time charters during such drydocking periods.

Inflation and cost increases

Although recent inflationary pressures worldwide have had a moderate impact on operating expenses, drydocking expenses and overheads, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. LNG transportation is a business that requires crews with specialist skills and education that take some time to acquire. The increasing number of vessels in the global LNGC fleet is driving an increased demand for qualified crews, which has and will continue to put inflationary pressure on crew costs. Furthermore, continued prolonged periods of inflationary pressure on the LNG market and rapidly rising costs could adversely affect us. For costs that are incurred in EUR and other currencies, a fall in the price of the USD could adversely affect us.

Public company costs

We expect to incur higher significant and recurring expenses as a publicly traded corporation, including costs associated with compliance under the Securities Exchange Act of 1934 (the "Exchange Act"), annual and quarterly reporting to shareholders, national stock exchange fees, audit fees, legal fees, incremental director and officer liability insurance costs and director and officer compensation.

Debt covenants

Our loan agreements and sale and leaseback arrangements require us to maintain specific balance sheet levels and ratios, including minimum amounts of free liquid assets, value adjusted equity, and a minimum equity ratio or maximum net debt to total assets ratio. If we fail to comply with applicable covenants, this could lead to an event of default which would enable the lenders thereunder to require immediate repayments of the relevant debt and could lead to cross-defaults enabling other lenders to require immediate repayment of debt. For additional details, see “Item 5.B. – Liquidity and Capital Resources – Debt Facilities.”

Our Vessels’ net book value may be impaired

We continually monitor events and changes in circumstances that could indicate the carrying amounts of our Vessels may not be recoverable. We perform an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of our Vessels by determining whether the carrying value will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, an impairment loss is recognized for the amount by which the carrying value exceeds its fair value. If the market value of our Vessels declines, we may be required to record an impairment charge in our financial statements, which could adversely affect our business, financial condition and results of operations. The market value can be determined through various techniques such as independent third party valuations and quoted market values.

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

We may choose to take advantage of some or all of these provisions for up to three years following this Annual Report or such earlier time when we are no longer an EGC. We will cease to be an EGC if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our capital stock held by non-affiliates (as of the end of the second quarter of the prior fiscal year) or issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some of the available exemptions. We have taken advantage of some reduced reporting burdens in this Annual Report.

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

B.      Liquidity and Capital Resources

We operate in a capital-intensive industry. Our liquidity requirements relate to servicing our debt, funding vessel drydocks, funding working capital, and maintaining cash reserves to satisfy certain of our debt covenants and to offset fluctuations in operating cash flows. We expect to finance the purchase of vessels, drydocks and other capital expenditures through internal and external sources of liquidity, namely a combination of borrowings from debt transactions, cash generated from operations, private placements and public and private equity capital raising transactions.

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, drydock expenditures, remaining payments for our previously announced LNGE upgrade program (to increase our vessel efficiency), and final milestone payments for our second Newbuild Vessel in each case due or otherwise expected to be paid within the next 12 months. We may require additional working capital for the continued operation of our Vessels, which is dependent upon Vessel employment and fuel costs incurred during idle time. For a description of our contractual obligations, see “– Contractual Obligations.”.

In the long-term, we expect that our cash requirements will arise from our potential acquisitions of in-service LNGCs from third parties, additional newbuilds or other types of fleet growth. We believe that our working capital is sufficient for our present short-term liquidity requirements. We believe that, unless there is a major and sustained downturn in market conditions applicable to the LNG shipping industry, our internally generated cash flows will be sufficient to fund our operations, including working capital requirements, for at least 12 months taking into account any possible capital commitments and debt service requirements.

As of December 31, 2024, we had cash and cash equivalents of $165.3 million and $0.4 million of non-current restricted cash. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in British Pounds, Norwegian Kroner, Euros and Malaysian Ringgit.

Cash Flow Statement Highlights

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

For the years ended December 31, 2024 and 2023

	Fiscal Years Ended December 31,
(in thousands of $)	2024	2023
Net cash provided by operating activities	146,110	198,926
Net cash used in investing activities	(187,622)	(12,132)
Net cash provided by / (used in) financing activities	69,894	(182,533)
Net increase in cash, cash equivalents and restricted cash	28,382	4,261
Cash, cash equivalents and restricted cash at beginning of year	137,338	133,077
Cash, cash equivalents and restricted cash at end of year	165,720	137,338

Net cash provided by operating activities

The net cash provided by operating activities decreased by $52.8 million to $146.1 million for the year ended December 31, 2024 compared to $198.9 million for the year ended December 31, 2023. The decrease was primarily due to:

•lower utilization and on-hire days from the four vessels in drydock and corresponding increase in drydocking expenditure paid to the yards, in addition to lower TCE charter rates from our other Vessels within the fleet for the year ended December 31, 2024 as compared to the same period in 2023 when no drydocks were carried out.

Net cash used in investing activities

The net cash used in investing activities of $187.6 million during the year ended December 31, 2024 is comprised of:

•$161.0 million relating to the Newbuild Vessels shipyard installments; and
•$26.5 million additions to Vessels relating to payments for retrofitting and upgrades for certain Vessels.

The net cash used in investing activities of $12.1 million during the year ended December 31, 2023 is comprised of:

•$181.3 million relating to the Newbuild Vessels shipyard installments (including option exercise price);
•$13.8 million additions to Vessels relating to advance payments for retrofitting and upgrading cost for certain Vessels; and
•$1.3 million additions to intangible assets relating to software.

This was partially offset by:

•$184.3 million pertaining to cash consideration received from the disposal of the Golar Seal vessel in late March 2023.

Net cash provided by / (used in) financing activities

The net cash provided by financing activities of $69.9 million for the year ended December 31, 2024 is comprised of:

•Receipt of $411.3 million loan proceeds from short and long-term debt, to finance the acquisition of the Kool Tiger and the drawdown of $200.0 million made on the upsized TLF May 2029 to exercise the repurchase of Kool Ice and Kool Kelvin from their existing sale and leaseback facilities.

This was partially offset by:

•$257.4 million debt repayments, including the $148.4 million paid by the Company to repurchase of Kool Ice and Kool Kelvin;
•$74.1 million cash dividends paid to shareholders; and
•$10.0 million in financing fees relating to the refinancing of the RRCF and upsized TLF May 2029.

The net cash used in financing activities of $182.5 million for the year ended December 31, 2023 comprised of:

•$203.1 million debt repayments, including $88.0 million for the Golar Seal related debt;
•$87.5 million cash dividends paid to shareholders; and
•$1.9 million financing fees relating to the restructuring and amendment of the $570 million bank facility.

This was partially offset by:

•$110.0 million loan proceeds consisting of a $70.0 million additional loan from the $570 million bank facility and $40.0 million drawdown from the Newbuild Vessels pre-delivery facility.

Debt Facilities

As of December 31, 2024, we were in compliance with all our covenants under our various loan agreements. See Note
19 “Debt” in our financial statements included herein for additional information.

CoolCo Facilities

Senior Secured Reducing Revolving Credit Facility

On December 13, 2024, we entered into a Senior Secured Reducing Revolving Credit Facility (the “RRCF”) of up to $570.0 million to modify the existing $570.0 million bank facility with the same syndicate of banks. The RRCF is due to mature in December 2029 and carries an interest rate of SOFR plus 200 basis points. The Company can initially draw down up to $570.0 million on the RRCF, increasing the borrowing capacity by approximately $123.0 million, thereafter reduced by $12.1 million each quarter starting from the first quarter of 2025.

The RRCF contains various financial covenants, including, among others, obligations on us, as the borrower and require compliance with certain financial ratios. Such ratios include, minimum net worth, minimum value-adjusted equity ratio, minimum value clause and minimum free cash restrictions. Furthermore, dividend payments are subject to compliance with such financial covenants and the absence of events of default. Events of default include non-payment, cross default, breach of financial covenants, insolvency and environmental incidents or other events or circumstances which have or are likely to have a material adverse effect on our business. As of December 31, 2024 we were in compliance with the financial covenants and obligations under the RRCF.

As of December 31, 2024, the outstanding balance under the RRCF amounted to $447.2 million.

Upsized term loan facility

On March 22, 2024, the Company and a group of lenders under the $520.0 million term loan facility maturing in May 2029, signed an amendment for a $200 million upsize of this term loan facility (the “upsized TLF May 2029”), on a delayed drawdown basis, in anticipation of the maturity of the two existing sale and leaseback facilities (Kool Ice and Kool Kelvin) during the first quarter of 2025. On November 13, 2024, the draw down of $200.0 million was made on the upsized TLF May 2029 to exercise the repurchase options of Kool Ice and Kool Kelvin from their existing sale and leaseback facilities. Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

Both the facility agreement and the guarantee and indemnity contain operating and financing restrictions and covenants, which impose various obligations on us as the borrower and require compliance with certain financial ratios. Such ratios include, but are not limited to, minimum net worth, maximum net debt to total assets, and minimum free cash. The facility agreement also restricts our ability to pay dividends or make any distributions to shareholders while an event of default is ongoing; events of default include non-payment, cross default and insolvency, among others. As of December 31, 2024, we were in compliance with the financial covenants and obligations under the facility agreement and the guarantee and indemnity pursuant to the Acquisition Vessels, Kool Ice and Kool Kelvin purchase financing.

As of December 31, 2024, the balance outstanding under the upsized TLF May 2029 amounted to $623.2 million.

Newbuild Vessel pre-delivery facility

In October 2023, we entered into agreements with affiliates of Huaxia for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Newbuild Vessels.

Under the pre-delivery credit facility, we entered into an agreement with Huaxia to lend us a minimum of 20% and, subject to the Company entering into a committed time charter, up to 32.5% of the shipyard price for the Newbuild Vessels. This pre-delivery credit facility is non-amortizing with the principal payable upon delivery of each Newbuild Vessel and the sale of the Newbuild Vessel to a subsidiary of Huaxia under the sale and leaseback arrangement. The pre-delivery facility bears an initial interest rate of SOFR plus a fixed rate of 260 basis points. As of December 31, 2024 we were in compliance with the financial covenants and obligations under the facility agreement.

As of December 31, 2024, $71.9 million was drawn under the pre-delivery credit facility, relating to the ongoing GAIL Sagar newbuild which was delivered to CoolCo in January 2025.

Sale and Leaseback financing

Following completion of the acquisition of the Original Vessels on April 5, 2022, the existing five sale and leaseback arrangements were refinanced, and the remaining two sale and leaseback arrangements with ICBCL entities, secured by the Kool Ice and Kool Kelvin were assumed by us.

On November 14, 2024, the Company exercised its option to repurchase Kool Ice and Kool Kelvin for a total purchase price of $148.4 million from their existing sale and leaseback facilities.

In October 2023, we entered into agreements with affiliates of Huaxia for post-delivery sale and leaseback financing for the Newbuild Vessels.

CoolCo took delivery of one of the Newbuild Vessels, the Kool Tiger, on October 18, 2024 from HHI in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia. Under this financing arrangement the vessel was sold for $179.5 million and leased back to CoolCo on a ten year lease term. We have options to repurchase Kool Tiger during the ten-year charter period and an obligation to repurchase the vessel at the end of the lease period for $82.5 million. The sale and leaseback financing arrangement matures in October 2034 and bears an implied interest rate of approximately 5.80%. Pursuant to this arrangement, CoolCo provided a corporate guarantee in favor of Huaxia.

Off Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2024 and 2023.

Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as of December 31, 2024:

(in millions of $)	Total Obligation	Due in 2025	Due in 2026-2027	Due in 2028-2029	Due Thereafter
CoolCo short-term and long-term debt(1)(2)	1,321.7	143.3	144.3	896.1	138.0
Interest commitments on long-term debt(3)	300.3	68.1	119.3	79.7	33.2
Operating lease obligations	3.2	0.8	1.3	1.1	—
Total	1,625.2	212.2	264.9	976.9	171.2

(1)    The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)    The future loan repayments comprise repayments under the RRCF and the upsized TLF May 2029 and the sale and leaseback financing arrangement with Huaxia.
(3)    Our interest commitment on our short-term and long-term debt is calculated based on SOFR rates and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.

C.           Research and Development, Patents and Licenses

Not applicable.

D.          Trend Information

In the coming years, the global supply of LNG is set to increase by more than 50% based on projects that have already reached Final Investment Decision ("FID") in response to demand for LNG arising from energy security considerations and the need for lower emissions. LNG has the advantage of being available from multiple sources while being a materially cleaner alternative than other fossil fuels. Economic development and urbanization spur demand for heat and electricity, where LNG is a critical solution for bridging the energy transition especially in high-growth regions like Asia. We plan to capitalize on this expected increase in demand for LNG production by transporting it to existing and new markets using our growing fleet.

The LNG markets generally normalized in 2023 and first half of 2024 being impacted by the immediate aftermath of the geopolitical events of 2022, such as Russia's invasion of Ukraine. This resulted in LNG shipping markets being more driven by the fundamentals of supply and demand, albeit with constraints impacting the operations of the Panama Canal and the impact of ongoing hostilities in the Middle East including the effect on shipping routes in the Red Sea affecting shipping distances. Specifically, low water levels in the Panama Canal resulting from a regional drought caused charterers to divert cargos destined for Asia from the Gulf of Mexico around the Cape of Good Hope. In November 2023, following the outbreak of the 2023 Israel-Hamas war, Houthi militias based in Yemen began to attack ships transiting the Gulf of Aden and the Red Sea, impacting vessels due to transit the Suez Canal resulting in additional vessels diverting around the Cape of Good Hope. Such incidents continue to cause material disruption to shipping routes, and it is uncertain how long the disruptions to either the Red Sea or the Panama Canal will prevail, but the resulting increase in shipping distances has impacted the destination of cargos while providing support to shipping markets at the margin amid downward pressure on freight rates, charter market rates and asset values. Future shipping demand is a function of where LNG is destined, with a significant proportion of new volumes expected to be shipped to faraway Eastern markets.

The current orderbook-to-fleet ratio of approximately 50% (by volume) is high by historic standards, but the orderbook has overwhelmingly been built based on long-term contracts to service new liquefaction facilities. The timing and quantity of these vessel deliveries are generally intended to match the commencement of such new production. However, to the extent that project development delays result in vessels delivering to their charterers before their intended startup time, we would expect continuing to see a dynamic where vessels are sublet until they will serve these new liquefaction facilities, which would impact the market.

Sustained high LNG prices in Europe, the resulting trading patterns, and the delivery of new vessels have put significant downward pressure on the near-term chartering market. We believe this will start to normalise and eventually pass as additional LNG projects come online and older vessels leave the market.

Much of the current vessel supply imbalance is a function of numerous newbuilds being sublet into the spot market while they await startup on the liquefaction projects they were built to service. These sublets will weigh less on the market over the course of 2025 as Plaquemines, Corpus Christi, LNG Canada and other smaller projects bring substantially more LNG onto the market. Simultaneously, with steam-turbine and other less efficient vessels coming off their initial long-term charters, and expected to fall out of the schedules, and get laid-up, the scene is set for rate normalization from current depressed levels. Moreover, with many new LNG projects in the pipeline at advanced stages, we believe there is a clear trajectory towards a substantial re-tightening of supply and demand for shipping.

Rates are currently below economic breakeven on open days. The majority of our ships are on term charters which helps to mitigate the impact of current market conditions.

The liquefied natural gas carrier (LNGC) market therefore is currently undergoing a transitional phase, influenced by both the influx of newly built vessels and the expected retirement of aging ships. While these factors will redefine the composition of the LNGC fleet in the near future, the market is presently facing significant pressure. This challenging period may persist until the next wave of LNG supply materializes, which industry projections indicate will occur between 2026 and 2027.

Amid this market downturn, there has been a notable decline in newbuild orders. Shipowners and investors appear hesitant to commit to new newbuild orders, likely due to the uncertain short-term outlook and prevailing market conditions. As a consequence of this reduced ordering, the cost of commissioning new LNG carriers has dropped from the previous high of approximately $260-$265 million to levels around $245-$255 million. This shift underscores the cyclical nature of the shipping industry, where pricing dynamics are closely tied to supply-demand imbalances and broader energy market trends.

Among LNGCs currently on the water, older, less efficient vessels in the charter market are expected to face growing competitive pressure over time, particularly among the steam turbine vessels that continue to make up around 30% of the global fleet by volume. The imposition of the International Maritime Organization's (IMO) carbon intensity indicator (CII) rules from the beginning of 2023 as well as the 2024 implementation of carbon pricing on voyages into Europe, are projected to increase the relative advantage of modern, efficient TFDEs and 2-stroke tonnage, such as those in the CoolCo fleet.

Another trend we have seen is energy rebalancing that has accelerated in recent years as evidenced by promulgated or proposed government policies and commitments by many of our customers to further invest in sustainable energy sources. Our industry could be further challenged as our customers rebalance their capital investments to include alternative energy sources, as well as respond to the normal cycles that have historically existed in our industry.

E.          Critical Accounting Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment and estimation uncertainty. See also Note 2 “Accounting Policies” of our financial statements included elsewhere in this Annual Report.

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

Vessels impairment

The carrying values of our Vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us are reviewed for potential impairment semi-annually or whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed charter rates and depressed second-hand vessel values. If impairment indicators are identified, we assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. As of December 31, 2024, we did not identify any indicators of vessel impairment.

Vessel depreciation

Vessels are stated at cost less accumulated depreciation. We depreciate the cost of our vessels on the basis of two components; a vessel component and a drydocking component. Vessel depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 30 years. Management estimates the residual value of our vessels based on a scrap value cost of steel and aluminum times the weight of the vessel noted in lightweight tonnes. Costs associated with drydocking are capitalized within the drydocking component of vessel cost and depreciated on a straight-line basis over five years (the period within which each vessel is required to be drydocked). We have adopted the "built-in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking.
Recently Issued Accounting Standards

See Item 18. Financial Statements: Note 3 “Recently Issued Accounting Standards”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

Directors

The following provides information about each of our executive officers and directors as of March 14, 2025:

Name	Age	Position

Richard Tyrrell	51	Chief Executive Officer and Director
Johannes P. Boots	62	Chief Financial Officer
Cyril Ducau	46	Chairman of the Board
Peter Anker	67	Director
Antoine Bonnier	41	Director
Neil Glass	63	Director and Chairman of the Audit and Risk Committee
Joanna Huipei Zhou	42	Director
Sami Iskander	59	Director and Audit and Risk Committee Member
The business address of the directors and officers is 7 Clarges Street, 5th Floor, London, W1J 8AE, United Kingdom.

Biographies of Executive Officers and the Board of Directors

Richard Tyrrell – Chief Executive Officer and Director

Richard Tyrrell has served as our Chief Executive Officer since July 2022 and was appointed as a director in November 2023. He has over twenty five years of energy industry experience, of which nine are directly relevant to LNG industry, having served as the Chief Executive Officer and Chief Financial Officer of Höegh LNG Partners LP from its IPO in 2014 to September 2018. From September 2018 until June 2022, Mr. Tyrrell served as the Chief Development Officer of Höegh LNG AS. Mr. Tyrrell has relationships across the LNG value chain and a strong track-record of securing new business. Companies under his leadership have raised over $500 million in equity capital in the U.S. and delivered projects globally. Prior to joining the Höegh LNG group, Mr. Tyrrell served as a Managing Director in the energy team of Perella Weinberg Partners, a global, independent advisory and asset management firm, from June 2009 until January 2014. From 2003 to February 2009, Mr. Tyrrell worked for Morgan Stanley in various investment and banking roles. From 1994 to 2000, Mr. Tyrrell was an engineer at Schlumberger Limited. Mr. Tyrrell has a Master of Business Administration from Harvard Business School and an undergraduate degree in Mechanical Engineering from the Imperial College of Science, Technology and Medicine.

Johannes P. Boots – Chief Financial Officer

Johannes Boots has served as our Chief Financial Officer since April 2022. He has over thirty years of senior-level financial management and capital raising experience within the energy industry across the United States and Europe. During his career, Mr. Boots mainly worked for U.S. public corporations in the energy industry subsectors of offshore drilling, offshore construction and pipelaying, drilling fluids, and shipping and transportation. From 2019 to 2022, Mr. Boots provided strategic and financial advice to growth companies as an independent consultant. Until 2019, Mr. Boots was the Senior Vice President and Chief Financial Officer of Pacific Drilling S.A. and joined that company in 2010 as Vice President & Treasurer. Prior to 2010, Mr. Boots was the Group Treasurer at Global Industries for three years and served as the interim turnaround executive for the European business unit of Newpark Resources. He also held several financial management positions of increasing responsibilities within Noble Corporation and its predecessor Neddrill for 14 years. Mr. Boots commenced his career in the shipping and transportation industry. Mr. Boots holds a Bachelor’s degree in Business Economics from the University of Applied Sciences in Alkmaar, the Netherlands and completed the Executive Advanced Management Program at INSEAD Business School in Fontainebleau, France.

Cyril Ducau – Chairman of the Board

Cyril Ducau is the Chief Executive Officer of Eastern Pacific Shipping Pte. Ltd. and was appointed as director and chairman of the Board in February 2022. He has worked with the Quantum Pacific Group for sixteen years and has over twenty years of shipping and finance experience. He is currently Chairman of Kenon Holdings Ltd., and is an officer or a member of the board of directors of other private companies. He is currently an independent director of the Singapore Maritime Foundation and of the Global Centre for Maritime Decarbonisation Limited, which were established by the Maritime and Port Authority of Singapore. He is also a member of the board of directors of Gard P&I (Bermuda) Ltd, a leading maritime insurer. He previously acted as Director and Chairman of Pacific Drilling SA. Prior to joining the Quantum Pacific Group in 2008, Mr. Ducau was Vice President in the Investment Banking Division of Morgan Stanley & Co. International Ltd. in London. Mr. Ducau graduated from ESCP Europe Business School (Paris, Oxford, Berlin) and holds a Master of Science in business administration and a Diplom Kaufmann.

Peter Anker – Director

Peter Anker was appointed as a director in February 2022. He served as Chief Executive Officer of RS Platou AS from 1987 to 2015, and as a board member of Hexicon AB from 2020 to May 2022. He is also the chairman of the board of Langebru AS and advisor (former Chief Executive Officer from 2015 to 2020) to Clarksons Platou AS. He has previously been a member of the board of directors of Clarksons Plc. He holds a M.Sc. from Norwegian School of Economics and Business Administration. Mr. Anker is a previous President of the Norwegian Shipbrokers Association and past member of the Board of The Norwegian Shipowners Association.

Antoine Bonnier – Director

Antoine Bonnier was appointed as a director in February 2022. Mr. Bonnier is currently Chief Executive Officer of Quantum Pacific (UK) LLP and serves as a member of the board of directors of Club Atletico de Madrid SAD, Kenon Holdings Ltd., OPC Energy Ltd., and certain other companies. Prior to joining Quantum Pacific Limited in 2011, Mr. Bonnier was an Associate in the Investment Banking Division of Morgan Stanley & Co. During his tenure there, from 2005 to 2011, he held various positions in the Capital Markets and Mergers and Acquisitions teams in London, Paris and Dubai. Mr. Bonnier attended the ESCP Europe Business School from 2003 to 2007 and graduated with a Master of Science in Management.

Neil Glass – Director

Neil Glass was appointed as a director in February 2022. Mr. Glass graduated from the University of Alberta in 1983 with a degree in Business. He is a member of both the Chartered Professional Accountants of Bermuda and of Alberta, Canada, and is a Chartered Director and Fellow of the Institute of Directors. From September 1983 to August 1990, Mr. Glass worked for the Edmonton, Canada office of Ernst & Young: and from October 1990 to July 1994 with the Bermuda office of Ernst & Young. In 1994, he became General Manager and in 1997 the sole owner of WW Management Limited, tasked with overseeing the day-to-day operations of several international companies and served in such role until December 2014. Mr. Glass has over twenty years’ experience as both an executive director and as an independent non-executive director of international companies. He has served as Director of Borr Drilling Limited since December 2019 and also serves as a member of its audit committee and as chair of its nominating and governance committee. He also served as a director and audit committee member of 2020 Bulkers Limited from July 2020 until August 2022 and of Golar LNG Partners LP from September 2020 until April 2021.

Joanna Huipei Zhou - Director

Joanna Zhou was appointed as a director in November 2023. Ms. Zhou is Manager, Strategy & Analysis for Eastern Pacific Shipping Pte. Ltd., a leading shipping company based in Singapore. Working closely with the Chief Executive Officer of EPS, Ms. Zhou is responsible for the strategy and the management of various business development projects within the group. Ms. Zhou also acts as a Business Development Manager for Ansonia Holdings. Prior to joining Eastern Pacific Shipping Pte. Ltd in 2013, Ms. Zhou worked as a financial analyst for InterOil Corporation, a formerly NYSE-listed independent oil and gas company. Prior to that, Ms. Zhou worked as an analyst with JP Morgan in Singapore. Ms. Zhou is a Chartered Financial Analyst (CFA) Charterholder. She has a Master of Science from Columbia University and an undergraduate degree in Science from National University of Singapore.

Sami Iskander - Director

Sami Iskander was appointed as a director in November 2023. Mr. Iskander brings over thirty years’ international experience in both oilfield services and E&P companies. He was appointed as Chief Executive Officer of Petrofac (PFC, PLC) in January 2021 until his retirement in April 2023. Prior to that, (February 2016 until 2019), he was Executive Vice President for Shell’s Upstream Joint Ventures business. From 2008 until joining Shell in 2016, he worked in BG Group. From 2009, Mr. Iskander was Managing Director for Africa, Middle East & Asia and from November 2013 he held the position of Chief Operating Officer, responsible for BG Group’s global Upstream operations in addition to being responsible for BG Technical. Prior to BG Group, Mr. Iskander held many key leadership roles with Schlumberger, undertaking assignments in the Middle East, Africa, Europe, Latin America and the U.S. Mr. Iskander is an Egyptian and French national, fluent in English, Arabic, Spanish and French and holds a Bachelor of Science in Mechanical Engineering from the American University in Cairo.

B.      Compensation

All members of the Board of Directors are reimbursed for reasonable costs and expenses incurred in attending meetings of our Board of Directors.

For our executive officers, compensation consists generally of base salary and service fees, a cash incentive bonus and employee benefits that are generally provided to employees.

In the year ended December 31, 2024, we recorded compensation costs of approximately $2.0 million (2023: approximately $1.7 million) including salary, bonus, pension and certain employee retirement and other benefits to all our executive officers and directors as a group.

Long-Term Incentive Plan

In November 2022, the Board of Directors implemented a long-term incentive program for employees, management and board members of the Company and its affiliates (the “LTIP”). The overall purpose of the LTIP is to promote the success of the Company for the benefit of its shareholders, by providing a framework for the retention and incentivization of employees using the Company’s equity and thereby aligning their interests with the Company and its affiliates. The LTIP provides for the grant of equity awards, with the intention being for the initial awards to be granted as Share Options (“Share Options”) and Restricted Stock Units (“RSUs”). Pursuant to the LTIP, the RSUs vest subject to a vesting schedule to be determined at grant. The LTIP allows the Company to determine applicable vesting and performance conditions for future awards as appropriate. A grant of RSUs in one year does not entitle the grantee to receive RSUs or any other award under the LTIP in subsequent years.

Pursuant to the LTIP, in November 2022 the Board of Directors resolved to grant 1,088,932 Share Options (the "2022 Share Options") and 115,000 RSUs (the "2022 RSUs") to employees, management and board members of the Company (equivalent to approximately 2.25% and 0.2% of the Company’s share capital, respectively), of which 11,507 RSUs and Share Options over a total number of 742,454 shares were granted to the executive officers and board members of the Company (equivalent to approximately 0.02% and 1.38% of the Company's share capital, respectively). The 2022 Share Options were granted under the terms of an option agreement and the LTIP. Each 2022 Share Option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to in aggregate 1,088,932 shares. The exercise price for the 2022 Share Options is $10.00 per share. The 2022 Share Options will vest over a period of four years, in equal annual installments. The first two installments vested on November 30, 2023 and November 29, 2024, with the remaining installments due to vest on each of November 30, 2025 and November 30, 2026. The vested 2022 Share Options will lapse four years from the date of their grant if not exercised.

The 2022 RSUs were granted under the terms of the RSU agreement and the LTIP and the first two installments of the 2022 RSUs were vested on November 30, 2023 and November 29, 2024. The remaining two installments will vest on each of November 30, 2025 and November 30, 2026.

Pursuant to the LTIP, in November 2023, the Board of Directors authorized the grant of a further 74,246 Share Options (the "2023 Share Options") to two board members and 102,107 RSUs (the "2023 RSUs") to employees of the Company. The 2023 Share Options were granted under the terms of an option agreement and the LTIP. Each 2023 Share Option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to 72,246 shares. The exercise price for the 2023 Share Options is $12.47 per share. The 2023 Share Options will vest over a period of three years in equal annual installments. The first installment vested on November 29, 2024 and the remaining two will vest on each of November 30, 2025 and November 30, 2026. The vested 2023 Share Options will lapse four years from the date of their grant if not exercised. The 2023 RSUs were granted under the terms of the 2023 RSU agreement and the LTIP and the 2023 RSUs will vest equally in four installments. The first installment vested on November 29, 2024 and the remaining three will vest on each of November 28, 2025, November 30, 2026 and November 30, 2027.

As of March 14, 2025, the Company has granted a total of 767,203 Share Options and 12,757 RSUs to executive officers and board members. This includes Share Options that are exercisable within 60 days of March 14, 2025.

C.      Board Practices

Our Board consists of seven directors. A director is not required to hold any shares in our Company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our Company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement that he or she does not have an interest in, and if he or she does have such an interest, their vote shall not be counted and may not be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, unless otherwise approved by a majority of the Board of Directors. The directors may exercise all of our powers to borrow money, mortgage our undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any of our obligations or of any third party.

Our Board of Directors is elected annually by a vote of a majority of the common shares represented at the meeting at which at least two shareholders, present in person or by proxy, and entitled to vote (whatever the number of shares held by them) constitutes a quorum. In addition, the maximum and minimum number of directors is determined by a resolution of our shareholders, but no less than two directors shall serve at any given time. Each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

There are no service contracts between us and any member of our Board of Directors providing for the accrual of benefits, compensation or otherwise, upon termination of their employment or service.

Committees

Audit and Risk Committee

The Audit and Risk Committee, which consists of Neil Glass and Sami Iskander as members, and Antoine Bonnier and Joanna Huipei Zhou as non-voting observers, assists the Board of Directors in overseeing our accounting and financial reporting processes, internal control over financial reporting and reporting on effectiveness of such controls, the audits of our financial statements and our compliance with legal and regulatory requirements and enterprise risk management processes. In addition, the Audit and Risk Committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Board of Directors has determined that Neil Glass qualifies as an “audit committee financial expert,” as such term is defined in the rules of the SEC, and that Neil Glass and Sami Iskander are independent, as independence is defined under the rules of the SEC and the NYSE. Neil Glass acts as chairman of our Audit and Risk Committee.

Code of Business Conduct and Ethics (“Code of Business Conduct”)

Cool Company Ltd. has a Code of Business Conduct that covers a range of matters including the handling of conflicts of interest, compliance with applicable laws and the reporting of misconduct, as well as other corporate values such as honesty, integrity and respect for others. Our Code of Business Conduct is available on our website. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

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

D.          Employees

See “Item 4. Information on the Company – B. Business Overview - Employees”

E.         Share Ownership

See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”

F.     Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

The following table presents the beneficial ownership of our common shares as of March 14, 2025, for:

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

The percentage of beneficial ownership for the following table is based on 53,726,718 common shares outstanding as of March 14, 2025. Options to purchase shares that are exercisable within 60 days are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: Canon's Court, 22 Victoria St., Hamilton, Pembroke, HM 12, Bermuda.

	Common Shares Beneficially Owned		Share Options	RSUs
Executive Officers and Board Members:	Number of shares	%	Number of options (1)	Unvested RSUs
Richard Tyrrell	8,545	*	371,227	8,341
Johannes P. Boots	1,764	*	123,742	4,416
Cyril Ducau	—	*	49,497	—
Peter Anker	100,000	*	49,497	—
Antoine Bonnier	—	*	49,497	—
Neil Glass	—	*	49,497	—
Joanna Huipei Zhou	510	*	37,123	—
Sami Iskander	—	—	37,123	—
All Executive Officers and Board Members as a Group	110,819	*	767,203	12,757

5% Shareholders:
EPS Ventures Ltd (2)	31,254,390	58.2%
Donald Smith & Co Inc. (3)	3,440,652	6.4%

(1) Represents total share options granted to executive officers and board members, including share options that have vested and are exercisable within 60 days of March 14, 2025.

(2) Based upon 31,254,390 common shares of Cool Company Ltd. legally and beneficially owned by EPS Ventures Ltd, which is a wholly-owned subsidiary of Quantum Pacific Shipping Limited. Based upon the Schedule 13G filed by EPS Ventures Ltd on February 7, 2024.

(3) Based upon 3,440,652 common shares of Cool Company Ltd. legally and beneficially owned by Donald Smith & Co Inc.. Based upon the Schedule 13G filed by Donald Smith & Co Inc. on October 25, 2024.

*Represents ownership of less than 1% of our outstanding common shares.

Our major shareholder has the same voting rights as all of our other common shareholders. As a result of the Second Private Placement in November 2022, EPS’ ownership interest increased from 39.9% to 49.9%. Following Golar’s sale of its remaining shareholding interest in us (4,463,845 common shares) to EPS in February 2023, EPS’ ownership interest increased from 49.9% to 58.2%.

As of March 14, 2025, Cede & Co., is our nominated registered holder of all shares in The Depository Trust Company, which held in aggregate 53,726,718 common shares, representing 100% of our outstanding common shares. We believe that the shares held by Cede & Co. include common shares beneficially owned by both holders in the U.S. and non-U.S. beneficial owners.

B.      Related Party Transactions

Option Agreement

On November 3, 2022, Cool Company Ltd entered into an option agreement with affiliates of EPS, (the “Option Agreement”) to purchase two shipbuilding contracts for the Newbuild Vessels under construction at HHI in Korea (the “Shipbuilding Contracts”). This option was granted to the Company in consideration of our entry into the MSA and was exercised on June 28, 2023.

On July 3, 2023, pursuant to the Option Agreement, two novation agreements were entered into: (i) between Kool Panther Corporation, Joytech Marine Ltd (an affiliate of EPS) and HHI, and (ii) between Kool Tiger Corporation, Geytech Marine Ltd (an affiliate of EPS) and HHI (“Novation Agreements”). In addition, performance guarantees were issued by Cool Company Ltd. to HHI in accordance with the Novation Agreements and Shipbuilding Contracts.

On the same day as the Novation Agreements, Cool Company Management Ltd entered into a supervision agreement (the “Supervision Agreement”) with Eastern Pacific Shipping, an affiliate of EPS whereby Eastern Pacific Shipping agreed to act as the supervisors of the Newbuild Vessels whilst under construction at HHI and to provide the services as set out in the Supervision Agreement. The supervision fee was for a fixed amount of $450,000 per vessel.

License to Occupy

On March 26, 2024, EPS Chartering (UK) Limited, an affiliate of EPS, and Cool Company Management Ltd entered into a licence to occupy space at 7 Clarges Street, 5th Floor, London, W1J 8AE, England.

Insurance Brokerage Services

On July 11, 2023, Eastern Pacific Shipping entered into an agreement with Cool Company Management Ltd to provide CoolCo with insurance and claim handling services. The charges represent the commission paid as a percentage of the gross premium for such insurances placed.

Related Persons Transactions Policy

In connection with our listing, we adopt a policy describing the approval by the disinterested members of the Board of Directors of certain transactions between us and a related person (as defined below) in accordance with our bye-laws and Code of Business Conduct. Under our bye-laws, interested members of the Board of Directors may not participate in the approval of such transactions unless otherwise approved by a majority of the Board of Directors, and such transactions will be reviewed and overseen by the disinterested members of the Board of Directors in accordance with our bye-laws, Code of Business Conduct and the Related Persons Transactions Policy, with additional review and oversight by the Audit and Risk Committee. Transactions subject to the policy would include any financial transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships involving the Company in which a related person has or will have a direct or indirect material interest.

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

Existing arrangements with related parties and new arrangements with related parties that are entered into in connection with our listing, in each case (i) that are described in this Annual Report, (ii) including any subsequent amendment to any such arrangement that is not material to the Company and (iii) any ancillary services provided in connection therewith, will not require review, approval or ratification pursuant to the policy.

C.      Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.        Consolidated Financial Statements and Other Financial Information

Please see the section of this Annual Report on Form 20-F entitled "Item 18. Financial Statements."

Legal proceedings

See ‘‘Item 4. Information on the Company – B. Business Overview – Legal Proceedings.’’

Dividend policy

Under our bye-laws, our Board of Directors may declare cash dividends or may pay a cash dividend or distributions on such days as may be determined by our Board of Directors from time to time. Under Bermuda law, a company may not declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that (a) it is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of its assets would thereby be less than its liabilities.

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

Our dividend policy, aims to allocate our free cash flow to equity primarily to the payment of a quarterly dividend, after allocations to drydocking and capital expenditures related to improving vessel efficiency. However, with current spot market charter rates insufficient to cover economic breakeven and operating expenditure on open vessels, we maintain a prudent long-term focus and have recently not declared a dividend. Any dividends declared in the future will be at the sole discretion of our Board of Directors and will depend upon, among other factors, the Company's results of operations, charter rates, freight market outlook, the Company’s balance sheet, market cyclicality, distributable reserves, anticipated capital and liquidity requirements, macroeconomic conditions and other factors that the Board of Directors may deem relevant.

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

During the years ended December 31, 2024 and 2023, we paid dividends to our shareholders in the amount of $74.1 million and $87.5 million, respectively. We have paid the following dividends per share in respect of the periods set forth below:

Dividend Payment Date	Dividend Per Share (USD)

December 9, 2024	0.15
September 16, 2024	0.41
June 10, 2024	0.41
March 18, 2024	0.41
December 15, 2023	0.41
September 18, 2023	0.41
June 9, 2023	0.41
March 10, 2023	0.40

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

B. Plan of Distribution

Not applicable.

C.     Markets

Our common shares trade on the Euronext and the NYSE, both under the symbol "CLCO". For the purposes of the Euronext, the NYSE is the Company's "primary listing". As an overseas company with a secondary listing on the Euronext, the Company is not required to comply with certain Euronext listing rules applicable to companies with a primary listing on the Euronext. As of March 14, 2025 we had 53,726,718 common shares issued and outstanding.

D.     Selling Shareholders

Not applicable.

E.     Dilution

Not applicable.

F.     Expenses of the Issue

Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.     Share Capital

Not applicable
.
B.     Memorandum and Articles of Association

The description of our Memorandum of Association and amended and restated bye-laws is incorporated by reference to "Item 10. Additional Information – B. Memorandum and Articles of Association” of our registration statement on Form 20-F, as amended, which was filed with the SEC on March 7, 2023, File No. 001-41625, or the “20-F Registration Statement”. The Company’s Memorandum of Association is filed as Exhibit 1.1 to the 20-F Registration Statement and is hereby incorporated by reference into this Annual Report. Our amended and restated bye-laws (last amended in November 2023) are filed with the SEC as Exhibit 1.2 to this Annual Report and are hereby incorporated by reference into this Annual Report.

C.     Material Contracts

Please see “Item 4. Information on the Company – A. History and Development of the Company,” “Item 4. Information on the Company – B. Business Overview,” “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources,” “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” and “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission on March 28, 2024 for a discussion of material contracts entered into outside of the ordinary course of business in the preceding two years.

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

E.     Taxation

U.K. Tax Considerations

The comments below do not purport to constitute legal or tax advice. Any holder or prospective holder of common shares who is in doubt as to their own tax position should consult their own professional advisers.

Tax Residency of CoolCo

While CoolCo is not incorporated in the U.K., it is nevertheless treated as being resident in the U.K. for U.K. corporation tax purposes since its central management and control is exercised in the U.K. Specifically, CoolCo opened a U.K. establishment on May 1, 2024 and it has been a U.K. tax resident effective from the same date. The directors and officers of CoolCo intend to manage CoolCo's affairs so that it remains resident in the U.K. for U.K. tax purposes.

U.K. Tax Considerations for U.S. Holders

This section summarizes the certain U.K. tax considerations generally applicable to the ownership and disposition of common shares by U.S. Holders. The comments below do not purport to be a complete analysis of all U.K. tax considerations relating to the holding of common shares.

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

The following discussion is intended only as a general guide and does not purport to be a complete analysis of all potential U.K. tax considerations applicable to U.S. Holders of CoolCo common shares. This section is based on current U.K. tax law as applied in England and Wales and what is understood to be the current practice of H.M. Revenue and Customs, as well as applicable tax treaties, as of the date of this form. This law and practice and these treaties are subject to change, possibly on a retroactive basis. This section applies only to shareholders of CoolCo that are U.S. Holders, that are not resident or domiciled in the U.K., that hold their shares as a capital investment, and that are the absolute beneficial owner of both the shares and any dividends paid on the shares.

This section does not apply to members of any special class of shareholders subject to special rules, such as:

•a pension fund;
•a charity;
•persons acquiring their shares in connection with an office or employment;
•individuals who are subject to U.K. taxation on a remittance basis or under the foreign income and gains regime
•a dealer in securities;
•an insurance company; or
•a collective investment scheme.

In addition, this section may not apply to:
•any shareholders that, either alone or together, with one or more associated persons, such as personal trusts and connected persons, control directly or indirectly at least 10% of the voting rights or of any class of share capital of CoolCo; or
•any person holding shares as a borrower under a stock loan or an interim holder under a repurchase agreement.

Taxation of Dividends

Withholding from dividend payments

Under U.K. domestic law, dividend payments on CoolCo common shares may be made without withholding or deduction for or on account of U.K. income tax.

Non-U.K. - Resident Shareholders

A U.S. Holder that is not resident in the U.K. for U.K. tax purposes will generally not be liable to account for income or corporation tax in the U.K. on dividends paid on the shares unless the U.S. Holder (whether solely or in partnership) carries on a trade profession or vocation in the U.K. and the dividends are either a receipt of that trade profession or vocation or, in the case of U.K. corporation tax, the shares are held by or for a U.K. permanent establishment through which the trade is carried on.

Taxation of Capital Gains

A U.S. Holder of common shares that is not resident in the U.K. for U.K. tax purposes and, in the case of an individual U.S. Holder, not temporarily non-resident, should not be liable for U.K. tax on capital gains realized on a sale or other disposal of common shares unless such common shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the U.K. through a branch or agency or, in the case of a corporate holder of common shares, through a permanent establishment.

A U.S. Holder of common shares that is an individual and who is temporarily resident for tax purposes outside the U.K. at the date of disposal (or deemed disposal) of the common shares may also be liable, on their return to the U.K., to U.K. tax on chargeable gains (subject to any available exemption or relief).

U.K. Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

U.K. Stamp Duty will in principle be payable on any instrument of transfer of common shares that is executed in the U.K., or that relates to any property situated, or to any matter or thing done or to be done, in the U.K.. An exemption from U.K. Stamp Duty is available on an instrument transferring common shares where the amount or value of the consideration is £1,000 or less and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions in respect of which the aggregate amount or value of the consideration exceeds £1,000.

Holders of common shares should be aware that, even where an instrument of transfer is, in principle subject to U.K. Stamp Duty, U.K. Stamp Duty is not required to be paid unless it is necessary to rely on the instrument for legal purposes in the U.K., for example to register a change of ownership or in litigation in a U.K. court.

Provided that the common shares are not registered on any register maintained in the U.K. by or on behalf of us, and are not paired with any shares issued by a U.K. incorporated company, any agreement to transfer common shares will not be subject to SDRT.

Inheritance tax

Provided that the common shares are not registered on any register maintained in the U.K., by or on behalf of us, the common shares are not expected to be U.K. situs assets and within the charge to U.K. inheritance tax.

Bermuda Tax Considerations

While we are incorporated in Bermuda, we are not currently subject to taxation under the laws of Bermuda.

We note that the Bermuda Corporate Income Tax Act 2023 (“CIT Act”) was enacted on December 27, 2023 and will apply from January 1, 2025). Under the CIT Act, Bermuda corporate income tax will be chargeable in respect of fiscal years beginning on or after January 1, 2025 and will apply only to Bermuda entities that are part of MNE groups with EUR 750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (“Bermuda Constituent Entity Group”). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year shall be (i) 15% of the net taxable income of the Bermuda Constituent Entity Group less (ii) tax credits applicable to the Bermuda Constituent Entity Group under Part 4 of the CIT Act, or as prescribed. The CIT Act introduces certain “qualified refundable tax credits” which were developed during 2024 to incentivize companies to support Bermuda residents through investments in key areas such as education, healthcare, housing, and other projects to help develop Bermuda’s workforce.

Distributions we receive from our subsidiaries are also not subject to any Bermuda tax. Unless the CIT Act applies, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares. This discussion does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda shareholders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our shares.

We have also received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 31, 2035 (we note that this assurance is overridden by the CIT Act, with effect from January 1, 2025). This assurance is subject to the proviso that it is not to be construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967. The assurance does not exempt us from paying import duty on goods imported into Bermuda. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the certain U.S. federal income tax considerations applicable to us with respect to our activities and, subject to the limitations described below, to U.S. Holders (as defined above) of owning and disposing of our common shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our common shares.

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

Unless we qualify for an exemption from U.S. federal income taxation under the rules of Section 883 of the Code or an applicable income tax treaty as discussed below, our U.S.-source shipping income would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, to the extent that such income is not considered to be “effectively connected” with the conduct of a U.S. trade or business. For this purpose, “shipping income” includes income that is derived from, or in connection with (i) the use of vessels, (ii) the hiring or leasing for use of vessels, (iii) the performance of services directly related to the use of vessels, and (iv) the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture that directly or indirectly generates income described in (i) through (iii). For U.S. federal income tax purposes, U.S.-source shipping income includes 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States and 100% of shipping income attributable to transportation exclusively between U.S. ports. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the U.S. and not subject to any U.S. federal income tax. We do not expect to engage in transportation that produces income that is considered to be 100% U.S.- source shipping income.

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

We believe that we did not qualify for the exemption under Section 883 of the Code with respect to our income earned in 2024.

Although we expect that the Section 883 exception is unavailable, the tax imposed under Section 887 may nonetheless be reduced or eliminated if we qualify for the benefits of the U.S.-U.K. Treaty. We generally would be eligible for the benefits of the U.S.-U.K. Treaty if we are treated as a resident of the U.K. for purposes of the U.S.-U.K. Treaty and if we satisfy one of the additional tests under the “Limitation on Benefits” section of the U.S.-U.K. Treaty. Because we expect to be treated as a resident in the U.K. for purposes of the U.S.-U.K. Treaty and we expect to satisfy one of the tests under the applicable “Limitation on Benefits” section, we believe that we qualify for the benefits of the U.S.-U.K. Treaty for 2024 and accordingly are exempt from U.S. federal income tax on our shipping income.

U.S. Federal Income Taxation of Gain on Sale of Assets

We will generally not be subject to U.S. federal income tax with respect to gains realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. To the extent circumstances permit, we intend to structure any sale of vessels in such a manner, including effecting the sale and delivery of vessels outside of the United States.

U.S. Federal Income Taxation of U.S. Holders

The following discussion applies only to a U.S. Holder (as defined above) that holds our common shares as capital assets for U.S. federal income tax purposes. In addition, the following discussion does not describe all of the tax considerations that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax and Medicare contribution tax considerations, as well as the tax considerations applicable to U.S. Holders subject to special rules, such as:

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

Subject to applicable limitations, including a holding period requirement, dividends paid on our common shares to certain non-corporate U.S. Holders will generally be treated as “qualified dividend income” that is taxable to such U.S. Holders at preferential tax rates provided that (i) our common shares are readily tradable on an established securities market in the U.S. (such as the New York Stock Exchange, on which our common shares are traded); and (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which, as discussed below, we do not believe that we are, were for our 2024 taxable year, or will be for any future taxable years). Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a non-corporate U.S. Holder. U.S. Holders should consult their tax advisers regarding the availability of the preferential tax rates on dividends in their particular circumstances.

Sale or Other Disposition of Our Common Shares

Subject to the Passive Foreign Investment Company (PFIC) rules described below, gain or loss realized on the sale or other disposition of our common shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held our common shares for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the common shares disposed of and the amount realized on the disposition. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit limitation purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

We believe that we were not a PFIC for our 2024 taxable year. Based on our current and expected operations, we believe that we will not be a PFIC with respect to our 2025 taxable year and do not expect to become a PFIC in the foreseeable future. We intend to treat our income from our time charters and voyage charters, including through commercial pools, as services income, and not as rental income, for purposes of applying these rules. Accordingly, we believe that our income from our time charters and voyage charters, including through commercial pools, does not constitute passive income for purposes of determining whether we are a PFIC, and, consequently, the assets that we own and operate in connection with the production of that income do not constitute passive assets. While there is no authority under the PFIC rules that directly addresses the treatment of income derived from time charters and voyage charters, including through commercial pools, as passive or nonpassive income, there is substantial legal authority supporting the treatment of such income as not constituting passive income for other tax purposes. However, there is also authority which characterizes income from time charters as rental income rather than services income for other tax purposes. Accordingly, the IRS or a court might not accept our position, and there is a risk that the IRS or a court may determine that we are a PFIC. Moreover, no assurance can be given that we would not become a PFIC for any future taxable year if the nature and extent of our operations change.

If the IRS were successful in asserting that we have been a PFIC for any taxable year during which a U.S. Holder held our common shares, a U.S. Holder could be subject to certain adverse tax consequences. Unless the U.S. Holder were to make a timely “mark-to-market” election, as discussed below, gain recognized on a sale or other disposition (including certain pledges) of our common shares would be allocated ratably over the U.S. Holder’s holding period of the common shares. The amounts allocated to the taxable year of disposition and to the years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an additional tax based on the interest charge generally applicable to underpayments of tax would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by a U.S. Holder on its common shares exceeded 125% of the average of the annual distributions on the common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. In addition, generally we would continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder held our common shares, even if we ceased to meet the threshold requirements for PFIC status. If we were treated as a PFIC for the taxable year in which we paid a dividend or the prior taxable year, the dividend would not constitute “qualified dividend income” and the preferential tax rates discussed above (under “ – Distributions”) would not apply.

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

Not applicable.

G.     Statement by Experts

Not applicable.

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

We have entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of December 31, 2024, the interest exposure for our RRCF and the upsized TLF May 2029 has been hedged for approximately 57% at an average fixed rate of 3.42%, which has an aggregate notional principal of $606.9 million. These swap agreements, maturing in February 2027, and May 2029 follow the amortization profile of the RRCF and the upsized TLF May 2029, respectively. We may enter into additional financial instruments to manage our exposure to interest rates.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K., and Norwegian Kroner, Euros and Malaysian Ringgit, for operating expenses and capital expenditure projects.

We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in Norwegian Kroner ("NOK"). Based on our NOK administrative expenses incurred in 2024, a 10% depreciation of the U.S. dollar against the NOK would have increased our expenses by $1.0 million.

The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred in 2024, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for 2024 by $2.3 million.

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

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S, SMBC Bank International, Credit Agricole CIB and Citibank N.A.. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

Price risk

We are also subject, indirectly, to price risk related to the spot/short term charter market for chartering LNGCs. Charter rates may be uncertain and volatile and depend upon, among other things, the natural gas prices, the supply and demand for vessels, arbitrage opportunities, vessel obsolescence and the energy market, which we cannot predict with certainty. Currently, no financial instruments have been entered into to reduce this risk.

Operational Risk

The operation of an LNGC has certain unique operational risks. Our Vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our Vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None
.
ITEM 15. CONTROLS AND PROCEDURE

A.          Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2024. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024.

B.          Management's annual report on internal control over financial reporting

Our management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled "Internal Control-Integrated Framework (2013)".

Our management with the participation of our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act, as of December 31, 2024. Based upon that evaluation, our management with the participation of our Chief Executive Officer and Chief Financial Officer concluded that the Company's internal controls over financial reporting were effective as of December 31, 2024.

C.         Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the Company's registered public accounting firm because as an emerging growth company, we are exempt from this requirement.

D.          Changes in internal control over financial reporting

There have been no changes in the Company’s internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Neil Glass is an independent director and audit committee financial expert in accordance with SEC Rule 10a-3 pursuant to Section 10A of the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct that applies to all our directors, officers, employees and others we may determine should be subject to the policy, such as contractors, consultants, advisors, agents, suppliers and vendors. A copy of our Code of Business Conduct may be found on our website www.coolcoltd.com. This website is provided as an inactive textual reference only. Information contained on our website does not constitute part of this Annual Report. We will provide any person, free of charge, a copy of our Code of Business Conduct upon written request to our registered office. Any waivers that are granted from any provision of our Code of Business Conduct may be disclosed on our website within five business days following the date of such waiver.

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

	Year ended December 31,
(in thousands of $)	2024	2023
Audit Fees (a)	1,142	1,400
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,142	1,400

(a)Audit Fees

Audit fees are the aggregate fees billed for professional services rendered for the audit of our annual financial statements, the review of the interim financial statements and audit services related to the public listing, including services related to consents and the review of documents filed with the SEC.

(b)    Audit-Related Fees

None.

(c)    Tax Fees

None.

(d)    All Other Fees

None.

(e)    Audit and Risk Committee's Pre-Approval Policies and Procedures

The Company's Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require our Board of Directors to approve the appointment of our independent auditor of the Company before such auditor is engaged and to approve each of the audit and non-audit related services to be provided by such auditor. All services provided by the principal auditor during the years ended 2024 and 2023 were approved by our Board of Directors pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In November 2024, our Board of Directors approved a share repurchase program to purchase up to approximately $40 million of our outstanding common shares over the following 24 months. As of March 14, 2025, no shares have been repurchased under this program.

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

Independence of directors. The NYSE requires that a U.S. listed company maintain a majority of independent directors. As a foreign private issuer, we rely on home country practice in Bermuda to be exempted from the requirement to maintain a majority of independent directors.

Currently, our Board of Directors is not comprised of a majority of independent directors.

Audit and Risk Committee. The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities Exchange Act of 1934, our Audit and Risk Committee consists of two independent members of our Board of Directors, Mr. Neil Glass and Mr. Sami Iskander (who are independent under the NYSE listing standards and U.S. securities laws relating to audit committees) and two non-voting observers.

Compensation Committee. The NYSE requires U.S. listed companies to have a compensation committee composed entirely of independent directors and a committee charter addressing the purpose, responsibility, rights and performance evaluation of the committee. We will rely on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE, such that we do not have a standing compensation committee.

Nomination / Corporate Governance Committee. The NYSE requires that a listed U.S. company have a nomination/ corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. Consistent with our status as a foreign private issuer and the jurisdiction of our incorporation (Bermuda), we do not have a nominating/corporate governance committee.

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

Corporate Governance Guidelines. The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation of the Board of Directors. We are not required to adopt such guidelines under Bermuda law and we have not adopted such guidelines.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider trading policy governing all transactions of Company securities by our directors, officers and employees. A copy of our insider trading policy is included as exhibit to this Annual Report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Company’s cybersecurity risk management program consists of:

i.An overall strategy to develop, improve and maintain its cybersecurity processes, policies and governance frameworks as documented in our Cyber Security Manual (the "Manual");
ii.The Manual follows the NIST framework and adheres to relevant rules, regulations, guidelines, and standards, including IMO, IACS UR E26 & E27, IEC 62443, and ISO 27001:2022
iii.A dedicated Cybersecurity Team responsible for managing and mitigating cybersecurity risk;
iv.Engagement of external cybersecurity consultants and service providers;
v.Utilization of third party cybersecurity tools and technologies; and
vi.A governance structure that includes Board of Directors and management oversight.

The Company utilizes industry-vetted cybersecurity practices focusing on both Information Technology (IT) and Operational Technology (OT) assets.

The Manual ensures that the various systems supporting the operations of the Company are safe, secure, and resilient against cyber incidents. This Manual helps our employees and contractors to understand their cybersecurity responsibility with documented procedures and processes.

The Cybersecurity Team consists of members from IT and OT functional areas with specialized skills in order to support the effective management of cybersecurity’s framework, policies, and procedures. The Company relies on this team to assist in the development and execution of the cyber strategy, to own and deliver the cyber work plan, as well as being the first responder for any potential cyber attacks and incidents.

The Company has engaged a third party cybersecurity consultant to assist in the implementation and operationalization of the Manual, including conducting risk and vulnerability assessments, providing expert guidance on cybersecurity best practices and supporting incident response efforts.

The Company leverages various third party tools and technologies as part of its efforts to enhance its cybersecurity functions. It regularly conducts incident response desktop exercises to assess and improve its preparedness for cyberattacks. Additionally, the Company evaluates potential cybersecurity threats related to third party providers and counterparties.

Governance

The Audit and Risk Committee, on behalf of the Board of Directors, considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Audit and Risk Committee is responsible for the allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Chief Executive Officer has delegated the day-to-day oversight of cybersecurity and other technology risks to the Head of IT and Digitalization, who oversees a team of IT and OT professionals, including third party providers.

The Head of IT and Digitalization is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Audit and Risk Committee on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2024 through to the date of this Annual Report, the Company is not aware of any material risks from cybersecurity threat, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see "Item 3. Key Information - D. Risk Factors ".

PART III
ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18. FINANCIAL STATEMENTS

The financial statements beginning on page F-1 through F-47, together with the respective report of the Independent
Registered Public Accounting firm thereon, are filed as a part of this annual report.

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Description
1.1**
Memorandum of Association of Cool Company Ltd., as adopted on October 29, 2018, incorporated by reference to Exhibit 1.1 of Cool Company Ltd.'s Registration Statement on Form 20-F, as amended and filed on March 7, 2023, File No. 001-41625 or the “20-F Registration Statement”.

1.2**	Form of Amended and Restated Bye-laws of Cool Company Ltd., incorporated by reference to Exhibit 1.2 of Cool Company Ltd.'s 20-F Registration Statement.
1.3**
Form of Amended and Restated Bye-laws of Cool Company Ltd. adopted on November 29, 2023, incorporated by reference to Exhibit 1.4 of Cool Company Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 28, 2024.

1.4**	Certificate of Incorporation of Cool Company Ltd. as adopted on October 31, 2018, incorporated by reference to Exhibit 1.3 of Cool Company Ltd.'s 20-F Registration Statement.
2.1**	Form of Registration Rights Agreement, incorporated by reference to Exhibit 2.1 of Cool Company Ltd.'s 20-F Registration Statement.
2.2**
Description of Securities Registered under Section 12 of the Exchange Act, incorporated by reference to Exhibit 2.6 of Cool Company Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed on April 21, 2023.

2.3**	Supplemental Agreement dated November 10, 2022 to the $520,000,000 Secured Loan Facility Agreement, incorporated by reference to Exhibit 2.4 of Cool Company Ltd.'s 20-F Registration Statement.
2.4**
Guarantee and Indemnity dated November 10, 2022 by Cool Company Ltd. in Favor of ING Bank. N.V., Singapore Branch, , incorporated by reference to Exhibit 2.5 of Cool Company Ltd.'s 20-F Registration Statement.

2.5**
Supplemental agreement No.3 to the (originally) $520,000,000 Secured Loan Facility Agreement dated March 22, 2024, by and among (i) Felox Marine Ltd, Pernli Marine Ltd, Persect Marine Ltd and Respent Marine Ltd as original borrowers and Kool Ice Corporation and Kool Kelvin Corporation as acceding borrowers, (ii) Cool Company Ltd. as guarantor, (iii) ING Bank N.V., Singapore Branch as agent, (iv) ING Bank N.V., Singapore Branch, Credit Agricole Corporate & Investment Bank, KFW IPEX-Bank GmbH,  Nordea Bank ABP, Filial I Norge, SMBC Bank International PLC as original banks and DNB (UK) Limited as acceding bank and (v) ING Bank N.V., Credit Agricole Corporate & Investment Bank, KFW IPEX-Bank GmbH, Nordea Bank ABP, Sumitomo Mitsui Banking Corporation, London Branch as original swap providers and DNB Bank ASA as acceding swap provider, incorporated by reference to Exhibit 2.7 of Cool Company Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 28, 2024.

2.6*	Guarantee and Indemnity dated March 22, 2024 to the (originally) $520,000,000 Secured Loan Facility Agreement by Cool Company Ltd. in favor of ING Bank. N.V., Singapore Branch
2.7*
Facility agreement to up to $570,000,000 Senior Secured Revolving Credit Facility dated December 13, 2024, by and among Cool Company Ltd., ABN Amro Bank N.V., Citibank, N.A., London Branch, Danske Bank A/S, DNB (UK) Limited and Nordea Bank ABP, Filial I Norge.

4.1**/++
Share Purchase Agreement dated January 26, 2022 by and between Cool Company Ltd. and Golar LNG Limited (incorporated by reference to Exhibit 4.29 filed with the Form 20-F filed by Golar LNG Limited on April 28, 2022), incorporated by reference to Exhibit 4.1 of Cool Company Ltd.'s 20-F Registration Statement.

4.2**/++
Amendment Agreement to Share Purchase Agreement dated February 25, 2022 by and between Cool Company Ltd. and Golar LNG Limited, incorporated by reference to Exhibit 4.2 of Cool Company Ltd.'s 20-F Registration Statement.

4.3**/++
Share Purchase Agreement dated June 30, 2022 by and among Golar Management (Bermuda) Limited, Cool Company Ltd. and Golar LNG Limited, incorporated by reference to Exhibit 4.3 of Cool Company Ltd.'s 20-F Registration Statement.

8.1*	List of subsidiaries
11.1*	Insider Trading Policy adopted on March 19, 2025
12.1*	Certification of the Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification of the Chief Finance Officer under Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Chief Executive Officer
13.2*	Certification under Section 906 of the Sarbanes-Oxley act of 2002 of the Chief Finance Officer
15.1*	Consent of Ernst & Young LLP, independent registered public accounting firm for Cool Company Ltd.
97.1**
Incentive-based Compensation Recoupment Policy, incorporated by reference to Exhibit 97.1 of Cool Company Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed on March 28, 2024.

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
104. Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Cool Company Ltd. (registrant)
Date	March 28, 2025	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer of Cool Company Ltd.

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer of Cool Company Ltd.

COOL COMPANY LTD.
INDEX TO AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID 1438)	F-2
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Operations for the phased period from January 1, 2022 to June 30, 2022 (Predecessor)
F-3
Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Comprehensive Income for the phased period from January 1, 2022 to June 30, 2022 (Predecessor)
F-4
Consolidated Balance Sheets as of December 31, 2024 and 2023 (Successor)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Cash Flows for the phased period from January 1, 2022 to June 30, 2022 (Predecessor)
F-6
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and phased period from January 27, 2022 to December 31, 2022 (Successor); and Combined Carve-out Statements of Changes in Equity for the phased period from January 1, 2022 to June 30, 2022 (Predecessor)
F-8
Notes to the Audited Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Cool Company Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cool Company Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for the two years in the period ended December 31, 2024 and for the phased period from January 27, 2022 to December 31, 2022 (Successor operations), and the related notes (collectively referred to as the "consolidated financial statements") and the combined carve-out statements of operations, comprehensive income, changes in equity and cash flows of Golar Shipping and Vessel Management (a carve-out business of Golar LNG Limited) (the Predecessor) for the phased period from January 1, 2022 to June 30, 2022 (Predecessor operations), and the related notes (collectively referred to as the "combined carve-out financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the two years in the period ended December 31, 2024 and the phased period from January 27, 2022 to December 31, 2022, in conformity with U.S. generally accepted accounting principles. Further, in our opinion, the combined carve-out financial statements present fairly, in all material respects, the results of the Predecessor operations and its cash flows for the phased period from January 1, 2022 to June 30, 2022, in conformity with U.S. generally accepted accounting principles.

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
London, United Kingdom
March 28, 2025

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

		Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
		Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $, except per share amounts)	Notes	January 1, 2024 to December 31, 2024⁽¹⁾	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾
Time and voyage charter revenues	6, 11	313,620	347,081	183,567	37,289
Vessel and other management fees revenues		8,890	14,301	7,125	6,167
Amortization of intangible assets and liabilities arising from charter agreements, net	10	15,987	17,628	22,286	—
Total operating revenues		338,497	379,010	212,978	43,456

Vessel operating expenses		(71,070)	(72,783)	(40,459)	(7,706)
Voyage, charter hire and commission expenses, net		(6,260)	(4,532)	(1,644)	(1,229)
Administrative expenses		(21,936)	(24,173)	(14,004)	(5,422)
Depreciation and amortization	10, 14	(76,282)	(76,629)	(45,935)	(5,745)
Total operating expenses		(175,548)	(178,117)	(102,042)	(20,102)

Other operating income	7	—	—	—	4,374
Operating income		162,949	200,893	110,936	27,728

Other non-operating income	7	—	42,549	—	—

Financial income/(expense):
Interest income		6,041	8,227	1,273	4
Interest expense		(78,661)	(80,190)	(30,664)	(4,725)
Gains on derivative instruments	8	13,918	7,278	8,592	—
Other financial items, net	8	(3,170)	(1,838)	(2,526)	622
Net financial expense		(61,872)	(66,523)	(23,325)	(4,099)

Income before income taxes and non-controlling interests		101,077	176,919	87,611	23,629
Income taxes, net	9	(277)	(556)	(111)	(385)
Net income		100,800	176,363	87,500	23,244
Net income attributable to non-controlling interests		(2,658)	(1,634)	(1,758)	(8,206)
Net income attributable to the Owners of Cool Company Ltd. / Predecessor's Parent		98,142	174,729	85,742	15,038

Basic earnings per share	25	$1.83	$3.25	$2.12	$14.89
Diluted earnings per share	25	$1.82	$3.25	$2.12	$14.89
(1) Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
The accompanying notes are an integral part of these audited financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024⁽¹⁾	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾
COMPREHENSIVE INCOME
Net income	100,800	176,363	87,500	23,244
Comprehensive income	100,800	176,363	87,500	23,244

Comprehensive income attributable to:
Owners of Cool Company Ltd. / Predecessor's Parent	98,142	174,729	85,742	15,038
Non-controlling interests	2,658	1,634	1,758	8,206
Comprehensive income	100,800	176,363	87,500	23,244
(1) Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these audited financial statements

COOL COMPANY LTD.
CONSOLIDATED BALANCE SHEETS

(in thousands of $, except number of shares)	Notes	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		165,274	133,496
Restricted cash and short-term deposits	15	—	3,350
Trade accounts and other receivables		1,838	9,511
Intangible assets, net	10	629	825
Inventories		3,666	3,659
Other current assets	12	5,805	3,412
Total current assets		177,212	154,253

Non-current assets
Restricted cash	15	446	492
Intangible assets, net	10	7,469	9,438
Newbuildings	13	105,668	181,904
Vessels and equipment, net	14	1,939,626	1,700,063
Other non-current assets	16	12,715	10,793
Total assets		2,243,136	2,056,943

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	19	141,996	194,413
Trade accounts payable		19,608	12,231
Accrued expenses	17	34,144	42,275
Other current liabilities	18	47,688	43,654
Amounts due to related parties	22	294	757
Total current liabilities		243,730	293,330

Non-current liabilities
Long-term debt	19	1,163,879	866,671
Other non-current liabilities	20	74,027	90,362
Total liabilities		1,481,636	1,250,363
Commitments and contingencies	23
EQUITY
Owners' equity includes 53,726,718 (2023: 53,702,846) common shares of $1.00 each, issued and outstanding	24
Owners' share capital		53,727	53,703
Additional paid-in capital		510,780	509,327
Retained earnings		196,993	172,960
Total Owners' Equity		761,500	735,990
Non-controlling interests	5	—	70,590
Total equity		761,500	806,580
Total liabilities and equity		2,243,136	2,056,943

The accompanying notes are an integral part of these audited financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024⁽¹⁾	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾
Operating activities
Net income	100,800	176,363	87,500	23,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	76,282	76,629	45,935	5,745
Amortization of intangible assets and liabilities arising from charter agreements, net	(15,987)	(17,628)	(22,286)	—
Amortization of deferred charges and fair value adjustments	4,128	4,124	2,540	1,588
Gain on sale of vessel	—	(42,549)	—	—
Drydocking expenditure	(23,931)	(4,547)	(294)	—
Compensation cost related to share-based payment	2,013	2,447	320	238
Change in fair value of derivative instruments	(2,631)	3,306	(8,351)	—
Share based payments	(536)	(232)	—	—
Changes in assets and liabilities:
Trade accounts and other receivables	7,672	(7,044)	(427)	(117)
Inventories	(7)	(2,668)	—	—
Other current and other non-current assets	(2,695)	(3,864)	4,426	(7,226)
Amounts (due to) /from related parties	(463)	(1,254)	(238)	1,252
Trade accounts payable	(940)	18,486	640	(400)
Accrued expenses	(2,928)	(6,367)	7,073	(180)
Other current and non-current liabilities	5,333	3,724	1,396	2,957
Net cash provided by operating activities	146,110	198,926	118,234	27,101

Investing activities
Additions to vessels and equipment	(26,532)	(13,801)	—	—
Additions to newbuildings	(160,958)	(181,287)	—	—
Proceeds from sale of vessels	—	184,300	—	—
Additions to intangible assets	(132)	(1,344)	—	—
Consideration for acquisition of vessels and management entities	—	—	(353,506)	—
Net cash used in investing activities	(187,622)	(12,132)	(353,506)	—

Financing activities
Proceeds from short-term and long-term debt	411,347	110,000	570,000	—
Repayments of short-term and long-term debt (1)	(257,384)	(203,130)	(96,724)	(498,832)
Repayments of Parent's funding	—	—	—	(136,351)
Financing arrangement fees and other costs	(9,960)	(1,892)	(7,382)	—
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	—	—	(581,072)	581,072
Net proceeds from equity raise	—	—	432,635	—
Cash dividends paid	(74,109)	(87,511)	—	—
Net cash provided by / (used in) financing activities	69,894	(182,533)	317,457	(54,111)

Net increase / (decrease) in cash, cash equivalents and restricted cash	28,382	4,261	82,185	(27,010)
Cash, cash equivalents and restricted cash at beginning of year/ period	137,338	133,077	50,892	77,902
Cash, cash equivalents and restricted cash at end of year/ period	165,720	137,338	133,077	50,892
(1) Repayments of short-term and long-term debt includes $148.4 million paid by the Company to exercise its options to repurchase Kool Ice and Kool Kelvin, under their respective sale and leaseback agreements. Refer to Note 5.

Supplemental disclosure of cash flow information:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024⁽¹⁾	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾
Cash paid during the year/ period for:
Interest	96,963	85,083	22,240	24,665
Tax	812	512	59	357

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated and combined carve-out statements of cash flows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024⁽¹⁾	January 1, 2023 to December 31, 2023⁽¹⁾	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 1, 2022 to June 30, 2022⁽¹⁾
Cash and cash equivalents	165,274	133,496	129,135	28,919
Restricted cash and short-term deposits (current portion)	—	3,350	3,435	21,973
Restricted cash (non-current portion)	446	492	507	—
Cash, cash equivalents and restricted cash at end of year/ period	165,720	137,338	133,077	50,892

(1)     Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these audited financial statements

COOL COMPANY LTD.
CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

(in thousands of $, except number of shares)	Number of common shares (Note 24)	Parent’s / Owners’ Share Capital	Contributed/Additional Paid-in Capital(3)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor⁽¹⁾ balance at December 31, 2021	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs (Note 5)	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor(1) balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity(2)	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor(1) balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,153	—	266,653	—	266,653
Issuance of shares to Golar	12,500,000	12,500	115,350	—	127,850	—	127,850
Recognition of non-controlling interest upon acquisition(2)	—	—	—	—	—	67,292	67,292
Issuance of shares from second private placement	13,678,462	13,678	152,304	—	165,982	—	165,982
Fair value adjustment in relation to acquisition	—	—	—	—	—	(94)	(94)
Net income	—	—	—	85,742	85,742	1,758	87,500
Share based payments contribution	—	—	320	—	320	—	320
Consolidated successor⁽¹⁾ balance at December 31, 2022	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net Income	—	—	—	174,729	174,729	1,634	176,363
Share based contribution, net of share based payments	—	—	2,215	—	2,215	—	2,215
Restricted stock units	14,384	15	(15)	—	—	—	—
Dividends	—	—	—	(87,511)	(87,511)	—	(87,511)
Consolidated successor⁽¹⁾ balance at December 31, 2023	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580

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

(in thousands of $, except number of shares)	Number of common shares (Note 24)	Owners’ Share Capital	Additional Paid-in Capital(2)	Retained Earnings	Total Owners' Equity	Non- controlling Interest	Total Equity
Consolidated successor⁽¹⁾ balance at December 31, 2023	53,702,846	53,703	509,327	172,960	735,990	70,590	806,580
Net Income	—	—	—	98,142	98,142	2,658	100,800
Deconsolidation of lessor VIEs (3) (Note 5)	—	—	—	—	—	(73,248)	(73,248)
Restricted stock units	23,872	24	(24)	—	—	—	—
Share based payments contribution, net of share based payments	—	—	1,672	—	1,672	—	1,672
Forfeitures of share based compensation	—	—	(195)	—	(195)	—	(195)
Dividends	—	—	—	(74,109)	(74,109)	—	(74,109)
Consolidated successor⁽¹⁾ balance at December 31, 2024	53,726,718	53,727	510,780	196,993	761,500	—	761,500

(1)     Refer to Note 2.a for the basis of preparation of the Successor and Predecessor periods.
(2)     Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company’s issued share capital.
(3) On November 14, 2024, the Company exercised its options-- to repurchase Kool Ice and Kool Kelvin. After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore the Company deconsolidated the lessor SPVs from its financial results. As a result, the equity attributable to lessor SPVs amounting to $73.2 million included within non-controlling interests has been deconsolidated.

The accompanying notes are an integral part of these audited financial statements

COOL COMPANY LTD.
NOTES TO THE AUDITED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

Cool Company Ltd. (“CoolCo”, the “Company” or “Successor”) was incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo were considered insignificant. Beginning in early 2022, CoolCo started engaging in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the management of third party vessels. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange ("NYSE") under the symbol "CLCO".

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

As of December 31, 2024, CoolCo’s own fleet, collectively referred to as the "Vessels", comprised of twelve LNGCs, including seven modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (“Golar”), four vessels, comprised of two modern 2-stroke and two TFDE vessels, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS and one state-of-the-art newbuild 2-stroke MEGA LNG carriers which was successfully delivered on October 18, 2024 by Hyundai Samho Heavy Industries (“HHI”) in the Republic of Korea. In addition, CoolCo also managed three vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties.

A.Acquisitions from Golar LNG Limited

Golar Shipping and Vessel Management (“GSVM” or "Predecessor”) was a carve-out business of Golar. During the Predecessor periods reported herein, GSVM was engaged in the acquisition, ownership, operation and chartering of LNGCs, previously reported within the 'Shipping' segment by Golar, and the operation of third party vessels under management agreements, previously reported within the 'Corporate and other' segment by Golar. On January 26, 2022, CoolCo entered into various agreements with Golar, including:

1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates between March and April 2022. For details, refer to notes to the audited financial statements enclosed within our annual report on Form 20-F for the year ended December 31, 2023.

2) Revolving Credit Facility: CoolCo and Golar entered into a Revolving Credit Facility (the "RCF") for up to $25.0 million to fund CoolCo’s working capital requirements. On May 28, 2023, CoolCo terminated the RCF.

3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

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

On February 17, 2022, CoolCo entered into a Senior Secured Sustainability Linked Amortizing Term Loan of $570.0 million due to mature in 2027 with a syndicate of banks, which CoolCo drew down contemporaneously with the respective vessel acquisitions to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.

In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising gross proceeds of $275.0 million (net: $266.7 million) in a private placement to investors including EPS (the “Private Placement”). The proceeds were also used to finance the acquisition of the Original Vessels. The common shares were listed on Norwegian Over-The-Counter Market (N-OTC) following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo. Golar determined that it relinquished control of CoolCo on January 26, 2022.

On June 30, 2022, CoolCo entered into various agreements (the “ManCo SPA”) with Golar (as contemplated in the ManCo Agreement) to purchase Golar's LNG carrier and FSRU management organization, pursuant to which CoolCo acquired four of Golar's wholly-owned management subsidiaries, including agreements to manage third parties' fleets of LNG carriers and FSRUs. Following completion of the transactions contemplated under the ManCo SPA, the employees of such entities became CoolCo employees. CoolCo’s acquisitions of the four management entities closed and conveyed on the same date.

The Company accounted for the acquisitions pursuant to Vessel SPA and ManCo SPA as asset acquisitions. For details, refer to notes to the audited financial statements enclosed within our annual report on Form 20-F for the year ended December 31, 2023.

B.     Acquisition from Quantum Crude Tankers Ltd, an affiliate of EPS

On November 10, 2022, pursuant to the Master Sale Agreement (“MSA”), we acquired four special purpose vehicles with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (together the “Acquisition Vessels”), from Quantum Crude Tankers Ltd (“QCT”), an affiliate of EPS for an aggregate purchase price of approximately $662.8 million.

We financed the purchase price with the net proceeds of the Second Private Placement and assumed debt of $520.0 million
(Note 19), resulting in a net cash consideration of $135.2 million In connection with the acquisition, the Company completed a private placement of shares in November 2022 consisting of (i) a primary offering of new shares in the Company and (ii) a secondary offering of existing shares by Golar (the ‘‘Second Private Placement’’). The Company raised gross proceeds equivalent to approximately $170 million (net: $166.0 million) through an issuance of 13,678,462 new shares, and Golar sold 8,046,154 existing shares to EPS for approximately $100 million.

The Company also accounted for the acquisition pursuant to the MSA as an asset acquisition. For details, refer to notes to the audited financial statements enclosed within our annual report on Form 20-F for the year ended December 31, 2023.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PREPARATION

The formation and funding of CoolCo and the acquisition from Golar (as described in Note 1) were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates from March 3, 2022 to June 30, 2022 (See Note 1).

As a result, these financial statements are presented as follows:

a.The successor period of CoolCo, commencing on January 27, 2022, reflects the funds raised from the Private Placement and the phased acquisitions of the legal entities acquired from Golar on the respective acquisition dates until December 31, 2022 and for the years ended December 31, 2023 and December 31, 2024 (the “Successor Period”).
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

b) BASIS OF PREPARATION – PREDECESSOR PERIOD

The historical combined carve-out financial statements of GSVM, reported under the Predecessor Period herein, are presented as carve-out financial statements and reflect the combined historical results of operations, comprehensive income, financial position and cash flows of the entities listed in Note 4, collectively referred to herein as the ‘‘Acquirees’’ and the lessor variable interest entities ("VIEs") that previously leased vessels under the sale and leaseback arrangements described in Note 5.

The lessor VIEs discussed further in Note 5 were wholly-owned, special purpose vehicles (‘‘SPVs’’) of financial institutions. While GSVM did not hold any equity investments in these SPVs, we concluded that GSVM was the primary beneficiary of these lessor VIEs and accordingly have included these entities in the combined carve-out financial results. The combined carve-out financial statements consolidate the discrete, historical operations of these legal entities (the Acquirees, VIEs and the entity Cool Company Ltd.), and the equity attributable to the respective lessor VIEs is presented as non-controlling interests on the basis that there was no controlling financial interest present among these entities and that these entities previously had related operations and were previously under common management.

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

All intercompany balances and transactions within GSVM have been eliminated. All intercompany balances and transactions between GSVM and Golar which were not trading in nature were converted to equity as funding from Parent, on the basis that these balances were considered a deemed distribution to the Parent (which could be considered to represent Golar’s historical investment in GSVM, including accumulated net earnings attributable to Golar, and cost allocations from Golar that were not historically allocated to GSVM). As described in Note 22, certain related party transactions between GSVM and Golar are included in the combined carve-out financial statements.

The combined carve-out statements of operations include the revenues and expenses directly attributable to the generation of revenues by GSVM (including all of the revenues and expenses of the Acquirees). Golar and its affiliates have historically provided a variety of management and corporate overhead services to GSVM. The combined carve-out statements of operations include expense allocations for (i) corporate overhead functions such as legal, accounting, treasury and regulatory compliance, included in ‘Administrative expenses’, which are allocated to us by Golar using a weighted vessel count of Golar’s historical fleet, (ii) vessel operating functions such as technical and commercial vessel management, included in ‘Vessel operating expenses’, which are allocated based on arms-length intercompany invoicing, and (iii) income taxes, which are allocated on a separate returns basis. Revenues and expenses of management entities are included in the combined carve-out statements of operations based on either specific identification or an allocation using a reasonable approach based on the nature of the item, i.e. relative employee headcount and number of vessels in the fleet.

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

The consolidated financial statements include the financial information of the entities listed in Notes 4 and 5. Certain VIEs in which we are deemed to be subject to a majority of the risk of loss from the VIE’s activities or entitled to receive a majority of the entity’s residual returns are consolidated. All intercompany balances and transactions are eliminated. The non-controlling interests of the above-mentioned VIEs are included in the consolidated balance sheets and consolidated statements of operations as “Non-controlling interests”. As of December 31, 2024, there are no VIEs which the Company is required to consolidate, while two VIEs were consolidated by the Company for the years ending December 31, 2023 and 2022. See Note 5 for further details.

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

Lease accounting

When a contract is designated as a lease, we assess whether the contract is an operating lease, sales-type lease or direct financing lease. An agreement will be a sales-type lease if any of the following conditions are met:

•ownership of the asset is transferred at the end of the lease term;
•the contract contains an option to purchase the asset which is reasonably certain to be exercised;
•the lease term is for a major part of the remaining useful life of the asset, although contracts entered into during the last 25% of the asset’s useful life are not subject to this criterion;
•the present value of the lease payments and any residual value guarantee that is not otherwise included in the lease payments represents substantially all of the fair value of the asset; or
•the asset is heavily customized such that it could not be used for another charter at the end of the lease term.

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

Lessor accounting

In making the classification assessment, we estimate the residual value of the underlying asset at the end of the lease term with reference to broker valuations. None of our lease contracts contain residual value guarantees. Agreements with renewal and termination options under the control of the lessee are included together with the non-cancellable contract period in the lease term when “reasonably certain” to be exercised or if controlled by the lessor. The determination of reasonably certain depends on whether the lessee has an economic incentive to exercise the option. We assess a lease under the modification guidance when there is change to the terms and conditions of the contract that results in a change in the scope or the consideration of the lease.

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

Vessel operating expenses are recognized as incurred, including non-capitalizable drydocking cost, crewing, repairs and maintenance, insurance, stores, lubricant oils, consumables, logistics costs and communication expenses as well as the associated managerial cost of providing these items and services. Bunker consumption primarily represents fuel consumed during unemployment and while our Vessels are off-hire.

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

Leases as lessee

We determine if an arrangement contains a lease at inception. Operating leases where we are the lessee result in recognition of a right-of use (“ROU”) asset with a corresponding lease liability. The ROU asset is included in balance sheet line-items ‘Other current assets’ and ‘Other non-current assets’, depending on its maturity and the corresponding lease liability is included in balance sheet line items ‘Other current liabilities’ and ‘Other non-current liabilities’. The ROU asset represents our right to use an underlying asset for the lease term and the lease liability represents our obligation to make lease payments per the lease agreement. Operating leases are recognized at commencement date based on the present value of lease payments over the lease term, using our incremental borrowing rate as assessed at lease commencement date. We do not separate the lease and non-lease components; they are considered a single lease component. The impact of subsequent amendments to lease agreement terms and conditions is assessed prospectively.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. During the year ended December 31, 2024, the Company has entered into one sale and leaseback transaction which has been determined to be a failed sale and leaseback transaction as the Company can repurchase the vessel for a fixed predetermined amount during the charter period and has an obligation to repurchase the vessel at the end of the lease term. The Company has accounted for the failed sale and leaseback as a financing transaction. See Note 19 for further details.

For sale and leaseback transactions entered into since ASC 842 became effective on January 1, 2019, the Company is not considered as holding a variable interest in the buyer lessor entity due to the transaction being accounted for as a failed sale and leaseback under ASC 842. Thus, the Company does not consolidate the buyer lessor entity.

Management fee revenues

Management fees are generated from vessel management which includes commercial and technical vessel-related services and administrative services. The management services we provide are considered a single performance obligation recognized evenly over time as our services are rendered. We consider our services as a series of distinct services that are substantially the same and have the same pattern of transfer to the customer. We recognize revenue when obligations under the terms of our contracts with our customers are satisfied. We have applied the practical expedient to recognize management fee revenue in proportion to the amount that we have the right to invoice. Our contracts generally have an initial term of one year or less, with a short notice period ranging from 30 to 120 days, to end the contract. Contract assets arise when we render management services in advance of entitlement to payment from our customers. Contract liabilities represent an entity's obligation to transfer goods or services to our customers, which amounted to $1.0 million as of December 31, 2024 (2023: $7.4 million) included within "Trade accounts payable".

Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual or scrap value, charter rates, ship operating expenses, and drydocking requirements. Significant estimates include our estimate of fair value of identifiable net assets at acquisition date. Using different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company's financial position and the results of operations.

Insurance claims

We have two main types of insurance policies, ‘loss of hire’ (“LOH”) and ‘hull and machinery’ (“H&M”). LOH indemnifications protects us from loss of hire generated by our insured vessels, as a result of H&M claims, and related claims are considered gain contingencies, which are recognized when the proceeds from our insurance syndication are realized or deemed realizable, net of any deductions where applicable. LOH is recognized in “Other operating income”. Our H&M policies protect us from damage that may be incurred in relation to our vessels and on-board equipment. Our insurance policies are considered loss recoveries. We recognize costs incurred at the time a loss event occurs. Insurance proceeds received from insured losses are recognized when considered probable of being recovered from the counterparty and for an amount net of any deductions that may apply. H&M premiums and related claims recoveries are recognized in “Vessel operating expenses”.

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

Restricted cash and short-term deposits

Restricted cash and short-term deposits consist of bank deposits, which may only be used to settle certain pre-arranged loan or lease payments, other claims which require us to restrict cash, and cash held by the VIEs. We place our short-term deposits primarily in fixed term deposits with high credit quality financial institutions. Amounts are presented net of allowances for expected credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, reducing any credit exposure.

Trade accounts and other receivable

Trade accounts and other receivable are presented net of allowances for expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purposes of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the vessel type that generated the underlying revenue, which reflects similar credit risk characteristics.

Our trade accounts and other receivables have short maturities so we have considered that forecast changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

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

Newbuildings

Newbuildings are stated at cost. All pre-delivery costs incurred during the construction of newbuildings, including purchase installments, capitalized interest, supervision and technical costs, are capitalized. Capitalization ceases and depreciation commences when the vessel is available for its intended use.

Interest is capitalized on all qualifying assets that require a period of time to get ready for their intended use. Qualifying assets consist of newbuildings. The interest capitalized is calculated using the rate of interest on the loan to fund the expenditure or our weighted average cost of borrowings, where appropriate, from commencement of the asset development until substantially all the activities necessary to prepare the asset for its intended use are complete. If our financing plans associate a specific borrowing with a qualifying asset, we use the rate on that borrowing as the capitalization rate to be applied to that portion of the average accumulated expenditures for the asset provided that does not exceed the amount of that borrowing. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

Refurbishment costs, which includes retrofitting and upgrade costs for certain vessels, incurred during the period are capitalized as part of vessels and depreciated over the vessels’ remaining useful economic lives. Refurbishment costs are costs that appreciably increase the capacity, or improve the efficiency or safety of vessels and equipment.

Deferred drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking, which is generally every five years. The Company has adopted the "built-in overhaul" method for when a vessel is newly acquired, or constructed, whereby a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking. The estimated cost of the drydocking component is amortized until the date of the first drydocking, upon which the then incurred drydocking cost is capitalized and the process is repeated. When a vessel is disposed, any unamortized drydocking expenditure is charged against income in the period of disposal.

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

The favorable contract intangible assets have a remaining amortization period of three to four years and the unfavorable contract liabilities have a remaining amortization period of three to ten years. Assembled workforce and customer relationships intangible assets are amortized on a straight-line basis for periods of four and one year, respectively. All intangible assets and liabilities have been assigned a zero residual value.

Costs associated with maintaining software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design, implementation and testing of identifiable information system products controlled by the Company are recognized as intangible assets where the following criteria are met:

•it is technically feasible to complete the information system products so that it will be available for use;
•management intends to complete the information system products and use it;
•there is an ability to use the information system products;
•adequate technical, financial and other resources to complete the development and to use the information system products are available; and
•the expenditure attributable to the information system products during its development can be reliably measured.

Directly attributable costs that are capitalized as part of the information system products implementation include an appropriate portion of relevant overheads. Capitalized costs are recorded as "Others" under intangible assets and amortized from the point at which the asset is ready for use. The Company estimates the useful life of the software to be at least ten years based on the expected technical obsolescence of such assets.

Impairment of long-lived assets

We continually monitor events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable, including obtaining independent third party vessel valuations and quoted market values. Management considers various indicators, including but not limited to the market price of its long-lived assets (represented by independent third party vessel valuations), change in the extent or manner in which a long-lived asset is being used, contracted revenues of the vessels and the general economic outlook. In assessing the recoverability of our Vessels’ carrying amounts, we make assumptions regarding estimated future cash flows and estimates in respect of residual scrap value. Management performs an annual impairment assessment and when such events or changes in circumstances are present, we assess the recoverability of long-term assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the undiscounted future cash flows is less than the carrying amount of those assets, an impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value.

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

When a credit facility is modified, either by restructuring the terms of the facility or by exchanging one debt instrument for another with the same lender, the transaction is accounted for as a debt modification if the debt instruments are not substantially different based on the present value of the cash flows under the terms of the new debt instrument compared to the present value of the cash flows under the terms of the original debt instrument. If the debt instruments are substantially different the modification is accounted for as an extinguishment of the original debt and issuance of new debt.

Fees paid in respect of undrawn credit facilities are expensed to the statements of operations as incurred. Other costs associated with long-term financing, including debt arrangement fees, are deferred and amortized over the term of the relevant loan under the effective interest method. Amortization of debt issuance cost is included in “Interest expense”. These costs are presented as a deduction from the corresponding liability, consistent with debt discounts.

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

Pensions

Defined contribution pension costs represent our promise to make defined amounts of contributions to an individual participant’s retirement account prior to retirement, and the participant bears all the actuarial risk relating to that account once the contribution is made. Pension benefit cost is recognized in respect of the accounting period in which a contribution to the scheme is payable and is recorded in the consolidated statements of operations. A liability will be recognized in the consolidated balance sheets for any contributions due but unpaid as of the balance sheet date. We operate a defined contribution scheme. The pension cost for the period represents contributions payable by us to the scheme. The charge included within our consolidated statement of operations during the Successor Period for the years ended December 31, 2024 and December 31, 2023 and phased period from January 27, 2022 to December 31, 2022 amounted to $1.6 million, $1.6 million and $0.7 million respectively, and for the Predecessor Period from January 1, 2022 to June 30, 2022 amounted to $0.6 million.

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

In assessing whether the acquisitions of the assets and liabilities assumed pursuant to the Vessel SPA, ManCo SPA, the MSA and related agreements meet the definition of a business, the Company assessed ASC 805 ‘Business Combinations’ and applied the screen test in accordance with paragraphs ASC 805-10-55-5A through 55-5C. The Company determined that transactions contemplated by the Vessel SPA, the ManCo SPA, the MSA and related agreements met the screen test, and consequently, the Company accounted for the acquisitions as asset acquisitions. The Company’s assessment of ASC 805 considered the fair value of the gross assets that were acquired and the liabilities assumed to determine if that fair value is concentrated in a single identifiable asset (or group of similar identifiable assets) as part of the screen test. The Company identified and calculated the fair values of the following gross assets and liabilities for the purposes of this screen test:

•favorable contract intangible assets and unfavorable contracts liabilities associated with vessels acquired (Note 10A);
•customer relationship intangible asset (Note 10B);
•assembled workforce intangible asset (Note 10B);
•the vessels acquired from Golar pursuant to Vessel SPA and from QCT pursuant to MSA (Note 14); and
•other current assets (Note 12)

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

Segment reporting

We conduct our operations through a single operating and reportable segment, the LNG carrier market. A segment is a distinguishable component of our operations that is engaged in business activities from which we earn revenues and incur expenses whose operating results are regularly reviewed by our Board of Directors, being the Chief Operating Decision Maker (“CODM”).

Share-based compensation

Our share-based compensation includes both share options and restricted stock units (“RSUs”). We expense the fair value of share-based compensation issued to employees and non-employees over the period in which the options vest on a straight-line basis over the employee’s requisite service period or the non-employee’s vesting period, unless the award contains performance and/or market conditions, in which case share-based compensation cost is recognized using the graded vesting method. Share-based compensation represents the cost of vested and non-vested shares and share options granted to employees and directors for their services, and are included in administrative expenses in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. Upon eventual share option exercises or RSU conversions, shares delivered will be made available from our authorized unissued shares. The effect of forfeitures is recognized as they occur.

Earnings per share

Basic earnings per share is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the year ended December 31, 2024, the basic and diluted earnings per share is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding shares. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments. Such potentially dilutive common shares are excluded when the effect would be to increase earnings per share or reduce a loss per share.

European Union's Emissions Trading System

The European Union's Emissions Trading System (“EU ETS”) was extended to cover the maritime transportation industry commencing January 1, 2024, with application to all large ships of at least 5,000 gross tonnage. Vessels are in the scope of the scheme for those voyages which begin, end or pass through EU waters. The Company has an obligation to surrender EU ETS emissions allowances (“EUAs”) to the EU for each ton of reported greenhouse gas emissions in the scope of the EU ETS. The EUAs must be submitted to the EU on an annual basis by September 30 of each year.

Liabilities in relation to EUAs obligations under the EU ETS, but not yet surrendered, are categorized as “Other current liabilities” if settlement to the EU is due within twelve months of the reporting date, and within “Other non-current liabilities” if settlement is due after twelve months of the reporting date. The liability is based on the total number of EUAs required to be submitted based on level of emissions occurring on or prior to the period end. For partially completed voyages, the value of the liability is initially estimated using the cost of EUAs that are expected to be required to be submitted at the balance sheet date, and updated following completion of the voyage.

Where vessels are operated under charters, such EUAs due to the EU are provided to the Company by the charterers pursuant to the terms of the charter hire agreement. An asset is recognized in relation to EUAs due from charterers, within “Other current assets”.

For vessels operated directly by the Company, the cost of EUAs due for voyages that have been fully or partially completed during the year is recognized as an expense in the consolidated statements of operations within “Voyage, charter hire and commission expenses, net”.

EUAs received from charterers and held by the Company are recorded as indefinite-lived intangible assets and categorized as “Current intangible assets, net” if settlement to the EU is reasonably expected within twelve months of the balance sheet date, and within “Non-current intangible assets, net” if settlement is reasonably expected after twelve months of the balance sheet date. These assets are measured at cost, are not subject to amortization and will be subject to an annual impairment review only if it is probable that the EUAs will not be used to settle the obligation with the EU.

To the extent that the liability is met through existing EUAs, the liability is valued at the cost of the related intangible asset, on a first-in-first-out basis. To the extent that the liability is not met through existing EUAs held or through EUAs due to the Company from charterers, the liability will be valued at the cost of EUAs on the EU Carbon Market at the balance sheet date.

The EUAs held as of December 31, 2024 are not subject to an impairment review given that it is probable they will be used to settle the Company’s EU ETS obligation.

As of December 31, 2024, the Company had recognized an obligation to submit EUAs of $2.3 million included in “Other current liabilities” and an amount due from charterers of $1.7 million included in “Other current assets”. In addition, at December 31, 2024 the Company held EUAs received from charterers during the year at a cost of $0.6 million, included in “Current intangible assets, net” which are expected to be surrendered to EU under the EU ETS within twelve months of the balance sheet date.

d) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – PREDECESSOR PERIOD

The accounting policies applied for the Successor Period are consistent with those applied in the Predecessor Period with the exception of the following:

Vessels and equipment

The useful economic life and residual value applied for vessels in the Successor Period was revised to 30 years and $20.0 million per vessel respectively, based on management's current best estimates, as compared to 40 years and $14.0 million per vessel respectively, for the Predecessor Period. The built-in overhaul method of accounting applies for the vessels that are newly built or acquired in the Predecessor Period and the Successor Period.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In November 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-07 Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendment is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The disclosures requirements included in ASU 2023-07 are required for all public entities, including those with a single reportable segment. The impact of adoption of ASU 2023-07 had no material impact on disclosures in our consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01 Leases (Topic 842): Common Control Arrangements. The amendments require all lessees, including public business entities, to amortize leasehold improvements associated with common control leases over their useful life to the common control group. At the end of the lease, a lessee is required to account for the leasehold improvements as a transfer of assets between entities under common control, meaning it would adjust equity (or net assets for not-for-profit entities). The adoption of ASU 2023-01 had no material impact on our consolidated financial statements.

In July 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. This amendment was intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. The adoption of ASU 2022-03 had no material impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of December 31, 2024:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures
The amendments enhance the transparency and decision usefulness of the annual income tax disclosures. The two primary enhancements include disaggregating existing income tax disclosures related to the effective tax rate reconciliation and income taxes paid.
		January 1, 2025	No material impact expected as a result of the adoption of this ASU.
ASU 2024-01: Compensation — Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards	The ASU adds an example to ASC 718 that describes four fact patterns and illustrates how an entity evaluates common terms and characteristics of profits interests and similar awards to reach a conclusion about whether an award meets the scope conditions in ASC 718-10-15-3.	January 1, 2026	No material impact expected as a result of the adoption of this ASU.
ASU 2024-03: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses and ASU 2025-01: Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date
	The ASU requires, among other items, additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included in the consolidated statements of operations.	January 1, 2027	The Company is currently evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

4. SUBSIDIARIES

Listed below are the significant entities included in the Successor and Predecessor period (where applicable):

Purpose
Name	Jurisdiction of Incorporation	Successor	Predecessor
Cool Company Ltd.	Bermuda	Holding company	Holding company
Ship owning and / or operating entities:
Kool Crystal Corporation	Marshall Islands	Owns and operates Kool Crystal (2)	Leased Golar Crystal (1)
Kool Glacier Corporation	Marshall Islands	Owns and operates Kool Glacier (3)	Leased Golar Glacier (1)
Kool Ice Corporation	Marshall Islands	Owns and operates Kool Ice (4)	Leased Golar Ice (1)
Kool Kelvin Corporation	Marshall Islands	Owns and operates Kool Kelvin (5)	Leased Golar Kelvin (1)
Kool Blizzard Corporation	Marshall Islands	Owns and operates Kool Blizzard (6)	Leased Golar Snow (1)
Kool Husky Corporation	Marshall Islands	Owns and operates Kool Husky (7)	Leased Golar Bear (1)
Kool Frost Corporation	Marshall Islands	Owns and operates Kool Frost (8)	Owned and operated Golar Frost
Pernli Marine Limited	Liberia	Owns and operates Kool Baltic	not applicable (9)
Persect Marine Limited	Liberia	Owns and operates Kool Boreas	not applicable (9)
Felox Marine Limited	Liberia	Owns and operates Kool Firn	not applicable (9)
Respent Marine Limited	Liberia	Owns and operates Kool Orca	not applicable (9)
Kool Panther Corporation	Liberia	Acquirer of GAIL Sagar	not applicable (10)
Kool Tiger Corporation	Liberia	Acquirer of Kool Tiger	not applicable (10)
Kool Tiger I Corporation	Liberia	Leases and operates Kool Tiger	not applicable (10)
Management Entities:
The Cool Pool Limited	Marshall Islands	Commercial management company	Commercial management company
Cool Company Management d.o.o. (“Cool Croatia”)	Croatia	Vessel management company	Vessel management company
Cool Company Management AS (“Cool Norway”)	Norway	Vessel management company	Vessel management company
Cool Company Management Ltd ("Cool UK")	United Kingdom	Management company	not applicable (11)
Cool Company Management Malaysia Sdn Bhd ("Cool Malaysia")	Malaysia	Management company	not applicable (11)

(1) The above table excludes the lessor VIEs that previously leased vessels from under sale and leaseback arrangements. The lessor VIEs were wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. See Note 5 for further details.

(2) The vessel owned and operated by this entity was renamed to Kool Crystal from Golar Crystal effective July 1, 2023.

(3) The vessel owned and operated by this entity was renamed Kool Glacier from Golar Glacier effective June 1, 2023.

(4) The vessel bareboat chartered and operated by this entity was renamed to Kool Ice from Golar Ice effective April 3, 2023.
.
(5) The vessel bareboat chartered and operated by this entity was renamed to Kool Kelvin from Golar Kelvin effective October 25, 2023.

(6) The vessel owned and operated by this entity was renamed to Kool Blizzard from Golar Snow effective April 7, 2023.

(7) The vessel owned and operated by this entity was renamed to Kool Husky from Golar Bear effective August 19, 2023.

(8) The vessel owned and operated by this entity was renamed to Kool Frost from Golar Frost effective February 3, 2023.

(9) Pernli Marine Limited, Persect Marine Limited, Felox Marine Limited and Respent Marine Limited were acquired by CoolCo on November 10, 2022 from QCT and were not part of GSVM. As such, they are included within the Successor Period only.

(10) Kool Panther Corporation, Kool Tiger Corporation and Kool Tiger I Corporation were formed and incorporated by CoolCo in May 2023 and were not part of GSVM. As such, they are included within the Successor Period only.

(11) Cool UK and Cool Malaysia were formed and incorporated in January 2022 and March 2022, respectively, therefore, no historical results of operations of these entities are included within the Predecessor period combined carve-out financial statements.

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Lessor VIEs

As part of the original transactions that were entered into by Golar, certain vessels we acquired under the Vessel SPA had been sold and then subsequently leased back on a bareboat charter, with options available to the Predecessor to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period.

Following completion of the acquisition of all of the vessels under the Vessel SPA which completed in April 2022, only two of the existing seven sale and leaseback arrangements, secured by Kool Ice and Kool Kelvin, were novated and assumed by the Company. The remaining five sale and leaseback arrangements were repurchased by GSVM prior to disposal and refinanced by us with our $570 million senior secured sustainability linked term loan facility (Note 19). Consequently, this resulted in the deconsolidation of the five lessor VIEs by the Predecessor against the non-controlling interest of $115.4 million.

As of December 31, 2023, we leased two vessels (Kool Ice and Kool Kelvin) from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities and equity attributable to ICBCL in lessor VIEs was included in non-controlling interests in our consolidated statements of operations and statements of changes in equity within the consolidated successor balance sheets.

On November 14, 2024, the Company exercised its options to repurchase Kool Ice and Kool Kelvin for a total purchase price of $148.4 million. After exercising the repurchase options, the Company no longer has a controlling financial interest in the lessor SPVs, and therefore, upon closing of the repurchase options, the Company deconsolidated the Lessor SPVs from its consolidated financial statements. As a result, the equity attributable to ICBCL in Lessor SPVs amounting to $73.2 million, included within non-controlling interests on our consolidated balance sheets and consolidated statements of changes in equity, has been deconsolidated. There is no gain or loss to be recognized from exiting this financing arrangement.

As of December 31, 2024 and 2023, the carrying values of the vessels Kool Ice and Kool Kelvin are reported under “Vessels and equipment, net” in our consolidated balance sheets.

The assets and liabilities of the lessor VIEs that most significantly impacted our consolidated balance sheets are as follows:

(in thousands of $)	December 31, 2024 (1)	December 31, 2023
Assets:
Restricted cash and short-term deposits	—	3,350

Liabilities:
Current portion of long-term debt and short-term debt (Note 19)(2)	—	(79,453)
Accrued expenses(3)	—	(24,827)
Total liabilities	—	(104,280)

(1) As of December 31, 2024, the Company does not hold a controlling financial interest in any lessor SPVs, therefore no lessor VIEs balances were consolidated in our results.

(2) Where applicable, these balances were net of deferred finance charges (Note 19).

(3) Included accrued interest of lessor VIEs debt which, although previously consolidated into our results, we had no control over the arrangements negotiated by these lessor VIEs including the repayment profiles.

The most significant impact of the lessor VIE's operations are shown below:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Statements of operations:
Interest expense (1)	4,651	5,932	4,363	866
Statements of cash flows:
Net debt repayments	(32,119)	(39,306)	(47,742)	—
Net debt receipts	—	—	—	—
Financing costs paid	—	—	—	—
(1) During the Successor Period, the interest expense includes interest at contractual rates of $3.0 million (2023: $4.3 million) and amortization of fair value adjustments to assumed debt obligations upon acquisition of $1.6 million (2023: $1.6 million).

6. SEGMENT INFORMATION

The Company’s CODM has been identified as our Board of Directors. The Company’s CODM reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole and, hence, the Company has a single reportable segment, the LNG carrier market.

The CODM assesses performance and decides how to allocate resources based on net income, as reported in the consolidated statements of operations. Net income is used by the CODM to assess the Company's profitability, monitor budget versus actual results and make decisions on the Company's strategic activities. The measure of segment assets is reported on the consolidated balance sheets as total assets.

The accounting policies followed by the LNG carrier market are the same as those followed in the preparation of the Company’s consolidated financial statements.

Consolidated expense information presented within the consolidated statements of operations are considered to be significant expenses as they are regularly provided to the CODM. The Company has not identified any other significant expense categories.

During the years ended December 31, 2024, 2023 and 2022, our fleet operated under spot and short to medium-term time charters. In time charter agreements, the charterer controls the areas in which our Vessels will operate, which can be worldwide. Accordingly, we do not evaluate our performance according to geographical region.

Revenues from external charterers

Charterhire from charterers that accounted for over 10% of our total time and voyage charter revenues are as follows:

(in thousands of $)	Fiscal Year 2024		Fiscal Year 2023		Fiscal Year 2022
International energy major	107,168	34%	106,469	31%	14,816	7%
International oil and gas producer	40,564	13%	43,800	13%	7,735	4%
Japanese commodities company	38,643	12%	38,861	11%	—	—
Global integrated energy company	33,977	11%	—	—	—	—
Dutch trading house	21,341	7%	23,199	7%	27,670	13%
Singaporean trading house	9,993	3%	30,505	9%	38,206	17%
Japanese trading house	—	—	33,885	10%	17,350	8%
European utility company	—	—	9,845	3%	32,057	15%
Asian trading house	—	—	6,777	2%	30,694	14%

~~(~~1) Includes time and voyage charter revenues from the Predecessor and Successor Periods on an aggregated basis for the year ended December 31, 2022~~.~~

7. OTHER OPERATING AND NON-OPERATING INCOME

There was no other operating and non-operating income recognized during the year ended December 31, 2024.

During the year ended December 31, 2023, the Company sold the Golar Seal for $184.3 million. The transaction was completed on March 22, 2023 after successful redelivery of the vessel from its last charter to the buyer resulting in a net gain of $42.5 million disclosed under “Other non-operating income”.

During the year ended December 31, 2022, we received loss of hire insurance proceeds for the Golar Ice of $4.4 million. These proceeds are recognized in “Other operating income” in our combined carve-out statements of operations within the Predecessor Period.

8. GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

The following table sets forth gains on derivative instruments and other financial items, net:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Mark-to-market gains/(loss) for interest rate swaps	2,631	(3,306)	8,351	—
Net interest income on undesignated interest rate swaps	11,287	10,584	241	—
Gains on derivative instruments	13,918	7,278	8,592	—

Foreign exchange loss on operations	(81)	(567)	(207)	(464)
Financing arrangement fees and other costs, net	(1,899)	(1,149)	(2,154)	1,102
Other	(1,190)	(122)	(165)	(16)
Other financial items, net	(3,170)	(1,838)	(2,526)	622

9. INCOME TAXES

Bermuda
Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains.

Marshall Islands and Liberia
Certain subsidiaries of the Company are incorporated in the Marshall Islands and Liberia. Under current Marshall Islands and Liberian law, the Company is not required to pay taxes on either income or capital gains.

Other Jurisdictions
The Company and certain of the Company's subsidiaries are resident for tax purposes in the United Kingdom and Norway and are subject to income tax in their respective jurisdictions.

The Company does not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.
The components of income tax expense are as follows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Current tax expense	280	510	111	366
Deferred tax (income) / expense	(3)	46	—	19
Total income tax expense	277	556	111	385

The income taxes differed from the amounts computed by applying the Bermuda statutory income tax rate of 0% as follows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Effect of movement in deferred tax balances	(3)	46	—	19
Effect of taxable income in various countries	280	510	111	366
Total tax expense	277	556	111	385

Jurisdictions open to examination

In the United Kingdom, the tax authorities can investigate as far back as 20 years if they suspect tax evasion. More commonly, the United Kingdom may investigate for (i) careless tax returns for up to six years and (ii) innocent errors for up to four years.

The Norwegian income tax returns could be subject to examination by Norwegian tax authorities going back ten years or more.

None of CoolCo or its subsidiaries are undergoing tax audits in any applicable tax jurisdictions.

10. INTANGIBLE ASSETS, NET

Intangible assets included in current and non-current assets relate to intangible assets following the completion of the transactions contemplated by the Vessel SPA, the ManCo SPA, the MSA and related agreements:

	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Others	Total December 31, 2024	Total December 31, 2023
(in thousands of $)	Note A	Note B	Note B	Note C
Cost	18,900	4,600	3,600	2,704	29,804	29,048
Less: Accumulated amortization	(15,639)	(2,300)	(3,600)	(167)	(21,706)	(18,785)
Net book value	3,261	2,300	—	2,537	8,098	10,263
Presented as:
- Current	—	—	—	629	629	825
- Non-current	3,261	2,300	—	1,908	7,469	9,438
	3,261	2,300	—	2,537	8,098	10,263

A. Favorable Contract Intangible Assets

As part of the acquisitions of the Original Vessels TFDE LNG carriers pursuant to the Vessel SPA and the four acquired vessels pursuant to the MSA which were both accounted for as asset acquisitions, the Company remeasured the below / above market fair values of the existing associated time charter party (TCP) contracts that were acquired across the fleet and were included in the respective acquisitions.

The favorable TCP contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. As of December 31, 2024, the net book value of favorable contract intangible assets of $3.3 million (2023: $4.3 million) is included within "intangible assets, net". The carrying amounts of the unfavorable contract liabilities of $15.8 million and $71.7 million ($17.0 million and $87.4 million as of December 31, 2023) are included within “other current liabilities” (Note 18) and "other non-current liabilities" (Note 20), respectively.

The net amortization income recognized during the Successor Period for the years ended December 31, 2024, 2023 and 2022 amounted to $16.0 million, $17.6 million and $22.3 million, respectively, representing $17.0 million amortization income of unfavorable contract liabilities as of December 31, 2024 ($20.6 million as of December 31, 2023 and $33.9 million as of December 31, 2022) net of $1.0 million amortization expense of favorable contract intangible assets as of December 31, 2024 ($3.0 million as of December 31, 2023 and $11.6 million as of December 31, 2022). The net amortization income is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the consolidated statements of operations.

The estimated future amortization of favorable contract intangible assets as of December 31, 2024 is as follows:

(in thousands of $)
2025	1,007
2026	1,007
2027	1,007
2028 and thereafter	240
Total	3,261

B. Assembled Workforce and Customer Relationships

As part of completion of the ManCo SPA, CoolCo purchased Golar's LNGC and FSRU management organization, pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries: Cool UK, Cool Malaysia, Cool Croatia and Cool Norway, including employees of these entities and agreements to manage third parties' fleets of LNGCs and FSRUs.

Upon acquisition pursuant to the completion of ManCo SPA on June 30, 2022, we identified "Assembled workforce" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date. We also identified "Customer relationships" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date, which has been fully amortized now and comprised of the management agreements that were acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs.

The amortization expense for the years ended December 31, 2024, 2023 and 2022 amounted to $1.7 million, $2.6 million and $1.6 million, respectively, and is included within “Depreciation and amortization” in the consolidated statements of operations.

C. Others

As of December 31, 2024 the Company holds EUAs that were received from charterers, under the EU ETS, equivalent to $0.6 million (2023: nil), and recognized within “Current intangible assets, net” given that the EUAs will be surrendered within 12 months of the balance sheet date. The EUAs held as of December 31, 2024 are not subject to amortization or an impairment review given that it is probable they will be used to settle the Company’s EU ETS obligation.

Development costs that are directly attributable to the design, implementation and testing of identifiable information system products controlled by the Company are recognized as intangible assets. Capitalized costs are recorded as "Others" under intangible assets.

As of December 31, 2024 and 2023 there were no impairments of intangible assets.

11. OPERATING LEASES

Rental income

The minimum contractual future revenues to be received on time charters in respect of our Vessels as of December 31, 2024, were as follows:

(in thousands of $)
2025	302,336
2026	207,002
2027	139,534
2028	46,514
2029 and thereafter	326,947
Total minimum contractual future revenues	1,022,332

The cost and accumulated depreciation of vessels leased to third parties as of December 31, 2024 was $2,075.2 million and $167.4 million (2023: $1,789.2 million and $100.2 million, respectively as of December 31, 2023). This does not include capitalized drydocking costs.

The components of operating lease income were as follows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Operating lease income	307,783	337,418	176,028	37,506
Variable lease income / (expense) (1)	5,837	9,663	7,539	(217)
Total operating lease income	313,620	347,081	183,567	37,289
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

The components of operating lease cost were as follows:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Total Operating lease cost (1)	1,383	1,412	830	292

(1) “Operating lease cost” includes short-term lease cost. No external vessel was sub-chartered during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024, 2023 and 2022, the right-of-use assets that we recognize as a lessee pursuant to various operating leases amounted to $3.4 million, $3.9 million and $0.9 million, respectively.

The weighted average remaining lease term for our operating leases is 4.87 years (2023: 6.2 years) and the weighted-average discount rate applied for our operating lease is 5.5% (2023: 5.5%).

The maturity of our lease liabilities as of December 31, 2024 is as follows:

(in thousands of $)
2025	866
2026	641
2027	612
2028	585
2029 and thereafter	508
Total minimum lease payments	3,212

12. OTHER CURRENT ASSETS

(in thousands of $)	December 31, 2024	December 31, 2023
Prepaid expenses	1,768	1,517
Receivable from charterers(1)	1,646	—
Other receivables(2)	2,391	1,895
Other current assets	5,805	3,412

(1) Receivable from charterers as of December 31, 2024 relates to the EUAs due from charterers under the EU ETS (see Note 2).
(2) Included in “other receivables” as of December 31, 2023 is the current portion of debt guarantees compensation provided by Golar for the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin. The guarantee ended on November 14, 2024 with no debt guarantee remaining on our balance sheet as at year ended December 31, 2024.

13. NEWBUILDINGS

On June 28, 2023, the Company exercised its option to acquire two newbuild 2-stroke LNG carriers from QCT, affiliates of EPS Ventures Ltd (“EPS”). The state-of-the-art MEGA LNG carriers (the “Newbuild Vessels”) were scheduled to be delivered from Hyundai Samho Heavy Industries (“HHI”) in the Republic of Korea towards the end of 2024.

On October 18, 2024, we took delivery of one of the Newbuild Vessels, the Kool Tiger from HHI and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia Financial Leasing Co. Ltd (“Huaxia”). All pre-delivery costs incurred during the construction of the vessel, including purchase installments, capitalized interest, supervision and technical costs that was directly attributable to the Kool Tiger amounting to $237.9 million have been capitalized and presented under Vessel and Equipment, net. The sale and leaseback transaction has been determined to be a failed sale and leaseback transaction as the Company can repurchase the vessel for a fixed predetermined amount during the charter period and has an obligation to repurchase the vessel at the end of the lease term. The Company has accounted for the failed sale and leaseback as a financing transaction. See Note 19 for further details.

As of December 31, 2024 and 2023, our capital expenditure for the Newbuild Vessels consists of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Shipyard installments (including option exercise price)	101,494	180,687
Onsite supervision costs	450	900
Interest cost capitalized	1,940	168
Other costs	1,784	149
Newbuildings	105,668	181,904

As of December 31, 2024, we have remaining estimated total commitments of approximately $135.4 million (2023: $289.9 million) for the second Newbuild Vessel, the GAIL Sagar.

14. VESSELS AND EQUIPMENT, NET

Our vessels and equipment, net consisted of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Vessels(1)	2,117,261	1,811,295
Office equipment and fittings	1,430	1,258
Less: Accumulated depreciation	(179,065)	(112,490)
Vessels and equipment, net	1,939,626	1,700,063

(1) Vessels includes capitalized cost of the Kool Tiger amounting to $237.9 million (2023: Nil) retrofitting and upgrades cost of certain vessels amounting to $37.6 million (2023: $14.6 million) and capitalized deferred drydocking cost of $42.0 million (2023: $22.1 million) for the year ended December 31, 2024. , The cost of the Kool Tiger includes capitalized interest of $2.5 million. As of December 31, 2024, retrofitting and upgrades of certain vessels is in progress, with an estimated total remaining commitment of $39.5 million and depreciation will begin upon completion.

Depreciation charges during the Successor Period within the years ended December 31, 2024, 2023 and 2022 amounted to $74.5 million, $74.1 million and $44.3 million respectively. Depreciation charges during the Predecessor Period for the period ended December 31, 2022 amounted to $5.7 million.

Capitalized deferred drydocking costs, included within Vessels as of December 31, 2024, will be depreciated over the period until the next expected drydocking for each respective vessel.

15. RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances were as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
Restricted cash and short-term deposits held by lessor VIEs (1)	—	3,350
Restricted cash relating to office lease	446	492
Total restricted cash and short-term deposits	446	3,842
Less: current portion of restricted cash and short-term deposits	—	(3,350)
Non-current restricted cash and short-term deposits	446	492

(1) On November 14, 2024, the Company exercised its options to repurchase Kool Ice and Kool Kelvin. After exercising the repurchase options, the Company no longer held a variable interest in the lessor SPVs and therefore, the Company deconsolidated the lessor SPVs, from its financial results. As a result, no restricted cash held by lessor SPVs is presented as of December 31, 2024 (Note 5).

16. OTHER NON-CURRENT ASSETS

(in thousands of $)	December 31, 2024	December 31, 2023
Mark-to-market asset on interest rate swaps (Note 21)	7,676	5,978
Operating lease right-of-use-assets (1)	3,443	3,918
Investment (2)	1,580	884
Others	16	13
Other non-current assets	12,715	10,793

(1) Operating lease right-of-use-assets mainly comprise of our office leases in Norway, Croatia and Malaysia.

(2) Includes investments at cost in Armada Technologies Limited ("Armada") as of December 31, 2024 of $1.6 million (2023: $0.9 million). Armada is a U.K. based technology company that has developed a largely passive “air lubrication system” to significantly improve fuel consumption in vessels.

17. ACCRUED EXPENSES

Accrued expenses is comprised of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Interest expense	10,074	28,206
Vessel operating expenses	16,598	7,819
Administrative expenses	7,241	5,810
Current tax payable	231	440
Accrued expenses	34,144	42,275

Vessel operating expenses comprise of accruals such as crew wages, brokers' commissions, vessel supplies, routine repairs, maintenance, lubricating oils and other vessel expenses.

Administrative expenses related accruals comprise of general overhead costs including legal and professional fees, personnel costs and other corporate expenses.

18. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Deferred operating lease and advance charter hire revenue	28,742	23,645
Unfavorable contract liabilities (Note 10)	15,767	16,998
Current portion of operating lease liability (Note 11)	866	1,112
Mark-to-market liability on interest rate swaps (Note 21)	—	933
Debt guarantee liability (Note 22)	—	761
Other payables (1)	2,313	205
Other current liabilities	47,688	43,654

 (1) Other payables includes the Company's obligation amounting to $2.3 million relating to EUAs due under the EU ETS (Note 2), of which $0.6 million is funded through EUAs received from charterers and included in “Current intangible assets, net” (Note 10) and $1.7 million of the obligation will be funded through EUAs due from charterers, included in “Other current assets” (Note 12).

19. DEBT

Long-term and short-term debt was as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
Total long-term debt and short-term debt	1,305,875	1,061,084
Less: current portion of long-term debt and short-term debt	(141,996)	(194,413)
Long-term debt (1)	1,163,879	866,671

(1) The amounts presented in the table above, are net of the deferred charges amounting to $15.8 million as of December 31, 2024 (December 31, 2023: $5.6 million).

Our outstanding gross debt as of December 31, 2024 is repayable as follows:

(in thousands of $)
2025	143,328
2026	71,902
2027	72,371
2028	72,892
2029 and thereafter	961,196
Total	1,321,689
Deferred finance charges	(15,814)
Total	1,305,875

Debt is comprised of the following:

(in thousands of $)	December 31, 2024	December 31, 2023	Maturity date (1)
Senior Secured Reducing Revolving Credit Facility (2)	447,191	485,303	December 2029
Upsized term loan facility (3)	623,152	461,891	May 2029
Sale and Leaseback financing	179,479	—	October 2034
Newbuild Vessel pre-delivery facility	71,867	40,000	January 2025
CoolCo Debt	1,321,689	987,194
ICBCL VIE loans:
- Golar Kelvin facility	—	64,758	November 2024 (1)
- Golar Ice facility	—	14,695	November 2024 (1)
Total debt (gross)	1,321,689	1,066,647
Deferred finance charges	(15,814)	(5,563)
Total debt	1,305,875	1,061,084

(1) The maturity dates presented in the above table for the Golar Kelvin facility and Golar Ice facility represent the actual repayment date of each facility, rather than the contracted maturity date.

(2) The debt outstanding as of December 31, 2023 was drawn under the Senior Secured Sustainability Linked Amortizing Term Loan. This facility was superseded by the Senior Secured Reducing Revolving Credit Facility on December 13, 2024 (see below).

(3) The debt outstanding as of December 31, 2023 was drawn under the $520.0 million term loan facility. This facility was upsized by $200 million on March 22, 2024.

Senior Secured Reducing Revolving Credit Facility

On February 17, 2022, we entered into a Senior Secured Sustainability Linked Amortizing term loan (the "$570.0 million bank facility"), which refinanced six of the Original Vessels acquired from Golar, of up to $570.0 million with a maturity date of February 2027 and an initial interest rate of the Secured Overnight Financing Rate ("SOFR") plus 275 basis points with a syndicate of banks, which CoolCo drew-down contemporaneously with the acquisition. The margin will decrease 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met or increase 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. In relation to the vessel disposal on March 22, 2023, we made a prepayment of $88.0 million of debt associated with the Golar Seal.

On June 28, 2023, lender approval was granted for an increase in the debt principal amount of $70.0 million and a reduction in the $570.0 million bank facilities interest rate margin from 275 basis points to 225 basis points. The additional debt funding was drawn on June 30, 2023, to fund the conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction. The changes in terms of the debt was assessed and accounted for as a debt modification.

On December 13, 2024, we entered into a Senior Secured Reducing Revolving Credit Facility (the "RRCF”) of up to $570.0 million to modify the existing $570.0 million bank facility with the same syndicate of banks. The RRCF matures in December 2029 and carries an interest rate of SOFR plus 200 basis points. The Company can initially draw down up to $570.0 million on the RRCF, reducing by $12.1 million each quarter starting from the first quarter of 2025. The RRCF has been accounted for as a debt modification of the existing $570.0 million bank facility.

As of December 31, 2024, the outstanding balance under the RRCF amounted to $447.2 million.

Upsized term loan facility

On November 10, 2022, in connection with the MSA, CoolCo assumed the $520.0 million term loan facility (the "$520.0 million term loan facility") secured by the four SPVs related to the acquired LNG carriers, Kool Orca, Kool Firn, Kool Boreas and Kool Baltic. The facility matures in May 2029 and carries interest based on SOFR plus a margin of 200 basis points.

On March 22, 2024, the $520.0 million term loan facility was amended for a $200 million upsize term loan facility (on a delayed drawdown basis) (the “upsized TLF May 2029”) in anticipation of the maturity of the two existing sale and leaseback arrangements during the first quarter of 2025. The amendment also includes a reduction in the minimum free cash restriction. The $200 million upsize has been accounted for as a modification of the $520.0 million term loan facility. Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

The repurchase options held by the Company under the two existing sale and leaseback arrangements were exercised by the Company on November 14, 2024. On November 13, 2024, a draw down of $200 million was made on the upsized facility to finance the repurchase of the two vessels, Kool Ice and Kool Kelvin, subject to their existing sale and leaseback arrangements.

As of December 31, 2024, the balance outstanding under the upsized TLF May 2029 amounted to $623.2 million.

Newbuild Vessel pre-delivery facility

In October 2023, we entered into agreements with affiliates of Huaxia Financial Leasing Co. Ltd ("Huaxia") for a pre-delivery credit facility and post-delivery sale and leaseback financing for the Newbuild Vessels.

Under the pre-delivery credit facility, we entered into an agreement with Huaxia to lend us a minimum of 20% and, subject to the Company entering into a committed time charter, up to 32.5% of the shipyard price for the Newbuild Vessels. This pre-delivery credit facility is non-amortizing with the principal payable upon delivery of each Newbuild Vessel and the sale of the Newbuild Vessels to a subsidiary of Huaxia under the sale and leaseback financing arrangement. The pre-delivery facility bears an initial interest rate of SOFR plus a fixed margin of 260 basis points.

As of December 31, 2024, $71.9 million was drawn under the pre-delivery credit facility, relating to the second Newbuild Vessel, the GAIL Sagar which was delivered to CoolCo in January 2025 (see note 26).

Sale and leaseback financing

CoolCo took delivery of one of the Newbuild Vessels, the Kool Tiger, on October 18, 2024 from HHI in the Republic of Korea and simultaneously entered into a sale and leaseback financing arrangement with a subsidiary of Huaxia. Under this financing arrangement the vessel was sold for $179.5 million and leased back to CoolCo on a ten year lease term. We have options to repurchase Kool Tiger during the ten year charter period and an obligation to repurchase the vessel at the end of the lease period for $82.5 million.

As the Company can repurchase the vessel for a fixed predetermined amount during the charter period and has an obligation to repurchase the vessel at the end of the lease term, the sale and leaseback transaction has been determined to be a failed sale and leaseback transaction and is accounted for as a financing transaction.

The sale and leaseback financing arrangement matures in October 2034 and bears an implied interest rate of approximately 5.80%. Pursuant to this arrangement, CoolCo provided a corporate guarantee in favor of Huaxia.

Debt restrictions

Many of our debt agreements contain operating and financing restrictions and covenants, which require compliance with certain financial ratios. Such ratios include, but are not limited to, minimum net worth, minimum value-adjusted equity ratio and minimum free cash restrictions. Further, dividend payments are subject to compliance with such financial covenants and no existing events of default.

As of December 31, 2024, we were in compliance with all our covenants under our existing debt and lease agreements.

20. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities are comprised of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Unfavorable contract liabilities (Note 10)	71,681	87,449
Non-current portion of operating lease liability (Note 11)	2,346	2,910
Others	—	3
Other non-current liabilities	74,027	90,362

21. FINANCIAL INSTRUMENTS

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

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps as of December 31, 2024:

Instrument (in thousands of $)	Notional amount	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, paying fixed	606,949	Feb-2027 to May-2029	2.69% to 3.99%

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
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the year.

The carrying value and estimated fair value of our financial instruments were as follows:

		December 31, 2024			December 31, 2023
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Fair value hierarchy	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	165,274	165,274	Level 1	133,496	133,496
Restricted cash and short-term deposits	Level 1	446	446	Level 1	3,842	3,842
Trade accounts and other receivables(2)	Level 1	1,838	1,838	Level 1	9,511	9,511
Trade accounts payable(2)	Level 1	(19,608)	(19,608)	Level 1	(12,231)	(12,231)
Current portion of long-term debt and short-term debt (3) (4)	Level 2	(143,328)	(143,328)	Level 2	(196,305)	(196,305)
Long-term debt (4)	Level 2	(1,178,361)	(1,178,361)	Level 2	(870,342)	(870,342)
Derivatives:
Interest rate swaps asset (5)	Level 2	7,676	7,676	Level 2	5,978	5,978
Interest rate swaps liability (5)	Level 2	—	—	Level 2	933	933
(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying values of trade accounts and other receivables and trade accounts payable approximate fair values because of the near-term maturity of these instruments. Other receivables includes amounts related to the EUAs due from charterers under the EU ETS.

(3) The carrying amounts of the current portion of long-term debt and short-term debt approximate fair values because of the near-term maturity of these instruments.

(4) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above, are gross of deferred charges amounting to $15.8 million as of December 31, 2024 (December 31, 2023: $5.6 million) (Note 19).

(5) Derivative assets are presented within other non-current assets and derivative liabilities are presented within other current liabilities on the consolidated balance sheets.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis.

•The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and that of our swap counterparty. The mark-to-market gain or loss on our interest rate swaps are not designated as hedges for accounting purposes for the period and are reported within the consolidated statements of operations caption "Gain on derivative instruments”.

•The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balance of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of December 31, 2024 and December 31, 2023 would be adjusted as detailed in the following table:

	December 31, 2024			December 31, 2023
(in thousands of $)	Gross amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheets	Gross amounts not offset in the consolidated balance sheets subject to netting agreements	Net amount
Total derivative assets	7,676	—	7,676	5,978	(969)	5,009
Total derivative liabilities	—	—	—	933	(969)	(36)

The cash flows from economic hedges are classified in the same category as the cash flows from the items subject to the economic hedging relationship.

Foreign currency risk

The majority of our Vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner, Euros, British Pounds and Malaysian Ringgits. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

22. RELATED PARTIES TRANSACTIONS

Transactions with related parties:

The following table sets forth transactions with related parties:

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2023	Phased period from January 1, 2022 to June 30, 2022
Ship management fee revenue (a)	—	455	2,030	1,342
Ship management and administrative services expense (a)	—	(687)	(4,534)	(730)
Insurance commission (b)	(208)	(276)	—	—
Debt guarantee compensation (c)	—	(169)	(837)	—
Commitment fee (d)	—	(20)	(119)	—
Office rental (e)	(209)	(444)	—	—
	(417)	(1,141)	(3,460)	612

Amounts due to related parties:

Balances with related parties consisted of the following:

(in thousands of $)	December 31, 2024	December 31, 2023
Balances due to QPSL and its affiliates (e)	294	757

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

In addition, Golar Management and Golar Management (Bermuda) Ltd., entered into the TSA pursuant to which Golar provided corporate administrative services to CoolCo the TSA was subsequently replaced by the ASA, for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions. The ASA expired on June 30, 2023.

Following the announcement on February 28, 2023 that Golar sold all (but one share) of its remaining shareholding interest in the common shares of the Company to EPS, it ceased to be a related party and subsequent transactions with Golar and its subsidiaries are treated as third party.

b) Insurance Services – Eastern Pacific Shipping Pte. Ltd., an affiliate of QPSL, provides CoolCo with insurance and claim handling services. The charges during the years ended December 31, 2024 and December 31, 2023 represent the commission paid as a percentage of the gross premium for such insurances placed.

c) Debt guarantee compensation – Golar agreed to remain as the guarantor of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Kool Ice and Kool Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of December 31, 2023 was $176.7 million. The compensation amounted to $0.2 million for the year ended December 31, 2023. The guarantee ended on November, 14, 2024 and no amount remained on our consolidated balance sheet as of December 31, 2024.

(d) Commitment fee – We entered into a revolving credit facility of $25.0 million from Golar, which was terminated on May 28, 2023. The facility included a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively.

(e) Balances due to QPSL and its affiliates - Payables to QPSL and its affiliates as of December 31, 2024 are comprised of office rental. The balance as of December 31, 2023 is comprised primarily of the supervision cost capitalized in the Newbuild Vessels (See Note 12), and office rental.

23. OTHER COMMITMENTS AND CONTINGENCIES

The book value of our Vessels secured under long-term loans was as follows:

(in thousands of $)	December 31, 2024	December 31, 2023
Carrying value of vessels secured against long-term loans	1,938,867	1,699,288

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the consolidated financial statements.

24. SHARE CAPITAL AND SHARE BASED COMPENSATION

Our authorized and issued share capital was as follows:

Authorized share capital:

(in thousands of $ except number of shares)	December 31, 2024	December 31, 2023
400,000,000 (2023: 400,000,000) common shares of $1.00 each	400,000	400,000

Issued share capital:

(in thousands of $ except number of shares)	2024	2023
53,726,718 (2023: 53,702,846) common shares of $1.00 each	53,727	53,703
(number of shares)
As of January 1,	53,702,846	53,688,462
RSUs vested during the year	23,872	14,384
As of December 31,	53,726,718	53,702,846

As of December 31, 2024, EPS hold 31,254,390 shares (2023: 31,254,390), equivalent to approximately 58.2% (2023: 58.2%) of the Company and the public holds the remaining shares 22,472,328 (2023:22,448,456), equivalent to approximately 41.8% (2023: 41.8%) of the Company.

Treasury Shares

In November 2024, our Board of Directors approved a new share repurchase program under which the management may at its discretion, repurchase outstanding common shares worth up to approximately $40.0 million over a two year period. Repurchases under the share repurchase program may be made from time to time through open market repurchases or through privately negotiated transactions subject to market conditions, applicable legal requirements and other relevant factors. Repurchases are expected to be conducted through a combination of a non-discretionary plan during blackout periods and a discretionary plan during open trading windows in accordance with applicable securities laws. No share repurchases were made during the year ended December 31, 2024 and there is at present no obligation for us to purchase any shares from any counterparty.

Share Based Compensation

On November 25, 2022, the Board of Directors of CoolCo resolved to implement a long-term incentive plan (the “LTIP”) for employees, management and board members of the Company and its affiliates. The overall purpose of the LTIP is to promote the success of the Company for the benefit of its shareholders, by providing a framework for the retention and incentivization of employees using the Company’s equity and thereby aligning their interests with the Company and its affiliates. The LTIP provides for the grant of equity awards, with the intention being for the initial awards to be granted as Share options (“Share Options”) and RSUs, as further detailed below.

A. Share options

Pursuant to the LTIP, in November 2022 CoolCo granted 1,088,932 share options to management, key employees and board members of the Company. Each share option, when exercised, carries the right to acquire one share in CoolCo, giving the right to acquire up to in aggregate 1,088,932 shares. The share options will vest equally over a period of four years and will lapse four years from the date of their grant if not exercised.

In November 2023, CoolCo granted a further 74,246 share options to two board members of the Company. The share options will vest equally over a period of three years and will lapse three years from the date of their grant if not exercised.

The following assumptions were used to determine fair values of share options granted:

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

The fair value of each option award is estimated on the grant date or modification date using the Black-Scholes option pricing model. The respective weighted average assumptions as at each grant date are noted in the table below:

	Granted in November 2023	Granted in November 2022
Risk free interest rate	4.8%	4.0%
Expected volatility of common stock	30.0%	30.0%
Expected dividend yield	0.0%	0.0%
Expected term of options (in years)	3 years	4 years

A summary of the share option activity for the year ended December 31, 2024 is presented below:

	Shares (in '000s)	Weighted average exercise price	Weighted average remaining contractual term (years)
Options outstanding at December 31, 2024 and 2023	1,163,178	$10.20	2
Vested during the year	296,982	$10.20	N/A

Options outstanding and exercisable at:
December 31, 2024	569,215	$10.20	2
December 31, 2023	272,233	$10.00	3

Compensation cost recognized in the consolidated statements of income during the year ended December 31, 2024 amounted to $1.0 million (2023: $1.7 million and 2022: $0.2 million).

As of December 31, 2024 and 2023, 1.2 million options were outstanding in respect of CoolCo shares.

As of December 31, 2024, the total unrecognized compensation cost amounting to $2.7 million (2023: $3.7 million) relating to options outstanding is expected to be recognized over a weighted average period of two years.

B. Restricted Stock Units (“RSUs”)

Pursuant to the LTIP, CoolCo granted RSUs to certain individuals, including employees of Cool UK, Cool Norway, Cool Croatia and Cool Malaysia during the years ended December 31, 2023 and 2022. The RSUs usually vest equally over a period of four years.

The fair value of the RSU award is estimated using the market price of the Company’s common shares at grant date with expense recognized evenly over the four-year vesting period.

A summary of RSUs movement for the year ended December 31, 2024 is presented below:

	Shares (in '000s)	Weighted average grant date fair value per share	Weighted average remaining contractual term (years)
Non-vested RSUs at December 31, 2023	180,828	$12.4	3
Vested during the year	(41,834)	N/A	N/A
Forfeited during the year	(31,428)	N/A	N/A
Non-vested RSUs at December 31, 2024	107,566

As of December 31, 2024, the total unrecognized compensation cost amounting to $0.8 million (2023: $1.9 million) relating to RSUs outstanding is expected to be recognized over a weighted average period of two to three years.

25. BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year. The following reflects the net income and share data used in the basic and diluted earnings per share calculation.

	Fiscal Year 2024	Fiscal Year 2023	Fiscal Year 2022
	Successor (Consolidated)	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $, except number of shares and per share data)	January 1, 2024 to December 31, 2024	January 1, 2023 to December 31, 2023	Phased period from January 27, 2022 to December 31, 2022	Phased period from January 1, 2022 to June 30, 2022
Net income attributable to Owners of Cool Company Ltd. / Predecessor's Parent - basic and diluted	98,142	174,729	85,742	15,038
Weighted average number of shares outstanding	53,703,827	53,689,683	40,451,470	1,010,000
Dilutive potential ordinary shares(1)	126,827	—	—	—
Weighted average number of shares, adjusted for dilution	53,830,654	53,689,683	40,451,470	1,010,000

Earnings per share:
–Basic	$1.83	$3.25	$2.12	$14.89
–Diluted	$1.82	$3.25	$2.12	$14.89

(1) For fiscal year 2023 and 2022, the effects of share options and RSUs (see Note 24) were excluded from the calculation of diluted EPS because the effect was anti-dilutive.

26. SUBSEQUENT EVENTS

Delivery of Newbuild Vessel

In January 2025, we took delivery of the other Newbuild Vessel, the GAIL Sagar from HHI and simultaneously entered into a sale and leaseback financing arrangement with Huaxia. All pre-delivery costs incurred during the construction of the vessel, including purchase installments, capitalized interest, supervision and technical costs that were directly attributable to the GAIL Sagar estimated to be approximately $241.1 million will be capitalized.

Interest Rate Swaps

In March 2025, CoolCo entered into a further $50.0 million interest rate swap agreement with various financial institutions that converts floating rate interest obligations under the RRCF to fixed interest rates, effective from February 2027 until September 2029.